Exhibit 99.2

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, JULY 30, 2014

NOTICE OF SPECIAL MEETING AND
MANAGEMENT PROXY AND INFORMATION CIRCULAR

RELATING TO, AMONG OTHER THINGS, THE ISSUANCE OF COMMON SHARES IN CONNECTION
WITH AN ARRANGEMENT WITH SULLIDEN GOLD CORPORATION LTD.

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF RIO ALTO MINING LIMITED OF PROXIES TO BE VOTED AT THE SPECIAL MEETING OF SHAREHOLDERS OF RIO ALTO MINING LIMITED TO BE HELD ON WEDNESDAY, JULY 30, 2014.

RECOMMENDATION TO SHAREHOLDERS

The board of directors of Rio Alto Mining Limited, after careful consideration, has unanimously determined that the Arrangement is in the best interests of Rio Alto Mining Limited. The board of directors unanimously recommends that the shareholders of Rio Alto Mining Limited vote FOR the resolution approving the share issuance for the Arrangement.

TO BE HELD AT:

OFFICES OF DAVIS LLP
Suite 6000, 1 First Canadian Place
Toronto, Ontario M5X 1E2

At 4:30 p.m.

June 26, 2014

Dear Rio Alto Shareholders,

The board of directors (the “Board”) of Rio Alto Mining Limited (“Rio Alto” or the “Company”) cordially invites you to attend the special meeting (the “Meeting”) of shareholders of Rio Alto to be held at the offices of Davis LLP, Suite 6000, 1 First Canadian Place, Toronto, Ontario M5X 1E2 on Wednesday, July 30, 2014 at 4:30 pm (Toronto time).

At the Meeting, you will be asked to consider and, if deemed advisable, approve, with or without amendment, an ordinary resolution to authorize Rio Alto to issue such number of common shares in the capital of the Company (“Rio Alto Shares”) as is necessary to allow the Company to acquire 100% ownership of Sulliden Gold Corporation Ltd. (“Sulliden”) pursuant to an arrangement transaction (the “Arrangement”) in accordance with an arrangement agreement, as amended, between the Company, Sulliden and 2422222 Ontario Inc., a wholly-owned subsidiary of Sulliden, (the “Arrangement Agreement”) dated June 13, 2014 (the “Rio Alto Share Issuance Resolution”). A more detailed description of the matter and the full text of the resolution are set forth in the management information circular (the “Rio Alto Circular”) that accompanies this letter. Rio Alto shareholder approval is being sought pursuant to the policies of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), and as a matter of good corporate governance.

To be effective, the Rio Alto Share Issuance Resolution must be approved by an affirmative vote of at least a simple majority of the votes cast at the Meeting by the Rio Alto shareholders present in person or by proxy. The completion of the Arrangement is also subject to certain other conditions, including receipt of the approval of the Arrangement by the Ontario Superior Court of Justice and the approval by the shareholders of Sulliden of the Arrangement and the continuance of Sulliden from the province of Québec under the Business Corporations Act (Québec) into Ontario under the Business Corporations Act (Ontario). Upon completion of the Arrangement, the combined company will be led by the existing management team of Rio Alto and the new Board of Directors will consist of all of the existing members of the Rio Alto Board and two nominees from Sulliden.

The Board has received the opinion of GMP Securities L.P., financial advisor to the Company, which concluded that based upon the consideration and subject to the assumptions, qualifications and limitations stated in its opinion, the consideration to be paid by Rio Alto pursuant to the Arrangement is fair, from a financial point of view, to Rio Alto.

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE RIO ALTO BOARD HAS UNANIMOUSLY RECOMMENDED THAT RIO ALTO SHAREHOLDERS VOTE IN FAVOUR OF THE RIO ALTO SHARE ISSUANCE RESOLUTION.

Each of the directors and senior officers of Rio Alto intends to vote his Rio Alto Shares FOR the approval of the Rio Alto Share Issuance Resolution and has entered into support agreements to this effect.

It is very important that your Rio Alto Shares be represented at the Meeting. Whether or not you are able to attend the Meeting in person, we urge you to complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose or fax to 1-866-249-7775.

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

-ii-

All proxies, to be valid, must be received by Computershare Investor Services Inc., 100 University Ave., 8th floor, North Tower Toronto, Ontario M5J 2Y1, or by the Company's solicitation agent, Kingsdale Shareholder Services Inc., 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. Voting by proxy will ensure that your vote will be counted if you are unable to attend the Meeting in person.

If you are a non-registered holder of Rio Alto Shares and have received these materials from your broker or another intermediary, please complete and return the form of proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided. Failure to do so may result in your Rio Alto Shares not being eligible to be voted at the Meeting. See “VOTING INFORMATION - Voting for non-registered holders” in the Circular.

If you require any assistance in completing your proxy, please call our proxy solicitors. Rio Alto shareholders residing in North America may call Kingsdale Shareholder Services (“Kingsdale”) toll-free at 1-866-229-8214. Rio Alto shareholders residing outside of North America may call collect at 416-867-2272. Rio Alto shareholders may also email Kingsdale at contactus@kingsdaleshareholder.com. Electronic copies of the enclosed management information circular and the accompanying joint management information circular supplement (the “Supplement”) which forms part of the management information circular (together, the “Circular”) are available on Rio Alto’s website at www.rioaltomining.com and on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's website at www.sec.gov/.

This Circular, including the Supplement, contains a detailed description of the Arrangement, including the Arrangement Agreement governing the terms of the Arrangement. We have provided a brief description of the Arrangement in this letter to assist you in making your decision, but you should carefully consider all of the information in, and incorporated by reference in, the Circular, including the appendices and schedules included therein. If you require assistance, consult your financial, legal or other professional advisors.

On behalf of the Rio Alto Board, I would like to express our gratitude for the support of our shareholders have demonstrated with respect to our decision to move forward with the proposed Arrangement with Sulliden. We look forward to seeing you at the Meeting.

Yours very truly,

(Signed) “Alexander Black”

Alexander Black
President and Chief Executive Officer

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

WHEN:	Wednesday, July 30, 2014 at 4:30 p.m. EST

WHERE:	Offices of Davis LLP, Suite 6000, 1 First Canadian Place
Toronto, Ontario M5X 1E2

PURPOSE:	To discuss and, if it thought fit, approve the following items of business:

1.

To consider and, if deemed advisable, approve, with or without amendment, an ordinary resolution to authorize Rio Alto Mining Limited (“Rio Alto” or the “Company”) to issue such number of common shares in the capital of the Company as is necessary to allow the Company to acquire 100% ownership of Sulliden Gold Corporation Ltd. (“Sulliden”) pursuant to an arrangement transaction (the “Arrangement”) in accordance with an arrangement agreement, as amended, between the Company, Sulliden and 2422222 Ontario Inc. (the “Arrangement Agreement”) dated June 13, 2014, as more particularly described in the Rio Alto management information circular and accompanying joint management information circular supplement dated June 26, 2014 (the “Circular”), including, but not limited to, the issuance of common shares in the capital of the Company upon the exercise of warrants of Sulliden; the issuance of common shares in the capital of the Company upon the exercise of replacement options of the Company issued in exchange for options of Sulliden; the issuance of common shares in the capital of the Company in settlement of obligations under restricted stock units and deferred share units of Sulliden; the issuance of common shares in the capital of the Company for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms); and the issuance of such number of common shares in the capital of the Company as is necessary to meet its obligations to Sulliden and 2422222 Ontario Inc. as contemplated in the Arrangement Agreement; and

2.	to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

By Order of the Board,

(Signed) “Alexander Black”
Alexander Black
President and Chief Executive Officer

Vancouver, British Columbia
June 26, 2014

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

-ii-

It is desirable that as many shares of the Company as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose or fax to 1-866-249-7775. All proxies, to be valid, must be received by Computershare Investor Services Inc., 100 University Ave., 8th floor, North Tower Toronto, Ontario M5J 2Y1, or by the Company's solicitation agent, Kingsdale Shareholder Services Inc., 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

MANAGEMENT INFORMATION CIRCULAR

Solicitation of proxies

This management information circular and accompanying joint management information circular supplement dated June 26, 2014 (collectively, the “Circular”) is provided in connection with the solicitation by management and the directors of Rio Alto Mining Limited (the “Company” or “Rio Alto”) of proxies from the holders of common shares of the Company (the “Rio Alto Shares”) for the special meeting of shareholders of the Company (the “Meeting”) to be held on Wednesday, July 30, 2014 at 4:30 p.m. at the offices of Davis LLP, located at Suite 6000, 1 First Canadian Place, Toronto, Ontario, M5X 1E2 or at any adjournment or postponement(s) thereof for the purposes set out in the accompanying notice of Meeting (“Notice of Meeting”). The Company has engaged Kingsdale Shareholder Services Inc. (“Kingsdale”) as the information agent for the Meeting and to, among other things, solicit proxies for the Meeting. Any solicitation costs will be borne by the Company. If you have any questions about information contained in this Circular or require assistance in completing your proxy, please consult Kingsdale by telephone at 1-866-229-8214 toll free in North America or call collect at 416-867-2271 outside of North America or by email at contactus@kingsdaleshareholder.com.

Request for Printed Meeting Materials

Shareholders can request that printed copies of the Meeting materials be sent to them by postal delivery at no cost to them by contacting Rio Alto’s corporate office as follows:

Rio Alto Mining Limited
Attention: Alejandra Gomez
Suite 1950, 400 Burrard Street
Vancouver BC V6C 3A6
Tel: 1 604 628 1401
Email: info@rioaltomining.com

Effective Date:

Unless otherwise stated, the information contained in this circular is effective as at June 26, 2014 (the “Effective Date”).

Currency:

Unless otherwise stated, all dollar amounts are in US dollars. Canadian dollars are referred to as “C$.”

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

VOTING INFORMATION

Why am I receiving this proxy and information circular?

One of the benefits of being a shareholder is the right to vote on certain corporate matters. This Circular provides the information that you need to vote at the Meeting. Since some shareholders cannot or do not want to personally attend the special meeting at which the voting occurs, Rio Alto provides shareholders with the option to cast a proxy vote, that is to say to provide authority to the persons selected by the board of directors of the Company (the “Management Designees”) to represent them at the Meeting, or to designate a person (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper Instrument of Proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the Instrument of Proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

What will I be voting on?

Holders of Rio Alto Shares are being asked to vote to approve a share issuance resolution (the “Rio Alto Share Issuance Resolution”) authorizing Rio Alto to issue such number of Rio Alto Shares in the capital of Rio Alto as is necessary to allow Rio Alto to acquire 100% ownership of Sulliden Gold Corporation Ltd. (“Sulliden”) pursuant to the Arrangement (as defined herein), including the issuance of Rio Alto Shares upon the exercise of warrants of Sulliden; the issuance of Rio Alto Shares upon the exercise of replacement options of the Company issued in exchange for options of Sulliden; the issuance of Rio Alto Shares in settlement of obligations under restricted stock units and deferred share units of Sulliden; the issuance of Rio Alto Shares to meet its obligations under the Arrangement Agreement (as hereinafter defined); and, for any other matters contemplated by or related to the arrangement transaction (the “Arrangement”) in accordance with an arrangement agreement dated June 13, 2014 and amended as of June 26, 2014 between the Company, Sulliden and 2422222 Ontario Inc. (the “Arrangement Agreement”), as the Arrangement may be, or may have been, modified or amended in accordance with its terms.

What is the recommendation of the Board?

The Board of Directors of Rio Alto (the “Board” or “Board of Directors”), after consulting with its financial and legal advisors, has unanimously determined that the Arrangement is fair to and in the best interests of, Rio Alto, and recommends that Rio Alto shareholders vote FOR the Rio Alto Share Issuance Resolution to be considered at the Meeting, as discussed in more detail below.

How is the Arrangement to be achieved?

The Arrangement will be carried out pursuant to the provisions of the Business Corporations Act (Ontario). An arrangement is a statutory corporate reorganization that is supervised and approved by a court. If the Arrangement is approved at the special meeting of shareholders of Sulliden (the “Sulliden Meeting”), the issuance of Rio Alto Shares pursuant to the Arrangement is approved at the Meeting and the other conditions specified in the Arrangement are satisfied or waived (for a summary of such conditions, see

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

“The Arrangement Agreement - Conditions Precedent” in the joint management information circular supplement (“Supplement”) that forms part of this Circular, Rio Alto and Sulliden will apply to the Ontario Superior Court of Justice (Commercial List) for a final order approving the Arrangement. If the final order is granted by the court, Rio Alto and Sulliden will complete the Arrangement shortly thereafter.

Why are Rio Alto shareholders being asked to approve the issuance of Rio Alto Shares pursuant to the Arrangement?

Rio Alto will be required to issue a significant number of Rio Alto Shares pursuant to the Arrangement. Shareholder approval is being sought pursuant to the policies of the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), and as a matter of good corporate governance.

Do I have a right of dissent in respect of any of the matters to be considered at the meeting?

No. Under the Business Corporations Act (Alberta) (the "ABCA"), the corporate legislation governing Rio Alto, holders of Rio Alto Shares are not entitled to any rights of dissent in respect of any of the matters to be dealt with at the Meeting.

How will these matters be decided at the Meeting?

A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

You will have one vote for each common share of the Company you own at the close of business on June 26, 2014, the record date (the “Record Date”) for the Meeting.

How many shares are eligible to vote?

The Company is authorized to issue an unlimited number of Rio Alto Shares and an unlimited number of Preferred Shares. There are no other shares authorized, issued or outstanding of any class. As at the Effective Date, the Company has 177,067,682 Rio Alto Shares outstanding. The Rio Alto Shares are the only shares entitled to be voted at the Meeting, and holders of Rio Alto Shares are entitled to one vote for each common share held.

As of the Effective Date, to the knowledge of the directors and senior officers of the Company, the only party who beneficially owned, directly or indirectly, or exercised control or direction over Rio Alto Shares carrying more than 10% of the voting rights of the Company was Sentry Investments Inc. Based on the information filed on December 31, 2013, Sentry Investments Inc. has control and direction over 29,709,500 Rio Alto Shares representing approximately 16.78% of the voting rights attached to the Company’s voting securities.

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by Proxy, as explained below. If your shares are registered in the name of an Intermediary (as hereinafter defined), please see the instructions below under the heading “Voting for non-registered holders.”

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

Voting by proxy for registered holders

In addition to voting in person at the Meeting, you may vote by mail by completing the Instrument of Proxy and returning it to Computershare Investor Services, at 100 University Ave., 8th floor, North Tower Toronto, Ontario M5J 2Y1 by mail, or via fax to 1-866-249-7775 at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. You may also vote by phone or via the Internet. To vote by phone (only available in Canada and the US) call the toll free number listed on the Instrument of Proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the Instrument of Proxy.

Voting for non-registered holders

If your Rio Alto Shares are not registered under your name they will likely be registered under the name of your broker or an agent of that broker (the “Intermediary”). Each Intermediary has its own procedures; please follow them carefully to ensure that your shares are voted at the Meeting according to your instructions. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Your Intermediary should have sent you this Circular, together with either (a) the voting instruction form to be completed and signed by you and returned to them as required, or (b) an Instrument of Proxy, which has already been signed by the Intermediary and is restricted as to the number of shares beneficially owned by you, to be completed by you and returned to Computershare or Kingsdale no later than 48 hours, excluding Saturdays, Sundays and holidays, prior the commencement of the Meeting. To vote in person at the Meeting, a non-registered shareholder should, in the case of a voting instruction form, follow the instructions set out on the voting instruction form and, in the case of an Instrument of Proxy, insert his or her name in the blank space provided and return the Instrument of Proxy to Computershare no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting. Late proxies from non-registered holders may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

How will my proxy be voted?

On the Instrument of Proxy, you can indicate how you would like your proxy holder to vote your shares for any matter put to a vote at the meeting and on any ballot, and your shares will be voted accordingly. If you do not indicate how you want your shares to be voted, the Management Designees (whose names appear on the Instrument of Proxy) intend to vote your shares in the following manner:

i.	FOR the Rio Alto Share Issuance Resolution; and

ii.	FOR management’s proposals generally.

How can I revoke my proxy?

You can revoke your proxy at any time prior its use by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to Rio Alto’s corporate office (located at Suite 1950, 400 Burrard Street, Vancouver BC, V6C 3A6) before the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

How are proxies solicited?

The Company’s management and directors have engaged Kingsdale to solicit your proxy and the costs of doing so are being borne by the Company. The Company expects to pay fees of approximately $175,000 to Kingsdale for its proxy solicitation services in addition to certain out-of-pocket expenses. In addition to soliciting proxies by mail or telephone, Kingsdale or the Company’s directors, officers and employees of the Company may also, without additional compensation, solicit proxies in person or by phone, fax or other form of electronic communication.

Who counts the votes?

The Company’s transfer agent, Computershare Investor Services Inc., counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.

Who do I contact if I have questions?

If you have any inquiries, you can contact Kingsdale, the Company's information and solicitation agent, as follows:

Kingsdale Shareholder Services Inc.
130 King Street West, Suite 2950
P.O. Box 361, Toronto, Ontario M5X 1E2
Toll free in North America: 1-866-229-8214
Collect outside of North America: 416-867-2272
Email: contactus@kingsdaleshareholder.com

BUSINESS OF THE MEETING

The Arrangement

Capitalized terms in this section that are not otherwise defined have the meaning ascribed thereto under “Glossary of Terms” in the attached Supplement. Certain information pertaining to Sulliden and 2422222 Ontario Inc. (“SpinCo”) in this Circular, including forward-looking information and forward-looking statements made by Sulliden and SpinCo, included or incorporated by reference herein, has been provided by Sulliden or SpinCo or is based on publicly available documents and records on file with the Canadian securities authorities and other public sources. Although Rio Alto does not have any knowledge that would indicate that any such information is untrue or incomplete, Rio Alto assumes no responsibility for the accuracy or completeness of such information, nor for the failure by such other persons to disclose events that may have occurred or which may affect the completeness or accuracy of such information but which is unknown to Rio Alto. This section may contain forward-looking statements and forward-looking information and you should refer to the Cautionary Note Regarding Forward-Looking Information at page S-1 in the Supplement.

At the Meeting, you will be asked to consider and, if deemed advisable, approve the Rio Alto Share Issuance Resolution, the full text of which is reproduced below, in respect of a proposed Arrangement involving Rio Alto, Shahuindo Gold Limited (“Rio Alto NewCo”), a wholly-owned subsidiary of Rio Alto incorporated for the purpose of participating in the Arrangement, Sulliden and the shareholders of Sulliden, pursuant to which, among other things, all of the outstanding common shares of Sulliden (the “Sulliden Shares”) will be acquired by Rio Alto and Sulliden, upon amalgamation with Rio Alto NewCo, will become a wholly-owned subsidiary of Rio Alto. As part of the Arrangement, all of the issued and

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com outstanding Sulliden Shares (other than Sulliden Shares already owned by Rio Alto and its associates and affiliates) will be exchanged for Rio Alto Shares on the basis of 0.525 of one Rio Alto share for each Sulliden Share. Sulliden shareholders (including Rio Alto) will also receive 0.10 of one SpinCo Share.

Shareholder approval is required in connection with the Arrangement by the rules and regulations of the NYSE and the TSX. In connection with the Arrangement, Rio Alto expects to issue approximately 153,235,766 Rio Alto Shares, which is equal to approximately 86.5% of the non-diluted Rio Alto Shares outstanding immediately prior to the date of this Circular. Pursuant to the listing rules of both the TSX and the NYSE, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% (in the case of the TSX) and 20% (in the case of the NYSE) of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Rio Alto and Sulliden and their respective legal and financial advisers. The following is a summary of the background leading up to the Arrangement Agreement.

Rio Alto’s senior management team regularly considers strategic opportunities, including potential corporate and asset transactions, focusing on high quality prospects that would complement Rio Alto’s portfolio. In accordance with its strategic plan, Rio Alto monitors the activities of other mining companies on a regular basis, often with the assistance of external financial and legal advisors, in order to identify attractive assets located in politically stable, mining-friendly jurisdictions, that could provide Rio Alto with further production growth, asset diversification, lower production costs and an improved platform from which to pursue a broader set of acquisition opportunities.

Prior to the consideration of the proposed Arrangement described in this Circular, Rio Alto’s management and Board of Directors had from time to time considered strategic alternatives to enhance shareholder value, including through engaging in discussions with other companies concerning strategic combinations. Several of the opportunities considered proceeded to confidentiality agreements, but none of them led to a definitive agreement.

Rio Alto has been aware of Sulliden and the Shahuindo gold project (the “Shahuindo Project”) for several years given the proximity to Rio Alto’s La Arena mine. Alexander Black, President and Chief Executive Officer of Rio Alto, first approached Justin Reid, President and Director of Sulliden in the spring of 2013. No information was exchanged at that time given the expectation that the environmental permit approval on the Shahuindo Project was imminent and later received on September 11, 2013.

Rio Alto continued to monitor Sulliden’s progress on the Shahuindo Project and on April 14, 2014, Mr. Black and Peter Tagliamonte, Chief Executive Officer and Co-Chairman of Sulliden, met in Lima, Peru, and discussed the merits of a potential transaction between the two companies. Following the meeting, Mr. Black agreed to propose a potential deal structure with the objective of presenting it to Mr. Tagliamonte and representatives of Sulliden’s management team after Easter.

In early April 2014, Mr. Black contacted GMP Securities L.P. (“GMP”) regarding a possible advisory assignment relating to a potential transaction with Sulliden. On April 22, 2014, Rio Alto formally retained GMP as exclusive financial advisor to Rio Alto and its Board regarding the Arrangement, including to assist in the negotiations of a transaction and to provide a fairness opinion to the Board of Directors, as appropriate under the circumstances.

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

On April 24, 2014, Mr. Black together with representatives of GMP, met with Mr. Tagliamonte and Stan Bharti, Co-Chairman of Sulliden, in Toronto to discuss Rio Alto’s proposal on a potential deal structure. Negotiations between representatives of Rio Alto and Sulliden proceeded for the next several weeks in regards to a potential business combination, a possible exchange ratio and certain other transaction considerations.

At the request of Mr. Black, GMP prepared a brief presentation outlining the preliminary terms and indicative timeline in regards to the potential transaction that was provided to the Board on May 5, 2014 to update them on management’s progress.

Following further negotiation between the representatives of Rio Alto and Sulliden, as well as with their respective legal and financial advisors, the parties executed a non-binding preliminary term sheet (the “Term Sheet”) on May 9, 2014, setting out at a high level the terms and conditions of a potential business combination transaction between the parties. In addition, on May 9, 2014, both Rio Alto and Sulliden executed a confidentiality agreement to allow the companies and their respective financial and legal advisors to commence their due diligence reviews. Access to each company’s electronic dataroom was granted for this purpose.

The Board met on May 12, 2014, at which time the Board received presentations from: (i) management giving a thorough background of the negotiations that had taken place to date; (ii) Rio Alto’s technical team on the results of due diligence thus far in regards to the Shahuindo Project; and (iii) GMP on its preliminary views and financial analysis with respect to a potential transaction, including an indication that, based on the preliminary transaction terms and subject to a further review of the final negotiated terms, GMP expected to be able to deliver an positive opinion as to the fairness of the Arrangement from a financial point of view to Rio Alto. Following the presentations, the Board instructed Mr. Black and his team to complete its due diligence review of Sulliden and continue the negotiation of terms with respect to a proposed transaction.

Between May 12 and May 20, 2014, representatives of Rio Alto and Sulliden, together with their legal and financial advisors, negotiated the terms of a letter of intent setting forth the terms and conditions of the proposed business combination. Sulliden’s senior technical team completed site visits to Ro Alto’s properties in Peru between May 11 and May 15, 2014 and the Rio Alto senior technical team completed site visits to Sulliden’s properties in Peru between My 9 and May 20, 2014.

On May 20, 2014, the Board met to consider the final terms of the letter of intent. The Board received a presentation together with an oral opinion from GMP, subsequently confirmed in writing, to the effect that, as of May 20, 2014 and based upon the consideration and subject to the assumptions, qualifications and limitations stated in its opinion, the consideration to be paid by Rio Alto pursuant to the Arrangement was fair, from a financial point of view, to Rio Alto. After receiving the oral fairness opinion from GMP and based upon the review of the terms, the Board: (i) determined that the Arrangement was in the best interests of the Company; (ii) determined that the Arrangement was fair from the point of view of the shareholders of Rio Alto; and (iii) unanimously approved the entering into of the letter of intent. The letter of intent was subsequently executed and publicly announced by joint news release at approximately 6:30 a.m. (Toronto Time) on May 21, 2014.

On May 28, 2014, Rio Alto and Agnico Eagle Mines Limited (“Agnico Eagle”) entered into an agreement whereby Rio Alto agreed to purchase from Agnico Eagle 26,966,292 Sulliden Shares, representing 8.6% of the issued and outstanding Sulliden Shares. This acquisition was completed on May 29, 2014

From May 20, 2014 through June 13, 2014, legal advisors for Rio Alto and Sulliden, together with Rio Alto, Sulliden and their respective financial advisors, negotiated and finalized the Arrangement Agreement, the

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Plan of Arrangement and related disclosure memoranda for each of Rio Alto and Sulliden, respectively. The parties concluded their respective confirmatory due diligence on one another on June 13, 2014.

On June 13, 2014, Rio Alto and Sulliden executed the Arrangement Agreement, and subsequently issued a joint press release announcing the approval of the Arrangement by the boards of directors of each of Rio Alto and Sulliden and the execution of the Arrangement Agreement. In addition, Rio Alto and Sulliden each received from the other voting support agreements providing that the holders of approximately 7.2% of Sulliden Shares and the holders of 3.9% of Rio Alto Shares will vote in favour of the Arrangement and the Rio Alto Share Issuance Resolutions, respectively. Rio Alto has also agreed to vote the Sulliden Shares it holds in favour of the Arrangement.

Fairness Opinion

Pursuant to a letter agreement dated April 22, 2014, Rio Alto retained GMP as financial advisor to Rio Alto and the Board in connection with the Arrangement. GMP, as part of its engagement, has agreed to render a written opinion as to the fairness, from a financial point of view, to Rio Alto of the consideration to be paid by Rio Alto pursuant to the Arrangement. GMP was not engaged to make (and has not made) an independent formal valuation of Rio Alto or Sulliden or of their respective material assets or securities.

At a meeting on May 20, 2014, GMP provided the Board with an oral opinion, which was subsequently confirmed in a written opinion, to the effect that, based on its review and subject to the assumptions, limitations and qualifications contained therein, GMP was of the opinion that, as of the date of the written opinion, the consideration being offered by Rio Alto pursuant to the Arrangement was fair, from a financial point of view, to Rio Alto.

The full text of the written opinion of GMP dated June 26, 2014 which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is set out as Appendix “A” to this Circular. The GMP opinion was prepared at the request and for the information of the Board. The opinion is directed only to the fairness, from a financial point of view, of the consideration payable by Rio Alto pursuant to the Arrangement, and is only one of a number of factors taken into consideration by the Board in considering the Arrangement and does not constitute a recommendation of any kind to any Rio Alto shareholder as to how such shareholder should vote with respect to the matters to be considered at the Meeting. The foregoing summary of the opinion is qualified in its entirety by the full text of the opinion which is attached as Appendix “A” to this Circular.

Under its engagement letter with GMP, Rio Alto had agreed to pay GMP a fixed fee for rendering its opinion. GMP will receive an additional fee for its services in connection with the Arrangement, a portion of which is contingent upon the completion of the Arrangement. Rio Alto has also agreed to indemnify GMP and certain related persons against liabilities in connection with its engagement, including certain liabilities under securities legislation. In the ordinary course of its business, GMP and its affiliates may actively trade in the debt and equity securities of Rio Alto and Sulliden for their and such affiliates’ accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. GMP may continue providing investment banking services to Rio Alto and any subsidiary of Rio Alto following completion of the Arrangement.

Recommendation of the Board of Rio Alto

The Board has unanimously determined that the Arrangement is fair to, and in the best interests of, Rio Alto and its shareholders, and recommends that Rio Alto shareholders vote FOR the Rio Alto Share Issuance Resolution to be considered at the Meeting, the full text of which is disclosed below.

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In arriving at their recommendation, the Board considered a number of factors, including the following:

  Creation of a leading Mid-Tier Gold Producer. The Arrangement combines Rio Alto’s currently producing, low-cost La Arena gold oxide mine and adjoining sulphide copper-gold deposit with Sulliden’s low-cost, scalable Shahuindo Project located in Cajabamba, northern Peru. The combined portfolio of assets are focused in a world-class gold mining district of Peru with near- term production potential of approximately 300,000 ounces of gold per year and the opportunity to materially expand production in the near-term while maintaining attractive and sustainably low operating costs.

  Provides a Leading Production Growth Profile. Upon completion of the Arrangement, Rio Alto will offer shareholders significant production growth through the development of the Shahuindo Project which is currently targeting first gold production in 2015. Based on consensus analyst estimates, Rio Alto is expected to increase production by approximately 40% from 2014E to 2016E. In addition, the Shahuindo Project offers the potential to further grow production through the expansion to a 25,000 to 30,000 tonne per day operation, which is supported by the large existing resource base and excellent prospects for resource growth through exploration.

  Adds a High Quality, Low Cost Development Project. The Arrangement adds to Rio Alto’s asset portfolio a construction ready, long-life gold oxide heap leach project with low capital intensity and attractive cash costs, located only 30 kilometers from the Company’s core project, the La Arena gold oxide mine. Sulliden completed a feasibility study in September 2012 outlining a 10,000 tonne per day operation that would initially produce approximately 100,000 ounces of gold annually at a cash cost of US$552 per gold ounce requiring a modest initial capital spend of approximately US$132 million.

  Opportunity for Significant Synergies. The Shahuindo Project is analogous to Rio Alto’s La Arena gold mine that is located only 30 kilometers away. This provides a unique opportunity to unlock considerable value through the realization of capital, operational and other regional synergies.
  These synergies should allow Rio Alto to significantly improve the economics of the Shahuindo Project, initially through the mine’s development.

  Leverages Rio Alto’s Core Competencies. Ability to leverage Rio Alto’s in-region expertise and successful track record of building and operating the La Arena heap leach gold mine to accelerate the development of the Shahuindo Project and bring forward production growth to achieve the targeted 25,000 to 30,000 tonnes per day of operating capacity. Sulliden’s Shahuindo Project is very similar to Rio Alto’s La Arena gold oxide mine that is currently guiding towards production of between 200,000 and 220,000 ounces of gold in 2014 from a 36,000 tonne per day operation.

  Significantly Increases Reserves and Resources with Strong Exploration Potential. With the addition of Shahuindo Project’s reserve and resource base, Rio Alto’s Proven and Probable oxide reserves increase by approximately 95% to 2.1 million ounces of gold and the Measured and Indicated oxide resources increase by approximately 185% to 3.8 million ounces of gold. The total combined reserves and resources available to Rio Alto following the Arrangement provide the potential for long-life production and the opportunity to appropriately scale production to enhance Rio Alto’s leverage to the gold price. In addition, Rio Alto will control approximately 55,800 hectares of highly prospective ground around both La Arena and Shahuindo that are vastly under-explored and offer significant opportunities for further exploration success.

  Accretive to Key Financial Metrics. The Arrangement is expected to benefit the shareholders of Rio Alto on a financial basis and on the basis of leverage to gold through accretion to key per

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  share metrics including reserves and resources and production and cash flow once the Shahuindo Project is operational.

  Extensive Due Diligence Completed. Rio Alto’s management and technical teams have completed a detailed due diligence review of Sulliden, which included a site visit, geological analysis, remodeling of Shahuindo Project’s reserves and resources, and the preparation of mining options in order to optimize mining and processing scenarios.

  Combined Company Offers a Strong Value Proposition. This combination of Rio Alto and Sulliden addresses the key concerns expressed by the analytical community and investors of both companies in the market, creating a highly attractive investment vehicle that should position the company well for future share price appreciation. Furthermore, as Rio Alto matures into a leading, low cost, mid-tier gold producer it is believed that the superior growth, overall quality of its operations and the company’s ability to deliver operationally, will support a re-valuation in the market place.

  Enhanced Capitalization and Market Presence. The combined company will have a market capitalization of approximately $800 million based on the closing price of Rio Alto Shares on the TSX on June 26, 2014. The increased market capitalization and increased trading liquidity following the Arrangement should broaden Rio Alto’s investor appeal through an enhanced market and analytical following.

  Fairness Opinions. In connection with the Arrangement, the Board received a written opinion from GMP, to the effect that, as of June 26, 2014 and based upon and subject to the various assumptions, explanations, qualifications and limitations set forth in the Opinion, the Arrangement was fair, from a financial point of view, to Rio Alto and is in the best interests of Rio Alto.

  Rio Alto shareholder Approval. The Rio Alto Share Issuance Resolution must be approved by a majority of the votes cast in respect thereof by Rio Alto shareholders present in person or represented by proxy at the Meeting

The Board also considered the terms of the Arrangement Agreement and the structure of the Arrangement. Based on all of these factors and such other factors as the Board deemed relevant, the Board approved the Arrangement Agreement and the transactions contemplated thereby.

This discussion of the information and the factors considered by the Board is not intended to be exhaustive but is believed to include all material factors considered by the Board in reaching the determination to approve and recommend the Arrangement. The Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

Rio Alto Share Issuance Resolution

The Arrangement Agreement provides that, upon the Arrangement becoming effective, based on the number of Sulliden Shares outstanding as of June 26, 2014, Rio Alto will be required: (i) to issue an aggregate of approximately 153,235,766 Rio Alto Shares to the shareholders of Sulliden (other than Rio Alto) in exchange for their Sulliden Shares (including Rio Alto Shares issued in settlement of obligations under Sulliden restricted stock units (“Sulliden RSUs”) and Sulliden deferred share units (“Sulliden DSUs”)); and (ii) to replace certain of the issued and outstanding stock options of Sulliden, and to assume the obligations under share purchase warrants issued by Sulliden to purchase Sulliden Shares, outstanding on the effective date of the Arrangement, and reserve for issuance a sufficient number of Rio Alto Shares for delivery upon the exercise of such options and such warrants, namely approximately

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21,081,745 Rio Alto Shares. The following table illustrates the different Rio Alto Share issuance that will occur upon completion of the Arrangement and the Rio Alto Shares that will be reserved for future issuance as part of the Arrangement (assuming that no Rio Alto Funding Shares (as defined below) will be issued - as discussed further below).

Rio Alto Shares expected to be issued for currently issued and outstanding Sulliden Shares (excluding Sulliden Shares currently held by Rio Alto)	151,524,261
Rio Alto Shares expected to be issued in settlement of obligations under Sulliden RSUs(1)	1,317,755
Rio Alto Shares expected to be issued in settlement of obligations under Sulliden DSUs(1)	393,750
Total Rio Alto Shares expected to be issued upon completion of the Arrangement	153,235,766
Rio Alto Shares reserved for issuance upon the exercise of options issued in replacement of Sulliden stock options	11,171,633
Rio Alto Shares reserved for issuance upon the exercise of Sulliden warrants	9,910,112
TOTAL (Diluted):	174,317,511

Note:
1.

Pursuant to the Plan of Arrangement, if the market price (defined as the volume weighted average trading price on the TSX for the five consecutive trading days immediately prior to the date of calculation) of a Sulliden Share exceeds the market price of 0.525 of a Rio Alto Share at the effective time of the Arrangement, the holders of Sulliden DSUs and Sulliden RSUs will also be entitled to receive a cash payment equivalent to the difference for each such Sulliden RSU and Sulliden DSU held, with 50% of that cash payment being satisfied by Rio Alto and 50% of that cash payment being satisfied via a deduction from the cash portion of the Loan (as defined below).

Furthermore, pursuant to the terms of the Arrangement Agreement, Rio Alto will lend to Sulliden an amount equal to $25,000,000 (the “Loan”) for Sulliden to fund SpinCo. This funding requirement may be met by $25,000,000 in cash; or if Rio Alto so elects, the funding may be provided for by $15,000,000 in cash and Sulliden may subscribe for, and Rio Alto may issue, that number of Rio Alto Shares (the “Rio Alto Funding Shares”) as equal to $10,000,000 at a price (the “Rio Alto Share Price”) based on the volume weighted average trading price of Rio Alto Shares on the TSX for the five trading day period ended on the last trading day immediately prior to the date of the Meeting. For a more detailed discussion of the funding obligation, please refer to the section entitled “The Arrangement Agreement” in the Supplement.

The following table illustrates the number of Rio Alto Funding Shares that may be issued if Rio Alto elects to fund the $10,000,000 portion of the Loan via the issuance of Rio Alto Funding Shares based on a different range of Rio Alto Share Prices.

Rio Alto Share Price	Number of Rio Alto Funding Shares Issuable
$1.25	8,000,000
$1.50	6,666,667
$1.75	5,714,286
$2.00	5,000,000
$2.25	4,444,444
$2.50	4,000,000
$2.75	3,636,364
$3.00	3,333,333
$3.25	3,076,923
$3.50	2,857,143

If the price of a Rio Alto Share is $1.25 and Rio Alto elects to meet its obligations under the Loan via the issuance of Rio Alto Funding Shares, 161,235,766 Rio Alto Shares will be issued and 21,081,745 Rio Alto

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Shares will be reserved for issuance, for a total of 182,317,511 Rio Alto Shares (being approximately 103% of Rio Alto’s undiluted share capital prior to the Arrangement).

Following the successful completion of the Arrangement and assuming no Rio Alto Funding Shares are issued, Rio Alto shareholders will hold approximately 53.6% of the Rio Alto Shares issued and outstanding, while Sulliden Shareholders will hold approximately 46.4% of the Rio Alto Shares issued and outstanding (on a non-diluted basis).

All of the Company’s directors and executive officers and certain shareholders of the Company holding, in the aggregate, 3.9% of the outstanding Rio Alto Shares, have entered into support agreements to vote their shares in favour of the Rio Alto Share Issuance Resolution, subject to certain exceptions.

The Arrangement is conditional upon the approval by Rio Alto shareholders of the Rio Alto Share Issuance Resolution. At the Meeting, the shareholders of Rio Alto will be asked to approve the Rio Alto Share Issuance Resolution, the full text of which is set out below.

The Rio Alto Share Issuance Resolution must be approved by a majority of the votes cast, either in person or by proxy at the Meeting. Unless otherwise indicated, the persons named in the accompanying form of proxy intend to vote FOR the Rio Alto Share Issuance Resolution which follows.

“BE IT RESOLVED THAT:

1.

Rio Alto Mining Limited (the “Company”) is hereby authorized to issue such number of common shares in the capital of the Company (the “Rio Alto Shares”) as is necessary to allow the Company to acquire 100% ownership of Sulliden Gold Corporation Ltd. (“Sulliden”) pursuant to an arrangement transaction (the “Arrangement”) in accordance with an arrangement agreement between the Company, Sulliden and 2422222 Ontario Inc. (the “Arrangement Agreement”), as more particularly described in the Rio Alto management information circular and accompanying joint management information circular supplement dated June 26, 2014 (the “Circular”), including, but not limited to, the issuance of Rio Alto Shares in the capital of the Company upon the exercise of warrants of Sulliden, the issuance of Rio Alto Shares in the capital of the Company upon the exercise of replacement options of the Company issued in exchange for options of Sulliden, the issuance of Rio Alto Shares in the capital of the Company in settlement of obligations under restricted stock units and deferred share units of Sulliden, and the issuance of Rio Alto Shares in the capital of the Company for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms).

2.

The Company is hereby further authorized to issue such number of Rio Alto Shares as is necessary to meet its obligations to Sulliden and 2422222 Ontario Inc. as contemplated in the Arrangement Agreement.

3.

Notwithstanding that this resolution has been duly passed by the holders of the Rio Alto Shares, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of Rio Alto.

4.	The directors and officers of Rio Alto or any one or more of them be and they are hereby authorized to do such things as may be necessary or desirable to accomplish the foregoing.”

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company’s financial year ended December 31, 2013.

Number of securities
remaining available for
	Number of Securities		issuance under equity
	to be issued upon	Weighted average	compensation plans
	exercise of	exercise price of	(excluding outstanding
	outstanding options,	outstanding options,	securities reflected in
Plan Category	warrants and rights	warrants and rights	Column 1)
Equity compensation plans approved by security holders(1)	7,952,250	$2.64	9,724,518
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,952,250	$2.64	9,724,518

Note:

(1)

The maximum number of Rio Alto Shares reserved for issuance under Rio Alto's stock option plan is set at 10% of the outstanding Rio Alto Shares at any time. Accordingly, the number of Rio Alto Shares remaining available for future issuance will increase as the outstanding number of Rio Alto Shares increases. At December 31, 2013, 176,767,682 Rio Alto Shares were issued and outstanding.

Indebtedness of Directors and Executive Officers

At no time during the most recently completed financial year of the Company was any director, executive officer, or senior officer of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of any such person) or any former director or executive office of the Company or any of its subsidiaries, indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided the by Company or any of its subsidiaries. As at December 31, 2013, there were not advances outstanding to employees.

Interest of Certain Persons in Matters to be Acted Upon

Except as described below, to the knowledge of the Company, the directors and executive officers of the Company have no material interest in the Arrangement or the Rio Alto Share Issuance Resolution that differs from the interests of Rio Alto shareholders generally. Each of the directors and executive officers of the Company has entered into support agreements with Sulliden to support the Arrangement and to vote in favour of the Rio Alto Share Issuance Resolution.

Interests of Informed Persons in Material Transactions

Except as otherwise disclosed herein, and other than transactions carried out in the ordinary course of business, the Company is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Rio Alto Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company.

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The Company has had no material transactions or agreements in respect of which a director or executive officer has a material interest. However, if this were to occur, the Board would conduct at least one meeting without the affected director or executive officer present. In accordance with the ABCA, directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

ANY OTHER MATTERS

Management of Rio Alto knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the person named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information of the Company’s most recently completed financial year is provided in the Company’s comparative financial statements and management discussion and analysis available on SEDAR and EDGAR. Securityholders may also contact the Company to request copies of the Company’s financial statements and MD&A.

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

APPENDIX “A” GMP FAIRNESS OPINION

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June 26, 2014

The Board of Directors of Rio Alto Mining Limited
Suite 1950 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Dear Sirs:

GMP Securities L.P. (“GMP”) understands that Rio Alto Mining Limited (“Rio Alto”) intends to acquire all of the issued and outstanding common shares of Sulliden Gold Corporation Ltd. (“Sulliden”) which it does not already own in exchange for common shares of Rio Alto and common share of a new exploration company created to explore the East Sullivan property located near Val-d’Or, Quebec, by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

The Arrangement

Pursuant to the Arrangement, the holders of common shares of Sulliden will receive 0.525 of a common share of Rio Alto per common share of Sulliden (the “Exchange Ratio”), and each convertible security of Sulliden will become exercisable or convertible, as the case may be, into Rio Alto common shares on the same terms and conditions as the original convertible security, as adjusted based on the Exchange Ratio, and will continue in accordance with its original expiry period. In addition, as part of the Arrangement, shareholders of Sulliden will receive 0.10 of a common share in a newly incorporated company (“SpinCo”) for each common share of Sulliden held. SpinCo will hold a 100% interest in the Sulliden’s existing East Sullivan Property in Val-d’Or, Quebec and will be capitalized with approximately C$25 million in cash which at Rio Alto’s option may be provided entirely in cash or C$15 million in cash and C$10 million in common shares of Rio Alto.

The Arrangement is subject to certain conditions, including, without limitation, approval by at least 66 2 / 3 % of the votes cast in person or by proxy at a meeting of Sulliden shareholders, including the approval by simple majority of all disinterested shareholders of Sulliden in accordance with Multilateral Instrument 61-101, the approval by simple majority of the votes cast in person or by proxy at a meeting of Rio Alto shareholders to approve the Arrangement, court approval, regulatory approval, exchange approval and obtaining certain third party consents.

GMP’s Engagement

Rio Alto formally retained GMP to act as its financial advisor in respect of the Arrangement pursuant to an engagement letter (the “Engagement Letter”) dated April 22, 2014 to, among other things, deliver, at the request of the board of directors of Rio Alto or a special committee thereof (the “Board”), an opinion (the “Opinion”) as to the fairness, from a financial point of view, to Rio Alto, of the consideration to be paid by Rio Alto to Sulliden pursuant to the Arrangement. The Engagement Letter provides for GMP to receive from Rio Alto, for the services provided thereunder, a fee in respect of which a portion is contingent on the successful outcome of the Arrangement, as well as reimbursement of all reasonable legal and out-of-pocket expenses. The fee received by GMP in connection with the Engagement Letter is not material to GMP. In addition, GMP and its affiliates and their respective directors, officers, employees, agents and controlling persons are to be indemnified by Rio Alto under certain circumstances from and against certain potential liabilities arising out of the performance of professional services rendered to Rio Alto. GMP may in the future in the ordinary course of business seek to perform financial advisory services or corporate finance services for Rio Alto and its associates from time to time. GMP has not been engaged to prepare, and has not prepared, a valuation or appraisal of Rio Alto or Sulliden, or any of their respective assets, securities or liabilities (whether on a stand alone basis or as a combined entity), and the Opinion should not be construed as such. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which the common shares of Rio Alto (before or after the announcement of the Arrangement) may trade at any future date. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. We have assumed, with your agreement, that the Arrangement is not a “related party transaction” as defined in Multilateral Instrument 61-101 (“MI 61-101”) and, accordingly, the Arrangement is not subject to the valuation requirements under MI 61-101.

Credentials of GMP

GMP is a wholly-owned subsidiary of GMP Capital Inc., which is a publicly traded investment banking firm listed on the Toronto Stock Exchange with offices in Toronto, Calgary and Montreal, Canada and London, England. GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

The Opinion expressed herein represents the opinion of GMP and the form and content hereof have been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

This fairness opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of Investment Industry Regulatory Organization of Canada but the Corporation has not been involved in the preparation or review of this fairness opinion.

Independence of GMP

None of GMP, its affiliates or associates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Rio Alto or Sulliden or of any of their respective associates or affiliates. GMP has been retained by Rio Alto to provide the Opinion to the Board in respect to the Arrangement. GMP has acted from time to time as an advisor, financial, underwriter or otherwise, to Rio Alto, Sulliden and their respective associates or affiliates in connection with other transactions.

In the ordinary course of its business, GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Rio Alto and Sulliden and, from time to time, may have executed or may execute transactions on behalf of Rio Alto or Sulliden or other clients for which it received or may receive compensation. In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Rio Alto or Sulliden.

Scope of Review

GMP has acted as financial advisor to Rio Alto in respect of the Arrangement and certain related matters. In this context, and for the purpose of preparing the Opinion, we have analyzed financial, operational and other information relating to Rio Alto and Sulliden, including information derived from meetings and discussions with the management of Rio Alto and Sulliden. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

a)	reviewed the Binding Agreement between Rio Alto and Sulliden dated May 20, 2014;

b)	reviewed the Arrangement Agreement between Rio Alto and Sulliden dated June 13, 2014;

c)	reviewed and analyzed certain publicly available financial statements and other

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information of Rio Alto and Sulliden;

d)

performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of recent comparable precedent transactions involving companies we deemed relevant and the consideration paid for such companies;

e)	performed a comparison of the multiples implied under the terms of the Arrangement to an analysis of the trading levels of similar companies we deemed relevant under the circumstances;

f)	performed a comparison of the consideration to be paid to the shareholders of Sulliden to the recent trading levels of Rio Alto and Sulliden;

g)	reviewed certain internal financial models, analyses, forecasts and projections prepared by the managements of Rio Alto and Sulliden and their advisors relating to their respective businesses;

h)	reviewed certain technical information and analysis prepared by the management of Rio Alto relating to the respective assets of Rio Alto and Sulliden;

i)

reviewed officer’s certificates addressed to GMP by each of the Chief Executive Officer and the Chief Financial Officer of Rio Alto dated the date hereof and setting out representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based;

j)	reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of Rio Alto and Sulliden;

k)

performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves/resources by Rio Alto and Sulliden to the relative pro forma ownership of Rio Alto and Sulliden if the Arrangement is completed; and

l)	such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

In its assessment, GMP looked at several methodologies, analyses and techniques and used the combination of these approaches to determine its opinion on the Arrangement. GMP based the Opinion upon a number of quantitative and qualitative factors as deemed appropriate based on GMP’s experience in rendering such opinions.

GMP has not, to the best of its knowledge, been denied access by Rio Alto to any information requested. GMP did not meet with the auditors of Rio Alto and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of Rio Alto and Sulliden and the reports of the auditors thereon.

Assumptions and Limitations

With Rio Alto’s approval and as provided for in the Engagement Letter, GMP has relied upon and has assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by GMP from public sources, including information relating to Rio Alto and Sulliden, or provided to GMP by Rio Alto, and their affiliates or advisors or otherwise pursuant to our engagement and the Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, GMP has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior officers of Rio Alto have represented to GMP, in certificates delivered as at the date hereof, among other things, that the information, data, advice, opinions, representations and other materials (verbal or written) (collectively referred to as the “Information”) provided to GMP on behalf of Rio Alto, and relating to Rio Alto and Sulliden, as the case may be, are complete and correct as at the date the Information was provided to GMP and that, since the date of the Information, there has been no material change, financial or otherwise, in the positions of Rio

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

Alto or Sulliden, or in their respective assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact or no new material fact which is of a nature as to render the Information or any part of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material affect on the Opinion.

GMP was not engaged to review any legal, tax or accounting aspects of the Arrangement and accordingly expresses no view thereon. The Arrangement is subject to a number of conditions outside the control of Rio Alto and Sulliden and GMP has assumed any and all conditions precedent, contractual or otherwise, to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering the Opinion, GMP expresses no view as to the likelihood that any conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented on a timely basis.

The Opinion is rendered as of May 20, 2014 on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof, and the condition and prospects, financial and otherwise, of Rio Alto and Sulliden as they were reflected in the Information and as they were represented to GMP in discussions with the management of Rio Alto. In rendering the Opinion, GMP has assumed that there are no undisclosed material facts relating to Rio Alto or Sulliden, or their respective businesses, operations, capital or future prospects. Any changes therein may affect the Opinion and, although GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after today. Any reference to the Opinion or the engagement of GMP by Rio Alto is expressly prohibited without the express written consent of GMP.

GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and are not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, GMP has not attributed any particular weight to any specific analyses or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by GMP based on GMP’s experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, GMP has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. While in the opinion of GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect.

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, GMP is of the opinion that, as of the date hereof, the consideration to be paid by Rio Alto pursuant to the Arrangement is fair, from a financial point of view, to Rio Alto. The Opinion has been provided solely for the use of the Board for the purposes of considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of GMP.

Yours very truly,

GMP SECURITIES L.P.

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-229-8214
Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

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ARRANGEMENT

INVOLVING

SULLIDEN GOLD CORPORATION LTD.

AND

RIO ALTO MINING LIMITED

AND

2422222 ONTARIO INC.

JOINT MANAGEMENT INFORMATION CIRCULAR SUPPLEMENT

ACCOMPANYING THE
NOTICE OF SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR FOR
THE SHAREHOLDERS OF EACH OF
SULLIDEN GOLD CORPORATION LTD.
AND RIO ALTO MINING LIMITED

June 26, 2014

- i -

TABLE OF CONTENTS

INFORMATION CONTAINED IN THIS JOINT MANAGEMENT INFORMATION CIRCULAR SUPPLEMENT	S-1
TECHNICAL INFORMATION	S-1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND FORWARD-LOOKING STATEMENTS	S-2
SUPPLEMENTAL DISCLOSURE – NON-GAAP MEASURES	S-4
NOTICE TO U.S. SECURITYHOLDERS	S-4
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	S-6
EXCHANGE RATE DATA	S-6
SUMMARY	S-7
GLOSSARY OF TERMS	S-15
THE ARRANGEMENT	S-30
Principal Steps to Effect the Arrangement	S-30
Shareholder Approval	S-33
Procedure for the Arrangement to Become Effective	S-34
Court Approval and Completion of the Arrangement	S-34
Interests of Certain Persons in the Arrangement – Sulliden Directors and Executive Officers	S-34
Regulatory Matters	S-36
Stock Exchange Listings and Reporting Issuer Status	S-36
THE ARRANGEMENT AGREEMENT	S-37
General	S-37
Effective Time	S-37
Effecting the Arrangement	S-37
Conditions	S-38
Representations and Warranties	S-40
Covenants	S-40
Sulliden Covenants Regarding Non-Solicitation	S-42
Sulliden’s Right to Accept a Superior Proposal	S-44
Rio Alto Opportunity to Match	S-44
Rio Alto Covenants Regarding Non-Solicitation	S-45
Rio Alto’s Right to Accept a Superior Proposal	S-47
Sulliden Opportunity to Match	S-47
Termination	S-48
Termination and Expense Fees	S-49
Directors’ and Officers’ Insurance and Indemnification	S-51
SUPPORT AGREEMENTS	S-51
Sulliden Support Agreements	S-51
Rio Alto Support Agreements	S-52
SpinCo Support Agreement	S-54
RISK FACTORS	S-54
Risk Factors Relating to the Arrangement	S-54
Risk Factors Relating to Sulliden	S-58
Risk Factors Relating to Rio Alto	S-58
Risk Factors Relating to the Operations of the Combined Company	S-58
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-59
Residents of Canada	S-60
Non-Residents of Canada	S-65

-ii -

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-67
SECURITIES LAWS CONSIDERATIONS	S-82
Canadian Securities Laws	S-83
U.S. Securities Laws	S-84
LEGAL MATTERS	S-85
INFORMATION CONCERNING SULLIDEN	S-85
Summary Description of the Business of Sulliden	S-85
Documents Incorporated by Reference	S-86
Prior Sales	S-87
Trading Price and Volume	S-87
Consolidated Capitalization	S-88
Interests of Experts	S-88
INFORMATION CONCERNING RIO ALTO	S-90
Summary Description of the Business of Rio Alto	S-90
Documents Incorporated by Reference	S-90
Description of Share Capital	S-91
Trading Price and Volume	S-92
Prior Sales	S-93
Consolidated Capitalization	S-93
Interests of Experts	S-93
Material Contracts	S-94
INFORMATION CONCERNING THE COMBINED COMPANY POST-ARRANGEMENT	S-95
Organizational Chart	S-95
Description of Material Mineral Properties	S-96
Summary of Mineral Resource and Mineral Reserve Estimates	S-96
Reserve/Mineral Reserve Estimates	S-96
Directors	S-98
Officers	S-102
Capital Structure	S-102
Rio Alto Selected Unaudited Pro Forma Financial Information	S-103
Stock Exchange Listings	S-104
Auditors	S-104
Transfer Agent and Registrar	S-105
INFORMATION CONCERNING SPINCO POST-ARRANGEMENT	S-106
Name, Address and Incorporation	S-106
Intercorporate Relationships	S-106
Description of the Business of SpinCo	S-106
Mineral Properties	S-107
Available Funds and Principal Purposes	S-121
Dividend Policy	S-121
Selected Financial Information	S-122
Management’s Discussion and Analysis	S-123
Description of Securities Distributed	S-123
Consolidated Capitalization	S-124
Options to Purchase Securities	S-125
Prior Sales	S-125
Escrowed Securities	S-125
Principal Securityholders of Voting Securities	S-125
Directors and Executive Officers	S-126
Executive Compensation	S-129
Indebtedness of Directors and Executive Officers	S-130
Audit Committee	S-130
Corporate Governance	S-131
Risk Factors	S-134

- iii -

Promoters	S-138
Legal Proceedings and Regulatory Actions	S-139
Interest Of Management And Others In Material Transactions	S-139
Auditor, Transfer Agents and Registrar	S-140
Material Contracts	S-140
Experts	S-140
Other Material Facts	S-140
SCHEDULE “A” PLAN OF ARRANGEMENT	A-1
SCHEDULE “B” INTERIM ORDER	B-1
SCHEDULE “C” NOTICE OF APPLICATION FOR FINAL ORDER	C-1
SCHEDULE “D” RIO ALTO UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS	D-1
SCHEDULE “E” AUDITED FINANCIAL STATEMENTS AND MD&A OF SPINCO	E-1
SCHEDULE “F” AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE SPINCO BUSINESS AND RELATED MD&A	F-1
SCHEDULE “G” UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF SPINCO	G-1

INFORMATION CONTAINED IN THIS JOINT MANAGEMENT
INFORMATION CIRCULAR SUPPLEMENT

The information contained in this joint management information circular supplement (the “Supplement”) and the attached management information circular (collectively, the “Circular”) is given as at June 26, 2014, except where otherwise stated. Unless the context otherwise requires, any references to “Sulliden” are to Sulliden Gold Corporation Ltd., any references to “Rio Alto” are to Rio Alto Mining Limited and any references to “SpinCo” are to 2422222 Ontario Inc., a newly created wholly-owned Subsidiary of Sulliden, the common shares of which are proposed to be spun-out to Sulliden Shareholders pursuant to the Arrangement. Certain other terms used herein and not otherwise defined are defined in the “Glossary of Terms”.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular or incorporated by reference herein and, if given or made, any such information or representation should be considered as not having been authorized by Sulliden or Rio Alto. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial and other matters in connection herewith.

The Arrangement has not been approved or disapproved by any securities regulatory authority and no securities regulatory authority has passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Circular. Any representation to the contrary is unlawful.

The information concerning Rio Alto contained in this Supplement, including forward-looking information and forward-looking statements made by Rio Alto, has been provided by Rio Alto or is based on publicly available documents and records on file with the Canadian securities authorities and other public sources. Although Sulliden has no knowledge that would indicate that any statements contained herein relating to Rio Alto, its affiliates or the Rio Alto Shares taken from or based upon such information provided by Rio Alto are untrue or incomplete, neither Sulliden nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Rio Alto, its affiliates or the Rio Alto Shares, or for any failure by Rio Alto to disclose facts or events that may have occurred or may affect the significance or accuracy of such information but which are unknown to Sulliden.

The information concerning Sulliden contained in this Supplement, including forward-looking information and forward-looking statements made by Sulliden, has been provided by Sulliden or is based on publicly available documents and records on file with the Canadian securities authorities and other public sources. Although Rio Alto has no knowledge that would indicate that any statements contained herein relating to Sulliden, its affiliates or the Sulliden Shares taken from or based upon such information provided by Sulliden are untrue or incomplete, neither Rio Alto nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Sulliden, its affiliates or the Sulliden Shares, or for any failure by Sulliden to disclose facts or events that may have occurred or may affect the significance or accuracy of such information but which are unknown to Rio Alto.

TECHNICAL INFORMATION

Mr. Enrique Garay, MSc. P. Geo (AIG Member), Vice President Geology of Rio Alto, is a Qualified Person as defined under NI 43-101. All of the scientific and technical disclosure contained in this Circular regarding the La Arena Project has been reviewed and approved by Mr. Garay. For additional information regarding the La Arena Project, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see the Rio Alto AIF and the La Arena Technical Report, copies of which are available on SEDAR under Rio Alto’s SEDAR profile at www.sedar.com.

Mr. Stéphane Amireault, MScA, P. Eng, Vice President, Exploration of Sulliden and Mr. Joseph Milbourne, Vice President, Operations and Technical Services of Sulliden are both Qualified Persons as defined by NI 43-101. All of the scientific and technical disclosure contained in this Circular regarding the Shahuindo Project has been reviewed and approved by Messrs. Amireault and Milbourne. For additional information regarding the Shahuindo Project, including key parameters, assumptions and risks associated with its mineral resource and reserve estimates, see the Sulliden AIF and the Sulliden Technical Report, copies of which will be available on SEDAR under Sulliden’s SEDAR profile at www.sedar.com.

All of the scientific and technical disclosure contained in this Circular regarding the SpinCo Exploration Property has been reviewed and approved by Mr. Amireault. For additional information regarding the SpinCo Exploration Property, see the SpinCo Technical Report, copies of which are available on SEDAR under Sulliden’s SEDAR profile at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION AND
FORWARD-LOOKING STATEMENTS

Statements contained in this Circular, including in the documents incorporated by reference herein that are not historical facts are (a) forward-looking statements within the meaning of U.S. securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, and (b) forward-looking information within the meaning of Canadian securities legislation, that involve risks and uncertainties. Forward-looking statements and forward-looking information include, but are not limited to, statements and information with respect to: the completion and the Effective Date of the Arrangement; the expected benefits of the Arrangement; the date of the hearing for the Final Order; the timing for delivery of share certificates representing the Rio Alto Shares and the SpinCo Shares; the listing of the SpinCo Shares; expectations regarding growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities; the future price of metals, the estimation of mineral reserves and mineral resources and the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities; permitting time lines; currency fluctuations; government regulation of mining and exploration operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; and the timing and possible outcome of pending litigation, if any. In certain cases, forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “plans”, “expects” or “does not expect”, “is expected”, “targets”, “scheduled”, “estimates”, “forecasts”, “intends”, “believes” or variations of such words and phrases which state that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. These forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such assumptions and factors include, among other things, the approval of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution by Sulliden Shareholders, the approval of the Rio Alto Share Issuance Resolution by the Rio Alto Shareholders, the approval of the Arrangement by the Court, the listing of the Rio Alto Shares to be issued in connection with the Arrangement on the TSX, the NYSE and the BVL, the listing of the SpinCo Shares on the TSX, the receipt of the required governmental and regulatory approvals and consents, no material adverse change in the market price of commodities, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. With respect to the future gold production of Rio Alto and Sulliden, future cash costs of production, the gold resources and reserves of Rio Alto and Sulliden, the development of the Shahuindo Project and/or the La Arena Project, such statements are subject to various key assumptions described in the respective annual information forms and technical reports referred to herein. Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Sulliden, Rio Alto, the Combined Company and SpinCo, after the Effective Time of the Arrangement, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and forward-looking information. Such risks, uncertainties and factors include, among others: the ability to satisfy the conditions in the Arrangement Agreement; risks related to the parties’ respective properties; competitive conditions; lack of control over mining conditions; risks related to operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining and mineral exploration industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure to obtain the necessary shareholder, Court, regulatory and other third party approvals required in order to proceed with the Arrangement; the synergies expected from the Arrangement not being realized; business integration risks; operational risks in development, exploration and production for precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations and risks inherent to operating in developing countries. In addition, the failure of a party to comply with the terms of the Arrangement Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position, its results of operations and its ability to fund growth prospects and current operations, as well as those factors discussed in the sections entitled “Risk Factors”, “Risk Factors – Risks Factors Relating to Rio Alto” and “Information Concerning SpinCo Post-Arrangement – Risk Factors” in this Supplement. These factors are not intended to represent a complete list of the general or specific factors that could affect Sulliden, Rio Alto, the Combined Company or SpinCo after giving effect to the transactions contemplated by the Arrangement. Additional factors are noted elsewhere in this Circular and may be noted in any documents incorporated by reference herein and there may be other factors that cause actions, events or results to occur that have not been anticipated, estimated or intended. Although Sulliden and Rio Alto have attempted to identify important factors that could affect Sulliden and Rio Alto and may cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The forward-looking statements and forward-looking information in this Circular speak only as of the date hereof. Sulliden, Rio Alto and SpinCo do not undertake any obligation to release publicly any revisions to these forward-looking statements and forward-looking information to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events, except as required by law.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as the risks identified under the headings “Risk Factors” in the Sulliden AIF, “Risk and Uncertainties” included in the MD&A for Sulliden, “Risk Factors” included in the Rio Alto AIF and “Business Risk Factors” included in the MD&A for Rio Alto available under Sulliden’s and Rio Alto’s respective profiles at www.sedar.com.

Forward-looking statements and forward-looking information and other information contained herein concerning the mining and mineral exploration industry and Sulliden and Rio Alto’s general expectations concerning the mining and mineral exploration industry are based on estimates prepared using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Sulliden and Rio Alto believe to be reasonable. Although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Sulliden and Rio Alto are not aware of any misstatements regarding any mining industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

All forward-looking statements and forward-looking information attributable to Sulliden, Rio Alto, or SpinCo, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth above and in any document incorporated by reference herein.

SUPPLEMENTAL DISCLOSURE – NON-GAAP MEASURES

This Circular and certain documents incorporated by reference herein make reference to certain non-GAAP financial measures to assist in assessing Sulliden and Rio Alto’s financial performance. Some of these non-GAAP measures include references to include working capital, adjusted operating costs, cash costs per ounce and World Gold Council all-in sustaining costs. Non-GAAP financial measures do not have standard meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income, cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS as an indicator of performance. For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures, as applicable), see Sulliden’s MD&A for the year ended April 30, 2013, Sulliden’s MD&A for the three and nine months ended January 31, 2014, Rio Alto’s MD&A for the year ended December 31, 2013 and Rio Alto’s MD&A for the three months ended March 31, 2014, all of which are incorporated by reference herein.

NOTICE TO U.S. SECURITYHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued or distributed under the Arrangement have not been registered under the U.S. Securities Act, and are being issued in reliance on the Section 3(a)(10) exemption on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the Arrangement to Sulliden Shareholders. See “Securities Law Considerations — U.S. Securities Laws”.

Sulliden Shareholders should be aware that the acquisition by Sulliden Shareholders of the Rio Alto Shares and SpinCo Shares and the acquisition by Sulliden Optionholders of the Rio Alto Replacement Options and/or SpinCo Options pursuant to the Arrangement described herein may have tax consequences both in the United States and in Canada. Sulliden Shareholders who are resident in, or citizens of, the United States are advised to review the summary contained in this Supplement under the heading “Certain United States Federal Income Tax Considerations” and under the heading “Certain Canadian Federal Income Tax Considerations”, and Sulliden Shareholders and Sulliden Optionholders are urged to consult their own tax advisors to determine the particular Unites States tax consequences to them of the Arrangement in light of their particular situations, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act and the SEC rules promulgated thereunder. Accordingly, this Circular has been prepared in accordance with applicable disclosure requirements in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Sulliden Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.

The Rio Alto Shares and SpinCo Shares to be received by Sulliden Shareholders pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” (as such term is understood under U.S. securities laws) of Rio Alto or SpinCo, as applicable, after the Effective Date, or were “affiliates” of Rio Alto or SpinCo, as applicable, within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Rio Alto Shares or SpinCo Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. See “Securities Laws Considerations – U.S. Securities Laws”.

The exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, (a) the Rio Alto Shares and SpinCo Shares issuable upon exercise of the Rio Alto Replacement Options and SpinCo Options to be received by the Sulliden Optionholders and the Rio Alto Shares and SpinCo Shares issuable upon the exercise of the Sulliden Warrants, and (b) the SpinCo Shares issuable upon exercise of the SpinCo Options pursuant to the Arrangement may not be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Rio Alto Replacement Options, SpinCo Options, and Sulliden Warrants may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of Rio Alto Shares or SpinCo Shares pursuant to any such exercise, Rio Alto or SpinCo, as applicable, may require evidence (which may include an opinion of counsel) reasonably satisfactory to Rio Alto, or SpinCo, as applicable, to the effect that the issuance of such Rio Alto Shares or SpinCo Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

Rio Alto Shares and SpinCo Shares received upon exercise of the Rio Alto Replacement Options and the Sulliden Warrants by holders in the United States or who are U.S. Persons will be “restricted securities”, as such term is defined in Rule 144, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state securities laws or unless an exemption from such registration requirements is available.

Information in this Circular or in the documents incorporated by reference herein concerning the properties and operations of Sulliden, Rio Alto and SpinCo has been prepared in accordance with Canadian standards under applicable Canadian securities laws, which differ materially from the requirements of U.S. securities laws applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Circular or in the documents incorporated by reference herein are Canadian mineral resource and reserve reporting terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on May 10, 2014 (the “CIM Standards”). While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities regulations, they are not recognized by the SEC. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Readers are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an “inferred mineral resource” exists, or is economically or legally mineable. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in rare cases. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. As such, certain information contained in this Circular or in the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under CIM Standards differ in certain respects from the U.S. standards.

Financial statements and other financial information included or incorporated by reference herein have been prepared in accordance with IFRS, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements prepared in accordance with United States GAAP and United States auditing and auditor independence standards.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of Sulliden, Rio Alto and SpinCo is incorporated or organized outside the United States, that some or all of their respective officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of Sulliden, Rio Alto and SpinCo and said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Sulliden, Rio Alto or SpinCo, their respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. securityholders should not assume that Canadian courts: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Sulliden, Rio Alto or SpinCo.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical financial information relating to Sulliden and Rio Alto contained in this Circular is reported in Canadian dollars and United States dollars, respectively, and has been prepared in accordance with IFRS. Unless otherwise specified in this Circular, all references to “dollars”, “$” or “CDN dollars” are to Canadian dollars, and all references to “US$” are references to United States dollars.

EXCHANGE RATE DATA

The following table sets out, for each period indicated, the high, low, average and end-of-period noon spot exchange rates reported by the Bank of Canada for United States dollars, expressed in Canadian dollars:

	Three Months Ended	Year Ended December 31
	March 31, 2014	2013	2012	2011
High	1.1251	1.0697	1.0418	1.0604
Low	1.0614	0.9839	0.9710	0.9449
Average	1.1033	1.0299	0.9996	0.9891
Period End	1.1053	1.0636	0.9949	1.0170

On June 26, 2014, the noon spot rate of exchange for one United States dollar expressed in Canadian dollars as reported by the Bank of Canada was $1.0707.

SUMMARY

The following is a summary of certain information contained or referred to elsewhere or incorporated by reference in this Supplement, including the Schedules attached hereto. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms found elsewhere in this Circular. This summary is qualified in its entirety by, and should be read together with, the detailed information and financial data and statements contained or referred to elsewhere or incorporated by reference in this Circular and the Schedules attached hereto.

The Arrangement

Pursuant to the Arrangement Agreement, Rio Alto and Sulliden have agreed to combine their respective companies by way of the Arrangement, whereby Rio Alto will acquire all of the outstanding Sulliden Shares (other than Sulliden Shares already owned by Rio Alto) in exchange for Rio Alto Shares on the basis of 0.525 of one Rio Alto Share for each Sulliden Share acquired. Sulliden Shareholders will also receive 0.10 of one SpinCo Share for each Sulliden Share held.

Conditions to the Completion of the Arrangement

The Arrangement is subject to a number of specified conditions, including, among others, approval of the Rio Alto Share Issuance Resolution by Rio Alto Shareholders, approval of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution by Sulliden Shareholders, and Sulliden obtaining the Final Order.

See “The Arrangement – Shareholder Approval” and “The Arrangement Agreement – Conditions”.

Implementation of the Arrangement

If the Sulliden Arrangement Resolution, the Rio Alto Share Issuance Resolution and the Sulliden Continuance Resolution are approved at the Sulliden Meeting and Rio Alto Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions precedent to the completion of the Arrangement are satisfied or waived, after the completion of the Continuance, the following will occur or shall be deemed to occur sequentially in the following order without any further act or formality:

  Sulliden Shares held by a Sulliden Shareholder who dissents to the Arrangement will be deemed to be transferred to Rio Alto and such Dissenting Sulliden Shareholder will cease to have any rights associated with the Sulliden Shares other than the right to be paid the fair value for such Sulliden Shares;

  all outstanding Sulliden RSUs shall be deemed to have vested, and the amount necessary to satisfy the obligations under each outstanding Sulliden RSU (being for each such Sulliden RSU, an amount equal to the Market Value of one Sulliden Share at the Effective Time) shall be settled by (a) the issuance by Rio Alto of 0.525 of a Rio Alto Share and (b) a cash payment to the holder of such RSU equal to the difference between the Market Value of a Sulliden Share and the Market Value of 0.525 of a Rio Alto Share at the Effective Time, if any (50% of such cash payment to be paid by Rio Alto and 50% of such cash payment to be deducted from the cash portion of the Sulliden Cash Transfer), after which the Sulliden RSU Plan will terminate;

  all outstanding Sulliden DSUs shall be deemed to have vested, each holder of Sulliden DSUs will resign his or her position with Sulliden and the appointment of their successors shall be effective, and the amount necessary to satisfy the obligations of Sulliden under each outstanding Sulliden DSU (being for each such Sulliden DSU, an amount equal to the Market Value of one Sulliden Share at the Effective Time) shall be settled by (a) the issuance by Rio Alto of 0.525 of a Rio Alto Share and (b) a cash payment to the holder of such DSU equal to the difference between the Market Value of a Sulliden Share and the Market Value of 0.525 of a Rio Alto Share at the Effective Time, if any, (50% of such cash payment to be paid by Rio Alto and 50% of such cash payment to be deducted from the cash portion of the Sulliden Cash Transfer), after which the Sulliden DSU Plan will terminate;

  the authorized share capital of Sulliden will be amended by redesignating the Sulliden Shares as Class B Shares and creating an unlimited number of Class A Shares;

  the SpinCo Stock Option Plan will come into force;

  pursuant to the SpinCo Conveyance Agreement, Sulliden will assign and transfer the SpinCo Assets and SpinCo Liabilities to SpinCo in consideration for SpinCo Shares;

  Rio Alto will lend to Sulliden an amount of cash equal to the Loan Amount by way of a non-interest bearing demand promissory note, and subject to Rio Alto’s election, Sulliden will subscribe and pay for, and Rio Alto shall issue to Sulliden, the Rio Alto Funding Shares;

  Sulliden will subscribe for additional SpinCo Shares in consideration for the Sulliden Cash Transfer;

  Sulliden Options will be exchanged for Sulliden Class A Options and 0.10 of a SpinCo Option on the same terms and conditions of the Sulliden Option for which it is exchanged;

  Sulliden shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act, whereby each outstanding Class B Share will be exchanged with Sulliden for one Class A Share and 0.10 of a SpinCo Share;

  each outstanding Class A Share (other than Class A Shares held by Rio Alto or any affiliate thereof) will be irrevocably assigned and transferred by the holder thereof to Rio Alto in exchange for 0.525 of a Rio Alto Share;

  each Sulliden Class A Option shall be exchanged for a Rio Alto Replacement Option;

  each Class A Share held by Rio Alto will be transferred to Rio Alto Newco in consideration of the issue by Rio Alto Newco to Rio Alto of one common share of Rio Alto Newco for each Class A Share so transferred;

  Rio Alto NewCo and Sulliden shall amalgamate to form Amalco with the same effect as if they had amalgamated under Section 177 of the OBCA.; and

  after the Effective Time, each holder of a Sulliden Warrant will be entitled to receive, upon exercise, the number of Rio Alto Shares and SpinCo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement, as if such holder had been the registered holder of the number of Sulliden Shares such holder would have been entitled to receive had such holder’s Sulliden Warrants been exercised immediately prior to the Effective Time;

all in accordance with the Arrangement Agreement and the Plan of Arrangement.

The foregoing is a summary only and is qualified by the detailed provisions of the Plan of Arrangement attached to this Supplement as Schedule “A”. See “The Arrangement – Principal Steps to Effect the Arrangement”.

Shareholder Approvals

In order for the Arrangement to become effective, the Sulliden Arrangement Resolution must be approved by an affirmative vote of: (a) at least two-thirds of the votes cast at the Sulliden Meeting in person or by proxy by Sulliden Shareholders; and (b) at least a simple majority of the votes cast by the Minority Shareholders voting in person or by proxy at the Sulliden Meeting.

In order for the Arrangement to become effective, the Rio Alto Share Issuance Resolution must be approved by a simple majority of the votes cast in person or by proxy at the Rio Alto Meeting.

In addition, the Sulliden Shareholders will be asked to approve the Sulliden Continuance Resolution at the Sulliden Meeting, which must be approved by an affirmative vote of at least two-thirds of the votes cast in person or by proxy at the Sulliden Meeting.

In the absence of any instruction to the contrary, the Sulliden Shares or Rio Alto Shares represented by proxies appointing the management designees named in the accompanying forms of proxy will, in the case of Sulliden, be voted FOR the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution, and, in the case of Rio Alto, FOR the Rio Alto Share Issuance Resolution. See “The Arrangement - Shareholder Approval”.

Court Approval and Completion of the Arrangement

Under the OBCA, the Arrangement requires Court approval. Before Sulliden mailed the Sulliden Circular, it obtained the Interim Order from the Court on June 26, 2014 to provide for the calling and holding of the Sulliden Meeting and other procedural matters. See Schedule “B” for a copy of the Interim Order.

Subject to the approval of the Arrangement by the Sulliden Shareholders, the hearing in respect of the Final Order to approve the Plan of Arrangement is expected to take place on August 1, 2014 at 10:00 a.m. (Toronto time) at the Court at 330 University Avenue, Toronto, Ontario, or as soon thereafter as is reasonably practicable.

Any Sulliden Shareholder or other interested party who wishes to appear or to be represented at that hearing may do so, subject to filing a notice of appearance no later than 10:00 a.m. (Toronto time) on July 30, 2014, and any other documents required all as set out in the Interim Order and satisfying any other requirements of the Court. At the hearing, the Court will consider, among other things, the fairness of the proposed Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, and subject to compliance with such terms and conditions, if any, as the Court sees fit.

See “The Arrangement – Court Approval and Completion of the Arrangement,” and Schedule “B” for a copy of the Interim Order.

Non-Solicitation Covenant

Subject to the exceptions in and as expressly permitted under the Arrangement Agreement, the Parties have each agreed, among other things, not to solicit, encourage, discuss or negotiate or otherwise facilitate any request, inquiry, proposal or offer regarding any Acquisition Proposal from any Person.

See “The Arrangement Agreement – Sulliden Covenants Regarding Non- Solicitation” and “ – Rio Alto Covenants Regarding Non–Solicitation”.

Superior Proposal

In certain circumstances, the Sulliden Board or the Rio Alto Board are entitled to consider and approve a Superior Proposal from a third party, subject to notice to the other Party, the other Party’s right to offer to amend the Arrangement Agreement, and compliance with other obligations as set forth in the Arrangement Agreement, including, but not limited to, payment of the Sulliden Termination Payment or the Rio Alto Termination Payment, as applicable.

See “The Arrangement Agreement – Sulliden Covenants Regarding Non- Solicitation” and “Rio Alto Covenants Regarding Non-Solicitation”.

Termination Payment Payable by the Parties

Each of Rio Alto and Sulliden has an obligation to pay the Sulliden Termination Payment or the Rio Alto Termination Payment, as applicable, to the other Party if the Arrangement Agreement is terminated under certain circumstances.

In the event that a Party breaches a representation, warranty or covenant in the Arrangement Agreement, which has the effect of causing a condition in favour of the non-breaching Party to not be satisfied by the Outside Date, and the Sulliden Termination Payment or the Rio Alto Termination Payment, as applicable, is not otherwise payable, the breaching Party shall pay the non-breaching Party $2,000,000.

See “The Arrangement Agreement – Termination and Termination Expense Fees”.

Support Agreements

Each of the directors and senior officers of Sulliden and Rio Alto, and certain shareholders of Sulliden and Rio Alto, have entered into Sulliden Support Agreements or Rio Alto Support Agreements with Rio Alto or Sulliden, as applicable, pursuant to which such holder has agreed, among other things, to vote such Sulliden Shares or Rio Alto Shares, as applicable, in favour of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution, or the Rio Alto Share Issuance Resolution, as applicable. As of June 26, 2014, these directors, senior officers and shareholders held approximately 3.9% of the issued and outstanding Rio Alto Shares and approximately 7.2% of the issued and outstanding Sulliden Shares.

See “Support Agreements”.

Dissenting Sulliden Shareholders

Registered Sulliden Shareholders are entitled to exercise Dissent Rights in respect of the Sulliden Arrangement Resolution under the OBCA or the Sulliden Continuance Resolution under the QBCA in the manner described under the sections “OBCA Rights of Dissent in Respect of the Arrangement Resoluton” and “QBCA Rights of Dissent in Respect of the Continuance Resolution” in the Sulliden Circular.

Sulliden Shareholders should carefully read the sections in the Sulliden Circular entitled “OBCA Rights of Dissent in Respect of the Arrangement Resoluton” and “QBCA Rights of Dissent in Respect of the Continuance Resolution” and should seek legal advice if they wish to exercise Dissent Rights. Failure to comply strictly with the dissent procedures described in the Sulliden Circular may result in the loss of any Dissent Rights.

Beneficial owners of Sulliden Shares registered in the name of an Intermediary who wish to dissent should be aware that only Registered Sulliden Shareholders are entitled to dissent.

Business of Rio Alto

Rio Alto’s main business is the mining, production and sale of gold from the La Arena Project located in Peru. Revenue from the sale of gold from the La Arena Project amounted to $284.6 million for 2013 and $316.2 million for 2012.

Rio Alto is also engaged in exploration and development of mineral properties with its current focus on the further development of the La Arena Project. See “Information Concerning Rio Alto”.

Business of Sulliden

Sulliden is a Canadian-based precious metals company focused on the exploration and development of the Shahuindo Project, which is located in the district of Cachachi, province of Cajabamba, department of Cajamarca, Peru. See “Information Concerning Sulliden”.

The Combined Company

Upon completion of the Arrangement, Sulliden will be a wholly–owned Subsidiary of Rio Alto, and the Combined Company will continue the respective businesses of Rio Alto and Sulliden on a combined basis to create a new, leading mid-tier gold producer.

The business and operations of the Combined Company will be managed from Rio Alto’s current head office located at Suite 1950, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and from its offices located at Calle Esquilache 371, oficina 1402, San Isidro, Lima, Peru, 27.

Upon completion of the Arrangement, the executive management and board of directors of the Combined Company will be the same as that of Rio Alto prior to the Arrangement, except that two nominees of Sulliden, being Mr. Peter Tagliamonte, the current Co-Chairman and Chief Executive Officer of Sulliden, and Bruce Humphrey, a current director of Sulliden, will be added to the board of directors of the Combined Company.

SpinCo

SpinCo is currently a wholly-owned Subsidiary of Sulliden that has been established for the sole purpose of participating in the Arrangement and to acquire and hold the SpinCo Assets and take on the SpinCo Liabilities. The registered and head office of SpinCo is located at 65 Queen Street West, Suite 815, Toronto, Ontario M5H 2M5. Upon completion of the Arrangement, SpinCo will hold the SpinCo Assets, assume the SpinCo Liabilities and hold approximately $25 million in either cash or $15 million in cash and approximately $10 million in Rio Alto Shares. See “Information Concerning SpinCo Post-Arrangement”.

Stock Exchange Listings and Reporting Issuer Status

Rio Alto is, and after the Arrangement will continue to be, a reporting issuer in British Columbia, Alberta and Ontario. The Rio Alto Shares are currently listed and posted for trading on each of the TSX, NYSE and BVL under the symbols “RIO”, “RIOM” and “RIO”, respectively.

The Sulliden Shares are listed and posted for trading on the TSX and the BVL under the symbol “SUE”, and are quoted for trading on the OTCQX under the symbol “SDDDF”. If the Arrangement is consummated, the Sulliden Shares are expected to be de-listed from the TSX, the BVL and the OTCQX as soon as practicable following the Effective Date. Sulliden will also seek to be deemed to have ceased to be a reporting issuer (or the equivalent thereof) under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or the equivalent).

The SpinCo Shares are not currently listed on any stock exchange and SpinCo is not a reporting issuer in any jurisdiction. Upon completion of the Arrangement, it is anticipated that SpinCo will be a reporting issuer in Ontario and other Canadian jurisdictions. SpinCo has made application to the TSX for the listing of the SpinCo Shares upon the completion of the Arrangement. Listing will be subject to SpinCo meeting all the original listing requirements and conditions of the TSX.

Rio Alto has applied to have the Rio Alto Shares issuable in exchange for Sulliden Shares (including Rio Alto Shares issuable in settlement of obligations under Sulliden DSUs and RSUs, Rio Alto Shares issuable upon the exercise of Rio Alto Replacement Options and Sulliden Warrants, and the Rio Alto Shares issuable to meet its funding obligations, all pursuant to the Arrangement), listed and posted for trading on the TSX, the NYSE and will make application to have such shares listed and posted for trading on the BVL. Listing will be subject to Rio Alto receiving approval from, and fulfilling all of the requirements of, the TSX, the NYSE and the BVL. See “The Arrangement – Stock Exchange Listings and Reporting Issuer Status.”

Canadian Federal Income Tax Considerations

A Sulliden Shareholder generally will be deemed to receive a dividend from Sulliden to the extent that the fair market value of the SpinCo Shares received by the Sulliden Shareholder pursuant to the Arrangement exceeds the paid-up capital (as determined for the purposes of the Tax Act) attributable, on a pro rata basis, to the Class B Shares (i.e. former common shares of Sulliden) exchanged for Class A Shares and SpinCo Shares. The fair market value, however, of the SpinCo Shares at the time of this exchange is expected to be less than the paid-up capital of the exchanged Class B Shares immediately before the exchange and consequently Sulliden Shareholders should not be deemed to receive a dividend from Sulliden for purposes of the Tax Act on this exchange. A Sulliden Shareholder’s cost of the Class A Shares received on this exchange will be deemed to be equal to the amount, if any, by which the Sulliden Shareholder’s adjusted cost base of the Class B Shares exceeds the fair market value of the SpinCo Shares received.

Generally on the exchange of Class B Shares for Class A Shares and SpinCo Shares, a capital gain (or capital loss) may be realized by a Sulliden Shareholder who holds the Class B Shares as capital property, equal to the amount by which (a) the aggregate of the fair market value of the SpinCo Shares received and the cost of the Class A Shares received, less the amount of any dividend deemed to be received on the exchange, exceeds (or is less than) (b) the adjusted cost base to the Sulliden Shareholder of the Class B Shares exchanged.

On the subsequent exchange of Class A Shares for Rio Alto Shares pursuant to the Arrangement, Sulliden Shareholders generally may defer realizing any capital gain (or capital loss) that would otherwise arise on this exchange provided they choose not to report, in their return of income for the taxation year in which the exchange occurs, a capital gain or capital loss in respect of such exchange.

Non-Resident Shareholders will not be taxable in Canada generally with respect to any capital gains realized on the exchanges of Class B Shares and Class A Shares pursuant to the Arrangement so long as such shares do not constitute “taxable Canadian property”, as defined in the Tax Act, of the NonResident Shareholder.

The foregoing summary in respect of the proposed Arrangement is qualified in its entirety by the more detailed discussion in this Circular. See “Certain

Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

Although not free from doubt, the exchange of Sulliden Shares for Rio Alto Shares and the SpinCo Share Consideration pursuant to the Acquisition generally should qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”) provided that the Substantially All Assets Requirement is satisfied. However, neither Sulliden nor Rio Alto has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Acquisition as a Reorganization or that the U.S. courts will uphold the status of the Acquisition as a Reorganization in the event of an IRS challenge.

Assuming the Acquisition is treated as a Reorganization, and subject to special rules applicable to interests in PFIC, as discussed under “Certain United States Federal Income Tax Considerations” below, the U.S. Holders of Sulliden Shares should not recognize gain or loss, except to the extent of the SpinCo Share Consideration received, for U.S. federal income tax purposes on the exchange of Sulliden Shares for Rio Alto Shares and the SpinCo Share Consideration pursuant to the Acquisition. In addition, the distribution of the SpinCo Shares not treated as additional consideration paid by Rio Alto for the Sulliden Shares should generally be treated as a taxable distribution.

The PFIC rules may require U.S. Holders to recognize taxable gain or income subject to tax at ordinary income tax rates and incur an interest charge on a deemed income deferral benefit. This description of U.S. federal income tax consequences of the Arrangement is qualified in its entirety by the longer discussion under “Certain United States Federal Income Tax Considerations” below, and neither this description nor the longer discussion is intended to be legal or tax advice to any particular U.S. Holder of Sulliden Shares (or after the Arrangement, SpinCo Shares and Rio Alto Shares). Accordingly, U.S. Holders of Sulliden Shares (or after the Arrangement, SpinCo Shares and Rio Alto Shares) should consult their own tax advisors with respect to their particular circumstances. See “Certain United States Federal Income Tax Considerations.”

Risk Factors

Shareholders should consider a number of risk factors relating to the Arrangement, Rio Alto, Sulliden, the Combined Company and SpinCo in evaluating whether to approve the Sulliden Arrangement Resolution, the Sulliden Continuance Resolution or the Rio Alto Share Issuance Resolution. These risk factors are discussed herein and/or in documents incorporated herein by reference. See “Risk Factors” and “Information Concerning SpinCo Post-Arrangement – Risk Factors”.

Selected Pro Forma Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Rio Alto’s unaudited pro forma consolidated financial statements and the accompanying notes attached thereto as Schedule “D” to this Circular. The unaudited pro forma consolidated statement of financial position has been prepared from the March 31, 2014 unaudited interim consolidated financial position of Rio Alto and the January 31, 2014 unaudited interim consolidated financial position of Sulliden and gives pro forma effect to the successful completion of the Arrangement as if the transaction occurred on March 31, 2014. The pro forma consolidated statement of operations for the year ended December 31, 2013 and the three month period ended March 31, 2014 have been prepared, respectively, from the audited consolidated statements of operations of Rio Alto for the year ended December 31, 2013 and for the audited consolidated statements of operations of Sulliden for the year ended April 30, 2013 and from the unaudited interim consolidated statements of operations of Rio Alto for the three months ended March 31, 2014 and the unaudited interim consolidated statements of operations of Sulliden for the nine months and constructed twelve months ended January 31, 2014, and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2014.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Rio Alto and Sulliden. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Rio Alto and the accompanying notes included in Schedule “D” to this Circular.

(in thousands of US$)	Three months	Year ended
	ended March	December 31,
	31, 2014 ($)	2013 ($)

Statement of Operations Data
Sales	65,088	285,122
Gross profit	22,382	109,166
Operating Earnings	18,583	72,441
Net income and comprehensive income	9,983	11,359

(in US$)

Per Rio Alto Share Data
Basic earnings per share	$0.03	$0.03
Diluted earnings per share	$0.03	$0.03

(in thousands of US$)	As at March 31, 2014 ($)

Balance Sheet Data
Total current assets		85,065
Total assets		653,824
Total current liabilities		51,011
Total liabilities		77,123
Total equity		576,701

GLOSSARY OF TERMS

In this Supplement, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“2013 Offering” means the public offering of 39,300,000 Sulliden Shares which was completed on October 11, 2013;

“Acquisition” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Certain U.S. Federal Income Tax Consequences of the Arrangement – Characterization of the Arrangement for U.S. Federal Income Tax Purposes”;

“Acquisition Proposal” means, other than the Arrangement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any bona fide offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities of: (A) that Party; or (B) any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving: (i) that Party; or (ii) any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole; (d) an alliance, joint venture or earn-in right relating to 20% or more of a Party’s consolidated assets; or (e) a sale relating to 20% or more of a Party’s consolidated assets (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets). For the purposes of the definition of “Superior Proposal”, reference in the definition of Acquisition Proposal to “20%” shall be deemed to be replaced by “50%”;

“affiliate” has the meaning ascribed thereto in NI 45-106 as in effect on the date of the Arrangement Agreement;

“allowable capital loss” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations –Residents of Canada – Taxation of Capital Gains and Capital Losses”;

“Amalco” means the entity formed by the amalgamation of Rio Alto NewCo and Sulliden pursuant to the Plan of Arrangement;

“Amalgamation” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Certain U.S. Federal Income Tax Consequences of the Arrangement – Characterization of the Arrangement for U.S. Federal Income Tax Purposes”;

“Arrangement” means the arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement dated as of June 13, 2014 between Rio Alto, Sulliden and SpinCo, including all schedules annexed hereto, together with the Sulliden Disclosure Letter and the Rio Alto Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, and, for the avoidance of doubt, including the amendments made pursuant to an amending agreement between the Arrangement Parties dated as of June 26, 2014;

“Arrangement Dissenting Resident Shareholder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Dissenting Resident Shareholders”;

“Arrangement Parties” means Rio Alto, Sulliden and SpinCo;

“Articles of Arrangement” means the articles of arrangement of Sulliden in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“associate” has the meaning ascribed thereto in the OBCA;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit;

“Available Funds” has the meaning ascribed thereto in “Information Concerning SpinCo Post-Arrangement –Available Funds, Principal Purposes, and Business Objectives and Milestones – Available Funds”;

“Business Day” means any day of the year that is not a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Montréal, Québec or Vancouver, British Columbia;

“BVL” means the Bolsa de Valores de Lima S.A.;

“Canada-US Tax Convention (1980)” means the Canada-United States Convention with Respect to Taxes on Income and on Capital signed at Washington on September 26, 1980, as amended;

“Canadian Securities Administrators” means the voluntary umbrella organization of Canada’s provincial and territorial securities regulators;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Section 183(2) of the OBCA in respect of the Articles of Arrangement;

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Standards” has the meaning ascribed thereto in “Notice to U.S. Securityholders”;

“Circular” means this Supplement, together with either the Sulliden Circular or the Rio Alto Circular, as applicable;

“Claim” means (i) any suit, action, dispute, investigation, claim, arbitration, order, summons, citation, directive, ticket, charge, demand or prosecution, whether legal or administrative; (ii) any other proceeding; or (iii) any appeal or application for review; at law or in equity or by any Governmental Entity;

“Class A Shares” means the unlimited number of Class A common shares of Sulliden which are to be created in accordance with the Plan of Arrangement and which shall have attached thereto the right to two votes at all meetings of Sulliden Shareholders, the right to dividends as and when declared by the directors of Sulliden, and the right to participate in the remaining assets of Sulliden upon a winding-up of Sulliden;

“Class B Shares” means the Sulliden Shares which are to be re-designated as Class B common shares of Sulliden in accordance with this Plan of Arrangement;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Combined Company” means Rio Alto after giving effect to the Arrangement, which combined company will continue the respective businesses of Rio Alto and Sulliden on a combined basis;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34;

“Confidentiality Agreements” has the meaning ascribed thereto in “The Arrangement Agreement – Sulliden Covenants Regarding Non-Solicitation”;

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Sulliden Share that is issued and outstanding immediately prior to the Effective Time, comprising a combination of (a) an indivisible combination of 0.525 of a Rio Alto Share and (b) and 0.10 of a SpinCo Share;

“Consideration Shares” means the Rio Alto Shares to be issued in exchange for Class A Shares (including Rio Alto Shares to be issued upon exercise of Rio Alto Replacement Options and Sulliden Warrants, and in partial satisfaction of the obligations under the Sulliden RSUs and Sulliden DSUs), pursuant to the Arrangement;

“Continuance” means the continuance of Sulliden into Ontario under section 180 of the OBCA and section 287 of the QBCA on the terms and subject to the conditions set out in the Arrangement Agreement and, if applicable, the Interim Order;

“Continuance Dissenting Resident Shareholder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Dissenting Resident Shareholders”;

“Continuance Dissenting Non-Resident Shareholder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada – Dissenting Non-Resident Shareholders”;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable;

“CRA” means the Canada Revenue Agency;

“Depositary” Kingsdale Shareholder Services, engaged for the purpose of, among other things, exchanging certificates representing Sulliden Shares for the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 278 of the OBCA;

“Dissent Rights” means the rights of dissent exercisable by the Sulliden Shareholders in respect of: (i) the Arrangement, described in Article 4 of the Plan of Arrangement; or (ii) the Sulliden Continuance Resolution;

“Dissenting Sulliden Shareholder” means a registered holder of Sulliden Shares who has validly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as of the Effective Time, but only in respect of the Sulliden Shares in respect of which Dissent Rights are validly exercised by such holder;

“East Sullivan Mines” means East Sullivan Mines Limited;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Eligible Shareholder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Exchange of Class A Shares for Rio Alto Shares – Section 85 Election”;

“Environmental Laws” means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Equity” means TMX Equity Transfer Services;

“Exchange” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Certain U.S. Federal Income Tax Consequences of the Arrangement – Characterization of the Arrangement for U.S. Federal Income Tax Purposes”;

“Fair Market Value” with reference to:

(a)	a Rio Alto Share means the amount that is the closing price of the Rio Alto Shares on the TSX on the last trading day immediately prior to the Effective Date;

(b)	a Class A Share means the amount that is the Fair Market Value of a Rio Alto Share multiplied by 0.525;

(c)

0.1 of a SpinCo Share means the amount that is the volume weighted average price of the Sulliden Shares on the TSX over the twenty trading days ending immediately before the Effective Date minus the Fair Market Value of a Class A Share;

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA, in a form acceptable to Sulliden, SpinCo and Rio Alto, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal;

“GAAP” means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as then set out in the Canadian Institute of Chartered Accountants Handbook, and, in relation to any financial year beginning after December 31, 2010, IFRS as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee and the former Standing Interpretations Committee.

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange, including, but not limited to, the TSX, the NYSE and the BVL;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including cyanide, sulphuric acid, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“IFRS” means International Financial Reporting Standards, as adopted by the International Accounting Standards Board;

“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option;

“Indemnified Liability” means:

(a)

a liability or obligation (other than any liability or obligation for Taxes) that, following the Effective Time, (i) Sulliden or any of its Subsidiaries is legally obliged to pay but which was incurred or accrued prior to the Effective Time in respect (but only in respect) of the SpinCo Assets, SpinCo Liabilities, or the SpinCo Exploration Property (including the operations or activities in connection therewith);

(b)

any liability or obligation for Taxes which is payable to any Governmental Entity arising from, or in connection with: (i) the transaction contemplated under the SpinCo Conveyance Agreement, including the transfer of the SpinCo Assets and SpinCo Exploration Property to, or the assumption of the SpinCo Liabilities by, SpinCo or any subsidiary of SpinCo on or prior to the Effective Date; (ii) any transfer or distribution of the SpinCo Assets and SpinCo Exploration Property or property substituted therefor that is completed in connection with the transactions referred to in (i) above; or

(c)

any liability or obligation for Taxes, which is payable but not yet paid or reflected in the reserves in Sulliden’s annual audited financial statements for the fiscal year ended April 30, 2013, to any Governmental Entity and is imposed on, or is in respect of, the SpinCo Assets, the SpinCo Liabilities, and/or the SpinCo Exploration Property for or in respect of any taxable period (or portion thereof) ending on or prior to the Effective Date, in each case, whether such action actually occurs or is deemed to occur for Tax purposes and only to the extent that such Taxes are payable after Sulliden and any of its Subsidiaries have claimed the maximum amount of all credits, deductions, and other amounts available to it (including any loss carryforwards) for its respective taxation year that includes the transfer of SpinCo Assets or SpinCo Exploration Property to SpinCo;

“Indemnified Party” has the meaning ascribed thereto in “The Arrangement Agreement – Covenants – SpinCo Covenants”;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Sulliden Meeting, as the same may be amended, supplemented or varied by the Court;

“Intermediary” means an intermediary that a Non-Registered Shareholder may deal with in respect of its Sulliden Shares, including banks, trust companies, securities dealers or brokers and trustees or administrators of RRSPs, RRIFs, RESPs and similar plans, and their nominees;

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c 28 (1st Supp);

“IRS” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations”;

“La Arena Gold Oxide Mine” means the gold oxide mine located on the La Arena Project;

“La Arena Project” means the mineral rights and interests to explore and exploit minerals from approximately 20,673 hectares consisting of the mining concessions held by La Arena which host the La Arena Gold Oxide Mine and the La Arena Sulphide Project;”

“La Arena Sulphide Project” means the copper-gold sulphide project located within the La Arena Project;

“La Arena Technical Report” means the technical report titled “La Arena Project, Peru Technical Report (NI 43-101)” with an effective date of December 31, 2013 and dated March 28, 2014;

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Loan” has the meaning ascribed thereto in “The Arrangement – Principal Steps to Effect the Arrangement – Loan to Sulliden and Subscription for SpinCo Shares”;

“Loan Amount” means $25,000,000;

“Mark-to-Market Election” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules Relating to the Ownership of Rio Alto Shares and SpinCo Shares – Default PFIC Rules Under Section 1291 of the Code”;

“Market Value” means the volume weighted average trading price of the Rio Alto Shares or Sulliden Shares, as applicable, on the TSX for the five consecutive trading days immediately prior to the date as of which the Market Value is determined;

“Material Adverse Effect” means either a Sulliden Material Adverse Effect or a Rio Alto Material Adverse Affect, as applicable;

“MD&A” means management’s discussion and analysis of financial statements;

“MDDP” means the Québec Environment and Sustainable Development Ministry;

“Meetings” means collectively, the Rio Alto Meeting and the Sulliden Meeting;

“Ml 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Minority Shareholders” means all holders of Sulliden Shares, other than Stan Bharti and Peter Tagliamonte and any of their “related parties” (as defined in MI 61-101) or any person acting jointly or in concert with either Mr. Bharti or Mr. Tagliamonte;

“MRN” means the Ministère des Ressources Naturelles du Québec;

“Nl 43-101” means National Instrument 43-101 - Standards of Disclosure of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-101F1” means Form 44-101F1 – Short Form Prospectus;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices;

“Non-Electing Shareholder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Tax Consequences of the Acquisition if Sulliden Is Classified as a PFIC”;

“Non-Electing U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules Relating to the Ownership of Rio Alto Shares and SpinCo Shares – Default PFIC Rules Under Section 1291 of the Code”;

“Non-Resident Optionholder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”;

“Non-Resident Shareholder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”;

“Non-U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Scope of This Disclosure – Non-U.S. Holders”;

“Notice of Application” means the notice of application by Sulliden to the Court for the Final Order, the form of which is attached as Schedule “C” to this Supplement;

“NP 58-201” means National Instrument 58-201 – Corporate Governance Guidelines;

“NYSE” means the New York Stock Exchange;

“Option Exchange Ratio” means 0.525;

“Option Shares” means the Rio Alto Shares issuable on exercise of any Rio Alto Replacement Option;

“Outside Date” means August 31, 2014 or such later date as may be agreed to in writing by the Parties;

“Parties” means Sulliden, Rio Alto, and SpinCo; and “Party” means any one of them;

“paid-up capital” has the meaning ascribed to it for the purposes of the Tax Act;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Tax Consequences of the Acquisition if Sulliden Is Classified as a PFIC”;

“PFIC annual information statement” has the meaning ascribed thereto in “Risk Factors – Risk Factors Relating to the Arrangement – There is a risk that the Arrangement will be a taxable transaction for U.S. federal income tax purposes”;

“PFIC-for-PFIC Exception” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Tax Consequences of the Acquisition if Sulliden Is Classified as a PFIC”;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule “A” hereto, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court;

“Preferred Shares” means the preferred shares in the authorized share capital of Rio Alto, as currently constituted;

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;

“QEF” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Tax Consequences of the Acquisition if Sulliden Is Classified as a PFIC”;

“QEF Election” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Passive Foreign Investment Company Rules Relating to the Ownership of Rio Alto Shares and SpinCo Shares –Default PFIC Rules Under Section 1291 of the Code”;

“QFC” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Ownership of Rio Alto Shares and SpinCo Shares – Distributions With Respect to Rio Alto Shares and SpinCo Shares”;

“Registered Plan” means a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered disability savings plan, a deferred profit sharing plan, a registered education savings plan or a tax-free savings account, all as defined in the Tax Act;

“Registered Sulliden Shareholder” means a registered holder of Sulliden Shares;

“Regulation S” means Regulation S under the U.S. Securities Act.

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement;

“Related Person” means (a) a spouse, parent, grandparent, brother, sister or child of a Sulliden Supporting Shareholder or a Rio Alto Supporting Shareholder; (b) a company or family trust if all of the voting securities of such company are held by, or all the beneficiaries of such trust are, one or more of the persons referred to in clause (a); (c) an “associate” or “affiliate” within the meaning of the Securities Act; or (d) a person whose securities are beneficially owned or controlled by substantially similar persons that beneficially own or control the securities of a Sulliden Supporting Shareholder or a Rio Alto Supporting Shareholder;

“Reorganization” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Certain U.S. Federal Income Tax Consequences of the Arrangement – Characterization of the Arrangement for U.S. Federal Income Tax Purposes”;

“Resident Shareholder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Residents of Canada”;

“Resident Optionholder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Residents of Canada”;

“Rio Alto” means Rio Alto Mining Limited, a corporation existing under the laws of Alberta;

“Rio Alto AIF” means the annual information form of Rio Alto dated March 28, 2014 for the financial year ended December 31, 2013, filed on SEDAR on March 28, 2014;

“Rio Alto Board” means the board of directors of Rio Alto as the same is constituted from time to time;

“Rio Alto Circular” means, collectively, the notice of special meeting and the management information circular of Rio Alto dated June 26, 2014, including all appendices thereto, sent to Rio Alto Shareholders in connection with the Rio Alto Meeting;

“Rio Alto Change in Recommendation” has the meaning ascribed thereto in “The Arrangement Agreement – Rio Alto Covenants Regarding Non-Solicitation”;

“Rio Alto Disclosure Letter” means the disclosure letter executed by Rio Alto and delivered to Sulliden on June 13, 2014;

“Rio Alto Funding Shares” has the meaning ascribed thereto in “The Arrangement Agreement – Principal Steps to Effect the Arrangement – Loan to Sulliden and Subscription for SpinCo Shares”;

“Rio Alto Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Rio Alto and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (a) in or relating to general political, economic or financial conditions, including in Canada, the United States or Peru, (b) any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster, (c) in or relating to the state of securities markets in general, including any reduction in market indices, (d) in or relating to currency exchange rates, (e) in or relating to the industries in which such persons operate in general or the market for gold in general or changes in the price of gold, (f) in or relating to any change to existing IFRS standards or regulatory accounting requirements, (g) in or relating to any applicable Laws or any interpretation thereof by any Governmental Authority, or (h) relating to a change in the market trading price of the Rio Alto Shares either: (i) related to the Arrangement Agreement and the Arrangement or the announcement thereof; or (ii) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “Rio Alto Material Adverse Effect” under subsections (a) to (f) above, provided, however, that such effect referred to in subsections (b) to (f) above does not primarily relate to (or have the effect of primarily relating to) Rio Alto or its subsidiaries or disproportionately adversely affect Rio Alto and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Rio Alto and its subsidiaries operate; and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “Rio Alto Material Adverse Effect” has occurred;

“Rio Alto Meeting” means the special meeting of Rio Alto Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Rio Alto Share Issuance Resolution;

“Rio Alto Newco” means Shahuindo Gold Limited, a wholly-owned corporation of Rio Alto incorporated under the laws of Ontario no less than one day prior to the Effective Time;

“Rio Alto Replacement Option” means an option exchanged for a Sulliden Class A Option as more particularly described in this Supplement;

“Rio Alto Share Issuance Resolution” means the ordinary resolution of the Rio Alto Shareholders approving the issuance of the Consideration Shares (including any Rio Alto Shares issuable upon the exercise of any Rio Alto Replacement Options and Sulliden Warrants) and the Rio Alto Shares that may be issued in connection with Section 2.10(b) of the Arrangement Agreement;

“Rio Alto Share Price” means the price of Rio Alto Shares based on the volume weighted average trading price of Rio Alto Shares on the TSX for the five trading day period ended on the last trading day immediately prior to the date of the Sulliden Meeting;

“Rio Alto Share Resale Agreement” means an agreement to be entered into between Rio Alto and SpinCo in which SpinCo agrees and covenants that: (a) it will limit its sales of Rio Alto Shares received as set forth in Subsection 2.10(b) of the Arrangement Agreement to a maximum of $2,000,000 in any one month period; and (b) it will provide three (3) Business Days prior written notice to Rio Alto prior to any proposed sale of Rio Alto Shares;

“Rio Alto Shares” means common shares in the authorized share capital of Rio Alto, as currently constituted;

“Rio Alto Shareholders” means the holders of Rio Alto Shares;

“Rio Alto Shareholder Approval” means the approval by the Rio Alto Shareholders by ordinary resolution of the Rio Alto Share Issuance Resolution;

“Rio Alto Subject Securities” has the meaning ascribed thereto in “Support Agreements – Rio Alto Support Agreements”;

“Rio Alto Superior Proposal Notice” has the meaning ascribed thereto in “The Arrangement Agreement – Rio Alto’s Right to Accept a Superior Proposal”;

“Rio Alto Support Agreements” means the support agreements pursuant to which the Rio Alto Supporting Shareholders have agreed, among other things, to vote the Rio Alto Shares held by them in favour of the Rio Alto Share Issuance Resolution;

“Rio Alto Supporting Shareholders” has the meaning ascribed thereto in “Support Agreements – Rio Alto Support Agreements”;

“Rio Alto Termination Payment” means an amount equal to $15,000,000;

“Rio Alto Termination Payment Event” has the meaning ascribed thereto in “The Arrangement Agreement –Termination and Expense Fees”;

“RRIF” means a trust governed by a registered retirement income fund within the meaning of the Tax Act;

“RRSP” means a trust governed by a registered retirement saving plan within the meaning of the Tax Act;

“Rule 144” means Rule 144 under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Section 85 Election” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations –Residents of Canada - Exchange of Class A Shares for Rio Alto Shares – Section 85 Election”;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations, and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX and NYSE;

“SEDAR” means the System for Electronic Document Analysis and Retrieval as outlined in Nl 13-101, which can be accessed online at www.sedar.com;

“Shahuindo Project” means the low-cost heap leach gold-silver project located in the district of Cachachi, province of Cajabamba, department of Cajamarca, Peru;

“SpinCo” means 2422222 Ontario Inc., a wholly-owned subsidiary of Sulliden incorporated for the purposes of the Arrangement to hold the SpinCo Assets and assume the SpinCo Liabilities upon completion of the Arrangement;

“SpinCo Assets” means (a) all mining claims (whether patented or unpatented), concessions, leases, licenses, surface rights or other mineral rights in respect of the SpinCo Exploration Property, (b) office furniture, office equipment or office supplies located at the offices located at 65 Queen Street W. Suite 800, Toronto, Canada, (c) all fixed assets of Sulliden and/or its Subsidiaries relating exclusively to the SpinCo Exploration Property or located within the boundaries of the SpinCo Exploration Property or at the office locations referred to above in paragraph (b) above, (d) all joint venture, earn-in, other Contracts entered into by Sulliden and/or its Subsidiaries, and royalties or other similar rights that relate exclusively to the SpinCo Exploration Property; and (e) all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the SpinCo Exploration Property in Sulliden’s possession or control relating exclusively to the SpinCo Exploration Property;

“SpinCo Board” means the board of directors of SpinCo as the same is constituted from time to time;

“SpinCo Conveyance Agreement” means the agreement to be entered into between Sulliden and SpinCo to effect the sale and transfer of SpinCo Assets and SpinCo Liabilities from Sulliden to SpinCo, in a form satisfactory to Sulliden, SpinCo and Rio Alto, acting reasonably;

“SpinCo Exploration Property” means the East Sullivan mineral property located in Abitibi, Québec as further described in “Information Concerning SpinCo Post-Arrangement – Mineral Properties”;

“SpinCo Exploration Property Business” has the meaning ascribed thereto in “Information Concerning SpinCo Post-Arrangement – Selected Financial Information – Financial Statements”;

“SpinCo Liabilities” means all of the liabilities of Sulliden or any of its Subsidiaries, contingent or otherwise, which solely pertain to, or arose in connection with the operation of, the SpinCo Exploration Property or the SpinCo Assets, including, without limitation, all Indemnified Liabilities;

“SpinCo Option” means options to purchase SpinCo Shares issued in exchange for Sulliden Options as more particularly described in this Supplement;

“SpinCo Share Consideration” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Tax Consequences if the Acquisition Qualifies as a Reorganization”;

“SpinCo Shares” means the common shares of SpinCo to be issued as part of the Consideration pursuant to the Plan of Arrangement;

“SpinCo Stock Option Plan” means a stock option plan to be approved by Sulliden Shareholders at the Sulliden Meeting for the issuance of SpinCo Options, in form and substance satisfactory to Sulliden, SpinCo and Rio Alto, acting reasonably, and in compliance with all applicable Laws;

“SpinCo Technical Report” means the technical report on the SpinCo Exploration Property dated June 17, 2014;

“Subsidiary” has the meaning ascribed thereto in NI 45-106 as in effect on the date of the Arrangement Agreement;

“Subsidiary PFIC” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Rules Relating to the Ownership of Rio Alto Shares and SpinCo Shares –PFIC Status of Rio Alto or SpinCo”;

“Substantially All Assets Requirement” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement –Characterization of the Arrangement for U.S. Federal Income Tax Purposes”;

“Sulliden” means Sulliden Gold Corporation Ltd., a corporation existing under the laws of Québec;

“Sulliden AIF” means the annual information form of Sulliden dated July 25, 2013 for the financial year ended April 30, 2013, filed on SEDAR on July 25, 2013;

“Sulliden Arrangement Resolution” means the special resolution of the Sulliden Shareholders approving the Plan of Arrangement, to be considered at the Sulliden Meeting;

“Sulliden Board” means the board of directors of Sulliden as the same is constituted from time to time;

“Sulliden Budget” means the Sulliden operating and capital budget as included in the Sulliden Disclosure Letter;

“Sulliden Cash Transfer” means the payment from Sulliden of (a) $25,000,000 in cash using funds from the Loan, or (b) $15,000,000 in cash using funds from the Loan and the transfer to SpinCo of all of the Rio Alto Funding Shares, subject to any applicable deduction in accordance with the Plan of Arrangement, in satisfaction of that number of SpinCo Shares as is equal to 0.0853 multiplied by the number of Sulliden Shares that are issued and outstanding immediately prior to the Effective Time (as adjusted according to the Plan of Arrangement) less the number of Sulliden Shares held by Dissenting Sulliden Shareholders;

“Sulliden Circular” means, collectively, the notice of special meeting and the management information circular of Sulliden dated June 26, 2014, including all appendices thereto, sent to Sulliden Shareholders in connection with the Sulliden Meeting;

“Sulliden Change in Recommendation” has the meaning ascribed thereto in “The Arrangement Agreement –Sulliden Covenants Regarding Non-Solicitation”;

“Sulliden Class A Option” means an option to purchase a Class A Share at an exercise price equal to the original exercise price of the Sulliden Option for which it was exchanged multiplied by the Fair Market Value of a Class A Share divided by the total Fair Market Value of one Class A Share and 0.1 of a SpinCo Share;

“Sulliden Continuance Resolution” means the special resolution of the Shareholders approving the Continuance considered at the Sulliden Meeting;

“Sulliden Disclosure Letter” means the disclosure letter executed by Sulliden and delivered to Rio Alto on June 13, 2014;

“Sulliden DSU” means a deferred share unit issued under the Sulliden DSU Plan;

“Sulliden DSU Plan” means the deferred share unit plan as approved by the Sulliden Board;

“Sulliden Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Sulliden and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence (a) the announcement of the execution of the Arrangement Agreement or the transactions contemplated by the Arrangement Agreement (b) in or relating to general political, economic or financial conditions, including in Canada, the United States or Peru, (c) any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster (d) in or relating to the state of securities markets in general, including any reduction in market indices, (e) in or relating to currency exchange rates, (f) in or relating to the industries in which such persons operate in general, the market for gold in general or changes in the price of gold, (g) in or relating to any change to existing IFRS standards or regulatory accounting requirements, (h) in or relating to any applicable Laws or any interpretation thereof by any Governmental Authority, (i) in or relating to SpinCo; (j) any actions taken (or omitted to be taken) upon the request of Rio Alto or pursuant to the Arrangement Agreement, (k) relating to a change in the market trading price of the Sulliden Shares either: (i) related to the Arrangement Agreement and the Arrangement or the announcement thereof; or (ii) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “Sulliden Material Adverse Effect” under Subsections (a) to (i) above, provided, however, that such effect referred to in Subsections (d) to (f) above does not disproportionately adversely affect Sulliden and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Sulliden and its Subsidiaries operate; and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “Sulliden Material Adverse Effect” has occurred;

“Sulliden Meeting” means the special meeting of Sulliden Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution;

“Sulliden Option Plan” means the share option plan of Sulliden, approved by Sulliden Shareholders at a meeting held on October 6, 2011;

“Sulliden Optionholder” means a holder of Sulliden Options;

“Sulliden Options” means the outstanding options to purchase Sulliden Shares granted under the Sulliden Option Plan;

“Sulliden RSU” means a restricted share unit issued under the Sulliden RSU Plan;

“Sulliden RSU Plan” means the restricted share unit plan as approved by the Sulliden Board;

“Sulliden Securityholders” means the Sulliden Shareholders, Sulliden Optionholders and Sulliden Warrantholders;

“Sulliden Shareholder Approval” means approval of (a) a majority of no less than two-thirds of the votes cast on the Sulliden Arrangement Resolution by the Sulliden Shareholders present in person or by proxy at the Sulliden Meeting, and (b) a majority of the votes attached to the Sulliden Shares held by Sulliden Shareholders present in person or represented by proxy at the Sulliden Meeting cast on the Sulliden Arrangement Resolution excluding the votes of those Persons whose votes are required to be excluded under MI 61-101;

“Sulliden Shareholders” means the holders of Sulliden Shares;

“Sulliden Shares” means the common shares in the authorized share capital of Sulliden;

“Sulliden Subject Securities” has the meaning ascribed thereto in “Support Agreements – Sulliden Support Agreements”;

“Sulliden Superior Proposal Notice” has the meaning ascribed thereto in “The Arrangement Agreement –Sulliden’s Right to Accept a Superior Proposal”;

“Sulliden Support Agreements” means the support agreements pursuant to which the Sulliden Supporting Shareholders have agreed, among other things, to vote the Sulliden Shares held by them in favour of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution;

“Sulliden Supporting Shareholders” has the meaning ascribed thereto in “Support Agreements – Sulliden Support Agreements”;

“Sulliden Technical Report” means the technical report titled “Shahuindo Heap Leach Project, Cajabamba Peru” dated November 9, 2012;

“Sulliden Termination Payment” means an amount equal to $15,000,000;

“Sulliden Termination Payment Event” has the meaning ascribed thereto in “The Arrangement Agreement –Termination and Expense Fees”;

“Sulliden Warrants” means the common share purchase warrants of Sulliden;

“Sulliden Warrantholder” means a holder of Sulliden Warrants;

“Superior Proposal” means any bona fide Acquisition Proposal made in writing by a third party with whom Rio Alto or Sulliden, as the case may be, and each of its respective affiliates deal at arm’s length, after the date hereof that, in good faith determination of the Sulliden Board or the Rio Alto Board, as applicable, after receipt of advice from its outside financial advisors and legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (b) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be reasonably likely to be available to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (c) which is not subject to a due diligence or access condition; (d) that did not result from a breach of Subsections 8.1, 8.2, 8.4 or 8.5 of the Arrangement Agreement, as applicable, by the receiving Party or its representatives; (e) in the case of a transaction that involves the acquisition of common shares of a Party, that is made available to all Sulliden Shareholders or Rio Alto Shareholders, as the case may be, on the same terms and conditions (but, for greater certainty, does not restrict the provision of Collateral Benefits to any one or more Sulliden Shareholders or Rio Alto Shareholders, as the case may be) and is in compliance with all applicable Laws; and (f) in respect of which the board of directors of such Party determines in good faith, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Subsection 8.3 or Subsection 8.6 of the Arrangement Agreement, as applicable;

“Supplement” means this joint management information circular supplement to be attached to each of the Sulliden Circular and the Rio Alto Circular;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“taxable capital gain” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations – Residents of Canada – Taxation of Capital Gains and Capital Losses”;

“Tax” or “Taxes” means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, workers’ compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

“TFSA” means a trust governed by a tax free savings account within the meaning of the Tax Act;

“TSX” means Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“United States” or “U.S.” or “USA” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

“U.S. Holder” has the meaning ascribed thereto in “Certain United States Federal Income Tax Considerations –Scope of This Disclosure – U.S. Holders”;

“U.S. Person” means a “U.S. person”, as such term is defined in Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and

“VMS” means volcanogenic massive sulphide.

THE ARRANGEMENT

The following summarizes the steps that will occur immediately prior to and under the Plan of Arrangement on the Effective Date, if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available under the profiles of Rio Alto and Sulliden on SEDAR, and the full text of the Plan of Arrangement, a copy of which is attached as Schedule “A” hereto.

Principal Steps to Effect the Arrangement

Continuance

Prior to the Effective Time, Sulliden shall effect the Continuance.

The Arrangement

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps shall occur and shall be deemed to occur without any further act or formality, but in the order and with the timing set out in the Plan of Arrangement:

Dissent Shares

Each Sulliden Share held by a Sulliden Shareholder who dissents to the Arrangement shall be deemed to be transferred by the holder thereof, free and clear of all Liens, to Rio Alto; and (a) such dissenting Sulliden Shareholders shall cease to be the holders of such Sulliden Shares and to have any rights as Sulliden Shareholders other than the right to be paid the fair value for such Sulliden Shares; (b) the name of each such dissenting Sulliden Shareholders shall be removed as a Sulliden Shareholder from the register of Sulliden Shareholders maintained by or on behalf of Sulliden; and (c) such Sulliden Shares so transferred to Rio Alto shall thereupon be cancelled without payment.

Sulliden RSUs

All of the issued and outstanding Sulliden RSUs shall be deemed to have vested, and the amount necessary to satisfy Sulliden’s obligations under each outstanding Sulliden RSU (being for each such Sulliden RSU, an amount equal to the Market Value of one Sulliden Share at the Effective Time) shall be settled by (a) the issuance by Rio Alto of 0.525 of a Rio Alto Share to the holder of such RSU; and (b) a cash payment to the holder of such RSU equal to the difference between the Market Value of a Sulliden Share and the Market Value of 0.525 of a Rio Alto Share at the Effective Time, if any, (50% of such payment to come from and be paid by Rio Alto and 50% to be deducted from the cash portion of the Sulliden Cash Transfer and paid by Sulliden) (less any applicable amounts to be withheld pursuant to the Plan of Arrangement), and thereafter the Sulliden RSU Plan will terminate and none of the former holders of Sulliden RSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Sulliden RSU Plan.

Sulliden DSUs

All of the the issued and outstanding Sulliden DSUs shall be deemed to have vested, and the resignation of each holder of Sulliden DSUs of his or her position with Sulliden and the appointment of their successors shall be effective, and the amount necessary to satisfy Sulliden’s obligations under each outstanding Sulliden DSU (being for each such Sulliden DSU an amount equal to the Market Value of one Sulliden Share at the Effective Time) shall be settled by (a) the issuance by Rio Alto of 0.525 of a Rio Alto Share to the holder of such DSU and (b) a cash payment to the holder of such DSU equal to the difference between the Market Value of a Sulliden Share and the Market Value of 0.525 of a Rio Alto Share at the Effective Time, if any, (50% of such payment to come from and be paid by Rio Alto and 50% to be deducted from the cash portion of the Sulliden Cash Transfer and paid by Sulliden) (less any applicable amounts to be withheld pursuant to the Plan of Arrangement), and thereafter the Sulliden DSU

Plan will terminate and none of the former holders of Sulliden DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Sulliden DSU Plan.

Transfer of SpinCo Assets and Liabilities to Sulliden for SpinCo Shares

The SpinCo Stock Option Plan will come into force, and the transactions contemplated by the SpinCo Conveyance Agreement shall become effective. Pursuant thereto, Sulliden shall assign and transfer to SpinCo, and SpinCo shall accept, the SpinCo Assets and SpinCo Liabilities. As consideration for the SpinCo Assets, SpinCo shall issue to Sulliden that number of fully-paid and non-assessable SpinCo Shares such that immediately after the foregoing issuance Sulliden shall hold in aggregate (together with the SpinCo Shares held immediately prior to the foregoing issuance) that number of SpinCo Shares that is equal to 0.0147 multiplied by the number of Sulliden Shares that are issued and outstanding immediately prior to this step (as may be adjusted according to the Plan of Arrangement) less the number of Sulliden Shares held by Dissenting Sulliden Shareholders, all in accordance with the terms of the SpinCo Conveyance Agreement, and Sulliden shall be entered into the register of SpinCo Shares maintained by or on behalf of SpinCo.

Loan to Sulliden and Subscription for SpinCo Shares

Rio Alto will lend (the “Loan”) to Sulliden an amount of cash equal to the Loan Amount by way of a non-interest bearing demand promissory note. If Rio Alto has so elected pursuant to Section 2.10 of the Arrangement Agreement, Sulliden will subscribe and pay for, and Rio Alto shall issue to Sulliden, that number of fully-paid and non-assessable Rio Alto Shares (the “Rio Alto Funding Shares”) as may be equal to $10,000,000 at the Rio Alto Share Price.

Sulliden will subscribe for and SpinCo shall issue to Sulliden that number of additional fully-paid and non-assessable SpinCo Shares that is equal to 0.0853 multiplied by the number of Sulliden Shares that are issued and outstanding immediately prior to this step (as may be adjusted according to the Plan of Arrangement) less the number of Sulliden Shares held by Dissenting Sulliden Shareholders, in consideration for payment from Sulliden to SpinCo of (a) cash subscription proceeds equal to $25,000,000 using funds from the Loan or (b) $15,000,000 in cash using funds from the Loan and the transfer to SpinCo of all of the Rio Alto Funding Shares.

Sulliden Option Plan

Each Sulliden Option will be exchanged for a Sulliden Class A Option and 0.10 of a SpinCo Option (which, when aggregated with the other similar SpinCo Options of a holder of such options resulting in a fraction, shall be rounded down to the nearest whole number of SpinCo Options). The term to expiry, conditions to and manner of exercising, and all other terms and conditions of a Sulliden Class A Option or a SpinCo Option, will be the same as the Sulliden Option for which it is exchanged and any document evidencing a Sulliden Option shall thereafter evidence and be deemed to evidence such Sulliden Class A Option or SpinCo Option, as the case may be. If required, the exercise price of a Sulliden Class A Option or a SpinCo Option, as the case may be, will be increased such that the aggregate of the In-The-Money Amount of the Sulliden Class A Option and the In-The-Money Amount of the SpinCo Option immediately after the exchange does not exceed the In-The-Money Amount of the Sulliden Option immediately before the exchange.

Redesignation of Sulliden Share Capital

The authorized share capital of Sulliden will be amended (a) by redesignating the Sulliden Shares as the Class B Shares, and (b) by the creation of an unlimited number of Class A Shares, and the articles of Sulliden will be deemed to be amended accordingly. Each certificate representing Sulliden Shares shall, as of and from the time such redesignation is effective, represent Class B Shares.

Sulliden shall undertake a reorganization of capital within the meaning of Section 86 of the Tax Act, and which reorganization shall occur in the following order:

(a)

each outstanding Class B Share will be exchanged with Sulliden free and clear of all Liens for one Class A Share and one-tenth of a SpinCo Share, and such Class B Share shall thereupon be cancelled, and:

	(i)	the holders of such Class B Shares shall cease to be the holders thereof and to have any rights or privileges as holders of such Class B Shares;

	(ii)	such holders’ names shall be removed from the register of the Class B Shares maintained by or on behalf of Sulliden; and

(iii)

each Sulliden Shareholder shall be deemed to be the holder of the Class A Shares and SpinCo Shares (in each case, free and clear of any Liens) exchanged for the Class B Shares and shall be entered in the register of Sulliden or SpinCo, as the case may be, as the registered holder thereof;

(b)

the stated capital of Sulliden for the outstanding Class A Shares will be an amount equal to the paid-up capital of Sulliden in respect of the Class B Shares, less the paid-up capital of Sulliden that is attributable to each Sulliden Share held by Dissenting Sulliden Shareholders, and less the Fair Market Value of the SpinCo Shares distributed in such exchange.

Transfer of Sulliden Class A Shares for 0.525 Rio Alto Shares

Each outstanding Class A Share (other than Class A Shares held by Rio Alto or any affiliate thereof) will be irrevocably assigned and transferred by the holder thereof to Rio Alto (free and clear of all Liens) in exchange for 0.525 of a Rio Alto Share for each Class A Share held, and the holders of such Class A Shares shall cease to be the holders thereof and to have any rights as holders of such Class A Shares other than the right to receive 0.525 of a Rio Alto Share per Class A Share in accordance with the Plan of Arrangement. Such holders’ names shall be removed from the register of the Class A Shares maintained by or on behalf of Sulliden, and Rio Alto shall be deemed to be the transferee and the legal and beneficial holder of such Class A Shares (free and clear of all Liens) and shall be entered as the registered holder of such Class A Shares in the register of the Class A Shares maintained by or on behalf of Sulliden.

Exchange of Sulliden Class A Options for Rio Alto Replacement Options

Each Sulliden Class A Option shall be exchanged for one Rio Alto Replacement Option to purchase from Rio Alto 0.525 of a Rio Alto Share and which, when aggregated with the other similar Rio Alto Replacement Options of a holder of such options resulting in a fraction of a Rio Alto Share, shall be rounded down to the nearest whole number of Rio Alto Shares. Such Rio Alto Replacement Option shall provide for an exercise price per Rio Alto Replacement Option (rounded up to the nearest whole cent) equal to the exercise price per Class A Share that would otherwise be payable to acquire a Class A Share pursuant to the Sulliden Class A Option it replaces. All terms and conditions of a Rio Alto Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Sulliden Class A Option for which it was exchanged, and shall be governed by the terms of the Sulliden Option Plan and any document evidencing a Sulliden Class A Option shall thereafter evidence and be deemed to evidence such Rio Alto Replacement Option, except that the term to expiry of any Rio Alto Replacement Option shall not be affected by a holder of Rio Alto Replacement Options not becoming, or ceasing to be, an employee, consultant, officer or director of Sulliden or Rio Alto, as the case may be. If required, the exercise price of a Rio Alto Replacement Option may be increased such that the In-The-Money Amount of the Rio Alto Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Sulliden Class A Option immediately before the exchange.

Transfer of Sulliden Shares to Rio Alto Newco

Each Class A Share held by Rio Alto will be transferred to Rio Alto Newco in consideration of the issue by Rio Alto Newco to Rio Alto of one common share of Rio Alto Newco for each Class A Share so transferred, the stated capital in respect of the Class A Shares will be reduced to $1.00 without any repayment of capital in respect thereof, and Sulliden will file an election with the CRA to cease to be a public corporation for the purposes of the Tax Act.

Amalgamation

Rio Alto NewCo and Sulliden shall amalgamate to form Amalco, with the same effect as if they had amalgamated under Section 177 of the OBCA. On the amalgamation, Rio Alto will receive one Amalco common share in exchange for each Rio Alto Newco common share previously held, and all of the issued and outstanding Class A Shares will be cancelled without repayment of capital in respect thereof. The stated capital of the Amalco common shares will be an amount equal to the “paid-up capital” (as that term is defined in the Tax Act) attributable to all of the issued and outstanding Rio Alto Newco common shares immediately prior to the Amalgamation.

Sulliden Warrants

After the Effective Time, each holder of a Sulliden Warrant will be entitled to receive, upon exercise, the number of Rio Alto Shares and SpinCo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement, as if such holder had been the registered holder of the number of Sulliden Shares such holder would have been entitled to receive had such holder’s Sulliden Warrants been exercised immediately prior to the Effective Time. Such Rio Alto Shares and SpinCo Shares will be issued in lieu of any Sulliden Shares to which such holder was entitled, and will be issued for the same aggregate consideration. Rio Alto shall issue the necessary number of Rio Alto Shares, and SpinCo shall issue the necessary number of SpinCo Shares, necessary to settle such exercise, provided that Rio Alto or SpinCo, as applicable, has received the portion of the Sulliden Warrant exercise price such that the Sulliden Warrant exercise price is divided between Rio Alto and SpinCo as follows:

(a)

Rio Alto shall receive for each 0.525 of a Rio Alto Share a portion of the exercise price equal to the original exercise price of the Sulliden Warrant multiplied by the Fair Market Value of a Class A Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of 0.1 of a SpinCo Share; and

(b)

SpinCo shall receive for each 0.1 of a SpinCo Share a portion of the exercise price equal to the original exercise price of the Sulliden Warrant multiplied by the Fair Market Value of a SpinCo Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of 0.1 of a SpinCo Share.

Shareholder Approval

At the Sulliden Meeting, Sulliden Shareholders will be asked to consider and, if deemed advisable, to approve the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution, and at the Rio Alto Meeting, the Rio Alto Shareholders will be asked to consider and, if deemed advisable, to approve the Rio Alto Share Issuance Resolution. To become effective, each of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution must be approved, with or without variation, by an affirmative vote of at least two-thirds of the votes cast at the Sulliden Meeting in person or by proxy by the Sulliden Shareholders. The Sulliden Arrangement Resolution must also be approved by at least a simple majority of the votes cast by the Minority Shareholders voting in person or by proxy at the Sulliden Meeting. The Rio Alto Share Issuance Resolution must be approved by a simple majority of the votes cast at the Rio Alto Meeting in person or by proxy by Rio Alto Shareholders. The Sulliden Arrangement Resolution and the Sulliden Continuance Resolution must be approved in order for Sulliden to seek the Final Order and the Rio Alto Share Issuance Resolution must be approved in order for the Arrangement to be implemented on the Effective Date in accordance with the Final Order.

Each of the directors and senior officers of Sulliden, and a certain Sulliden Shareholder, and each of the directors and officers of Rio Alto, and certain Rio Alto Shareholders, have agreed to vote their shares in favour of the Sulliden Arrangement Resolution, in the case of Sulliden, and the Rio Alto Share Issuance Resolution, in the case of Rio Alto, pursuant to the terms of the Sulliden Support Agreements and Rio Alto Support Agreements, as applicable. As of June 26, 2014, directors, senior officers and a significant shareholder of Sulliden held 22,656,824

Sulliden Shares, representing approximately 7.2% of the issued and outstanding Sulliden Shares, and directors and senior officers of Rio Alto and certain Rio Alto Shareholders held 6,894,644 Rio Alto Shares, representing approximately 3.9% of the issued and outstanding Rio Alto Shares on that date. See “Support Agreements”. Rio Alto, which currently holds approximately 8.5% of the Sulliden Shares, also agreed to vote its Sulliden Shares in favour of the Sulliden Arrangement Resolution.

In the absence of any instruction to the contrary, the Sulliden Shares and Rio Alto Shares represented by proxies appointing the management designees named in the accompanying form of proxy will be voted FOR the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution, and the Rio Alto Share Issuance Resolution, as the case may be.

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 182 of the OBCA. In addition to obtaining the approval of the Sulliden Shareholders and the Rio Alto Shareholders at the Sulliden Meeting and the Rio Alto Meeting, as applicable, the following procedural steps must be taken in order for the Arrangement to become effective:

(a)

all conditions precedent to the Arrangement, including, without limitation, the satisfaction or waiver, as applicable, of all of the conditions to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(b)	the Court must grant the Final Order approving the Arrangement.

Court Approval and Completion of the Arrangement

The Arrangement requires Court approval under the OBCA. On June 26, 2014, prior to the mailing of the Sulliden Circular, Sulliden obtained the Interim Order providing for the calling and holding of the Sulliden Meeting and certain other procedural matters related to the Sulliden Meeting, a copy of which is attached hereto as Schedule “B”. Following approval of the Sulliden Continuance Resolution and the Sulliden Arrangement Resolution by the Sulliden Shareholders at the Sulliden Meeting and the Rio Alto Share Issuance Resolution by the Rio Alto Shareholders at the Rio Alto Meeting, and following the Continuance, Sulliden will make application to the Court for the Final Order. The Court will consider, among other things, the fairness to the Sulliden Securityholders and the reasonableness of the Arrangement. The Court hearing for the Final Order is currently scheduled for 10:00 a.m. (Toronto time) on August 1, 2014 at 330 University Avenue, Toronto, Ontario. Any Sulliden Shareholder or other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing may do so in accordance with the terms of the Interim Order. Such persons should consult with their legal advisors as to the necessary requirements.

The Court’s approval is required for the Arrangement to become effective and the Court has been informed that approval, if obtained, will constitute the basis for the Section 3(a)(10) exemption under the U.S. Securities Act with respect to among other things, Rio Alto securities to be issued pursuant to the Arrangement. See “Notice to U.S. Securityholders”and “Securities Laws Considerations – U.S. Securities Laws”.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Notice of Application for Final Order attached hereto as Schedule “C”. The Notice of Application for Final Order will be filed with the Court following the Sulliden Meeting and the Rio Alto Meeting and will not be served upon anyone. This is your only notice of the Court hearing.

Interests of Certain Persons in the Arrangement – Sulliden Directors and Executive Officers

In considering the recommendation of the Sulliden Board with respect to the Sulliden Arrangement Resolution, Sulliden Shareholders should be aware that certain members of Sulliden’s executive management and the Sulliden Board may have certain interests in connection with the Sulliden Arrangement Resolution that may present them with actual or potential conflicts of interest in connection with the Sulliden Arrangement Resolution. The Sulliden Board is aware of these interests and considered them along with the other matters described in the Sulliden Circular under “The Arrangement – Recommendation of the Board and Reasons for the Recommendation”.

The executive officers and directors of Sulliden beneficially owned, directly or indirectly, or exercise control or direction over, in the aggregate, 8,076,616 Sulliden Shares, representing approximately 2.56% of the Sulliden Shares outstanding as of June 26, 2014. All of the Sulliden Shares held by the executive officers and directors of Sulliden will be treated in the same fashion under the Arrangement as Sulliden Shares held by any other Sulliden Shareholder. Sulliden Shares held by executive officers and directors of Sulliden eligible to be cast in connection with the Sulliden Arrangement Resolution at the Sulliden Meeting (for clarity, being the executive officers and directors excluding Mr. Bharti and Mr. Tagliamonte) represent 2.08% of the votes eligible to be cast. See “Securities Laws Considerations – Canadian Securities Laws – MI 61-101 – Protection of Minority Security Holders in Special Transactions”.

The following is a summary of the securityholdings of the executive officers and directors of Sulliden as of the date hereof, based on the information provided by such persons, which securities will be treated in accordance with the terms of the Arrangement:

Name of Executive		Sulliden	Sulliden	Sulliden	Sulliden
Officer or Director	Position	Shares	Options	RSUs	DSUs
Peter Tagliamonte	Co-Chairman, Chief	676,314	4,275,000	666,667	Nil
	Executive Officer and
	Director
Justin Reid	President, Director	85,536	1,250,000	266,667	Nil
Denis Arsenault	Chief Financial Officer	261,167	820,000	133,333	Nil
Stéphane Amireault	Vice President,	530,276	1,560,000	200,000	Nil
	Exploration
Joe Milbourne	Vice President,	55,276	1,450,000	200,000	Nil
	Operations and Technical
	Services
Javier Fernandez-Concha	General Manager-Peru,	1,535,000	860,000	200,000	Nil
Stucker	Vice-President
Stan Bharti	Co-Chairman, Director	913,955	3,200,000	500,000	Nil
James H. Coleman, Q.C	Director	1,511,114	695,000	Nil	150,000
(Calgary, Alberta)
Don Dudek	Director	10,000	485,000	Nil	150,000
George Faught	Director	1,535,000	860,000	Nil	150,000
Bruce Humphrey	Director	862,978	1,035,000	Nil	150,000
Hon. Pierre Pettigrew, p.c.	Director	100,000	605,000	Nil	150,000

As a result of the Arrangement, certain members of Sulliden’s executive management, including Mr. Stan Bharti, Executive Co-Chairman of Sulliden, (through a consulting agreement with Forbes & Manhattan Inc. (“Forbes”), a company of which Mr. Bharti is the Executive Chairman), Peter Tagliamonte, Chief Executive Officer and Executive Co-Chair of Sulliden, Justin Reid, President of Sulliden, Denis Arsenault, Chief Financial Officer of Sulliden, Stéphane Amireault, Vice President, Exploration, Javier Fernandez-Concha Stucker, General Manager, Peru, Vice-President, and Joe Milbourne, Vice President, Operations and Technical Services of Sulliden, will receive change of control payments under the terms of their respective employment or consulting arrangements with Sulliden. Mr. Patrick Gleeson, Corporate Secretary of Sulliden, will also receive similar benefits. Mr. Gleeson holds 66,667 Sulliden RSUs and 515,000 Sulliden Options. A description of the terms of their employment and consulting agreements is set out below.

The Arrangement constitutes a “change in control” as defined in each of the employment or consulting agreements between Sulliden and the respective parties named above. In the event of a “change in control”, Sulliden and Forbes each have a twelve month period following such “change in control” to elect to terminate their agreement. In the event of such election, Sulliden shall, within 30 days of such election, make a lump sum termination payment to Forbes that is equivalent to 36 months’ fees and bonuses paid within the past 36 months to Forbes and Mr. Bharti.

In the event of a “change in control”, the employment agreements entered into between Sulliden and Mr. Tagliamonte, Mr. Milbourne, Mr. Arsenault, Mr. Amireault and Mr. Gleeson, respectively, provide that the parties to each agreement have a twelve month period following such “change in control” to elect to terminate their respective agreement. In the event of such election, Sulliden shall, within 30 days of such election (or 10 days, in the case of Mr. Arsenault’s agreement), make a lump sum termination payment that is equivalent to 36 months salary and bonuses paid within the past 36 months to Mr. Tagliamonte, Mr. Milbourne, Mr. Arsenault, Mr. Amireault or Mr. Gleeson, as applicable.

In the event of a “change in control”, the consulting agreements entered into between Sulliden and each of Mr. Reid and Mr. Fernandez Concha-Stucker provide that each has a twelve month period following such “change in control” to elect to terminate his agreement. In the event of such election, Sulliden shall make a lump sum termination payment equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid in the 36 months prior to the “change in control” to Mr. Reid or Mr. Fernandez-Concha Stucker, as applicable.

See further “Securities Laws Considerations – Canadian Securities Laws – MI 61-101– Protection of Minority Security Holders in Special Transactions”.

Regulatory Matters

The Arrangement is proposed to be carried out pursuant to Section 182 of the OBCA. Other than obtaining the approval of the Sulliden Shareholders and the Rio Alto Shareholders at the Sulliden Meeting and the Rio Alto Meeting, as applicable, receipt of the Final Order and the approval of the TSX, NYSE and BVL for the listing of the Rio Alto Shares and the approval of the TSX for the listing of the SpinCo Shares issuable to Sulliden Shareholders under the Arrangement, Sulliden does not anticipate being required to seek any material approval, consent or other action from any federal, provincial, state or foreign government or any administrative or regulatory agency in order to complete the Arrangement. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought, although any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Sulliden currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, which, subject to the approval of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution by the Sulliden Shareholders and approval of the Rio Alto Share Issuance Resolution by the Rio Alto Shareholders at their respective shareholder meetings, receipt of the Final Order and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, the Arrangement is expected to be completed on or about August 5, 2014.

Pursuant to the terms of the Arrangement Agreement, Sulliden is also asking Sulliden Shareholders to approve the discontinuance of Sulliden from the province of Québec under section 297 of the QBCA and effect the Continuance under section 180 of the OBCA. At the Sulliden Meeting, Sulliden Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Sulliden Continuance Resolution approving the Continuance.

The Continuance will affect certain rights of Sulliden Shareholders as they currently exist under the QBCA and Sulliden Shareholders should consult their legal advisors regarding the implications of the Continuance which may be of particular importance to them. To be effective, the Sulliden Continuance Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast at the Sulliden Meeting by the Sulliden Shareholders present in person or by proxy. The Continuance is necessary in order to complete the Arrangement under the OBCA.

Stock Exchange Listings and Reporting Issuer Status

If the Arrangement is consummated, the Sulliden Shares are expected to be de-listed from the TSX and the BVL as soon as practicable following the Effective Date. Sulliden will also seek to be deemed to have ceased to be a reporting issuer (or the equivalent) under the securities legislation of each of the provinces in Canada in which it is currently a reporting issuer (or the equivalent).

Rio Alto has applied to have the Rio Alto Shares issuable in exchange for the Sulliden Shares, the Rio Alto Funding Shares, or the Rio Alto Shares issuable upon the exercise of the Rio Alto Replacement Options and Sulliden Warrants pursuant to the Arrangement listed and posted for trading on the TSX and NYSE, and will make application for such shares to be listed and posted for trading on the BVL. Listing will be subject to Rio Alto receiving approval from, and fulfilling all of the requirements of, the TSX, NYSE and BVL.

SpinCo has applied to have the SpinCo Shares issuable in exchange for the Sulliden Shares or on the exercise of the SpinCo Options pursuant to the Arrangement listed and posted for trading on the TSX. Listing will be subject to SpinCo receiving approval from, and fulfilling all of the requirements of, the TSX.

THE ARRANGEMENT AGREEMENT

The following description of certain provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is filed on SEDAR and available under the profiles of Sulliden and Rio Alto. A copy of the Arrangement Agreement may also be obtained free of charge on request to the Manager of Investor Relations of Rio Alto, Tel: 1-604-628-1401 or via email at info@rioaltomining.com, to Sulliden, Tel: 1-416-861-5805 or via email at info@sulliden.com, or to Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America, or via email at contactus@kingsdaleshareholder.com.

General

At the Effective Time of the Arrangement, upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Plan of Arrangement, among other things, Rio Alto will acquire all of the Sulliden Shares that it does not already own and Sulliden will become a wholly-owned subsidiary of Rio Alto. The Arrangement Agreement and Plan of Arrangement provide that Rio Alto will acquire each outstanding Sulliden Share (other than those held by Sulliden Shareholders who properly exercise their Dissent Rights) in exchange for Rio Alto Shares on the basis of 0.525 of a Rio Alto Share for each Sulliden Share acquired. Sulliden Shareholders will also receive 0.10 of a SpinCo Share for each Sulliden Share held.

The Plan of Arrangement, which is deemed part of the Arrangement Agreement, provides that at the Effective Time, a series of events shall occur without any further act or formality thereby giving effect to the transactions contemplated by the Arrangement.

Effective Time

The Arrangement Agreement provides that the Arrangement shall become effective at the Effective Time provided in the Plan of Arrangement, which is 12:01 a.m. (Toronto time) on the date shown on the certificate of arrangement issued under the OBCA giving effect to the Arrangement.

Effecting the Arrangement

Subject to the rights of termination contained the Arrangement Agreement, upon Sulliden providing the Sulliden Shareholder Approval in accordance with the Interim Order, Rio Alto providing the Rio Alto Shareholder Approval in accordance with the Arrangement Agreement, Sulliden obtaining the Final Order, and upon the conditions contained in the Arrangement Agreement being satisfied or waived as set forth in the Arrangement Agreement, the Articles of Arrangement shall be filed by Sulliden with the Director and from and after the Effective Time, the Plan of Arrangement shall have all of the effects contemplated by law, including the OBCA.

Conditions

Mutual Conditions Precedent

The respective obligations of Rio Alto and Sulliden to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of Rio Alto, Sulliden and SpinCo:

(a)

the Sulliden Arrangement Resolution shall have been approved and adopted via the Sulliden Shareholder Approval, and all other matters required to be approved by Sulliden Shareholders required by any regulatory authority to complete the Arrangement in accordance with the Plan of Arrangement shall have been approved at the Sulliden Meeting in accordance with the Interim Order;

(b)	the Rio Alto Share Issuance Resolution shall have been approved and adopted by the Rio Alto Shareholders at the Rio Alto Meeting;

(c)

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Sulliden and Rio Alto, acting reasonably, on appeal or otherwise;

(d)

there shall have been no action taken under any applicable Law or by any Governmental Entity which: (i) make it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement; (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is, or could be, materially adverse to Sulliden or Rio Alto, respectively;

(e)

the TSX and BVL shall have conditionally approved the listing of, and the NYSE shall have authorized the listing of, subject to official notice of issuance, the Consideration Shares (including for avoidance of doubt, those to be issued pursuant to the Rio Alto Replacement Options and Sulliden Warrants and in settlement of obligations under Sulliden DSUs and Sulliden RSUs and the Rio Alto Shares issuable pursuant to Subsection 2.10(b) of the Arrangement Agreement) to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter;

(f)

the distribution of the Rio Alto Shares, the SpinCo Shares and other securities to be distributed pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to Control Persons (as defined in Securities Laws) or pursuant to section 2.6 of NI 45-102;

(g)

the Rio Alto Shares, SpinCo Shares and other securities to be issued pursuant to the Arrangement (excluding the Rio Alto Shares issuable upon exercise of the Rio Alto Replacement Options and the Sulliden Warrants, and the SpinCo Shares issuable upon exercise of the SpinCo Options and the Sulliden Warrants) shall either be: (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that Sulliden shall not be entitled to the benefit of the condition in this subsection, and shall be deemed to have waived such condition, in the event that Sulliden fails to advise the Court prior to the hearing in respect of the Final Order that Rio Alto, Sulliden and SpinCo, as the case may be, intend to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in Subsection 2.17 of the Arrangement Agreement;

(h)

there shall be no suit, action or proceeding by any Governmental Entity or any other Person that has resulted in an imposition of material limitations on the ability of Rio Alto to acquire or hold, or exercise full rights of ownership of, any Sulliden Shares, including the right to vote the Sulliden Shares to be acquired by it on all matters properly presented to the Sulliden Shareholders;

(i)

SpinCo shall be validly existing under the laws of Canada and all of the issued and outstanding shares of capital stock and other ownership interests in SpinCo shall be legally and beneficially owned by Sulliden free and clear of all Liens; and

(j)	Rio Alto shall have taken such steps as necessary to appoint two nominees of Sulliden to the Rio Alto Board, to be effective on the Effective Date.

Additional Conditions Precedent in Favour of Rio Alto

The obligation of Rio Alto to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Rio Alto and may be waived by Rio Alto):

(a)

all covenants of Sulliden under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Rio Alto shall have been duly performed by Sulliden in all material respects and Rio Alto shall have received a certificate of Sulliden addressed to Rio Alto and dated the Effective Date, signed on behalf of Sulliden by two senior executive officers of Sulliden (on Sulliden’s behalf and without personal liability), to this effect;

(b)

the representations and warranties of Sulliden set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Sulliden Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Sulliden Material Adverse Effect, and Rio Alto shall have received a certificate of Sulliden addressed to Rio Alto and dated the Effective Date, signed on behalf of Sulliden by two senior executive officers of Sulliden (on Sulliden’ behalf and without personal liability), confirming the same as at the Effective Time;

(c)

there shall not have occurred a Sulliden Material Adverse Effect that has not been publicly disclosed by Sulliden prior to the date hereof or disclosed to Rio Alto in writing prior to the date hereof, and since the date of the Arrangement Agreement, there shall not have occurred a Sulliden Material Adverse Effect, and Rio Alto shall have received a certificate signed on behalf of Sulliden by two senior executive officers of Sulliden (on Sulliden’s behalf and without personal liability) to such effect;

(d)	if applicable, SpinCo shall have entered into the Rio Alto Share Resale Agreement; and

(e)	holders of no more than five percent of the Sulliden Shares shall have exercised, and at the date of the Sulliden Meeting, have not withdrawn, Dissent Rights.

Additional Conditions Precedent to the Obligations of Sulliden and SpinCo

The obligations of Sulliden and SpinCo to complete the Arrangement are subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of each of Sulliden and SpinCo and may be waived by each of Sulliden and SpinCo):

(a)

all covenants of Rio Alto under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Sulliden shall have been duly performed by Rio Alto in all material respects and Sulliden shall have received a certificate of Rio Alto, addressed to Sulliden and dated the Effective Date, signed on behalf of Rio Alto by two of its senior executive officers (on Rio Alto’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties of Rio Alto set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Rio Alto Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Rio Alto Material Adverse Effect, and Sulliden shall have received a certificate signed on behalf of Rio Alto by two senior executive officers of Rio Alto (on Rio Alto’s behalf and without personal liability) to this effect;

(c)

there shall not have occurred a Rio Alto Material Adverse Effect that has not been publicly disclosed by Rio Alto prior to the date hereof or disclosed to Sulliden in writing prior to the date hereof, and since the date of the Arrangement Agreement, there shall not have occurred a Rio Alto Material Adverse Effect and Sulliden shall have received a certificate signed by two senior executive officers of Rio Alto (on Rio Alto’s behalf and without personal liability) to such effect; and

(d)

Sulliden shall have received from Rio Alto satisfactory evidence of the approval for listing of the Consideration Shares (including for avoidance of doubt, those to be issued pursuant to the Rio Alto Replacement Options and Sulliden Warrants, in settlement of obligations under Sulliden DSUs and Sulliden RSUs, and the Rio Alto Shares issuable pursuant to Subsection 2.10(b) of the Arrangement Agreement) from the TSX and NYSE.

In the case of the condition with respect to listing of the SpinCo Shares, that condition shall be deemed to be waived by Sulliden and SpinCo if the condition is not satisfied on or before July 30, 2014.

Representations and Warranties

The Arrangement Agreement contains a number of customary representations and warranties of Rio Alto, Sulliden, and SpinCo relating to, among other things: organization and qualification; subsidiaries and intercorporate relationships, corporate authority and enforceability, no conflict, rights to purchaser assets, required filings and consents, securities laws and regulatory filings, compliance with constating documents and laws, company authorizations, fees to third parties, severance payments, employee benefit plans, capitalization and listing, shareholder agreements and shareholder rights plans, financial statements, disclosed and undisclosed liabilities, SpinCo liabilities, auditors, mineral rights, ownership of assets and properties, expropriation materials, mineral reserves and resources, technical report(s), operations matters, environmental matters, employment withholdings, absence of certain changes or events, litigation, bankruptcy and insolvency, tax matters, status in the United States, books and records, insurance, non-arm’s length transactions, restrictions on business activities, material contracts, approvals and recommendation, matters related to the board of directors of each Party, available funds, confidentiality agreements, relationships with customers, suppliers, distributors and sales representatives, matters related to NGOs and community groups, agreements with securityholders of the other parties, and matters related to the Competition Act and Investment Canada Act.

Covenants

The Arrangement Agreement also contains customary negative and affirmative covenants of Rio Alto, Sulliden and SpinCo.

Covenants of Sulliden and SpinCo Regarding the Conduct of Business

Sulliden, and, where applicable, SpinCo, covenant and agree in the Arrangement Agreement that at all times prior to the Effective Time, except as disclosed in the Sulliden Disclosure Letter, unless Rio Alto shall otherwise agree in writing or as otherwise expressly contemplated or permitted by the Arrangement Agreement, Sulliden shall, and shall cause each of its subsidiaries to comply with all applicable Laws, conduct its business in the ordinary course consistent with past practice and the Sulliden Budget and in respect of any matters agreed to by Rio Alto prior to the date of the Arrangement Agreement, in a proper and prudent manner, in accordance with good industry practice and applicable Laws, and Sulliden shall use reasonable commercial efforts to maintain and reserves its and its Subsidiaries’ business organization, assets, properties, real property interest, mineral rights, employees, goodwill, business and community relationship, and operate and maintain its property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of its properties. Sulliden shall also prepare and provide to Rio Alto: (a) a statement that discloses Sulliden’s cash balance every two weeks, and (b) within eight Business Days as of the end of each completed month, a details accounts payable balance. Sulliden also provides a number of negative covenants with respect to its conduct of business and operations, as set forth in more detail in section 5.2 of the Arrangement Agreement.

Sulliden shall provide Rio Alto with prompt written notice of: (a) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including any material property and mineral rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Sulliden or any of its subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Sulliden Material Adverse Effect; (b) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (i) cause any of the representations of Sulliden contained in the Arrangement Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Sulliden Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (ii) result in the failure in any material respect of Sulliden to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

Covenants of Rio Alto Regarding the Conduct of Business

Rio Alto covenants and agrees that at all times prior to the Effective Time, except as disclosed in the Rio Alto Disclosure Letter and unless Sulliden shall otherwise agree in writing or as otherwise expressly contemplated or permitted by the Arrangement Agreement, it shall conduct its and its Subsidiaries’ business, in all material respects, in the ordinary course of business consistent with past practice and in respect of any matters agreed to by Sulliden prior to the date of the Arrangement Agreement, in a proper and prudent manner, in accordance with good industry practice and applicable Laws, and Rio Alto shall use reasonable commercial efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, properties, property interests, mining rights, employees, goodwill, business and community relationships, and where it is an operator of any property, it shall, in all material respects, operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property. Rio Alto also provides a number of negative covenants with respect to its conduct of business and operations, as set forth in more detail in section 5.4 of the Arrangement Agreement.

Rio Alto shall provide Sulliden with prompt written notice of: (a) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including any material property and mineral rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Rio Alto or any of its Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Rio Alto Material Adverse Effect; (b) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (i) cause any of the representations of Rio Alto contained in the Arrangement Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Rio Alto Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (ii) result in the failure in any material respect of Rio Alto to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time.

Covenants Relating to the Arrangement

Each of Rio Alto and Sulliden have also agreed in the Arrangement Agreement to co-operate and use their reasonable best efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for appropriate Regulatory Approvals and other orders, registrations, consents, filings, circulars and approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under the Arrangement Agreement and the Arrangement, and to complete any of the transactions contemplated by the Arrangement Agreement, including their obligations under applicable securities laws. Sulliden also covenants that it shall use its commercially reasonable efforts to obtain a listing of SpinCo Shares on a “Recognized Exchange”, as such term is defined under Securities Laws.

SpinCo Covenants

From the Effective Time, SpinCo agrees to indemnify and save harmless Rio Alto, Sulliden and its Subsidiaries, their affiliates, directors, officers, partners, employees, advisors, shareholders and agents (each an “Indemnified Party”) from all losses suffered or incurred by an Indemnified Party as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability as set forth in the Arrangement Agreement.

Sulliden Covenants Regarding Non-Solicitation

The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Sulliden has agreed that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its Subsidiaries, directly or indirectly, to:

(a)

make, solicit, assist, initiate, entertain, or knowingly encourage, promote or facilitate, including by way of furnishing non-public information, permitting any visit to its properties or entering into any form of written or oral agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to a potential Acquisition Proposal;

(b)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal, provided however that Sulliden may communicate with a third party that has made an Acquisition Proposal: (i) for the purpose of clarifying the terms of such Acquisition Proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; and (ii) for the purpose of advising such third party that such Acquisition Proposal cannot reasonably be expected to result in a Superior Proposal;

(c)

remain neutral with respect to, or agree to approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this provision);

(d)	withdraw, modify, qualify or change in a manner adverse to Rio Alto, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Rio

Alto, the approval, recommendation or declaration of advisability of the Sulliden Board or any committee thereof of the Arrangement Agreement or the Arrangement (a “Sulliden Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of the Sulliden Board of the Arrangement Agreement or the Arrangement within five Business Days after an Acquisition Proposal relating to Sulliden has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within five Business Days of being requested to do so by Rio Alto, shall be considered a Sulliden Change in Recommendation);

(e)

release any person from or waive, or otherwise forbear the enforcement of any confidentiality or standstill agreement with any person that would facilitate the making or implementation of any Acquisition Proposal;

(f)

accept, enter into, or propose to accept or enter into, any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Arrangement is completed or any other transaction agreed to prior to any termination of the Arrangement Agreement; or

(g)

make any public announcement or take any other action inconsistent with, or that would reasonably be likely to be regarded as detracting from, the recommendation of the Sulliden Board to approve the Arrangement.

Sulliden shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents and its Subsidiaries and their representatives, advisors, agents, officers, directors and employees to, immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Sulliden or any of its representatives. Sulliden also agrees not to release any person from or waive, or otherwise forbear the enforcement of any confidentiality or standstill agreement with any person that would facilitate the making or implementation of any Acquisition Proposal.

From and after the date of the Arrangement Agreement, Sulliden shall promptly (and in any event within 24 hours) notify Rio Alto, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, any discussions or negotiations relating to, or which Sulliden reasonably believes could lead to, an Acquisition Proposal, or any request for non-public information relating to Sulliden or any of its Subsidiaries, except where such disclosure will result in a breach by Sulliden of its confidentiality obligations existing on the date of the Arrangement Agreement. Such notice shall include a description of the terms and conditions of any requests, proposal, inquiry or offer, the identity of the person making such requests, proposal, inquiry or offer, copies of all draft agreements and, to the extent available to Sulliden, copies of all lock-up and similar agreements and provide such other details of the proposal, inquiry or offer as Rio Alto may reasonably request. Sulliden shall keep Rio Alto fully informed on a prompt basis of the status, including any change to the material terms, of any such requests, inquiry, proposal or offer and will respond promptly to all inquiries by Rio Alto with respect thereto.

The Arrangement Agreement provides that, notwithstanding the foregoing and any other provisions of the Arrangement Agreement, the Sulliden Board may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by Sulliden after the date of the Arrangement Agreement and did not otherwise result from a breach of the non-solicitation provisions contained in the Arrangement Agreement by Sulliden and that the Sulliden Board determines in good faith may reasonably be expected to constitute a Superior Proposal, provided, however, that if Sulliden provides non-public information to such person, that Sulliden obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreements entered into with Rio Alto (the “Confidentiality Agreements”), and otherwise on terms no more favourable to such person than such Confidentiality Agreements, including a standstill provision at least as stringent as contained in the Confidentiality Agreements; provided, however, that it shall not preclude such Person from making a Superior Proposal. If Sulliden receives a request for non-public information from a Person who proposes to make an Acquisition Proposal and the Sulliden Board determines in good faith that such Acquisition Proposal, if made, could reasonably be expected to lead to a Superior Proposal and provided that Sulliden obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantially the same as the Confidentiality Agreements, and otherwise on terms no more favourable to such Person than such Confidentiality Agreements including a standstill provision at least as stringent as contained in the Confidentiality Agreements provided, however, that it shall not preclude such Person from making a Superior Proposal, Sulliden shall be permitted to provide such Person with access to non-public information regarding Sulliden; provided that Sulliden sends a copy of any such confidentiality agreement to Rio Alto promptly upon its execution and Rio Alto is provided with a list of the non-public information provided to such Person and is promptly provided with access to similar non-public information to which such Person was provided.

Sulliden’s Right to Accept a Superior Proposal

Sulliden agrees that it will not accept, approve or enter into any agreement, other than a confidentiality agreement as contemplated by the Arrangement Agreement, with any Person, providing for or to facilitate any Acquisition Proposal unless it has complied with its covenants under sections 8.1 and 8.2 of the Arrangement Agreement described above under “The Arrangement Agreement – Sulliden Covenants Regarding Non-Solicitation” and unless:

(a)	Sulliden has provided Rio Alto with a copy of the Superior Proposal document;

(b)	Sulliden has provided Rio Alto with the information regarding such Superior Proposal required under Subsection 8.2(h) of the Arrangement Agreement;

(c)

the Sulliden Board has determined in good faith after consultation with its financial advisors and obtaining written advice from outside legal counsel that it is necessary in order for the Sulliden Board to properly discharge its fiduciary duties to make a Sulliden Change in Recommendation and to approve or recommend such Superior Proposal;

(d)

five Business Days shall have elapsed from the later of the date Rio Alto received written notice (a “Sulliden Superior Proposal Notice”) advising Rio Alto that the Sulliden Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to Subsection 8.3 of the Arrangement Agreement, and the date Rio Alto received a copy of such Superior Proposal document. In the event that Sulliden provides Rio Alto with a Sulliden Superior Proposal Notice on a date that is less than seven Business Days prior to the Sulliden Meeting, Sulliden may and shall, at the request of Rio Alto, adjourn such meeting to a date that is not less than five Business Days and not more than 15 days after the date of the Sulliden Superior Proposal Notice. If the Sulliden Circular has been sent to the Sulliden Shareholders prior to the expiry of the five Business Day period set forth in Subsection 8.3(a)(iv) of the Arrangement Agreement and, during such period, Rio Alto requests in writing that the Sulliden Meeting proceed, unless otherwise ordered by a court, Sulliden shall continue to take all reasonable steps necessary to hold the Sulliden Meeting and to cause the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution to be voted on at such meeting;

(e)	Sulliden concurrently terminates the Arrangement Agreement; and

(f)	Sulliden has previously, or concurrently will have, paid to Rio Alto the Sulliden Termination Payment.

Rio Alto Opportunity to Match

Pursuant to the Arrangement Agreement, Sulliden has acknowledged and agreed that, during the five Business Day period referred to above, Rio Alto shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement and, provided that Rio Alto has so proposed, Sulliden shall negotiate in good faith with Rio Alto to make such adjustments to the terms and conditions of the

Arrangement Agreement and the Arrangement as are appropriate to enable Rio Alto to proceed with the Arrangement on such amended terms. The Sulliden Board will review any proposal by Rio Alto to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Rio Alto’s proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

The Arrangement Agreement also provides that nothing in the agreement shall prohibit the Sulliden Board from making a Sulliden Change in Recommendation or from making any disclosure to the Sulliden Shareholders if, in the good faith judgment of the Sulliden Board, after consultation with outside legal counsel, such action is necessary for the Sulliden Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable laws, provided that in the case of a proposal to make a Sulliden Change in Recommendation that does not relate to a Superior Proposal, not less than 48 hours before the Sulliden Board considers any such proposal, Sulliden shall give Rio Alto written notice of such proposal and promptly advise Rio Alto of the Sulliden Board’s intention to consider such proposal and provided further that the Sulliden Board shall not be entitled to make a Sulliden Change in Recommendation that results from: (a) an increase in the trading price of the Sulliden Shares that facilitates or may facilitate an equity financing of and/or (b) a change in global credit markets that facilitates or may facilitate a debt financing of Sulliden.

Unless the Arrangement Agreement is terminated in accordance with the terms thereof, Sulliden still has an obligation to proceed to call and hold the Sulliden Meeting and to hold the vote on the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution.

Rio Alto Covenants Regarding Non-Solicitation

The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Rio Alto has agreed that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its Subsidiaries, directly or indirectly, to:

(a)

make, solicit, assist, initiate, entertain, or knowingly encourage, promote or facilitate, including by way of furnishing non-public information, permitting any visit to its properties or entering into any form of written or oral agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to a potential Acquisition Proposal;

(b)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal, provided however that Rio Alto may communicate with a third party that has made an Acquisition Proposal: (i) for the purpose of clarifying the terms of such Acquisition Proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; and (ii) for the purpose of advising such third party that such Acquisition Proposal cannot reasonably be expected to result in a Superior Proposal;

(c)

remain neutral with respect to, or agree to approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this provision);

(d)

withdraw, modify, qualify or change in a manner adverse to Sulliden, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Sulliden, the approval, recommendation or declaration of advisability of the Rio Alto Board or any committee thereof of the Arrangement Agreement or the Arrangement (a “Rio Alto Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of the Rio Alto Board of the Arrangement Agreement or the Arrangement within five Business Days after an Acquisition Proposal relating to Rio Alto has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within five Business Days of being requested to do so by Sulliden, shall be considered a Rio Alto Change in Recommendation);

(e)

release any person from or waive, or otherwise forbear the enforcement of any confidentiality or standstill agreement with any person that would facilitate the making or implementation of any Acquisition Proposal;

(f)

accept, enter into, or propose to accept or enter into, any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Arrangement is completed or any other transaction agreed to prior to any termination of the Arrangement Agreement; or

(g)

make any public announcement or take any other action inconsistent with, or that would reasonably be likely to be regarded as detracting from, the recommendation of the Rio Alto Board to approve the Arrangement.

Rio Alto shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents and its Subsidiaries and their representatives, advisors, agents, officers, directors and employees to, immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Rio Alto or any of its representatives. Rio Alto also agrees not to release any person from or waive, or otherwise forbear the enforcement of any confidentiality or standstill agreement with any person that would facilitate the making or implementation of any Acquisition Proposal.

From and after the date of the Arrangement Agreement, Rio Alto shall promptly (and in any event within 24 hours) notify Sulliden, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, any discussions or negotiations relating to, or which Rio Alto reasonably believes could lead to, an Acquisition Proposal, or any request for non-public information relating to Rio Alto or any of its Subsidiaries, except where such disclosure will result in a breach by Rio Alto of its confidentiality obligations existing on the date of the Arrangement Agreement. Such notice shall include a description of the terms and conditions of any requests, proposal, inquiry or offer, the identity of the person making such requests, proposal, inquiry or offer, copies of all draft agreements and, to the extent available to Rio Alto, copies of all lock-up and similar agreements and provide such other details of the proposal, inquiry or offer as Sulliden may reasonably request. Rio Alto shall keep Sulliden fully informed on a prompt basis of the status, including any change to the material terms, of any such requests, inquiry, proposal or offer and will respond promptly to all inquiries by Sulliden with respect thereto.

The Arrangement Agreement provides that, notwithstanding the foregoing and any other provisions of the Arrangement Agreement, the Rio Alto Board may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by Rio Alto after the date of the Arrangement Agreement and did not otherwise result from a breach of the non-solicitation provisions contained in the Arrangement Agreement by Rio Alto and that the Rio Alto Board determines in good faith may reasonably be expected to constitute a Superior Proposal, provided, however, that if Rio Alto provides non-public information to such person, that Rio Alto obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the Confidentiality Agreements, and otherwise on terms no more favourable to such person than such Confidentiality Agreements, including a standstill provision at least as stringent as contained in the Confidentiality Agreements; provided, however, that it shall not preclude such Person from making a Superior Proposal. If Rio Alto receives a request for non-public information from a Person who proposes to make an Acquisition Proposal and the Rio Alto Board determines in good faith that such Acquisition Proposal, if made, could reasonably be expected to lead to a Superior Proposal and provided that Rio Alto obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantially the same as the Confidentiality Agreements, and otherwise on terms no more favourable to such Person than such Confidentiality Agreements including a standstill provision at least as stringent as contained in the Confidentiality Agreements provided, however, that it shall not preclude such Person from making a Superior Proposal, Rio Alto shall be permitted to provide such Person with access to non-public information regarding Rio Alto; provided that Rio Alto sends a copy of any such confidentiality agreement to Sulliden promptly upon its execution and Sulliden is provided with a list of the non-public information provided to such Person and is promptly provided with access to similar non-public information to which such Person was provided.

Rio Alto’s Right to Accept a Superior Proposal

Rio Alto agrees that it will not accept, approve or enter into any agreement, other than a confidentiality agreement as contemplated by the Arrangement Agreement, with any Person providing for or to facilitate any Acquisition Proposal unless it has complied with its covenants under sections 8.4 and 8.5 of the Arrangement Agreement described above under “The Arrangement Agreement – Rio Alto Covenants Regarding Non-Solicitation” and unless:

(a)	Rio Alto has provided Sulliden with a copy of the Superior Proposal document;

(b)	Rio Alto has provided Sulliden with the information regarding such Superior Proposal required under Subsection 8.5(h) of the Arrangement Agreement;

(c)

the Rio Alto Board has determined in good faith after consultation with its financial advisors and obtaining written advice from outside legal counsel that it is necessary in order for the Rio Alto Board to properly discharge its fiduciary duties to make a Rio Alto Change in Recommendation and to approve or recommend such Superior Proposal;

(d)

five Business Days shall have elapsed from the later of the date Sulliden received written notice (a “Rio Alto Superior Proposal Notice”) advising Sulliden that the Rio Alto Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to Subsection 8.6 of the Arrangement Agreement, and the date Sulliden received a copy of such Superior Proposal document. In the event that Rio Alto provides Sulliden with a Rio Alto Superior Proposal Notice on a date that is less than seven Business Days prior to the Rio Alto Meeting, Rio Alto may and shall, at the request of Sulliden, adjourn such meeting to a date that is not less than five Business Days and not more than 15 days after the date of the Rio Alto Superior Proposal Notice. If the Rio Alto Circular has been sent to the Rio Alto Shareholders prior to the expiry of the five Business Day period set forth in Subsection 8.6(a)(iv) of the Arrangement Agreement and, during such period, Sulliden requests in writing that the Rio Alto Meeting proceed, unless otherwise ordered by a court, Rio Alto shall continue to take all reasonable steps necessary to hold the Rio Alto Meeting and to cause the Rio Alto Share Issuance Resolution to be voted on at such meeting;

(e)	Rio Alto concurrently terminates the Arrangement Agreement; and

(f)	Rio Alto has previously, or concurrently will have, paid to Sulliden the Rio Alto Termination Payment.

Sulliden Opportunity to Match

Pursuant to the Arrangement Agreement, Rio Alto has acknowledged and agreed that, during the five Business Day period referred to above, Sulliden shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement and, provided that Sulliden has so proposed, Rio Alto shall negotiate in good faith with Sulliden to make such adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement as are appropriate to enable Sulliden to proceed with the Arrangement on such amended terms. The Rio Alto Board will review any proposal by Sulliden to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Sulliden’s proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

The Arrangement Agreement also provides that nothing in the agreement shall prohibit the Rio Alto Board from making a Rio Alto Change in Recommendation or from making any disclosure to the Rio Alto Shareholders if, in the good faith judgment of the Rio Alto Board, after consultation with outside legal counsel, such action is necessary for the Rio Alto Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable laws, provided that in the case of a proposal to make a Rio Alto Change in Recommendation that does not relate to a Superior Proposal, not less than 48 hours before the Rio Alto Board considers any such proposal, Rio Alto shall give Sulliden written notice of such proposal and promptly advise Sulliden of the Rio Alto Board’s intention to consider such proposal and provided further that the Rio Alto Board shall not be entitled to make a Rio Alto Change in Recommendation that results from: (a) an increase in the trading price of the Rio Alto Shares that facilitates or may facilitate an equity financing of and/or (b) a change in global credit markets that facilitates or may facilitate a debt financing of Rio Alto.

Unless the Arrangement Agreement is terminated in accordance with the terms thereof, Rio Alto still has an obligation to proceed to call and hold the Rio Alto Meeting and to hold the vote on the Rio Alto Share Issuance Resolution.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Time (notwithstanding Rio Alto Shareholder Approval, Sulliden Shareholder Approval and/or approval of the Arrangement by the Court):

(a)	by mutual written agreement of Sulliden and Rio Alto;

(b)	by either Sulliden or Rio Alto, if

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement under such provision shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)

after the date of the Arrangement Agreement, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Sulliden or Rio Alto from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable;

(iii) Sulliden Shareholder Approval shall not have been obtained at the Sulliden Meeting in accordance with the Interim Order; or

(iv) Rio Alto Shareholder Approval shall not have been obtained at the Rio Alto Meeting;

(c)	by Rio Alto, if

(i)

prior to the Effective Time: (A) there is a Sulliden Change in Recommendation; (B) the Sulliden Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (C) Sulliden shall have breached the non-solicitation provisions in the Arrangement Agreement in any material respect;

(ii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Sulliden set forth in the Arrangement Agreement shall have occurred that would cause the conditions for the benefit of Rio Alto not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Rio Alto and provided, however, that Rio Alto is not then in breach of the Arrangement Agreement so as to cause any such conditions not to be satisfied; or

(iii)

it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement), subject to compliance with the terms of the Arrangement Agreement in all material respects and provided, however, that no termination under this provision shall be effective unless and until Rio Alto shall have paid to Sulliden the Rio Alto Termination Payment;

(d)	by Sulliden, if

(i)

prior to the Effective Time: (A) there is a Rio Alto Change in Recommendation; (B) the Rio Alto Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (C) Rio Alto shall have breached the non-solicitation provisions in the Arrangement Agreement in any material respect;

(ii)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Rio Alto set forth in the Arrangement Agreement shall have occurred that would cause the conditions for the benefit of Sulliden not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Sulliden and provided, however, that Sulliden is not then in breach of the Arrangement Agreement so as to cause any such conditions not to be satisfied; or

(iii)

it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement), subject to compliance with the terms of the Arrangement Agreement in all material respects and provided, however, that no termination under this provision shall be effective unless and until Sulliden shall have paid to Sulliden the Sulliden Termination Payment.

Termination and Expense Fees

The Arrangement Agreement provides that Sulliden will pay the Sulliden Termination Payment to Rio Alto if a Sulliden Termination Payment Event occurs. “Sulliden Termination Payment Event” means the termination of the Arrangement Agreement:

(a)

by Rio Alto if there is a Sulliden Change in Recommendation (but not including a termination by Rio Alto in circumstances where the Sulliden Change in Recommendation resulted from the occurrence of a Rio Alto Material Adverse Effect) prior to the Sulliden Meeting;

(b)	by Sulliden if Sulliden enters into a binding written agreement with respect to a Superior Proposal; or

(c)

by either party if Sulliden Shareholder Approval shall not have been obtained at the Sulliden Meeting or the Effective Time shall not have occurred on or before the Outside Date, but only if, in these termination events: (i) prior to such termination, an Acquisition Proposal for Sulliden shall have been made or publicly announced and not withdrawn by any Person other than Rio Alto; and (ii) within twelve months following the date of such termination, Sulliden or one or more of its subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) Sulliden shall have consummated one or more Acquisition Proposals; provided that for the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in the Glossary of Terms, except that references to “20% or more” in the definition of “Acquisition Proposal” in the Glossary of Terms shall be deemed to be references to “50% or more”.

If a Sulliden Termination Payment Event occurs, Sulliden shall pay the Sulliden Termination Payment to Rio Alto as liquidated damages in consideration of Rio Alto’s rights under the Arrangement Agreement by wire transfer of immediately available funds, as follows:

(a)

if the Sulliden Termination Payment is payable pursuant to Subsection 9.3(b)(iii) of the Arrangement Agreement, the Sulliden Termination Payment shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein;

(b)

if the Sulliden Termination Payment is payable pursuant to Subsection 9.3(b)(i) of the Arrangement Agreement, the Sulliden Termination Payment shall be payable within two Business Days following such termination; or

(c)

if the Sulliden Termination Payment is payable pursuant to Subsection 9.3(b)(ii) of the Arrangement Agreement, the Sulliden Termination Payment shall be payable prior to or simultaneously with such termination.

The Arrangement Agreement provides that Rio Alto will pay the Rio Alto Termination Payment to Sulliden if a Rio Alto Termination Payment Event occurs. “Rio Alto Termination Payment Event” means the termination of the Arrangement Agreement:

(a)

by Sulliden if there is a Rio Alto Change in Recommendation (but not including a termination by Sulliden pursuant in circumstances where the Rio Alto Change in Recommendation resulted from the occurrence of a Sulliden Material Adverse Effect) prior to the Rio Alto Meeting;

(b)	by Rio Alto if Rio Alto enters into a binding written agreement with respect to a Superior Proposal; or

(c)

by either party if Rio Alto Shareholder Approval shall not have been obtained at the Rio Alto Meeting or the Effective Time shall not have occurred on or before the Outside Date, but only if, in these termination events: (i) prior to such termination, an Acquisition Proposal for Rio Alto shall have been made or publicly announced and not withdrawn by any Person other than Sulliden; and (ii) within twelve months following the date of such termination, Rio Alto or one or more of its subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Rio Alto; provided that for the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in the Glossary of Terms, except that references to “20% or more” in the definition of “Acquisition Proposal” in the Glossary of Terms shall be deemed to be references to “50% or more.

If a Rio Alto Termination Payment Event occurs, Rio Alto shall pay the Rio Alto Termination Payment to Sulliden as liquidated damages in consideration of Sulliden’s rights under the Arrangement Agreement by wire transfer of immediately available funds, as follows:

(a)

if the Rio Alto Termination Payment is payable pursuant to Subsection 9.3(d)(iii) of the Arrangement Agreement, the Rio Alto Termination Payment shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein;

(b)

if the Rio Alto Termination Payment is payable pursuant to Subsection 9.3(d)(i) of the Arrangement Agreement, the Rio Alto Termination Payment shall be payable within two Business Days following such termination; or

(c)

if the Rio Alto Termination Payment is payable pursuant to Subsection 9.3(d)(ii) of the Arrangement Agreement, the Rio Alto Termination Payment shall be payable prior to or simultaneously with such termination.

In addition, the Arrangement Agreement also provides that if either Sulliden or Rio Alto breaches any of its representations or warranties or fails to perform any covenants or agreements which has the effect of causing a condition in favour of the non-breaching party to not be satisfied by the Outside Date and a Sulliden Termination Payment or Rio Alto Termination Payment, as the case may be, is not otherwise payable, then the breaching Party shall pay the other Party $2,000,000.

Directors’ and Officers’ Insurance and Indemnification

Prior to the Effective Date, Sulliden shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Sulliden and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Rio Alto will, or will cause Sulliden and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided, however, that Rio Alto shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policy for the six year period shall not exceed 300% of Sulliden’ current annual aggregate premium for policies currently maintained by Sulliden or its subsidiaries.

Rio Alto agrees that it shall cause Sulliden to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Sulliden and its subsidiaries to the extent that they are disclosed in the Sulliden Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Sulliden Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

SUPPORT AGREEMENTS

Sulliden Support Agreements

All of the directors and officers of Sulliden, and a certain Sulliden Shareholder (the “Sulliden Supporting Shareholders”), holding an aggregate of 22,656,824 Sulliden Shares (representing approximately 7.2% of the outstanding Sulliden Shares) and an aggregate of 17,290,000 Sulliden Options entered into the Sulliden Support Agreements with Rio Alto pursuant to which they agreed, among other things, to vote the Sulliden Shares, including any Sulliden Shares received as a result of the exercise of Sulliden Options (the “Sulliden Subject Securities”) beneficially owned or controlled or directed by them, directly or indirectly, at a meeting of Sulliden Supporting Shareholders, in favour of the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution and all matters related thereto.

Pursuant to the Sulliden Support Agreements, each Sulliden Supporting Shareholder agrees, among other things, to vote all of his or her Sulliden Subject Securities in favour of the Sulliden Arrangement Resolution and Sulliden Continuance Resolution to be put before the Sulliden Supporting Shareholders at the Sulliden Meeting and to vote, or cause to be voted, all of his or her Sulliden Subject Securities against any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement or the Sulliden Continuance and the transactions contemplated by the Arrangement Agreement. In addition, each Sulliden Supporting Shareholder has agreed:

(a)

not to sell, assign, convey or otherwise transfer or dispose of any or all of the Sulliden Subject Securities, provided that: (i) the foregoing restriction shall not prevent the Sulliden Supporting Shareholder from converting or exercising any of the Sulliden Subject Securities in accordance with their terms, or receiving any Rio Alto Shares; (ii) the Sulliden Supporting Shareholder may sell, assign, convey or otherwise transfer or dispose of any or all of the Sulliden Subject Securities to a Related Person provided that such Related Person enters into an agreement with Sulliden on the same terms as the Sulliden Support Agreement, or otherwise agrees with Sulliden to be bound by the provisions thereof or as otherwise consented to by Sulliden, acting reasonably;

(b)

to do all such things and to take all such steps as may reasonably be required to be done or taken by the Sulliden Supporting Shareholder to vote, or cause to be voted, all of the Sulliden Subject Securities having voting rights in respect of the Arrangement (a) in favour of the Arrangement Resolution and the Continuance Resolution and any and all related matters to be put before the Sulliden Shareholders at the Sulliden Meeting, and (b) to oppose any proposed action by any person whatsoever that could prevent or delay the completion of the Arrangement;

(c)

not to solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person relating to, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to: (i) any Acquisition Proposal; or (ii) except as provided by the terms of the Sulliden Support agreement, the direct or indirect acquisition or disposition of all or any of the Sulliden Subject Securities;

(d)

not to solicit proxies or become a participant in a solicitation in opposition to or competition with any of Sulliden or Rio Alto (collectively, the “Arrangement Parties”) in connection with the Arrangement;

(e)

not to act jointly or in concert with others with respect to voting securities of Rio Alto for the purpose of opposing or competing with any of the Arrangement Parties in connection with the Arrangement;

(f)	not to exercise any dissent rights with respect to the Sulliden Subject Securities which might be available to the Sulliden Supporting Shareholder in connection with the Arrangement; and

(g)	not to exercise any shareholder rights or remedies available at common law or pursuant to corporate laws or securities laws to delay, hinder, upset or challenge the Arrangement.

Sulliden, Rio Alto and the Sulliden Supporting Shareholder acknowledge that, if the Sulliden Supporting Shareholder is a director or officer of Sulliden, he or she may be required, in his or her capacity of a director or officer of Sulliden, to act in a manner different from the manner in which the Sulliden Supporting Shareholder is obligated under the Sulliden Support Agreement as a holder of the Sulliden Subject Securities. Therefore the covenants of the Sulliden Supporting Shareholder set forth therein relate to the Sulliden Supporting Shareholder acting solely in the capacity of a holder of the Sulliden Subject Securities and not as a director or officer of Sulliden and shall not affect or restrict any fiduciary or legal obligation imposed on such Sulliden Supporting Shareholder acting in the capacity of a director or officer of Sulliden.

The Sulliden Support Agreements may be terminated on the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated; or (c) the Outside Date (as amended from time to time in connection with any amendment to the Arrangement Agreement); or (d) upon mutual agreement of Rio Alto and the Sulliden Supporting Shareholder.

Rio Alto Support Agreements

All of the directors and officers of Rio Alto as well as certain Rio Alto Shareholders (the “Rio Alto Supporting Shareholders”), holding an aggregate of 6,894,644 Rio Alto Shares (representing approximately 3.9% of the outstanding Rio Alto Shares) and an aggregate of 3,265,000 Rio Alto Options entered into the Rio Alto Support Agreements with Sulliden pursuant to which they agreed, among other things, to vote the Rio Alto Shares, including any Rio Alto Shares received as a result of the exercise of Rio Alto Options (the “Rio Alto Subject Securities”) beneficially owned or controlled or directed by them, directly or indirectly, at a meeting of Rio Alto Supporting Shareholders, in favour of the Rio Alto Share Issuance Resolution and all matters related thereto.

Pursuant to the Rio Alto Support Agreements, each Rio Alto Supporting Shareholder agrees, among other things, to vote all of his or her Rio Alto Subject Securities in favour of the Rio Alto Share Issuance Resolution to be put before the Rio Alto Supporting Shareholders at the Rio Alto Meeting and to vote, or cause to be voted, all of his or her Rio Alto Subject Securities against any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement. In addition, each Rio Alto Supporting Shareholder has agreed:

(a)

not to sell, assign, convey or otherwise transfer or dispose of any or all of the Rio Alto Subject Securities, provided that: (i) the foregoing restriction shall not prevent the Rio Alto Supporting Shareholder from converting or exercising any of the Rio Alto Subject Securities in accordance with their terms, or receiving any Rio Alto Shares; (ii) the Rio Alto Supporting Shareholder may sell, assign, convey or otherwise transfer or dispose of any or all of the Rio Alto Subject Securities to a Related Person provided that such Related Person enters into an agreement with Rio Alto on the same terms as this agreement, or otherwise agrees with Rio Alto to be bound by the provisions thereof or as otherwise consented to by Rio Alto, acting reasonably;

(b)

to do all such things and to take all such steps as may reasonably be required to be done or taken by the Rio Alto Supporting Shareholder to vote, or cause to be voted, all of the Rio Alto Subject Securities having voting rights in respect of the Arrangement: (i) in favour of the Rio Alto Share Issuance Resolution and any and all related matters to be put before the Rio Alto shareholders at the Rio Alto Meeting, and (ii) to oppose any proposed action by any person whatsoever that could prevent or delay the completion of the Arrangement;

(c)

not to solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person relating to, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to: (i) any Acquisition Proposal; or (ii) except as provided by the terms of the Rio Alto Support Agreement, the direct or indirect acquisition or disposition of all or any of the Rio Alto Subject Securities;

(d)	not to solicit proxies or become a participant in a solicitation in opposition to or competition with any of the Arrangement Parties in connection with the Arrangement;

(e)

not to act jointly or in concert with others with respect to voting securities of Sulliden for the purpose of opposing or competing with any of the Arrangement Parties in connection with the Arrangement;

(f)	not to exercise any dissent rights with respect to the Rio Alto Subject Securities which might be available to the Rio Alto Supporting Shareholder in connection with the Arrangement; and

(g)	not to exercise any shareholder rights or remedies available at common law or pursuant to corporate laws or securities laws to delay, hinder, upset or challenge the Arrangement.

Sulliden, Rio Alto and the Rio Alto Supporting Shareholder acknowledge that, if the Rio Alto Supporting Shareholder is a director or officer of Rio Alto, he or she may be required, in his or her capacity of a director or officer of Rio Alto, to act in a manner different from the manner in which the Rio Alto Supporting Shareholder is obligated under the Rio Alto Support Agreements as a holder of the Rio Alto Subject Securities. Therefore the covenants of the Rio Alto Supporting Shareholder set forth therein relate to the Rio Alto Supporting Shareholder acting solely in the capacity of a holder of the Rio Alto Subject Securities and not as a director or officer of Rio Alto and shall not affect or restrict any fiduciary or legal obligation imposed on such Rio Alto Supporting Shareholder acting in the capacity of a director or officer of Rio Alto.

The Rio Alto Support Agreements may be terminated on the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated; or (c) the Outside Date (as amended from time to time in connection with any amendment to the Arrangement Agreement); or (d) upon mutual agreement of Sulliden and the Rio Alto Supporting Shareholder.

SpinCo Support Agreement

It is expected that upon the completion of the Arrangement, Rio Alto will enter into an agreement with SpinCo whereby Rio Alto will agree for the benefit of SpinCo to vote, to do all such things, take all such steps as may be required to be done or taken to vote, or cause to be voted, all of the SpinCo Shares it receives as a result of the Arrangement, in favour of (a) the election of the management nominees to the board of directors of SpinCo, including each of Stan Bharti, Peter Tagliamonte and Justin Reid; and (b) any resolution proposed by the management of SpinCo at any shareholder meetings of SpinCo taking place within two years of the date of completion of the Arrangement.

It is also expected that Rio Alto will further covenant and agree for the benefit of SpinCo not to effect the sale, trade or other form of disposition of the SpinCo Shares which Rio Alto holds for a period of 12 months following completion of the Arrangement, except with the prior written consent of SpinCo. For the 12 months thereafter, Rio Alto will covenant and agree for the benefit of SpinCo not to effect the sale, trade or other form of disposition of the SpinCo Shares which it will hold without first giving written notice to SpinCo of Rio Alto’s desire to effect such sale, trade or other form of disposition, and SpinCo, upon receiving such notice, will have the right to arrange for one or more purchasers of such SpinCo Shares on terms acceptable to Rio Alto, acting reasonably, in light of the then prevailing market price for such SpinCo Shares within twenty business days of receiving such notice. Upon completion of this period, Rio Alto may freely dispose of such SpinCo Shares within 30 days, provided that (a) Rio Alto will not be able to sell or dispose of that number of SpinCo Shares as may exceed 2% of the issued and outstanding shares of SpinCo at the beginning of such 30 day period without the prior written consent of SpinCo, and (b) if Rio Alto does not dispose of such SpinCo Shares within such 30 day period, then the restrictions on disposition will once again apply. Notwithstanding the foregoing, until such time as Rio Alto holds 2% or less of the outstanding common shares of SpinCo, Rio Alto may not dispose of any SpinCo Shares (directly or indirectly) it holds at any time for a period of 30 days after SpinCo has notified Rio Alto in writing that SpinCo is in the process of completing an equity financing, provided that this restriction on Rio Alto’s ability to dispose of SpinCo Shares it holds may only be applicable two times per calendar year.

RISK FACTORS

Sulliden Shareholders and Rio Alto Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein.

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions precedent to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the trading price of the Rio Alto Shares or the Sulliden Shares or otherwise adversely affect the business of the Parties.

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a Sulliden Material Adverse Effect or a Rio Alto Material Adverse Effect.

Each of Sulliden and Rio Alto has the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there is no certainty, nor can the Parties provide any assurance, that the Arrangement Agreement will not be terminated by either Sulliden or Rio Alto before the completion of the Arrangement. For example, each Party has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on the other Party. Although a Material Adverse Effect excludes certain events that are beyond the control of Sulliden or Rio Alto (such as general changes in the global economy or changes that affect the mining industry generally and which do not have a materially disproportionate effect on Sulliden or Rio Alto, such as the price of gold), there is no assurance that such change having a Material Adverse Effect will not occur before the Effective Date, in which case Rio Alto or Sulliden could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

Mineral reserve and mineral resource figures are only estimates and are subject to revision based on developing information.

Information pertaining to Rio Alto’s mineral reserves and mineral resources and information pertaining to Sulliden’s mineral reserves and mineral resources presented in this Supplement or incorporated by reference herein are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of commodities, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period. The estimates of mineral reserves and mineral resources attributable to any specific property of Sulliden are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The integration of Rio Alto and Sulliden may not occur as planned.

The Arrangement Agreement has been entered into with the expectation that its successful completion will result in increased gold production, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of Rio Alto and Sulliden and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Rio Alto and Sulliden’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of operations acquired from Sulliden in the Arrangement after completion of the Arrangement could be adversely affected if the Combined Company cannot retain key employees to assist in the integration and operation of Sulliden and Rio Alto. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Rio Alto and Sulliden will not be realized. In addition, the integration process requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process.

The Arrangement is subject to satisfaction or waiver of several conditions.

The Arrangement is conditional upon, among other things, Sulliden Shareholder Approval, Rio Alto Shareholder Approval and Rio Alto and/or Sulliden having obtained all government or Regulatory Approvals required by law, policy or practice. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Rio Alto and Sulliden.

There is a risk that the SpinCo Shares may not be listed.

An application to list the SpinCo Shares on the TSX has been made, which will be subject to SpinCo meeting the original listing requirements of the TSX. There is no assurance when, or if, the SpinCo Shares will be listed on any stock exchange. SpinCo Shares may not be a qualified investment under the Tax Act for a Registered Plan. If the SpinCo Shares are not listed on a designated stock exchange before the due date for SpinCo’s first income tax return or if SpinCo does not otherwise satisfy the conditions in the Tax Act to be a “public corporation”, the SpinCo Shares will not be considered to be a qualified investment for a Registered Plan from their date of issue. Where a Registered Plan acquires a SpinCo Share in circumstances where the SpinCo Share is not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the annuitant or holder under the Registered Plan. See “Certain Canadian Federal Income Tax Considerations –Residents of Canada – Eligibility for Investment”.

The issuance of a significant number of Rio Alto Shares and a resulting “market overhang” could adversely affect the market price of Rio Alto Shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Rio Alto Shares will be available for trading in the public market. See also “The Arrangement – Shareholder Approval”. The increase in the number of Rio Alto Shares may lead to sales of such Rio Alto Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Rio Alto Shares. The potential that such a shareholder may sell its Rio Alto Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Rio Alto Shares in the public market, could adversely affect the market price of the Rio Alto Shares.

Sulliden and Rio Alto will incur costs even if the Arrangement is not completed and may have to pay the Sulliden Termination Payment or the Rio Alto Termination Payment, as applicable, or other termination expenses.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisory fees, must be paid by Sulliden and Rio Alto even if the Arrangement is not completed. Sulliden and Rio Alto are each liable for their own costs incurred in connection with the Arrangement. If the Arrangement is not completed, each Party may be required to pay the other Party the Sulliden Termination Payment or the Rio Alto Termination Payment, as applicable, or $2,000,000. See “The Arrangement Agreement – Termination”.

Sulliden Shareholders will receive a fixed number of Rio Alto Shares and SpinCo Shares.

Sulliden Shareholders will receive a fixed number of Rio Alto Shares and SpinCo Shares under the Arrangement, rather than a variable number of Rio Alto Shares with a fixed market value. Because the number of Rio Alto Shares to be received in respect of each Sulliden Share under the Arrangement will not be adjusted to reflect any change in the market value of the Rio Alto Shares or the Sulliden Shares, the market value of Rio Alto Shares received under the Arrangement may vary significantly from the market value expressed at the dates referenced in this Circular. If the market price of the Rio Alto Shares relative to the market price of Sulliden Shares increases or decreases, the value of the consideration that Sulliden Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance that the market price of the Rio Alto Shares relative to the market price of the Sulliden Shares on the Effective Date will not be lower than the relative market prices of such shares on the date of the Sulliden Meeting and the Rio Alto Meeting. In addition, the number of Rio Alto Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Sulliden Shares. Many of the factors that affect the market price of the Rio Alto Shares and the Sulliden Shares are beyond the control of Rio Alto and Sulliden, respectively. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

The market price for the Sulliden Shares may decline.

If the Sulliden Arrangement Resolution is not approved by the Sulliden Shareholders, the Rio Alto Share Issuance Resolution is not passed, or the conditions precedent to the Arrangement are otherwise not met, the market price of the Sulliden Shares may decline to the extent that the current market price of the Sulliden Shares reflects a market assumption that the Arrangement will be completed. If the Sulliden Arrangement Resolution is not approved and the Sulliden Board decides to seek another similar transaction, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement. In addition, Rio Alto will continue to hold approximately 8.5% of the Sulliden Shares, and if the Arrangement is not completed, the sale by Rio Alto of such block may cause downward fluctuations in the trading price of Sulliden Shares.

There is a risk that the Arrangement will be a fully taxable transaction for U.S. federal income tax purposes.

Although not free from doubt, Sulliden anticipates that the Arrangement should generally qualify as a partially tax-deferred reorganization under Section 368(a) of the Code if the Substantially All Assets Requirement is satisfied. Accordingly, there is a risk that the Arrangement could fail to so qualify and be a fully taxable transaction. Even if the Arrangement does qualify as a tax-deferred reorganization, a U.S. Holder would be subject to U.S. tax in connection with its receipt of the SpinCo Share Consideration. In addition, if it is determined that Sulliden is a PFIC (or was a PFIC for any year during a U.S. Holder’s holding period in Sulliden Shares), the transactions contemplated herein may result in the application of certain adverse tax rules in respect of the Arrangement to a U.S. Holder if the U.S. Holder does not have in effect a qualified electing fund election or a mark-to-market election with respect to its Sulliden Shares. These adverse tax rules would include, but are not limited to, (a) the gain resulting from the Arrangement being fully taxable at ordinary income rather than capital gain rates, and (b) an interest charge being imposed on the amount of the gain treated as being deferred under the PFIC rules. U.S. Holders are urged to consult their own tax advisors regarding all aspects of the PFIC rules. For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement, including the consequences under the PFIC rules, please see the discussion under “Certain United States Federal Income Tax Considerations”.

It is expected that SpinCo will be a PFIC for the current taxable year and may be a PFIC in subsequent years, which could have adverse U.S. federal income tax consequences for U.S. shareholders.

Based on current business plans and financial expectations, Sulliden expects that SpinCo will be a PFIC for the current tax year and may be a PFIC in subsequent years. If SpinCo is a PFIC for any year during a U.S. Holder’s (as defined in “Certain United States Federal Income Tax Considerations” herein) holding period, then such U.S. Holder generally will be subject to a special, highly adverse tax regime with respect to so-called “excess distributions” received on SpinCo Shares. Gain realized upon a disposition of SpinCo Shares (including upon certain dispositions that would otherwise be tax-free) also will be treated as excess distributions. For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement, including the consequences under the PFIC rules, please see the discussion under “Certain United States Federal Income Tax Considerations”.

A U.S. Holder of PFIC shares may make a “QEF Election” or a “Mark-to-Market Election” with respect to such shares to mitigate the adverse tax rules that apply to PFICs. These elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. A U.S. Holder who makes a QEF election generally must report on a current basis its pro rata share of net capital gain and ordinary earnings for any year in which SpinCo is a PFIC, whether or not SpinCo distributes any amounts to its shareholders. A U.S. shareholder may make a QEF election only if the U.S. Holder receives certain information (known as a “PFIC annual information statement”) from SpinCo annually. There can be no assurance that SpinCo, if it were classified as a PFIC, will supply the information and statements necessary for the U.S. Holder to make and maintain a valid QEF election. A U.S. Holder who makes the mark-to-market election generally must include as ordinary income each year the excess of the Fair Market Value of SpinCo Shares over the U.S. shareholder’s basis therein.

Foreign investment risk.

Mining investments are subject to the risks normally associated with the conduct of business in foreign countries, including various levels of political and economic risk. The existence or occurrence of one or more of the following circumstances or events could have a material adverse impact on Rio Alto’s profitability or the viability of Rio Alto’s affected foreign operations, which could have a Material Adverse Effect on Rio Alto’s future cash flows earnings, results of operations and financial condition. These risks related to doing business in foreign jurisdictions include but are not limited to: uncertain or unpredictable political; legal or economic environments; delays in obtaining or the inability to obtain necessary governmental permits; labour disputes; invalidation of governmental orders; war, acts of terrorism and civil disturbances; changes in laws or policies of particular countries; taxation; government seizure of land or mining claims; limitations on ownership of property or mining rights; restrictions on the convertibility of currencies; limitations on the repatriation of earnings; and increased financing costs.

There is a risk that the Arrangement will be a taxable transaction for foreign, including Peruvian, Sulliden Shareholders.

Sulliden Shareholders resident in jurisdictions outside of Canada may be subject to taxation as a result of the Arrangement under the rules relating to taxation of such jurisdictions. The Arrangement is structured to provide an automatic tax deferral to Canadian residents on the exchange of Sulliden Shares for Rio Alto Shares under Canadian tax laws, but similar treatment may not be available under the tax laws of foreign jurisdictions. Therefore, Sulliden Shareholders resident in jurisdictions outside Canada, including Peru, may be subject to tax consequences as a result of the Arrangement. Sulliden urges such Sulliden Shareholders to consult their own tax advisors in connection with the Arrangement.

Risk Factors Relating to Sulliden

Whether or not the Arrangement is completed, Sulliden will continue to face many risk factors that it currently faces with respect to its business and affairs. Upon the completion of the Arrangement, Rio Alto will acquire all of the outstanding Sulliden Shares. An investment in Sulliden could be subject to certain risks which may differ or be in addition to the risks applicable to an investment in Rio Alto. Certain of these risk factors are described in the Sulliden AIF (incorporated by reference herein) under the section “Risk Factors” and in other documents incorporated by reference herein. Any one or more of such risk factors could materially affect Sulliden’s future operating results and could cause actual events to differ materially from those described in forward-looking information and forward-looking statements relating to Sulliden.

Risk Factors Relating to Rio Alto

Whether or not the Arrangement is completed, Rio Alto will continue to face many risk factors that it currently faces with respect to its business and affairs. The operations of Rio Alto are speculative due to the high-risk nature of its business. An investment in securities of Rio Alto involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to information set out elsewhere in this Supplement, investors should carefully consider the risk factors set out in the Rio Alto AIF and other documents that are incorporated by reference herein. Any one or more of such risk factors could materially affect Rio Alto’s future operating results and could cause actual events to differ materially from those described in forward-looking information and forward-looking statements relating to Rio Alto.

Risk Factors Relating to the Operations of the Combined Company

Rio Alto may be subject to significant capital requirements and operating risks associated with its expanded operations.

Rio Alto may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

Rio Alto must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements, including but not limited to, bringing the Shahuindo Project to production. Rio Alto has secured a term loan in the amount of US$70 million as part of its capital management strategy. However, if Rio Alto does not realize satisfactory prices for the gold that it produces, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its further capital requirements. These financing requirements could adversely affect Rio Alto’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Rio Alto might have. If there are significant delays in when the Shahuindo Project or other projects can be completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Rio Alto’s results of operation, cash flow from operations and financial condition. In addition, Rio Alto’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Rio Alto’s mining or processing operations could materially adversely affect Rio Alto’s business, results of operations, financial condition and liquidity.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary fairly describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to Sulliden Shareholders in respect of the Continuance and the Arrangement. This summary generally applies to a Sulliden Shareholder who, for purposes of the Tax Act, holds Sulliden Shares, and will hold Class B Shares, Class A Shares, SpinCo Shares and Rio Alto Shares acquired pursuant to the Arrangement, as capital property, deals at arm’s length with each of Sulliden, SpinCo and Rio Alto and is not affiliated with Sulliden, SpinCo and Rio Alto. This summary assumes that a Sulliden Optionholder acquired their Sulliden Options in respect of, in the course of, or by virtue of such holder’s employment with Sulliden or with a person not dealing at arm’s length (within the meaning of the Tax Act) with Sulliden.

The Sulliden Shares, Class B Shares, Class A Shares, SpinCo Shares and Rio Alto Shares will generally be considered to be capital property of a holder thereof, unless the shares are held in the course of carrying on a business of buying and selling securities or were acquired in a transaction that was considered to be an adventure or concern in the nature of trade. Certain shareholders who are resident in Canada and who might not otherwise be considered to hold such shares as capital property may be entitled, in certain circumstances, to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Sulliden Shares, Class B Shares, Class A Shares, SpinCo Shares, Rio Alto Shares and all other “Canadian securities” as defined in the Tax Act owned by such shareholder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Any person contemplating making a subsection 39(4) election should consult their own tax advisor for advice as to whether the election is available or advisable in their particular circumstances. Where a Sulliden Shareholder makes an election with Rio Alto pursuant to section 85 of the Tax Act as described below, the Rio Alto Shares received will not be “Canadian securities” to such holder and will not be deemed to be capital property under subsection 39(4) of the Tax Act.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and on counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulation, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ materially from those discussed herein.

This summary is not applicable to a Sulliden Shareholder: (i) that is a “financial institution” as defined in the Tax Act for the purposes of the mark-to-market rules, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that has made an election under subsection 261(3) of the Tax Act to report its Canadian tax results in a currency other than Canadian currency; (iv) that has entered into, with respect to any Class A Shares, SpinCo Shares or Rio Alto Shares, a “derivative forward agreement” as defined in the Tax Act; (v) who acquired their Sulliden Shares on the exercise of an employee stock option, or (vi) following the completion of the Arrangement will, either alone or together with other persons with whom the Sulliden Shareholder does not deal at arm’s length, either control Rio Alto or beneficially own Rio Alto Shares that have a Fair Market Value in excess of 50% of the fair market value of all outstanding Rio Alto Shares. Such Sulliden Shareholders should consult their own tax advisors.

This summary also does not apply to holders of Sulliden Warrants, Sulliden RSUs or Sulliden DSUs. Such holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Sulliden Shareholder that is a corporation resident in Canada, and is, or becomes, as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Sulliden Shareholders should consult their tax advisors with respect to the consequences of the Arrangement.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be legal, business or tax advice or representations to any particular Sulliden Shareholder. Accordingly, Sulliden Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Residents of Canada

This part of the summary is applicable only to Sulliden Shareholders and Sulliden Optionholders, who, for the purposes of the Tax Act and at all relevant times, are resident, or deemed to be resident, in Canada (“Resident Shareholders” and “Resident Optionholders”, respectively). This part of the summary assumes that Resident Optionholders acquired Sulliden Options in respect of, in the course of, or by virtue of employment carried on in Canada and at all relevant times dealt at arm’s length with Sulliden.

Continuance

No disposition or acquisition of Sulliden Shares will occur and Sulliden Shareholders (other than Sulliden Shareholders who exercise their dissent rights in respect of the Continuance) will not realize any income, gain or loss as a result of the Continuance.

Redesignation of Sulliden Shares as Class B Shares

Under the Tax Act, the redesignation of Sulliden Shares as Class B Shares will not be a taxable event.

Exchange of Sulliden Options for Sulliden Class A Options and SpinCo Options

Provided that the aggregate of the In-The-Money Amount of the Sulliden Class A Options and the In-The-Money Amount of the SpinCo Options immediately after the exchange does not exceed the In-The-Money Amount of the Sulliden Options immediately before the exchange, the exchange will not give rise to an employment benefit that would be required to be included in a Resident Optionholder’s income. The Sulliden Class A Options will subsequently be exchanged for Rio Alto Replacement Options as discussed below under “Exchange of Sulliden Class A Options for Rio Alto Replacement Options”. On exercise of a SpinCo Option to acquire a SpinCo Share, a Resident Optionholder will have an employment benefit included in his or her income equal to the value of the SpinCo Share at that time less the amount paid pursuant to the SpinCo Option to acquire such share. Provided that no amount is included in the Resident Optionholder’s income in respect of the exchange of a Sulliden Option for a Sulliden Class A Option and one-tenth (0.1) of a SpinCo Option and the amount payable by the Resident Optionholder to acquire a Sulliden Share under the Sulliden Option was not less than the fair market value of a Sulliden Share at the time that the Resident Optionholder acquired the Sulliden Option, one-half of this employment benefit arising on the exercise of the SpinCo Option may be deductible in computing a Sulliden Optionholder’s taxable income.

Exchange of Class B Shares for Class A Shares and SpinCo Shares

The cost to a Resident Shareholder of SpinCo Shares acquired on the exchange of Class B Shares for Class A Shares and SpinCo Shares will be equal to the fair market value of the SpinCo Shares at the time of the exchange.

The cost to a Resident Shareholder of Class A Shares acquired on the exchange will be equal to the amount, if any, by which the adjusted cost base of the Resident Shareholder’s Class B Shares immediately before the exchange exceeds the fair market value of the SpinCo Shares received on the exchange. If the aggregate fair market value of the SpinCo Shares received by a Resident Shareholder on the exchange of Class B Shares for Class A Shares and SpinCo Shares exceeds the paid-up capital of the Class B Shares exchanged by the Resident Shareholder then the excess will be deemed to be a dividend received by the Resident Shareholder from Sulliden. See “Dividends on SpinCo Shares and Rio Alto Shares” below for a general description of the treatment of dividends under the Tax Act including amounts deemed under the Tax Act to be received as dividends. Management of Sulliden is of the view that the fair market value of the SpinCo Shares at the time of such exchange will be less than the paid-up capital of the exchanged Class B Shares immediately before such exchange. Accordingly, Sulliden does not expect that a deemed dividend will arise as a result of the exchange.

On the exchange of Class B Shares for Class A Shares and SpinCo Shares, a capital gain (or capital loss) may also be realized by a Resident Shareholder equal to the amount by which: (a) the aggregate of the cost of the SpinCo Shares and Class A Shares received, determined as described above, less the amount of any dividend deemed to be received on the exchange (which is expected to be nil), exceeds (or is less than); (b) the aggregate of the adjusted cost base of the Class B Shares exchanged and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” below for a general description of the treatment of capital gains and capital losses under the Tax Act.

Exchange of Class A Shares for Rio Alto Shares – No Section 85 Election

A Resident Shareholder whose Class A Shares are exchanged for Rio Alto Shares under the Arrangement will (unless the shareholder chooses otherwise, as discussed below) be deemed to have disposed of the Class A Shares for proceeds of disposition equal to the adjusted cost base to the shareholder of those shares immediately before the exchange. Consequently the Resident Shareholder will realize neither a capital gain nor a capital loss as a result of the exchange. The Resident Shareholder will be deemed to have acquired the Rio Alto Shares at a cost equal to the proceeds of disposition of the Class A Shares.

The tax consequences discussed in the previous paragraph will not apply to a Resident Shareholder who chooses to report, in the shareholder’s return of income for the taxation year in which the exchange occurs, a capital gain or capital loss in respect of the disposition of the shareholder’s Class A Shares. In this case, the Resident Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Rio Alto Shares received on the exchange exceeds (or is exceeded by) the adjusted cost base to the shareholder of the Class A Shares immediately before the exchange. If the Resident Shareholder chooses to report a capital gain or capital loss, the cost to the shareholder of the Rio Alto Shares acquired by the shareholder on the exchange will equal the fair market value of the Rio Alto Shares at the time of the exchange.

The tax consequences discussed in this section also will not apply to a Resident Shareholder who makes a Section 85 Election as defined and discussed below under “Exchange of Class A Shares for Rio Alto Shares – Section 85 Election”.

If, at the time of the exchange, the Resident Shareholder owns any other Rio Alto Shares as capital property, the cost of all Rio Alto Shares owned by the Resident Shareholder immediately after the exchange will be determined by averaging the cost of the Rio Alto Shares acquired on the exchange with the shareholder’s adjusted cost base of those other Rio Alto Shares.

Exchange of Class A Shares for Rio Alto Shares – Section 85 Election

Although an automatic tax deferral on the exchange of Class A Shares for Rio Alto Shares would be available as discussed above for Resident Shareholders, certain “Eligible Shareholders” (as described below) may wish to make a joint election with Rio Alto pursuant to subsection 85(1) or 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) (a “Section 85 Election”). Resident Shareholders should consult their own tax advisors to determine if making a Section 85 Election may be desirable in their particular circumstances.

An Eligible Shareholder is a beneficial owner of Class A Shares who is (a) resident in Canada for the purposes of the Tax Act and is not exempt from tax under Part I of the Tax Act, (b) a non- resident of Canada, for the purposes of the Tax Act whose Class A Shares constitute “taxable Canadian property” (as defined in the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Class A Shares by reason of an exemption contained in an applicable income tax treaty, or (c) a partnership, if one or more members of the partnership are described in (a) or (b). An Eligible Shareholder who makes a Section 85 Election may obtain a full or partial tax deferral in respect of the disposition of Class A Shares.

Rio Alto has agreed to make a Section 85 Election with an Eligible Shareholder at the amount determined by such Eligible Shareholder, subject to the limitations set out in subsection 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

A tax instruction letter providing certain instructions on how to complete the Section 85 Election forms may be obtained from Rio Alto by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal to Rio Alto within 30 days of the Effective Date.

In order to make a Section 85 Election, an Eligible Shareholder must provide the necessary information in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date. The information will include the number of Class A Shares transferred, the consideration received and the applicable elected amount for the purposes of such election. Subject to the information complying with the provisions of the Tax Act (and any applicable provincial income tax law), a copy of the election form containing the information provided will be signed by Rio Alto and returned to the Eligible Shareholder for filing with the CRA (or the applicable provincial tax authority). Each Eligible Shareholder is solely responsible for ensuring the Section 85 Election is completed correctly and filed with the CRA (and any applicable provincial income tax authorities) by the required deadline.

Neither Rio Alto nor Sulliden will be responsible for the proper completion or filing of any election form and the Eligible Shareholder will be solely responsible for the payment of any late filing penalty. Rio Alto has only agreed to execute any election form containing information provided by the Eligible Shareholder which complies with the provisions of the Tax Act (and any applicable provincial tax law) and to return such election form to the Eligible Shareholder for filing with the CRA (and any applicable provincial tax authority). At its sole discretion, Rio Alto may accept and execute an election form that is not received within the 90 day period; however, no assurances can be given that Rio Alto will do so. Accordingly, all Eligible Shareholders who wish to make a joint election with Rio Alto should give their immediate attention to this matter. With the exception of execution of the election form by Rio Alto, compliance with the requirements for a valid Section 85 Election will be the sole responsibility of the Eligible Shareholder making the election. Accordingly, neither Rio Alto, Sulliden nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

Dividends on SpinCo Shares and Rio Alto Shares

A Resident Shareholder who is an individual will be required to include in income any dividends received or deemed to be received on the SpinCo Shares and Rio Alto Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by SpinCo or Rio Alto, as the case may be, as “eligible dividends”, as defined in the Tax Act.

A Resident Shareholder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Shareholder’s SpinCo Shares or Rio Alto Shares, but generally will be entitled to deduct an equivalent amount in computing its taxable income. Although no dividend is expected to be deemed to be received on the exchange of Class A Shares for SpinCo Shares and Rio Alto Shares under the Arrangement, Resident Shareholders that are corporations may wish to consult their tax advisors on the tax consequences of such a deemed dividend including the potential application of subsection 55(2) of the Tax Act that may result in a portion or all of such deemed dividend being treated as a capital gain, depending on the circumstances.

A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on any dividend that it receives or is deemed to receive on SpinCo Shares or Rio Alto Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Exchange of Sulliden Class A Options for Rio Alto Replacement Options

Provided that the In-The-Money Amount of the Rio Alto Replacement Options immediately after the exchange does not exceed the In-The-Money Amount of the Sulliden Class A Options immediately before the exchange, the exchange will not give rise to an employment benefit that would be required to be included in a Resident Optionholder’s income. On exercise of Rio Alto Replacement Options to acquire Option Shares, a Resident Optionholder will have an employment benefit included in his or her income equal to the value of the Option Shares acquired at that time less the amount paid to acquire such shares on the exercise of the Rio Alto Replacement Options. Provided that no amount is included in the Resident Optionholder’s income in respect of the exchange of a Sulliden Class A Option and the amount payable by the Resident Optionholder to acquire a Sulliden Share under the Sulliden Option was not less than the fair market value of a Sulliden Share at the time that the Resident Optionholder acquired the Sulliden Option, one-half of this employment benefit arising on the exercise of the Rio Alto Replacement Option may be deductible in computing a Resident Optionholder’s taxable income.

Disposition of SpinCo Shares or Rio Alto Shares

A Resident Shareholder that disposes or is deemed to dispose of a SpinCo Share or a Rio Alto Share in a taxation year generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the SpinCo Share or the Rio Alto Share, as the case may be, exceed (or are less than) the Resident Shareholder’s adjusted cost base of such SpinCo Share or Rio Alto Share, respectively, determined immediately before the disposition and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized by a Resident Shareholder that is a corporation may be reduced by the amount of certain dividends received (or deemed to be received) by the Resident Shareholder on such share (or on another share for which such share was substituted) to the extent and under the circumstances specified by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors in this regard.

Additional Refundable Tax

A Resident Shareholder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be subject to an additional refundable tax of 6⅔% in respect of its “aggregate investment income” (which is defined in the Tax Act to include an amount in respect of dividends and taxable capital gains).

Minimum Tax

Capital gains realized and dividends received by a Resident Shareholder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the application of the minimum tax.

Dissenting Resident Shareholders

A Resident Shareholder who exercises their Dissent Rights with respect to the Continuance (a “Continuance Dissenting Resident Shareholder”) and who disposes of their Sulliden Shares to Sulliden will be deemed to have received a dividend equal to the amount (if any) by which the cash received (excluding any portion thereof in respect of interest awarded by the court) exceeds the paid-up capital of the Sulliden Shares disposed of. The amount of the deemed dividend will be excluded from the proceeds of disposition realized by the Continuance Dissenting Resident Shareholder for purposes of calculating the amount of any capital gain or capital loss. The tax treatment of any such dividend generally would be as described above under “Dividends on SpinCo Shares and Rio Alto Shares”.

Under subsection 55(2) of the Tax Act, a Resident Shareholder which is a corporation may be required to treat all or a portion of the deemed dividend as proceeds of disposition to the extent the deemed dividend is deductible in computing taxable income.

A Continuance Dissenting Resident Shareholder will also realize a capital gain, or capital loss, to the extent that the proceeds of disposition of the Continuance Dissenting Resident Shareholder’s Sulliden Shares exceed (or are exceeded by) the aggregate of the adjusted cost base of the Sulliden Shares to the Continuance Dissenting Resident Shareholder and any reasonable costs of disposition. See above “Taxation of Capital Gains and Capital Losses”.

A Resident Shareholder who exercises their Dissent Rights with respect to the Arrangement (an “Arrangement Dissenting Resident Shareholder”) and disposes of Sulliden Shares to Rio Alto in consideration for a cash payment from Rio Alto will be considered to have disposed of the Sulliden Shares for proceeds of disposition equal to the cash payment (other than any portion of the payment that is interest awarded by the court). Such Arrangement Dissenting Resident Shareholder will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to such Arrangement Dissenting Resident Shareholder of the Sulliden Shares immediately before the disposition. See “Taxation of Capital Gains and Capital Losses” above.

Interest awarded by a court to a Continuance Dissenting Resident Shareholder or an Arrangement Dissenting Resident Shareholder will be included in such shareholder’s income for the purposes of the Tax Act.

Eligibility for Investment

The Rio Alto Shares would, if issued on the date of this Supplement, be a “qualified investment” under the Tax Act for a Registered Plan provided such shares are listed on a “designated stock exchange” as defined for purposes of the Tax Act (which includes the TSX) or Rio Alto is a “public corporation” as defined in the Tax Act.

The Class A Shares and SpinCo Shares to be issued pursuant to the Arrangement would, if issued on the date of this Supplement, be a “qualified investment” under the Tax Act for Registered Plans, provided such shares are listed on a designated stock exchange or Sulliden or SpinCo, as the case may be, is a “public corporation” as defined in the Tax Act. If the SpinCo Shares are not listed on a designated stock exchange at the time they are issued pursuant to the Arrangement, but such shares become listed on a designated stock exchange before the due date for SpinCo’s first income tax return and SpinCo makes the appropriate election under the Tax Act in that return, such shares will be considered a qualified investment for Registered Plans from the date of issuance.

Notwithstanding the foregoing, the annuitant of an RRSP or RRIF and the holder of a TFSA will be subject to a penalty tax if any Class A Shares, SpinCo Shares or Rio Alto Shares, as the case may be, are held in an RRSP, RRIF or TFSA, as the case may be, and are a “prohibited investment” for such RRSP, RRIF or TFSA under the Tax Act. Class A Shares, SpinCo Shares, and Rio Alto Shares as the case may be, will not be a prohibited investment for an RRSP, RRIF or TFSA held by a particular annuitant or holder provided the annuitant or holder deals at arm’s length with Sulliden, SpinCo or Rio Alto, as the case may be, for the purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in Sulliden, SpinCo or Rio Alto, as the case may be. In addition, Class A Shares, SpinCo Shares, and Rio Alto Shares will not be prohibited investment if such shares are “excluded property” as defined in the Tax Act for purposes of the prohibited investment rules. Sulliden Shareholders should consult their own tax advisors as to whether the Class A Shares, SpinCo Shares or Rio Alto Shares will be a prohibited investment in their particular circumstances.

Persons who hold Sulliden Shares in a Registered Plan should consult their own tax advisors regarding their particular circumstances.

Non-Residents of Canada

This part of the summary is applicable to Sulliden Shareholders and Sulliden Optionholders, who, for purposes of the Tax Act, have not been and will not be resident or deemed to be resident in Canada at any time while they have held or will hold Sulliden Shares, Class B Shares, Class A Shares, SpinCo Shares, Rio Alto Shares, Sulliden Options, Sulliden Class A Options or Rio Alto Replacement Options and who do not use or hold and will not be, deemed to use or hold such Sulliden Shares, Class B Shares, Class A Shares, SpinCo Shares, Rio Alto Shares, Sulliden Options, Sulliden Class A Options and Rio Alto Replacement Options in carrying on a business in Canada (a “Non-Resident Shareholder” and “Non-Resident Optionholder”, respectively). This summary does not apply to a non-resident that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” as defined in the Tax Act. This part of the summary assumes that Non-Resident Optionholders acquired their Sulliden Options in respect of, in the course of, and by virtue of employment carried on outside of Canada.

Continuance

No disposition or acquisition of Sulliden Shares will occur and Non-Resident Shareholders (other than Non-Resident Shareholders who exercise their dissent rights in respect of the Continuance) will not realize any income, gain or loss as a result of the Continuance.

Redesignation of Sulliden Shares as Class B Shares

Under the Tax Act, the redesignation of Sulliden Shares as Class B Shares will not be a taxable event.

Exchange of Sulliden Options for Sulliden Class A Options and SpinCo Options and Exchange of Sulliden Class A Options for Rio Alto Replacement Options

The exchange by a Non-Resident Optionholder of a Sulliden Option for a Sulliden Class A Option and one-tenth (0.1) of a SpinCo Option and the exchange of Sulliden Class A Option for Rio Alto Replacement Options will not give rise to an employment benefit taxable in Canada to a Non-Resident Optionholder.

Exchange of Class B Shares for Class A Shares and SpinCo Shares

If the aggregate fair market value of the SpinCo Shares received by a Non-Resident Shareholder on the exchange of Class B Shares for Class A Shares and SpinCo Shares exceeds the paid-up capital of the Class B Shares exchanged then the excess will be deemed to be a dividend received by the Non-Resident Shareholder from Sulliden. See “Dividends on SpinCo Shares and Rio Alto Shares” below for a general description of the treatment of dividends under the Tax Act including amounts deemed under the Tax Act to be received as dividends. Management of Sulliden is of the view that the fair market value of the SpinCo Shares at the time of such exchange will be less than the paid-up capital of the exchanged Class B Shares immediately before such exchange. Accordingly, Sulliden does not expect that a deemed dividend will arise as a result of the exchange.

Exchange of Class B Shares and Class A Shares and Dispositions of SpinCo Shares and Rio Alto Shares

A Non-Resident Shareholder will not be subject to tax under the Tax Act on the exchange of Class B Shares, Class A Shares or on the disposition of SpinCo Shares or Rio Alto Shares, unless the Class B Shares, Class A Shares, SpinCo Shares or Rio Alto Shares, as the case may be, constitute “taxable Canadian property” of the Non-Resident Shareholder for purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty or convention.

Generally, the Class B Shares, Class A Shares, SpinCo Shares and Rio Alto Shares will not constitute “taxable Canadian property” to a Non-Resident Shareholder at the time of a disposition of such shares provided that the shares (i) are listed on a “designated stock exchange” (which currently includes the TSX) for purposes of the Tax Act at that time, and (ii) either (X) at no time during the 60 month period immediately preceding the disposition of the shares were 25% or more of the issued shares of any class or series of the capital stock of the applicable corporation owned by either the Non-Resident Shareholder, by persons with whom the Non-Resident Shareholder did not deal at arm’s length, by partnerships in which the Non-Resident Shareholder or any such non-arm’s length person holds a membership interest (either directly or through one or more partnerships) or by the Non-Resident Shareholder together with all such persons, or (Y) at no time during such 60 month period did the shares of the applicable corporation derive more than 50% of their fair market value from any combination of: (a) real or immoveable property situated in Canada, (b) “timber resource property” (within the meaning of the Tax Act), (c) “Canadian resource property” (within the meaning of the Tax Act), or (d) options in respect of, interests in, or for civil law rights in, any of the foregoing, whether or not the property exists.

In certain circumstances a Non-Resident Shareholder’s shares may also be deemed to be taxable Canadian property for purposes of the Tax Act. Non-Resident Shareholders should consult with their own tax advisors as to whether the Class B Shares, Class A Shares, SpinCo Shares or Rio Alto Shares constitute taxable Canadian property having regard to their particular circumstances.

Even if the Class B Shares, Class A Shares, SpinCo Shares or Rio Alto Shares are taxable Canadian property to a Non-Resident Shareholder, any taxable capital gain resulting from the disposition of such shares will not be included in computing the Non-Resident Shareholder’s income for the purposes of the Tax Act if the shares constitute “treaty-protected property”. The Class B Shares, Class A Shares, SpinCo Shares or Rio Alto Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act.

A Non-Resident Shareholder whose Class B Shares, Class A Shares, SpinCo Shares and Rio Alto Shares, as the case may be, are “taxable Canadian property” and are not “treaty protected property” will generally have the same tax considerations as those described above under “Residents of Canada - Exchange of Class B Shares for Class A Shares and SpinCo Shares”, “Exchange of Class A Shares for Rio Alto Shares – No Section 85 Election”, “Exchange of Class A Shares for Rio Alto Shares – Section 85 Election”, “Disposition of SpinCo Shares and Rio Alto Shares” and “Taxation of Capital Gains and Capital Losses”.

Non-Resident Shareholders should consult with their own tax advisors for advice having regard to their particular circumstances.

Dividends on SpinCo Shares and Rio Alto Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Shareholder’s SpinCo Shares or Rio Alto Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada-US Tax Convention (1980) and who is entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15%.

Dissenting Non-Resident Shareholders

A Non-Resident Shareholder who exercises their Dissent Rights with respect to the Continuance (a “Continuance Dissenting Non-Resident Shareholder”) and who disposes of their Sulliden Shares to Sulliden will be deemed to have received a dividend equal to the amount (if any) by which the cash received (excluding any portion thereof in respect of interest awarded by the court) exceeds the paid-up capital of the Sulliden Shares disposed of. The amount of the deemed dividend will be excluded from the proceeds of disposition realized by the Continuance Dissenting Non-Resident Shareholder for purposes of calculating the amount of any capital gain or capital loss. The tax treatment of any such dividend generally would be as described above under “Dividends on SpinCo Shares and Rio Alto Shares”.

A Non-Resident Shareholder who exercises their Dissent Rights with respect to the Continuance or to the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the resulting disposition of Sulliden Shares provided that the Sulliden Shares are not “taxable Canadian property” (as defined in the Tax Act), as discussed above under “Exchange of Class B Shares and Class A Shares” and “Dispositions of SpinCo Shares and Rio Alto Shares”, to the Non-Resident Shareholder at the time of the disposition or an applicable income tax treaty or convention exempts the capital gain from tax under the Tax Act.

Interest (if any) awarded by a court to a Continuance Dissenting Non-Resident Shareholder or a Non-Resident Shareholder who dissents to the Arrangement will not be subject to withholding tax under the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of SpinCo Shares and Rio Alto Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of SpinCo Shares and Rio Alto Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Sulliden Shares, SpinCo Shares or Rio Alto Shares. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Sulliden Shares, SpinCo Shares and Rio Alto Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of SpinCo Shares and Rio Alto Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE. THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of This Disclosure

Authorities

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-US Tax Convention (1980), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Sulliden Shares participating in the Arrangement (or after the Arrangement, SpinCo Shares and Rio Alto Shares) or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

(a)	an individual who is a citizen or resident of the United States;

(b)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

(c)	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

(d)

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Sulliden Shares participating in the Arrangement or exercising Dissent Rights that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of SpinCo Shares and Rio Alto Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of SpinCo Shares and Rio Alto Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), and does not address the following:

(a)	any conversion into Sulliden Shares or Rio Alto Shares of any notes, debentures or other debt instruments;

(b)

any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Sulliden Shares or Rio Alto Shares, including the Sulliden Options, Sulliden DSUs, Sulliden RSUs and Sulliden Warrants; and

(c)	any transaction, other than the Arrangement, in which Sulliden Shares, SpinCo Shares or Rio Alto Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Sulliden Shares (or after the Arrangement, SpinCo Shares and Rio Alto Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Sulliden Shares (or after the Arrangement, SpinCo Shares and Rio Alto Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Sulliden Shares (or after the Arrangement, SpinCo Shares and Rio Alto Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and, (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Sulliden Shares (or after the Arrangement, SpinCo Shares and Rio Alto Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Sulliden Shares (or after the Arrangement, SpinCo Shares and Rio Alto Shares) in connection with carrying on a business in Canada; (d) persons whose Sulliden Shares (or after the Arrangement, SpinCo Shares and Rio Alto Shares) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention (1980). U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of SpinCo Shares and Rio Alto Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Sulliden Shares (or after the Arrangement, SpinCo Shares and Rio Alto Shares), the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership of participating in the Arrangement and the ownership of SpinCo Shares and Rio Alto Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners (and owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (and owners) of entities and arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of SpinCo Shares and Rio Alto Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Continuance

The Continuance of Sulliden should qualify as a tax-deferred reorganization under Section 368(a)(1)(F) of the Code. Sulliden Shareholders should not recognize any gain or loss as a result of the Continuance.

Characterization of the Arrangement for U.S. Federal Income Tax Purposes

The exchange of Sulliden Shares for Rio Alto Shares (the “Exchange”) and the amalgamation of Sulliden and Rio Alto NewCo (the “Amalgamation”) may be viewed either as separate transactions or treated as a single integrated transaction for U.S. federal income tax purposes (and to the extent that SpinCo Shares are treated as consideration paid by Rio Alto for Sulliden Shares as discussed below, the distribution of such SpinCo Shares to Sulliden Shareholders would also be treated as part of the acquisition of Sulliden). Although there are no authorities addressing facts identical to the Arrangement and therefore the matter is not free from doubt, the Exchange, the Amalgamation and the transfer of the SpinCo Share Consideration (as defined below and together, the “Acquisition”) should be treated as a single integrated transaction for U.S. federal income tax purposes. This summary assumes that the Acquisition will be treated for U.S. federal income tax purposes as if Rio Alto NewCo and Sulliden merged to form Amalco as specified in the Plan of Arrangement and the Sulliden Shareholders exchanged their Sulliden Shares for Rio Alto Shares and the SpinCo Share Consideration as part of such merger. If the Acquisition is treated as a single integrated transaction for U.S. federal income tax purposes, the SpinCo Share Consideration is treated as part of the consideration paid by Rio Alto for the Sulliden Shares, and the Substantially All Assets Requirement discussed below is satisfied, although not free from doubt, the Acquisition should qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”), subject to the PFIC rules described below.

Since the Acquisition will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, and there are no direct authorities which consider whether the Acquisition is treated as a single integrated merger within the meaning of Section 368(a) of the Code, there can be no assurance that the IRS or a U.S. court would not take a contrary view of the Acquisition. Neither Sulliden nor Rio Alto has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Acquisition as a Reorganization or that the U.S. courts will uphold the status of the Acquisition as a Reorganization in the event of an IRS challenge. The tax consequences of the Acquisition qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Acquisition.

There are many requirements for a transaction to qualify as a Reorganization for U.S. federal income tax purposes. Among them is the requirement that Amalco must acquire “substantially all” of the assets of Sulliden (the “Substantially All Assets Requirement”) in order for tax-deferred treatment to apply. In determining whether Amalco will acquire the requisite amount of Sulliden’s assets, certain assets will not be considered as Sulliden assets acquired by Amalco, including, without limitation, the SpinCo Shares distributed to Sulliden Shareholders and any cash or other assets directly or indirectly paid or otherwise transferred by Sulliden to any Sulliden Shareholder. For ruling purposes, the IRS defines “substantially all” as at least 70% of the gross assets and at least 90% of the net assets of Sulliden. Thus, if the fair market value of the SpinCo Shares distributed to Sulliden Shareholders is significant, the Acquisition may fail to qualify as a Reorganization with respect to Sulliden solely by reason of failure to satisfy the Substantially All Assets Requirement, in which case it would constitute a taxable transaction for U.S. Holders of Sulliden Shares (See “Tax Consequences if the Acquisition is a Taxable Transaction” below). If the fair market value of the Sulliden Shares on the Effective Date of the Acquisition approximately equals its value on the date of this Circular, Rio Alto and Sulliden believe that the Substantially All Assets Requirement should be satisfied. The Acquisition may fail to qualify as a Reorganization for other reasons besides a failure to satisfy the Substantially All Assets Requirement.

This summary assumes that the renaming and redesignation of the Sulliden Shares as Sulliden Class B Shares and the exchange by the Sulliden Shareholders of the Sulliden Class B Shares for Sulliden Class A Shares and SpinCo Shares will properly be treated, under the step-transaction doctrine or otherwise, as a distribution by Sulliden of the SpinCo Shares. As discussed below, to the extent that the value of the SpinCo Shares distributed to U.S. Holders is attributable to the historic assets of Rio Alto, although the matter is not clear, this summary assumes that such SpinCo Shares will be treated as consideration paid by Rio Alto to U.S. Holders for their Sulliden Shares in the Acquisition. There can be no assurance that the IRS will not challenge this view of the restructuring of the share capital of Sulliden or that a U.S. court would not agree with the IRS if this treatment were challenged. Each U.S. Holder should consult its own tax advisor regarding the proper U.S. federal income tax treatment of the receipt of SpinCo Shares in connection with the Arrangement.

Tax Consequences if the Acquisition Qualifies as a Reorganization

If the Acquisition qualifies as a Reorganization, subject to the PFIC rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders as a result of the Acquisition:

(a)

gain (but not loss) will be recognized in an amount equal to the lesser of (i) the excess, if any, of (A) the sum of (x) the fair market value of the Rio Alto Shares and (y) the fair market value of the SpinCo Shares received in the Acquisition that are attributable to the historic assets of Rio Alto (without reduction for any Canadian income tax withheld) (“SpinCo Share Consideration”), over (B) the tax basis of such U.S. Holder in the Sulliden Shares exchanged pursuant to the Acquisition, or (ii) the fair market value of such SpinCo Share Consideration received in the Acquisition (without reduction for any Canadian income tax withheld);

(b)

the aggregate tax basis of Rio Alto Shares received by a U.S. Holder in the Acquisition will be equal to the aggregate tax basis of Sulliden Shares surrendered in exchange therefor, increased by the amount of gain recognized and decreased by the fair market value of such SpinCo Share Consideration received in the Acquisition;

(c)	the holding period of a U.S. Holder for the Rio Alto Shares acquired in exchange for Sulliden Shares pursuant to the Acquisition will include such U.S. Holder’s holding period for Sulliden Shares;

(d)

U.S. Holders that exchange Sulliden Shares for Rio Alto Shares pursuant to the Acquisition generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Acquisition occurs, and to retain certain records related to the Acquisition; and

(e)

U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Rio Alto Shares after the Effective Time will be required to enter into a “gain recognition agreement” within the meaning of Section 1.367(a)-8 of the U.S. Treasury Regulations in order to benefit from Reorganization treatment. If such a U.S. Holder does not enter into a “gain recognition agreement,” the transaction will be a taxable transaction with respect to such U.S. Holder with the consequences described in “Tax Consequences if the Acquisition is a Taxable Transaction” below.

It is possible that gain recognized by a U.S. Holder due to the receipt of SpinCo Share Consideration may be treated as a dividend, as described in the paragraph below. Subject to the PFIC rules discussed below, any recognized gain not treated as a dividend, generally should be treated as capital gain, which will be long-term capital gain if the Sulliden Shares with respect to which the distribution of SpinCo Share Consideration is received have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

If the receipt of the SpinCo Share Consideration in the Acquisition has the effect of a distribution of a dividend to a U.S. Holder for U.S. federal income tax purposes, applying such principles as if Rio Alto had issued additional Rio Alto Shares and then redeemed such Rio Alto Shares for the applicable portion of the distribution of SpinCo Shares (see the discussion below under the heading “Dispositions of Rio Alto Shares and SpinCo Shares”), the recognized gain generally would be treated as a dividend to the extent of the accumulated “earnings and profits” (as determined under the Code) of Rio Alto (or, possibly, the combined current or accumulated “earning and profits” of Sulliden and Rio Alto).

The IRS could challenge a U.S. Holder’s treatment of the Acquisition as a Reorganization. If this treatment were successfully challenged, then the Acquisition would be treated as a taxable transaction, with the consequences to U.S. Holders discussed immediately below (including the recognition of any realized gain).

Tax Consequences if the Acquisition is a Taxable Transaction

If the Acquisition does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed below, then the following U.S. federal income tax consequences would result for U.S. Holders as a result of the Acquisition:

(a)

a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Rio Alto Shares and SpinCo Share Consideration received in the Acquisition and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Sulliden Shares exchanged;

(b)	the tax basis of a U.S. Holder in the Rio Alto Shares and in the SpinCo Share Consideration received in the Acquisition would be the fair market value of such shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the Rio Alto Shares and SpinCo Share Consideration received in the Acquisition would begin on the day after the date of receipt.

Subject to the PFIC rules discussed below, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which would be long-term capital gain or loss if such Sulliden Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Tax Consequences of the Distribution of SpinCo Shares if the Acquisition Qualifies as a Reorganization

Because of the form of the distribution of SpinCo Shares and the fact that the assets of SpinCo will consist, in part, of historic Rio Alto assets, the treatment of the distribution of SpinCo Shares with regard to U.S. Holders receiving such shares is not clear. Specifically, in the event that the Acquisition qualifies as a Reorganization, upon the receipt of the distribution of SpinCo Shares, U.S. Holders receiving such shares may be treated as receiving: (a) additional consideration paid by Rio Alto to U.S. Holders for their Sulliden Shares in the Acquisition to the extent that the value of the SpinCo Shares is attributable to the historic assets of Rio Alto, with the remaining value of such SpinCo Shares treated as a taxable distribution under Section 302(b)(2) or under Section 301 of the Code; (b) additional consideration paid by Rio Alto to U.S. Holders for their Sulliden Shares in the Acquisition to the extent of the entire value of the SpinCo Shares; or (c) a taxable distribution under Section 302(b)(2) or under Section 301 of the Code (because the distribution would not qualify as a tax-free spin-off under Section 355 of the Code). Although the matter is unclear, to the extent that the value of the SpinCo Shares distributed to U.S. Holders is attributable to the historic assets of Rio Alto, this summary assumes that such SpinCo Shares will be treated as additional consideration paid by Rio Alto to U.S. Holders for their Sulliden Shares in the Acquisition. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of the receipt of SpinCo Shares in connection with the Acquisition.

To the extent that the distribution of SpinCo Shares is treated as additional consideration paid by Rio Alto to U.S. Holders for their Sulliden Shares in the Acquisition, the U.S. federal income tax consequences would be as described above under the heading “Tax Consequences if the Acquisition Qualifies as a Reorganization.”

To the extent that all or a portion of the distribution of SpinCo Shares is not treated as additional consideration paid by Rio Alto to U.S. Holders for their Sulliden Shares, but is instead treated as a distribution under Section 302(b)(2) of the Code, a U.S. Holder of Sulliden Shares will be treated as if it had sold or exchanged a portion of its Sulliden Shares for the distributed SpinCo Shares.

To the extent that all or a portion of the distribution of SpinCo Shares is not treated as additional consideration paid by Rio Alto to U.S. Holders for their Sulliden Shares, but is instead treated as a taxable distribution under Section 301 of the Code, a U.S. Holder of Sulliden Shares would be treated as receiving a distribution from Sulliden in an amount equal to the fair market value of the SpinCo Shares received (without reduction for any Canadian income tax withheld). This distribution would be treated as a dividend to a U.S. Holder of Sulliden Shares to the extent of Sulliden’s current or accumulated “earnings and profits” (as determined under the Code). To the extent that this distribution exceeds Sulliden’s current or accumulated “earnings and profits”, this distribution would be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Sulliden Shares, and (b) thereafter, as gain from the sale or exchange of the Sulliden Shares.

Subject to the PFIC rules discussed below, such gain generally would be a capital gain, which would be long-term capital gain if such Sulliden Shares have been held for more than one year. Such distribution would not be eligible for the “dividends received deduction” under the Code. Additionally, because Sulliden believes that based on current business plans and financial projections, it will likely constitute a PFIC during the current tax year, the dividend will not be eligible for taxation at the preferential tax rates applicable to qualified dividend income described under “Distributions With Respect to Rio Alto Shares and SpinCo Shares” for U.S. Holders who are individuals, estates or trusts.

In such cases, the tax basis of a U.S. Holder in each of the SpinCo Shares should be equal to the fair market value of the SpinCo Shares on the date of receipt, and the holding period of a U.S. Holder in the SpinCo Shares should begin on the day after the date of receipt.

Tax Consequences of the Distribution of SpinCo Shares if the Acquisition Fails to Qualify as a Reorganization

For the reasons described above, the proper U.S. federal income tax treatment of the distribution of SpinCo Shares is not clear. In the event that the Acquisition does not qualify as a Reorganization, upon the receipt of the distribution of SpinCo Shares, a U.S. Holder of Sulliden Shares may either be treated as receiving: (a) additional consideration paid by Rio Alto to U.S. Holders for their Sulliden Shares in the Acquisition to the extent that the value of the SpinCo Shares is attributable to the historic assets of Rio Alto, with the remaining value of such SpinCo Shares treated as a taxable distribution under Section 302(b)(2) or under Section 301 of the Code; (b) additional consideration paid by Rio Alto to U.S. Holders for their Sulliden Shares in the Acquisition to the extent of the entire value of the SpinCo Shares; or (c) a taxable distribution under Section 302(b)(2) or under Section 301 of the Code. Although the matter is unclear, to the extent that the value of the SpinCo Shares distributed to U.S. Holders is attributable to the historic assets of Rio Alto, this summary assumes that such SpinCo Shares will be treated as additional consideration paid by Rio Alto to U.S. Holders for their Sulliden Shares in the Acquisition. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of the receipt of SpinCo Shares in connection with the Acquisition.

To the extent that all or a portion of the distribution of SpinCo Shares is treated as additional consideration in exchange for Sulliden Shares or a taxable distribution under Section 302(b)(2) of the Code, the tax consequences to U.S. Holders of the distribution of SpinCo Shares received are discussed above under the heading “Tax Consequences if the Acquisition is a Taxable Transaction.”

To the extent that all or a portion of the distribution of SpinCo Shares is treated as a taxable distribution under Section 301 of the Code, the tax consequences are discussed above under the heading “Tax Consequences of the Distribution of SpinCo Shares if the Acquisition Qualifies as a Reorganization.”

In such cases, the tax basis of a U.S. Holder in each of the SpinCo Shares should be equal to the fair market value of the SpinCo Shares on the date of receipt, and the holding period of a U.S. Holder in the SpinCo Shares should begin on the day after the date of receipt.

Tax Consequences of the Acquisition if Sulliden Is Classified as a PFIC

A U.S. Holder of Sulliden Shares could be subject to special, adverse tax rules in respect of the Arrangement if Sulliden was classified as a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Sulliden Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes), or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, “gross income” generally means sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Sulliden believes that it was a PFIC during one or more prior tax years, and based on current business plans and financial expectations, Sulliden expects that it will be a PFIC during its current tax year which includes the Effective Date. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Sulliden during the current tax year which includes the Effective Date or any prior tax year.

Under proposed U.S. Treasury Regulations, absent application of the “PFIC-for-PFIC Exception” discussed below, if Sulliden is classified as a PFIC for any tax year during which a U.S. Holder holds Sulliden Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Acquisition.

Under the default PFIC rules:

(a)	the Acquisition may be treated as a taxable exchange even if such transaction qualifies as a Reorganization as discussed above;

(b)

any gain on the sale, exchange or other disposition of Sulliden Shares pursuant to the Acquisition and any “excess distribution” (defined as an annual distribution that is more than 125% of the average annual distribution over the past three years), including the portion of the SpinCo Shares transferred to U.S. Holders which is not treated as additional consideration for Sulliden Shares, will be allocated rateably over such U.S. Holder’s holding period;

(c)	the amount allocated to the current tax year and any year prior to the first year in which Sulliden was classified as a PFIC will be taxed as ordinary income in the current year;

(d)	the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

(e)

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a Mark-to-Market election under Section 1296 of the Code or a timely and effective QEF Election to treat Sulliden as a “qualified electing fund” under Section 1295 of the Code (a “QEF”) may generally mitigate or avoid the PFIC consequences described above with respect to the Arrangement.

U.S. Holders should be aware that there can be no assurances that Sulliden will satisfy the record keeping requirements that apply to a QEF, or that Sulliden will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Sulliden is a PFIC for any tax year. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Sulliden Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. A shareholder who does not make a timely QEF Election is referred to for purposes of this summary as a “Non-Electing Shareholder.”

Under proposed U.S. Treasury Regulations, a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the transfer. For purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception”. However, a Non-Electing Shareholder generally does recognize gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its taxable year that includes the day after the transfer.

While it is anticipated that Sulliden will be classified as a PFIC, based on current business plans and financial projections, Rio Alto does not expect to be classified as a PFIC for the tax year that includes the day after the Effective Date of the Acquisition. Consequently, it is not expected that the “PFIC-for PFIC Exception” will be satisfied, and under the foregoing rules contained in the proposed U.S. Treasury Regulations, a Non-Electing Shareholder will recognize gain (but not loss) on the Acquisition under the rules applicable to excess distributions and dispositions of PFIC stock set forth in Section 1291 of the Code, regardless of whether the Acquisition qualifies as a Reorganization. Under the rules applicable to excess distributions and dispositions of PFIC stock, the amount of any such gain recognized by a Non-Electing Shareholder on the Acquisition would be equal to the difference between (i) the fair market value of Rio Alto Shares and SpinCo Share Consideration received by such Non-Electing Shareholder pursuant to the Acquisition and (ii) the adjusted tax basis of such Non-Electing Shareholder in the Sulliden Shares effectively exchanged therefor. Such gain would be recognized on a share-by-share basis and would be taxable as if it were an excess distribution under the default PFIC rules, as described above.

Accordingly, if the proposed U.S. Treasury Regulations were finalized and made applicable to the Acquisition (even if this occurs after the Effective Date of the Acquisition), it is anticipated that the PFIC-for-PFIC Exception would not be available to U.S. Holders with respect to the Acquisition. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.

Regardless of whether the PFIC-for-PFIC Election applies, any gain recognized or distribution received by U.S. Holders as a result of the receipt of the SpinCo Shares will be subject to tax under the default PFIC rules discussed above.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the receipt of Rio Alto Shares and SpinCo Shares pursuant to the Acquisition, and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Acquisition.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Acquisition. In the absence of the proposed U.S. Treasury Regulations being finalized in their current form, if the Acquisition qualifies as a Reorganization, the U.S. federal income tax consequences to a U.S. Holder should be generally as set forth below in the discussion “Tax Consequences if the Acquisition Qualifies as a Reorganization”; however, it is unclear whether the IRS would agree with this interpretation and/or whether the IRS could attempt to treat the Acquisition as a taxable exchange on some alternative basis. If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder’s holding period for the Rio Alto Shares for purposes of applying the PFIC rules presumably would include the period during which the U.S. Holder held its Sulliden Shares. Consequently, a subsequent disposition of the Rio Alto Shares in a taxable transaction presumably would be taxable under the default PFIC rules described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Acquisition qualifies as a Reorganization. Additional information regarding the PFIC rules are discussed under “Passive Foreign Investment Company Rules Relating to the Ownership of Rio Alto Shares and New Sulliden Shares” below.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder’s Sulliden Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for Sulliden Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Sulliden Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Sulliden Shares have been held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of Rio Alto Shares and SpinCo Shares

The following discussion is subject to the PFIC rules discussed under “Passive Foreign Investment Company Rules Relating to the Ownership of Rio Alto Shares and SpinCo Shares.”

Distributions With Respect to Rio Alto Shares and SpinCo Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to the Rio Alto Shares or SpinCo Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Rio Alto or SpinCo, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Rio Alto or SpinCo, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Rio Alto Shares or SpinCo Shares, and (b) thereafter, as gain from the sale or exchange of such Rio Alto Shares or SpinCo Shares. (See more detailed discussion below under the heading “Disposition of Rio Alto Shares or SpinCo Shares”). However, Rio Alto and SpinCo may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by Rio Alto or SpinCo with respect to Rio Alto Shares or SpinCo Shares will constitute ordinary dividend income. Dividends received on the Rio Alto Shares or SpinCo Shares generally will not constitute qualified dividend income eligible for the “dividends received deduction.”

A dividend paid by Rio Alto or SpinCo to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Rio Alto or SpinCo is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the U.S. Holder’s shares and other requirements are met. A corporation generally will be a QFC if the corporation is eligible for the benefits of the Canada-US Tax Convention (1980) or its shares are readily tradable on an established securities market in the U.S. However, even if Rio Alto or SpinCo satisfies one or more of these requirements, Rio Alto or SpinCo would not be treated as a QFC if either corporation is a PFIC for the tax year during which Rio Alto or SpinCo pays a dividend or for the preceding tax year. (See the section below under the heading “Passive Foreign Investment Company Rules Relating to the Ownership of Rio Alto Shares and SpinCo Shares.”) The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Disposition of Rio Alto Shares or SpinCo Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Rio Alto Shares or SpinCo Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Rio Alto Shares or SpinCo Shares sold or otherwise disposed of. Subject to the PFIC rules, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Rio Alto Shares or SpinCo Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Rules Relating to the Ownership of Rio Alto Shares and SpinCo Shares

PFIC Status of Rio Alto or SpinCo

If Rio Alto or SpinCo were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of Rio Alto Shares or SpinCo Shares.

Based on current business plans and financial expectations, Rio Alto expects that it will not be a PFIC for its current tax year. Based on current business plans and financial expectations, Sulliden expects that SpinCo will be a PFIC for its tax year which includes the Effective Date and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Rio Alto or SpinCo (or any subsidiary of Rio Alto or SpinCo) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of Rio Alto or SpinCo and any subsidiary of Rio Alto or SpinCo.

In any year in which Rio Alto or SpinCo is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as U.S. Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

Rio Alto or SpinCo generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of Rio Alto or SpinCo is passive income (the “PFIC income test”) or (b) 50% or more of the value of Rio Alto or SpinCo’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if Rio Alto or SpinCo owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Rio Alto or SpinCo will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by Rio Alto or SpinCo from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if Rio Alto or SpinCo is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of Rio Alto or SpinCo’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC, and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by Rio Alto or SpinCo or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Rio

Alto Shares or SpinCo Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Rio Alto Shares or SpinCo Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If Rio Alto or SpinCo is a PFIC for any tax year during which a U.S. Holder owns Rio Alto Shares or SpinCo Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Rio Alto Shares or SpinCo Shares will depend on whether and when such U.S. Holder makes an election to treat Rio Alto or SpinCo and each Subsidiary PFIC, if any, as a QEF under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to below as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Rio Alto Shares or SpinCo Shares and (b) any “excess distribution” received on the Rio Alto Shares or SpinCo Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Rio Alto Shares or SpinCo Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Rio Alto Shares or SpinCo Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Rio Alto Shares or SpinCo Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Rio Alto Shares or SpinCo Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If Rio Alto or SpinCo is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Rio Alto Shares or SpinCo Shares, Rio Alto or SpinCo will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Rio Alto or SpinCo ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Rio Alto Shares or SpinCo Shares were sold on the last day of the last tax year for which Rio Alto or SpinCo was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Rio Alto Shares or SpinCo Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Rio Alto Shares or SpinCo Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Rio Alto or SpinCo, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Rio Alto or SpinCo, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Rio Alto or SpinCo is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Rio Alto or SpinCo. However, for any tax year in which Rio Alto or SpinCo is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to Rio Alto or SpinCo generally (a) may receive a tax-free distribution from Rio Alto or SpinCo to the extent that such distribution represents “earnings and profits” of Rio Alto or SpinCo that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Rio Alto Shares or SpinCo Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Rio Alto Shares or SpinCo Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Rio Alto Shares or SpinCo Shares in which Rio Alto or SpinCo was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Rio Alto Shares or SpinCo Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Rio Alto Shares or SpinCo Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Rio Alto or SpinCo ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Rio Alto or SpinCo is not a PFIC. Accordingly, if Rio Alto or SpinCo becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Rio Alto or SpinCo qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that Rio Alto or SpinCo will satisfy the record keeping requirements that apply to a QEF, or that Rio Alto or SpinCo will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that Rio Alto or SpinCo is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Rio Alto Shares or SpinCo Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if Rio Alto or SpinCo does not provide the required information with regard to Rio Alto or SpinCo or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Rio Alto Shares or SpinCo Shares are marketable stock. The Rio Alto Shares or SpinCo Shares generally will be “marketable stock” if the Rio Alto Shares or SpinCo Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and, (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Rio Alto Shares or SpinCo Shares are “regularly traded” as described in the preceding sentence, the Rio Alto Shares or SpinCo Shares are expected to be marketable stock.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Rio Alto Shares or SpinCo Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Rio Alto Shares or SpinCo Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Rio Alto Shares or SpinCo Shares for which Rio Alto or SpinCo is a PFIC or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Rio Alto Shares or SpinCo Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Rio Alto or SpinCo is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Rio Alto Shares or SpinCo Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Rio Alto Shares or SpinCo Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Rio Alto Shares or SpinCo Shares, over (b) the fair market value of such Rio Alto Shares or SpinCo Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Rio Alto Shares or SpinCo Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Rio Alto Shares or SpinCo Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and U.S. Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Rio Alto Shares or SpinCo Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Rio Alto Shares or SpinCo Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed U.S. Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Rio Alto Shares or SpinCo Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Rio Alto Shares or SpinCo Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if Rio Alto or SpinCo is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Rio Alto Shares or SpinCo Shares as security for a loan will, except as may be provided in

U.S. Treasury Regulations, be treated as having made a taxable disposition of such Rio Alto Shares or SpinCo Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Rio Alto Shares or SpinCo Shares.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Rio Alto Shares or SpinCo Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Sulliden Shares, Rio Alto Shares or SpinCo Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Rio Alto Shares or SpinCo Shares, or on the sale, exchange or other taxable disposition of Rio Alto Shares or SpinCo Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement), will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Sulliden Shares, Rio Alto Shares or SpinCo Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Sulliden Shares, Rio Alto Shares or SpinCo Shares.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law, certain categories of U.S. Holders of Sulliden Shares, Rio Alto Shares and SpinCo Shares must file information returns with respect to their investment in, or involvement in, Sulliden, Rio Alto or SpinCo. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Sulliden Shares, Rio Alto Shares and SpinCo Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Rio Alto Shares or SpinCo Shares, (b) proceeds arising from the sale or other taxable disposition of Rio Alto Shares or SpinCo Shares, or (b) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, currently at a rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the Securities Laws considerations applying to the transactions contemplated herein.

Canadian Securities Laws

Each holder is urged to consult such holder’s professional advisors to determine the conditions and restrictions applicable to trades in the securities in Canada.

Status Under Canadian Securities Laws

Sulliden is a reporting issuer in each of the provinces of Canada. The Sulliden Shares are listed on the TSX and BVL under the symbol “SUE”, and are quoted for trading on the OTCQX under the symbol “SDDDF”. Rio Alto is, and after the Arrangement will continue to be, a reporting issuer in British Columbia, Alberta and Ontario. The Rio Alto Shares currently trade on each of the TSX, NYSE and BVL under the symbols “RIO”, “RIOM” and “RIO”, respectively. The SpinCo Shares are not currently listed on any stock exchange and SpinCo is not a reporting issuer in any jurisdiction. Upon completion of the Arrangement, it is anticipated that SpinCo will be a reporting issuer in Ontario and other Canadian jurisdictions. SpinCo has made application to the TSX for the listing of the SpinCo Shares upon the completion of the Arrangement. Listing will be subject to SpinCo meeting all the requirements and conditions of the TSX.

Distribution and Resale of Securities Under Canadian Securities Laws

The distribution of the securities pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation. With certain exceptions, the securities may generally be resold in each of the provinces of Canada provided the trade is not a “control distribution” as defined in NI 45-102, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Rio Alto or SpinCo, the insider or officer has no reasonable grounds to believe that Rio Alto or SpinCo, respectively, is in default of securities legislation.

MI 61-101 – Protection of Minority Security Holders in Special Transactions

As Sulliden is a reporting issuer in Canada, it is subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of shareholders excluding interested or related parties, independent valuations and, in certain circumstances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” where the interests of a holder of an equity security may be terminated without their consent.

MI 61-101 provides that if a “related party” (as defined in MI 61-101) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction (such as the Arrangement), such transaction is considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements and potentially a formal valuation requirement. In this case, a valuation is not required in respect of the Arrangement as neither of the situations described in section 4.3(1) of MI 61-101 are applicable to the Arrangement.

Collateral Benefit

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a “related party” of Sulliden (which includes the directors and senior officers of Sulliden, as well as any 10% securityholder) is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to party or future services as an employee, director or consultant of Sulliden. However, MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things, (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction, (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner, (c) full particulars of the benefit are disclosed in the disclosure document for the transaction, and (d)(i) at the time of the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding shares of the issuer, or (ii) an independent committee, acting in good faith, determines that the value of the collateral benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party expects to receive in exchange for his or her equity securities under the terms of the arrangement.

Minority Approval

For the purposes of MI 61-101, Messrs. Stan Bharti and Peter Tagliamonte are each considered to “beneficially own” more than 1% of Sulliden’s “equity securities” and are “interested parties” (as such terms are defined in MI 61-101) in respect of the Arrangement as they (or their associates) will receive a “collateral benefit”, in the form of certain change of control payments - $1,245,000 in the case of Forbes, a consultant of Sulliden associated with Mr. Bharti, and $4,293,252 in the case of Mr. Tagliamonte, under the respective consulting and employment arrangements with Sulliden as a consequence of the Arrangement and as a result of the Sulliden RSUs they hold being accelerated and treated in accordance with the terms of the Arrangement. To the best of Sulliden’s knowledge, Mr. Bharti, Mr. Tagliamonte and their associates exercise control or direction over an aggregate of 1,590,269 Sulliden Shares, representing approximately 0.5% of the outstanding Sulliden Shares as of June 13, 2014. See “The Arrangement – Interests of Certain Persons in the Arrangement – Sulliden Directors and Executive Officers” for more information in respect of the change of control payments and other benefits to be received by Messrs. Bharti and Tagliamonte as result of the completion of the Arrangement.

As a result of the Arrangement, certain other members of Sulliden’s senior management, including Messrs. Justin Reid, Denis Arsenault, Stéphane Amireault, Javier Fernandez-Concha Stucker and Joe Milbourne will receive change of control payments under the terms of their respective employment or consulting arrangements with Sulliden and other benefits as a result of the acceleration of their Sulliden Options and Sulliden RSUs and subsequent treatment under the Arrangement. None of the change of control payments and other benefits payable to Messrs. Reid, Arsenault, Amireault, Fernandez-Concha Stucker and Milbourne are being, or will be, conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to such individuals for securities relinquished under the Arrangement, and the conferring of such benefits is not conditional on any of such individuals supporting the Arrangement. See “The Arrangement – Interests of Certain Persons in the Arrangement –Sulliden Directors and Executive Officers” for more information in respect of the change of control payments and other benefits to be received by Messrs. Reid, Arsenault, Amireault, Fernandez-Concha Stucker and Milbourne as result of the completion of the Arrangement.

As each of Messrs. Reid, Arsenault, Amireault, Fernandez-Concha Stucker and Milbourne beneficially own or exercise control or direction over less than 1% of the outstanding equity securities, the change of control payments and other benefits payable to each of them does not constitute a “collateral benefit” within the meaning of MI 61-101. As such, for the purposes of MI 61-101, only Mr. Bharti and Mr. Tagliamonte, who, in the aggregate, beneficially own or exercise control or direction over approximately 1% of the issued and outstanding Sulliden “equity securities” (as defined in MI 61-101), are considered to be receiving a “collateral benefit” within the meaning of MI 61-101 in respect of the change of control payments and other benefits payable them in connection with the Arrangement. As such, the 1,590,269 Sulliden Shares owned or under the control or direction of Mr. Bharti and Mr. Tagliamonte (as well as any Sulliden Shares that may be issued upon the exercise of Sulliden Options prior to the completion of the Arrangement) will be excluded for the purposes of determining minority approval for the purposes of MI 61-101 in connection with the Sulliden Arrangement Resolution.

U.S. Securities Laws

The securities to be issued in connection with the Arrangement to Sulliden Securitytholders are not required to be, and will not be, registered under the U.S. Securities Act. Such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(l0) of the U.S. Securities Act provides an exemption from registration under the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and to receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.

The ability of a Sulliden Shareholder to resell the Rio Alto Shares and SpinCo Shares issued to it on the Effective Date of the Arrangement will depend on whether it is an “affiliate” of Rio Alto or SpinCo, respectively, after the Effective Date or was an “affiliate” of Rio Alto or SpinCo, respectively, within 90 days prior to the Effective Date. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, Persons who are executive officers, directors or major shareholders of an issuer are considered to be its “affiliates”. Persons that are not affiliates of Rio Alto or SpinCo, respectively, after the Effective Date of the Arrangement and were not affiliates of Rio Alto or SpinCo, respectively, within 90 days prior to the Effective Date of the Arrangement, may freely resell the Rio Alto Shares and SpinCo Shares issued to them on the Effective Date of the Arrangement under the U.S. Securities Act. Persons that are affiliates of Rio Alto or SpinCo, respectively, after the Effective Date of the Arrangement or were affiliates of Rio Alto or SpinCo, respectively, within 90 days prior to the Effective Date of the Arrangement may resell such Rio Alto Shares and SpinCo Shares only pursuant to registration or an exemption from registration under the U.S. Securities Act. Such Persons are urged to consult with their own legal counsel to determine the circumstances in which the resale of Rio Alto Shares and SpinCo Shares issued to them pursuant to the Arrangement will comply with an exemption from such registration requirements.

Sulliden Securityholders are urged to consult with their own legal counsel to ensure that the resale of Rio Alto Shares and SpinCo Shares issued to them pursuant to the Arrangement complies with applicable securities legislation.

Sulliden Optionholders and Sulliden Warrantholders are advised that the exemption under Section 3(a)(10) of the U.S. Securities Act will not exempt the exercise of the Rio Alto Replacement Options, Sulliden Warrants or SpinCo Options, whether prior to or after the Effective Date. Accordingly, such securities may only be exercised in the United States, or by or on behalf of a U.S. Person or a person in the United States, if exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available for such exercise.

The securities issuable in connection with the Arrangement have not been approved or disapproved by the SEC or the securities regulatory authorities in any state, nor has the SEC or the securities regulatory authorities in any state passed on the fairness or merits of the Arrangement or the adequacy or accuracy of the Circular. Any representation to the contrary is a criminal offence.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be reviewed for Sulliden by Cassels Brock & Blackwell LLP.

Certain legal matters in connection with the Arrangement will be reviewed for Rio Alto by Davis LLP.

INFORMATION CONCERNING SULLIDEN

Summary Description of the Business of Sulliden

Sulliden is a Canadian-based mineral exploration and development company focused on advancing the Shahuindo Project, a low-cost heap leach gold and silver project located in the district of Cachachi, province of Cajabamba, department of Cajamarca, Peru. Since 2009, Sulliden has delivered two mineral resource updates, completed a preliminary economic assessment and a feasibility study in respect of the Shahuindo Project, and is now in its permitting stage. Sulliden is led by a proven management team with hands-on experience developing and operating mines in Latin America.

A full description of Sulliden’s business and operations is available in the Sulliden AIF and other documents incorporated by reference herein.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Sulliden at 65 Queen Street West, Suite 815, Toronto, Ontario M5H 2M5, Telephone (416) 861-5800, and are also available electronically at www.sedar.com. None of Sulliden’s filings through SEDAR filed prior to the date hereof, or any documents on Sulliden’s website are incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed by Sulliden with the various securities commissions or similar regulatory authorities in the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the Sulliden AIF;

(b)	the audited consolidated financial statements of Sulliden, the notes thereto and the auditors’ reports thereon for the financial years ended April 30, 2013 and 2012 (as re-filed on October 3, 2013);

(c)	the management’s discussion and analysis of financial condition and results of operations of Sulliden for the financial years ended April 30, 2013 and 2012;

(d)

the unaudited condensed consolidated interim financial statements of Sulliden and the notes thereto for the three and nine months ended January 31, 2014 and 2013 (excluding the notice of no auditor’s review on page 2);

(e)	the management’s discussion and analysis of financial condition and results of operations of Sulliden for the three and nine months ended January 31, 2014 and 2013;

(f)	the management information circular of Sulliden dated July 25, 2013 for the annual and special meeting of shareholders held on September 9, 2013;

(g)

the material change report dated September 11, 2013 relating to the announcement of the acceptance of Sulliden’s Environmental Impact Assessment on its Shahuindo Project by the Peruvian Ministry of Energy and Mines;

(h)	the material change report dated September 19, 2013 relating to the announcement of Sulliden’s public offering of 39,300,000 Sulliden Shares on a “bought-deal” basis (the “2013 Offering”);

(i)	the material change report dated October 11, 2013 relating to the closing of the 2013 Offering;

(j)	the material change report dated May 26, 2014 relating to the announcement of the letter of intent with respect to Arrangement between Sulliden and Rio Alto; and

(k)	the material change report dated June 19, 2014 relating to the entering into of the Arrangement Agreement.

Any documents of the type referred to in Section 11.1 of Form NI 44-101F1 filed by Sulliden with a securities commission or similar regulatory authority in Canada after the date of this Circular and before the date of the Sulliden Meeting, are deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Prior Sales

The following table sets forth the prior sales for the twelve month period to the date of this Circular, for the Sulliden Shares and Sulliden Options, including the price at which such securities have been issued, the number of securities issued and the date of which such securities were issued:

			Issue/Exercise Price per
Date of Issuance	Number of Securities Issued	Security Issued	Security
July 9, 2013	300,000	Sulliden Shares(1)	$0.65
September 12, 2013	2,556,000	Sulliden Options(2)	$1.03
October 3, 2013	39,300,000	Sulliden Shares	$1.02
February 14, 2014	300,000	Sulliden Shares(1)	$0.65
February 20, 2014	100,000	Sulliden Shares(1)	$0.65
February 26, 2014	100,000	Sulliden Shares(1)	$0.65
March 10, 2014	100,000	Sulliden Shares(1)	$0.65
March12, 2014	100,000	Sulliden Shares(1)	$0.65
March 12, 2014	2,070,000	Sulliden Shares(1)	$0.65
March 17, 2014	600,000	Sulliden Shares(1)	$0.65
March 24, 2014	500,000	Sulliden Shares(1)	$0.65
March 24, 2014	300,000	Sulliden Shares(1)	$0.65
May 22, 2014	175,000	Sulliden Shares(1)	$0.89
May 23, 2014	150,000	Sulliden Shares(1)	$0.73
May 23, 2014	50,000	Sulliden Shares(1)	$0.80
May 30, 2014	40,000	Sulliden Shares(1)	$0.73
May 30, 2014	100,000	Sulliden Shares(1)	$0.80
June 12, 2014	200,000	Sulliden Shares(1)	$1.02
June 12, 2014	200,000	Sulliden Shares(1)	$1.03
June 16, 2014	30,000	Sulliden Shares(1)	$0.80
June 16, 2014	40,000	Sulliden Shares(1)	$0.89
June 16, 2014	80,000	Sulliden Shares(1)	$0.73
June 23, 2014	6,600	Sulliden Shares(1)	$0.89
Notes:

(1)	Issuance of Sulliden Shares pursuant to the exercise of Sulliden Options.
(2)	Sulliden Options issued pursuant to Sulliden Option Plan.

Trading Price and Volume

Sulliden Shares

The Sulliden Shares are listed and posted for trading on the TSX under the symbol “SUE”. The following table contains information relating to the trading of the Sulliden Shares on the TSX for the months or partial months indicated below:

Month	High ($)	Low ($)	Volume

2013
June	1.10	0.70	14,918,692
July	1.06	0.72	16,013,760

Month	High ($)	Low ($)	Volume

August	1.17	0.84	20,249,788
September	1.15	0.89	28,559,218
October	0.98	0.79	12,969,187
November	0.84	0.68	6,962,981
December	0.76	0.60	11,521,188

2014
January	0.85	0.70	8,732,224
February	0.95	0.69	18,999,843
March	1.06	0.75	15,811,954
April	0.86	0.72	6,587,229
May	1.12	0.73	27,746,801
June 1 – June 26	1.38	0.97	18,379,469

The closing price of the Sulliden Shares on the TSX on May 20, 2014, the last trading day immediately before the announcement of the Arrangement, was $0.78. The closing price of the Sulliden Shares on the TSX on June 26, 2014 was $1.30.

Consolidated Capitalization

There has been no material change in Sulliden’s share and loan capital structure on a consolidated basis since January 31, 2014. This section should be read in conjunction with Sulliden’s audited consolidated financial statements as at and for the year ended April 30, 2013, including the notes thereto, the annual management discussion and analysis of Sulliden, the unaudited condensed consolidated interim financial statements of Sulliden and the notes thereto for the three and nine months ended January 31, 2014 and 2013 (excluding the notice of no auditor’s review on page 2) and the accompanying MD&A for that period, all as incorporated by reference herein, as well as the pro forma financial statements of the Combined Company attached as Schedule “D” to this Supplement.

Interests of Experts

The following persons, firms and companies are “Qualified Persons” under NI 43-101, and are named as having prepared or certified a statement, report or valuation described or included herein directly or in a document incorporated by reference herein, in each case with respect to Sulliden.

Mr. Carl E. Defilippi, M.Sc., C.E.M., Mr. Thomas L. Dyer, P.e., P.E., and Mr. Paul Tietz, CPG, prepared the technical report entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba Peru” dated November 9, 2012 which is referred to in this Circular or in a document incorporated by reference herein. Each of Mr. Defilippi, Mr. Dyer and Mr. Tietz are Qualified Persons as defined in NI 43-101 and are independent of Sulliden.

Mr. Stéphane Amireault, MScA, P. Eng, Vice President, Exploration of Sulliden and Mr. Joseph Milbourne, Vice President, Operations and Technical Services have compiled, reviewed and approved the technical information with respect to Sulliden disclosed in this Supplement or incorporated by reference herein. Mr. Amireault and Mr. Milbourne are both qualified persons as defined by NI 43-101 and neither is independent of Sulliden.

The aforementioned firms and persons held either less than one percent or no securities of Sulliden or of any associate or affiliate of Sulliden when they prepared the technical reports referred to, or following the preparation of such reports, and either did not receive any or received less than a one percent direct or indirect interest in any securities of Sulliden or of any associate or affiliate of Sulliden in connection with the preparation of such reports or data.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of Sulliden or of any associate or affiliate of Sulliden, other than Mr. Amireault who is the Vice President, Exploration of Sulliden and Mr. Milbourne who is Vice President, Operations and Technical Services. Mr. Amireault holds 530,276

Sulliden Shares of Sulliden, 1,360,000 Sulliden Options, and 200,000 Sulliden RSUs. Mr. Milbourne holds 55,276 Sulliden Shares, 1,450,000 Sulliden Options and 200,000 Sulliden RSUs. Messrs. Amireault and Milbourne are also party to certain change of control payments in connection with the Arrangement. See “Securities Laws Considerations – MI 61-101 – Protection of Minority Security Holders in Special Transactions.”

PricewaterhouseCoopers LLP, Chartered Accountants, are the auditors of Sulliden and are independent with respect to Sulliden within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

Certain legal matters relating to the Arrangement and to the Rio Alto Shares and SpinCo Shares to be distributed pursuant to the Arrangement will be reviewed on behalf of Sulliden by Cassels Brock & Blackwell LLP. As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Sulliden Shares.

None of such experts and no director, officer or employee of such expert has a direct or indirect interest in Sulliden’s property or is expected to be elected, appointed or employed as a director, officer or employee of Sulliden or of any associate or affiliate of Sulliden.

INFORMATION CONCERNING RIO ALTO

Summary Description of the Business of Rio Alto

Rio Alto is engaged in the acquisition, exploration, development and operation of precious and base metal properties. Rio Alto’s main business is the mining, production and sale of gold from the La Arena Project. Revenue from the sale of gold amounted to $284.6 million for 2013 and $316.2 million for 2012.

Further information regarding the business of Rio Alto, its operations and its mineral properties can be found in the Rio Alto AIF and other documents incorporated by reference herein.

Documents Incorporated by Reference

Information has been incorporated by reference in this Supplement from documents filed with certain Canadian securities regulators. Copies of the documents incorporated by reference in this Supplement may be obtained on request without charge from Rio Alto’s Manager of Investor Relations at 1950, 400 Burrard St., Vancouver, British Columbia, V6C 3A6, telephone 1-(888) 315-9715, and are also available electronically on SEDAR at www.sedar.com and, with the exception of material change reports, on the website maintained by the SEC at www.sec.gov.

The following documents, filed by Rio Alto with certain of the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Supplement:

(a)	the material change report of Rio Alto dated June 19, 2014 announcing the entering into of a commitment letter with Banco de Credito del Peru providing for a financing for aggregate gross proceeds of US$70 million, filed on SEDAR on June 19, 2014;

(b)	the material change report of Rio Alto dated June 19, 2014 announcing the execution of the Arrangement Agreement filed on SEDAR on June 19, 2014;

(c)	the material change report of Rio Alto dated June 19, 2014 announcing the resignation of Roger Norwich as a director of Rio Alto, filed on SEDAR on June 19, 2014;

(d)	the material change report of Rio Alto dated May 21, 2014 announcing the signing of a binding agreement relating to the Arrangement, filed on SEDAR on May 23, 2014;

(e)	the material change report of Rio Alto dated May 1, 2014 announcing the retirement of Anthony Hawkshaw as Chief Financial Officer of Rio Alto and the appointment of Kathryn Johnson as interim Chief Financial Officer, filed on SEDAR on May 1, 2014;

(f)	the unaudited consolidated interim financial reports of Rio Alto as at March 31, 2014 and for the three month period ended March 31, 2013, together the notes thereto, filed on SEDAR on May 8, 2014;

(g)	the MD&A of Rio Alto for the three month period ended March 31, 2014, filed on SEDAR on May 8, 2014;

(h)	the notice of meeting and management information circular of Rio Alto dated April 11, 2014 regarding the annual general and special meeting of Rio Alto Shareholders, filed on SEDAR on April 15, 2014;

(i)	the Rio Alto AIF;

(j)	the audited consolidated financial statements of Rio Alto as at and for the years ended December 31, 2013 and December 31, 2012, together with the notes thereto and the auditors’ report thereon, filed on SEDAR on March 28, 2014;

(k)	the MD&A of Rio Alto for the year ended December 31, 2013, filed on SEDAR on March 28, 2014;

(l)	the material change report of Rio Alto dated February 24, 2014 announcing the increase to its La Arena gold oxide reserves, filed on SEDAR on March 5, 2014; and

(m)	the notice of meeting and management information circular of Rio Alto dated May 6, 2013 regarding the annual general and special meeting of Rio Alto Shareholders, filed on SEDAR on May 7, 2013.

Any documents of the type required by NI 44-101 to be incorporated by reference in a short-form prospectus, including any material change reports (excluding confidential reports), interim financial statements, annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial conditions and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Rio Alto with the securities commissions or similar authorities in the provinces of Alberta, British Columbia and Ontario, subsequent to the date of this Supplement shall be deemed to be incorporated by reference in this Supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Supplement.

Description of Share Capital

As at the date hereof, there are 177,067,682 Rio Alto Shares and nil preferred shares of Rio Alto (the “Preferred Shares”) issued and outstanding. In addition, 7,732,250 Rio Alto Shares are reserved for issuance upon the exercise of outstanding options held by directors, officers, employees and consultants of Rio Alto.

Rio Alto is authorized to issue an unlimited number of Rio Alto Shares. The holders of the Rio Alto Shares are entitled to receive notice of and attend any meeting of Rio Alto Shareholders and are entitled to one vote for each Rio Alto Share held (except at meetings where only the holders of another class of shares are entitled to vote). Subject to the rights attached to any other class of shares, the holders of the Rio Alto Shares are entitled to receive dividends, if, as and when declared by the Rio Alto Board and are entitled to receive the remaining property upon liquidation of Rio Alto.

The Preferred Shares may be issued from time to time in one or more series, each consisting of such number of Preferred Shares as determined by the Rio Alto Board, who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. The Preferred Shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of Rio Alto or any other return of capital or distribution of the assets of Rio Alto among its shareholders for the purpose of winding-up its affairs, rank on parity with the Preferred Shares of every other series and shall be entitled to preference over the Rio Alto Shares and the shares of any other class ranking junior to the Preferred Shares.

As part of the Arrangement, it is expected that 153,235,766 Rio Alto Shares will be issued in exchange for Sulliden Shares (including Rio Alto Shares issued in settlement of Sulliden RSUs and DSUs), and 21,081,744 Rio Alto Shares will be reserved for issuance pursuant to the exercise of Rio Alto Replacement Options issued to replace certain of the issued and outstanding Sulliden Options and to replace or assume the obligations under the Sulliden Warrants.

Trading Price and Volume

The Rio Alto Shares are listed and posted for trading on the TSX under the stock market symbol “RIO”. The following table sets forth the price range (high and low) of the Rio Alto Shares and volume traded on the TSX for the periods indicated.

Month	High ($)	Low ($)	Volume
2013
June	3.15	1.75	661,600
July	2.44	1.84	573,100
August	3.06	2.14	509,900
September	2.87	2.00	521,000
October	2.04	1.68	628,000
November	1.85	1.52	720,800
December	1.78	1.33	997,500
2014
January	2.15	2.03	1,410,503
February	2.54	2.41	1,082,696
March	2.45	2.32	1,676,458
April	2.24	2.15	736,487
May	2.11	2.01	1,701,967
June 1 - June 26	2.64	1.76	39,642,573

The Rio Alto Shares have been listed and posted for trading on the BVL under the stock market symbol RIO since October 28, 2009. The following table sets forth the price range (high and low) of the Rio Alto Shares in U.S. dollars and volume traded on the BVL for the periods indicated.

Month	High (US$)	Low (US$)	Volume
2013
June	2.36	2.26	147,841
July	2.08	2.01	80,442
August	2.59	2.48	113,394
September	2.29	2.21	123,103
October	1.83	1.77	174,010
November	1.63	1.58	168,321
December	1.43	1.38	101,256
2014
January	1.94	1.87	195,452
February	2.31	2.24	207,948
March	2.19	2.10	138,602
April	2.02	1.97	47,801
May	1.92	1.87	219,576
June 1 - June 26	2.41	1.61	5,121,433

The Rio Alto Shares have been listed and posted for trading on the NYSE since December 21, 2012 under the stock market symbol RIOM.

Month	High (US$)	Low (US$)	Volume
2013
June	3.03	1.68	158,800
July	2.35	1.73	95,000
August	2.90	2.06	66,300
September	2.70	1.94	56,800
October	2.00	1.62	111,500
November	1.77	1.43	121,600
December	1.68	1.26	171,800

Month	High (US$)	Low (US$)	Volume

2014
January	1.96	1.85	409,310
February	2.33	2.20	274,600
March	2.21	2.10	411,000
April	2.04	1.96	269,352
May	2.08	1.61	7,520,048
June 1 – June 26	2.45	1.62	7,577,848

Prior Sales

The following table summarizes the issuances of Rio Alto Shares or securities convertible into Rio Alto Shares for the 12 month period prior to the date hereof.

Number of
	Description of	Number of Securities	Securities	Issue/Exercise
Date of Issuance	Transaction	Issued	Granted	Price per Security
October 22, 2013	Option Grant	N/A	950,000	C$2.12
June 20, 2014	Option Exercise	80,000 Rio Alto Shares	N/A	C$0.80
July 4, 2013	Option Exercise	800,000 Rio Alto Shares	N/A	C$0.30
August 22, 2013	Option Exercise	12,000 Rio Alto Shares	N/A	C$0.30
November 25, 2013	Option Exercise	20,000 Rio Alto Shares	N/A	C$0.30
February 4, 2014	Option Exercise	100,000 Rio Alto Shares	N/A	C$0.30
February 27, 2014	Option Exercise	120,000 Rio Alto Shares	N/A	C$0.30
October 22, 2013	Option Grant	N/A	950,000	C$2.12
June 20, 2014	Option Exercise	80,000 Rio Alto Shares	N/A	C$0.30

Consolidated Capitalization

There has been no material change in Rio Alto’s share and loan capital structure on a consolidated basis since March 31, 2014. Readers should also refer to Rio Alto’s unaudited consolidated financial statements as at and for the financial period ended March 31, 2014 and for the financial year ended December 31, 2013, including the notes thereto, and MD&A incorporated by reference herein as well as the pro forma financial statements of the Combined Company attached as Schedule “D” to this Supplement.

Interests of Experts

Any technical or scientific information disclosed in this Supplement and/or in the Rio Alto AIF related to the La Arena Project is based on the technical report entitled “La Arena Project, Peru, Technical Report (NI 43-101)” prepared by Mining Plus Peru SAC with an effective date of December 31, 2013 (the “La Arena Technical Report”) and is based on information prepared by Enrique Garay, M Sc. P. Geo. (MAIG) of Rio Alto; Ian Dreyer B.App.Sc. (Geo), MAusIMM (CP) of MIC S.A.C.; Marek Mroczek, P. Eng. of Mining Plus; Greg Lane, FAusIMM of Ausenco; Mark E. Smith, M Sc, PE, GE, RM(SME), D GE(AGP) of RRD International Corp; Linton Kirk, B E(Min), FAusIMM(CP) of Kirk Mining Consultants and Chris Kaye, B E(Chem) FAusIMM, MQes. Each of Messrs. Garay, Dreyer, Mroczek, Lane, Smith, Kirk and Kaye is a “Qualified Person” as defined in NI 43-101.

The exploration programs described in the Rio Alto AIF are prepared and/or designed and carried out under the supervision of Mr. Enrique Garay, M Sc, P. Geo. (AIG Member), Vice President Geology of Rio Alto.

Other than Mr. Enrique Garay, M Sc, P. Geo. (AIG Member), Vice President Geology of Rio Alto, who is an officer of Rio Alto, none of the aforementioned firms or persons held any securities of Rio Alto or of any associate or affiliate of Rio Alto when they prepared the La Arena Technical Report or following the preparation of such report, nor did they receive any direct or indirect interest in any securities of Rio Alto or of any associate or affiliate of Rio Alto in connection with the preparation of such report.

To the best knowledge of Rio Alto, other than Mr. Garay, none of the qualified persons referenced above has any interest in any securities of Rio Alto or its associates or affiliates, nor do they expect to receive or acquire any such interests.

Grant Thornton LLP, auditors of Rio Alto, is independent of Rio Alto within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Certain legal matters relating to the Arrangement and to the Rio Alto Shares to be distributed pursuant to the Arrangement will be passed on by Davis LLP on behalf of Rio Alto. As of the date hereof, the partners and associates of Davis LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued Rio Alto Shares.

Material Contracts

In addition to the material contracts disclosed in the documents of Rio Alto incorporated herein by reference, the Arrangement Agreement is a material contract of Rio Alto and was entered into on or before the date of this Supplement and is still in effect as of the date hereof.

The Arrangement Agreement is available for review on SEDAR at www.sedar.com and on the website maintained by the SEC at www.sec.gov. Alternatively, it may be inspected during normal business hours at Rio Alto’s office in Vancouver, prior to the Rio Alto Meeting date.

INFORMATION CONCERNING THE COMBINED COMPANY
POST-ARRANGEMENT

On completion of the Arrangement, Sulliden will be a wholly-owned subsidiary of Rio Alto governed by the laws of Ontario, and Rio Alto (hereinafter referred to as the “Combined Company”) will continue the operations of Rio Alto and Sulliden on a combined basis. Rio Alto will continue to be governed by the laws of British Columbia.

The Combined Company’s head office will be located at 1950, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. Its principal business office will be located at Calle Esquilache 371, Oficina 1402, San Isidro, Lima 27 Peru and its registered office will be located at 1000, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1.

Organizational Chart

The following chart illustrates Rio Alto’s principal subsidiaries after completion of the Arrangement:

Description of Material Mineral Properties

Following the completion of the Arrangement, the two principal properties of the Combined Company will be the La Arena Project and the Shahuindo Project. The following are brief descriptions of each of the above mineral properties. Further information regarding such properties can be found in the Rio Alto AIF and the Sulliden AIF, respectively, both of which are incorporated by reference herein. See “Information Concerning Rio Alto –Documents Incorporated by Reference” and “Information Concerning Sulliden – Documents Incorporated by Reference” in this Supplement.

La Arena Project

The La Arena Project consists of 20,673 hectares in 44 mining concessions located 480 km north-northwest of Lima, the capital of Peru, and approximately 18 km from Huamachuco, a town of approximately 20,000 people. It is situated on the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level. The La Arena Project can be accessed via a 160 km national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and the Alto Chicama project (owned by Barrick Gold Corporation). Rio Alto first produced on the La Arena Project in May 2011 and in the first quarter of 2014, Rio Alto reached production of 53,463 ounces of gold. The La Arena Project contains total measured and indicated resources of 5.2 million ounces gold, comprised of 1.3 million gold ounces in the oxide resource (100.2 million tonnes at 0.41 g/t gold) and 3.8 million gold ounces in the sulphide resource (561.7 million tonnes at 0.21 g/t gold) and 3.7 billion pound cooper (561.7 million tonnes at 0.3% copper). See “Summary of Mineral Resource and Mineral Reserve Estimates” below.

Shahuindo Project

The Shahuindo Project is a low-cost heap leach gold and silver project located 30 km away from the La Arena Project. Currently in its permitting phase, it has recently received environmental permit approval from the Peruvian government. A feasibility study prepared in Septemeber 2012 (based on $1,415 gold and $27 silver) on the foundation phase of the project estimated an initial CAPEX of $131.8 million that will support an annual mining rate of 3.65 million tonnes producing approximately 90,000 of gold equivalent ounces for 10.4 years at cash operating costs of $552/oz. This initial mine scenario projects a pre-tax IRR of 52.2% and post-tax IRR of 37.8%. The technical study considers only approximately 40% of the defined measured and indicated gold oxide mineral resource. Additional mineral resource growth is anticipated from a number of highly prospective exploration targets on the property that remain largely unexplored. See “Summary of Mineral Resource and Mineral Reserve Estimates” below.

Summary of Mineral Resource and Mineral Reserve Estimates

In this Supplement, the definitions of Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources are those used by Canadian provincial securities regulatory authorities and conform to the CIM Standards.

Reserve/Mineral Reserve Estimates

La Arena Project

The following table sets forth the summary of mineral reserves and mineral resources for the La Arena Project. For a more detailed discussion, please refer to the La Arena Technical Report and the Rio Alto AIF.

La Arena – Oxide Mineral Reserve (in Situ as at December 31, 2013)
(Within Pit Design, cut-off Grade: 0.07 g/t Au sediments and 0.1 g/t Au Intrusive)

		Tonnes	Au	Cu	Ag	Au
Classification	Material Type	(Mt)	(g/t)	(%)	(g/t)	(‘000 Oz)

Proven	Sediments Intrusive	1.4 0.2	0.45 0.38	0.01 0.26	0.44 0.34	20 3
Proven Stockpiled	LG stockpile	1.2	0.23	0.004	0.81	9
Total Proven	Total	2.8	0.35	0.03	0.59	32
Probable	Sediments Intrusive	56.9 16.5	0.47 0.32	0.01 0.14	0.46 0.37	853 172
Total Probable	Total	73.4	0.43	0.04	0.43	1,025
Proven and Probable	Sediments Intrusive	58.2 16.8	0.47 0.32	0.01 0.14	0.48 0.39	873 175
Proven Stockpile	LG stockpile	1.2	0.23	0	0.81	9
Total Proven and Probable	Total	76.2	0.43	0.04	0.47	1,056

Notes:
(1)	Rounded numbers may not sum exactly.
(2)	Allows for 98% mining recovery and 5% mining dilution.
(3)	Mined surface at December 31, 2013

Mineral Resource – Oxide total (In Situ as at December 31, 2013)
(Within Optimized Pit Shell 0.07 g/t Au cut-off)

	Tonnes	Au	Cu	Ag	Mo	Au	Cu
Resource	(Mt)	(g/t)	(%)	(ppm)	(ppm)	(‘000 Oz)	(‘000 lbs)
Measured	2.0	0.43	0.04	0.4	8.4	28
Indicated	98.2	0.41	0.04	0.5	8.5	1,299
Measured and Indicated	100.2	0.41	0.04	0.5	8.5	1,327
Inferred	0.3	0.2	0.01	0.4	5.7	2

Mineral Resource – Sulphide Total (In Situ as at January 1, 2013)
(Within Optimized Pit Shell)

	Tonnes	Au	Cu	CuEq	Ag	Mo	Au	Cu
Resource	(Mt)	(g/t)	(%)	(%)	(ppm)	(ppm)	(‘000 Oz)	(‘000 lbs)
Indicated	561.7	0.21	0.3	0.39	0.4	42.9	3,829	3,745,545
Inferred	32.5	0.11	0.19	0.24	0.4	50.2	116	137,446

Shahuindo Project

The following table sets forth the summary of mineral reserves for the Shahuindo Project. For a more detailed discussion please refer to the Sulliden AIF.

Shahuindo Project Mineral Resource (as at September 26, 2012)

	Gold	Gold	Silver	Silver		Gold
	contained	grade	contained	grade	Tonnes	grade	AuEq
	(ounces)	(g/t)	(ounces)	(g/t)	(t)	Eq.g/t	Ounces
Total P&P Mineral
Reserves	1,022,000	0.84	11,561,000	9.5	37,847,000	0.85	1,032,000
Oxide	1,015,000	0.84	11,404,000	9.4	37,589,000	0.85	1,026,000
Mixed	6,000	0.76	157,000	18.9	258,000	0.78	6,000

Proven Mineral Reserves
Oxide	434,000	0.90	5,008,000	10.4	14,994,000	0.91	438,000
Mixed	4,000	0.71	93,000	17.6	165,000	0.72	4,000
Total	437,000	0.90	5,102,000	10.5	15,159,000	0.91	441,000

Shahuindo Project Mineral Resource (as at September 26, 2012)

	Gold	Gold	Silver	Silver		Gold
	contained	grade	contained	grade	Tonnes	grade	AuEq
	(ounces)	(g/t)	(ounces)	(g/t)	(t)	Eq.g/t	Ounces
Probable Mineral Reserves
Oxide	582,000	0.80	6,396,000	8.8	22,595,000	0.81	588,000
Mixed	3,000	0.87	64,000	21.3	93,000	0.89	3,000
Total	584,000	0.80	6,459,000	9.4	22,688,000	0.81	591,000

Notes:
(1)	Mineral reserves are reported based on open pit mining within designated pits based on variable gold g/t cutoff grades where Oxide: 0.35, 0.35, 0.30, 0.35, 0.30, 0.30 for Phases 1, 1B, 2, 3, 4 and 5 respectively; and Mixed: 0.35, 0.35, 0.33, 0.35, 0.33, 0.33 for Phases 1, 1B, 2, 3, 4 and 5 respectively. These phases represent the sequential operation phases of the mine. The mineral reserves incorporate estimates of dilution and mining losses. The cut-off grade and pit designs are considered appropriate for long term metal prices of US$1,340/oz gold and US$25/oz silver. Rounding of the numbers in the mineral reserves listed above may cause apparent inconsistencies.
(2)	The mixed material is classified as a transition zone that contains both oxide and sulphide material. The higher cut-off grade used to determine economical value takes into account the lower metallurgical recoveries that were observed in the metallurgical test results of the transitional material. Mixed ore will be processed as oxides.

	Gold	Gold	Silver			Gold
	contained	grade	contained	Silver grade	Tonnes	grade
	(ounces)	(g/t)	(ounces)	(g/t)	(t)	Eq.g/t
Total Measured & Indicated
Mineral Resources	2,438,000	0.52	33,370,000	7.1	147,310,000	0.54

Measured Mineral Resources
Oxide (Reported at 0.2 g/t AuEq cut-off)	766,000	0.59	10,530,000	8.1	40,500,000	0.62
Mixed (Reported at 0.35 g/t AuEq cut-off)	19,000	0.75	850,000	33.7	780,000	0.964

Indicated Mineral Resources
Oxide (Reported at 0.2 g/t AuEq cut-off)	1,624,000	0.48	21,080,000	6.3	104,840,000	0.51
Mixed (Reported at 0.35 g/t AuEq cut-off)	29,000	0.77	910,000	23.8	1,190,000	0.92

Total Inferred Mineral
Resources	1,628,000	0.71	46,560,000	20.4	71,000,000	1.20

Inferred Mineral Resources
Oxide (Reported at 0.2 g/t AuEq cut-off)	124,000	0.40	1,330,000	4.3	9,570,000	0.42
Mixed (Reported at 0.35 g/t AuEq cut-off)	--	0.68	10,000	12.2	20,000	0.76
Sulphide (Reported at 0.5 g/t AuEq cut-off)	1,504,000	0.76	45,220,000	22.9	61,410,000	1.21

Notes:

(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. Rounding of the numbers in the mineral resources listed above may cause apparent inconsistencies.

Directors

On the Effective Date, the board of directors of the Combined Company will comprise the current directors of Rio Alto, namely Klaus Zeitler (Chairman), Alexander Black, Drago Kisic, Victor Gobitz, Sidney Robinson, Ram Ramachandran and two nominees of Sulliden, namely, Peter Tagliamonte and Bruce Humphrey.

Name, and Municipality	Position(s) held and Period	Principal Occupation
of Residence	of Service as a Director
Klaus Zeitler(1) West Vancouver, BC, Canada	Chairman and a Director of Rio Alto since June 25, 2009
Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a PHD in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgesellschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining, later Inmet, a Toronto Stock Exchange listed company with assets of over $5 billion and base metal and gold mines in different parts of the world. After having been a director of Teck and Cominco for many years, Dr. Zeitler joined Teck in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President, CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies.

Alexander Black (3) San Isidro, Lima, Peru	Chief Executive Officer of Rio Alto since January 23, 2012, and a Director of Rio Alto since June 25, 2009 and President of Rio Alto since June 2, 2010
Mr. Black lives in Lima, Peru and has 33 years of experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSXV shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the Chief Executive Officer, President and a director of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).

Name, and Municipality	Position(s) held and Period	Principal Occupation
of Residence	of Service as a Director
Drago Kisic (2)(3) Lima, Peru	Director of Rio Alto since March 15, 2010
Mr. Wagner holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree (B-Phil) from Oxford University. As a founding partner and current Director of  MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru’s telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of Banco Central de Reserva del Perú, Unacem (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey (textile related companies), Clinica Médica Cayetano Heredia and Obrainsa. Currently, President of Macrocapitales Safi and Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). He was member of the board of Banco Financiero, advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies’ regulatory authority) and Vice-president of the Lima Stock Exchange (BVL). Mr. Kisic was the former head of the Economic Office and Manager of the Balance of Payments & External Sector Bureau of Peru’s Central Reserve Bank and a former member of the Advisory Committee of the Ministry of Foreign Affairs. He was also the Head of the Border Integration Team during the peace negotiations between Peru and Ecuador, ten years ago.

Victor Gobitz (3) Lima, Peru	Director of Rio Alto since March 8, 2011, Chief Operating Officer between February 1, 2012 and June 30, 2013
Mr. Gobitz is a Mining Engineer who received his professional education at the Pontificia Universidad Católica del Perú from 1981 to 1986 and obtained a Master’s degree in Business Administration (MBA) from Escuela de Administración de Negocios – ESAN in 1998. Mr. Gobitz sits on the Board of Directors of another public mining company listed on Bolsa de Valores de Lima, Castrovirreyna Compañía Minera. Mr. Gobitz has been Director of Volcan Compañía Minera and Sociedad Nacional de Minería, Energía y Petróleo (SNMPE) and has extensive experience in the startup and expansion of mining projects and currently is Director of the Peruvian Mining Safety Institute (ISEM) and Member of the Board of the Peruvian Corps of Engineers – Chapter of Mining Engineers (CIP). Currently Mr. Gobitz is the CEO of Compañia Minera Milpo.

Name, and Municipality	Position(s) held and Period	Principal Occupation
of Residence	of Service as a Director
Sidney Robinson(1)(2) Toronto, Ontario, Canada	Director of Rio Alto since March 8, 2011
Mr. Robinson is a retired Senior Partner of Torys LLP, Toronto and New York, who practised corporate/commercial law, with emphasis on financings, mergers and acquisitions and international projects. He represented business clients based in Canada, France, Germany, Italy, Japan, Sweden and the United States. In his practice, Sidney acted as strategic and legal advisor to senior management and Boards of Directors. Mr. Robinson currently sits on the Boards of Directors of two public companies listed on the Toronto Stock Exchange, Amerigo Resources Inc. and Chartwell Retirement Residences and one private company, Butterfield & Robinson Inc. He has served on the Boards of Directors of a number of public and private Canadian and U.S. companies including the Boards of Directors of AGIP Canada Ltd., BMW Canada Inc., C.I. Fund Management Inc., Loring Ward International Inc., Inmet Mining Corporation, Purolator Courier Ltd. and Pelmorex Media Inc. (The Weather Network).

Ram Ramachandran(1)(2) Toronto, Ontario, Canada	Director of Rio Alto since May 11, 2011
Mr. Ramachandran has over 25 years of financial reporting experience in a multitude of capacities. During the past 12 years Ram has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms. Mr. Ramachandran’s contributions to the capital markets include authoring and launching the “Canadian Securities Reporter”, a proprietary public company subscription service currently available through the CICA’s Knotia website. Mr. Ramachandran has previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission (“OSC”) and served as a senior member in the national office of an international accounting firm. Mr. Ramachandran was also a member of the OSC’s Continuous Disclosure Advisory Committee (2004-2007) and has completed the IFRS Certification program offered by the Institute of Chartered Accountants in England & Wales. Mr. Ramachandran originally qualified as a Chartered Accountant in England & Wales and subsequently became a C.A. in Ontario in 1984.

Peter Tagliamonte North Bay, Ontario, Canada	Proposed Director of Rio Alto
Mr. Tagliamonte is currently Co-Chairman and Chief Executive Officer of Sulliden. Mr. Tagliamonte is a professional mining engineer with over 25 years of progressive managerial experience building and operating mines. He was formerly the President and CEO of Central Sun Mining Inc. and Chief Operating Officer of Desert Sun Mining Corp. where he was responsible for the development of the Jacobina Mine in Brazil into a 4,200-tonne-per-day mining operation. In 2005, Mr. Tagliamonte received the Mining Journal’s “Mine Manager of the Year” award in recognition for his work in the mining sector. Mr. Tagliamonte obtained his Mining Engineering degree at Laurentian University in Sudbury, Ontario; he also holds an MBA from the Richard Ivey School of Business at the University of Western Ontario.

Name, and Municipality	Position(s) held and Period	Principal Occupation
of Residence	of Service as a Director
Bruce Humphrey Midland, Ontario, Canada	Proposed Director of Rio Alto
Mr. Humphrey is a mining engineer with over 35 years of experience. He served as the President and Chief Executive Officer of Desert Sun Mining Corp. from October 2004 to April 2006. From May 1998 to May 2004, Mr. Humphrey served as Senior Vice President and Chief Operating Officer of Goldcorp Inc. He is a member of the Professional Engineers of Ontario. Mr. Humphrey also serves as a director of several public companies in the resource sector.

Notes:

(1)	Member of the Corporate Governance and Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of Health, Safety and Community Committee.

Officers

On the Effective Date, it is contemplated that the senior officers of the Combined Company will include Alexander Black (President and Chief Executive Officer), Kathryn Johnson (Chief Financial Officer) and Eduardo Loret de Mola (Chief Operating Officer). The biographies for Ms. Johnson and Mr. Loret de Mola is set out below.

Kathryn Johnson, CFO

Ms. Johnson is a Chartered Accountant and holds a Bachelor of Arts in Political Science and History from the University of British Columbia. Ms. Johnson joined the Rio Alto team, based in Vancouver, in December 2011. Prior to this, Ms. Johnson was the Corporate Controller at Petaquilla Minerals and a senior associate in the Audit and Assurance Group of PricewaterhouseCoopers LLP.

Eduardo Loret de Mola, COO

Mr. Loret de Mola is a Mining Engineer with a Master’s Degree in Mining Economy from the University of Minnesota and has over 35 years’ experience in executive and management positions in operations, planning and commissioning of mining and exploration projects in Peru and abroad. While working for Trafigura Group he was Corporate Manager for the Latin American Technical Division, General Manager of their two on-going operations in Peru, General Manager of Empresa Minera del Caribe (Cuba) and General Manager for the Latin American Mining Division. He was also Corporate Operative Excellence Manager and International Operations Manager for Hochschild Mining PLC. Additionally, Mr. Loret de Mola has provided high level consulting services to foreign investors and international organizations in the mining operations, environmental and community relations areas, and creation of investor alliances with local companies, and pursuit of strategic partnerships for the execution of projects, feasibility studies and financial evaluations.

Capital Structure

Description of Share Capital

The share capital of Rio Alto will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the Consideration Shares contemplated in the Arrangement and issuance of any Option Shares and Warrant Shares upon exercise of Rio Alto Replacement Options and Sulliden Warrants, respectively.

Rio Alto’s authorized share capital will continue to consist of an unlimited number of Rio Alto Shares without par value and an unlimited number of preferred shares without par value. A summary of the rights of the Rio Alto Shares is set forth below.

In connection with the Arrangement, Rio Alto expects to issue approximately 153,235,766 Consideration Shares, based on the number of Sulliden Shares, Sulliden RSUs and Sulliden DSUs outstanding as at June 26, 2014, and assuming that: (i) all of the Sulliden Shares outstanding as at June 26, 2014 are acquired upon completion of the Arrangement; (ii) all holders of Sulliden Options elect to receive Rio Alto Replacement Options based on the Option Exchange Ratio rather than exercise their Sulliden Options in advance of the successful completion of the Arrangement; and (iii) no holders of Sulliden Warrants exercise their Sulliden Warrants in advance of the successful completion of the Arrangement.

In addition, an aggregate of approximately 21,081,744 additional Rio Alto Shares would be issuable as a result of the Plan of Arrangement as follows: (a) 11,171,632 Rio Alto Shares would be issuable in the event that all of the Rio Alto Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Rio Alto Replacement Options; and (b) 9,910,112 Rio Alto Shares would be issuable in the event that all of the Sulliden Warrants are exercised prior to the expiry date of the Sulliden Warrants. Together with the approximately 153,235,766 Consideration Shares to be issued in connection with the Arrangement, the total number of Rio Alto Shares issued or issuable pursuant to the Plan of Arrangement, being approximately 174,317,511 Rio Alto Shares, is equal to approximately 98.6% of the non-diluted Rio Alto Shares outstanding immediately prior to the Arrangement.

Following the successful completion of the Arrangement, Sulliden will be a wholly-owned subsidiary of Rio Alto and existing Rio Alto Shareholders and Sulliden Shareholders will own approximately 53.6% and 46.4%, respectively, of the outstanding Rio Alto Shares, on a fully diluted in-the-money basis.

Rio Alto Shares

Rio Alto is authorized to issue an unlimited number of Rio Alto Shares. The Rio Alto Shareholders are entitled to receive notice of and attend any meeting of Rio Alto Shareholders and are entitled to one vote for each Rio Alto Share held (except at meetings where only the holders of another class of shares are entitled to vote). Subject to the rights attached to any other class of shares, the Rio Alto Shareholders are entitled to receive dividends, if, as and when declared by the Rio Alto Board and are entitled to receive the remaining property upon liquidation of Rio Alto.

Preferred Shares

Rio Alto is authorized to issue an unlimited number of Prefered Shares. The Preferred Shares may be issued from time to time in one or more series, each consisting of such number of Preferred Shares as determined by the Rio Alto Board, who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. The Preferred Shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of Rio Alto or any other return of capital or distribution of the assets of Rio Alto among its shareholders for the purpose of winding-up its affairs, rank on parity with the Preferred Shares of every other series and shall be entitled to preference over the Rio Alto Shares and the shares of any other class ranking junior to the Preferred Shares.

Rio Alto Selected Unaudited Pro Forma Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Rio Alto’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule “D” to this Circular. The unaudited pro forma consolidated statement of financial position has been prepared from the March 31, 2014 unaudited interim consolidated financial position of Rio Alto and the January 31, 2014 unaudited interim consolidated financial position of Sulliden and gives pro forma effect to the successful completion of the Arrangement as if the transaction occurred on March 31, 2014. The pro forma consolidated statement of net income and comprehensive income for the year ended December 31, 2013 and the three month period ended March 31, 2014 have been prepared, respectively, from the audited consolidated statements of operations of Rio Alto for the year ended December 31, 2013 and for the audited consolidated statements of operations of Sulliden for the year ended April 30, 2013 and from the unaudited interim consolidated statements of operations of Rio Alto for the three months ended March 31, 2014 and the unaudited interim consolidated statements of operations and comprehensive loss of Sulliden for the nine months and constructed twelve months ended January 31, 2014, and gives pro forma effect to the successful completion of the Arrangement as if the transactions occurred on January 1, 2014.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Rio Alto and Sulliden. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Rio Alto and the accompanying notes included in Schedule “D” to this Supplement.

	Three months ended	Year ended December
(in thousands of U.S. dollars)	March 31, 2014 ($)	31, 2013 ($)

Statement of Operations Data:
Sales	65,088	285,122
Gross Profit	22,382	109,166
Operating Earnings	18,583	72,441
Net Income and comprehensive income	9,983	11,359

(in U.S. dollars)

Per Rio Alto Share data:
Basic earnings per share	$0.03	$0.03
Diluted earnings per share	$0.03	$0.03

(in thousands of U.S. dollars)	As at March 31, 2014 ($)

Balance Sheet Data:
Total current assets	85,065
Total assets	653,824
Total current liabilities	51,011
Total liabilities	77,123
Total equity	576,701

Stock Exchange Listings

On completion of the Arrangement, the Rio Alto Shares will continue trading on the TSX, the NYSE and the BVL. The Sulliden Shares are expected to be de-listed from the TSX and BVL as soon as practicable following the Effective Date. Sulliden will also seek to be deemed to have ceased to be a reporting issuer (or the equivalent) under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or the equivalent).

Rio Alto has applied to have the Consideration Shares issuable in exchange for Sulliden Shares pursuant to the Arrangement listed and posted for trading on the TSX and will apply to have such shares listed and posted for trading on the NYSE and BVL. Listing will be subject to Rio Alto receiving approval from, and fulfilling all of the requirements of, the TSX, BVL and NYSE.

Auditors

The current auditors of Rio Alto are Grant Thornton LLP and they will continue as the auditors of the Combined Company after the Effective Date.

Transfer Agent and Registrar

The transfer agent and registrar for the Combined Company’s common shares will be Computershare Trust Company of Canada, (i) 510 Burrard Street, 2nd Floor Vancouver, British Columbia, V6C 3B9 and (ii) 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

INFORMATION CONCERNING SPINCO POST-ARRANGEMENT

The following is a summary of SpinCo’s business and operations, which should be read together with the more detailed information and financial data and statements contained elsewhere in the Sulliden Circular dated June 26, 2014 and in the schedules attached to this Supplement. The information contained in this section, unless otherwise indicated, is given as of June 26, 2014. The Arrangement provides Sulliden Shareholders with the opportunity to participate in SpinCo. Assuming the Sulliden Arrangement Resolution is approved, immediately following the Effective Time, among other things, a Sulliden Shareholder (other than a Dissenting Sulliden Shareholder) will receive, for each Sulliden Share held or to which the Sulliden Shareholder would otherwise be entitled upon the surrender prior to the Effective Date, 0.10 of a SpinCo Share, and SpinCo will own the SpinCo Exploration Property and the SpinCo Assets.

Name, Address and Incorporation

SpinCo was incorporated under the name of 2422222 Ontario Inc. under the OBCA on June 10, 2014, for the purposes of completing the Arrangement. SpinCo will be renamed prior to the completion of the Arrangement. SpinCo is not currently a reporting issuer and its common shares (the “SpinCo Shares”) are not listed or quoted for trading on any stock exchange. Upon completion of the Arrangement, it is expected that SpinCo will become a reporting issuer in Ontario and other Canadian jurisdictions. SpinCo has made application to the TSX for the listing of the SpinCo Shares upon the completion of the Arrangement. Listing will be subject to SpinCo meeting all the original listing requirements and conditions of the TSX.

See “Information Concerning SpinCo Post-Arrangement – Description of the Business of SpinCo”, “Information Concerning SpinCo Post-Arrangement – Description of Securities Distributed – Listing of SpinCo Shares” and “Information Concerning SpinCo Post-Arrangement – Risk Factors”. SpinCo’s registered and head office, and principal business address, are located at 65 Queen Street W. Suite 800, Toronto, Canada M5H 2M5.

Intercorporate Relationships

SpinCo does not currently have any Subsidiaries. It is not anticipated that SpinCo will have any Subsidiaries immediately following completion of the Arrangement.

Description of the Business of SpinCo

General

Under the terms of the Arrangement, SpinCo will be capitalized with either cash or cash and Rio Alto Shares, and will also acquire the SpinCo Liabilities and SpinCo Assets, which includes the following mineral claims, properties and other interests:

(a)	the East Sullivan property located in Québec, Canada (hereinafter referred to as the “SpinCo Exploration Property”);

(b)	all fixed assets of Sulliden and/or its subsidiaries relating exclusively to the SpinCo Exploration Property or located within the boundaries of the SpinCo Exploration Property;

(c)	all joint venture, earn-in, other contracts entered into by Sulliden and/or its subsidiaries, and royalties or other similar rights that relate exclusively to the SpinCo Exploration Property; and

(d)

all exploration information, data reports and studies including all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the SpinCo Exploration Property in Sulliden’s possession or control relating to the SpinCo Exploration Property.

Management of SpinCo considers the SpinCo Exploration Property, located in Abitibi, Québec, to be its material property for the purposes of NI 43-101. Upon completion of the Arrangement, it is anticipated that SpinCo’s primary business focus will be on the exploration of the SpinCo Exploration Property with the objective to identify mineral deposits on the SpinCo Exploration Property that may warrant commercial development. It is expected that SpinCo will finance future exploration and development through existing funds as well as equity financing, by way of joint venture, option agreements or any other means deemed appropriate by management. It is expected that management and directors of SpinCo will participate in such equity financings. There can be no assurance that the SpinCo Exploration Property contains commercially viable mineral deposits until further exploration work is completed and, if warranted, comprehensive economic evaluation based upon that work is concluded. There may also be circumstances where, for sound business reasons, the management of SpinCo may change SpinCo’s primary business focus by seeking other business opportunities or acquiring other prospective mineral properties if the management of SpinCo determines that such change is in the best interests of SpinCo.

Upon completion of the Arrangement, Sulliden Shareholders will together hold in aggregate 91.4% of the then issued SpinCo Shares, with the remaining 8.5% owned by Rio Alto. SpinCo will retain certain of the directors, staff and management of Sulliden. In addition, SpinCo will have approximately $25 million in cash (or $15 million in cash and $10 million in Rio Alto Shares) to fund SpinCo’s initial operations.

See “The Arrangement”, “Information Concerning SpinCo Post-Arrangement – Available Funds and Principal Purposes”, “Information Concerning SpinCo Post-Arrangement – Management’s Discussion and Analysis”, “Information Concerning SpinCo Post-Arrangement – Consolidated Capitalization” and “Information Concerning SpinCo Post-Arrangement – Promoters”.

Mineral Properties

Pursuant to the Arrangement and in accordance with the terms of the SpinCo Conveyance Agreement, Sulliden’s interest in the SpinCo Assets, including the Spinco Exploration Property, will be transferred to SpinCo at the Effective Time.

SpinCo will initially focus on the exploration of the SpinCo Exploration Property. The following disclosure with respect to the SpinCo Exploration Property has been derived from a technical report on the SpinCo Exploration Property dated June 17, 2014 prepared by Mr. Rémi Charbonneau, Geologist, Ph. D., and a QP for the purposes of NI 43-101 (the “SpinCo Technical Report”). A copy of the SpinCo Technical Report will be available for review under Sulliden’s profile on SEDAR.

Property Description and Location

The SpinCo Exploration Property is located in the Abitibi region of Québec, about five kilometres southeast from the city of Val-d’Or. The property forms a single claim block which consists of 21 contiguous staked claims registered in 1981 for a total area of 334 ha.

Sulliden holds a 100% interest on these claims which are all in good standing and not subjected to any royalty agreement. In Québec, staked mining claims require a $1,000 payment or work equivalent to be renewed on a two year anniversary cycle. Suitable banked assessment credits originally generated by completing and filing eligible exploration work may be distributed on contiguous claims. Effective August 19 2013, Sulliden has accumulated credits for a total of $1,083,514, however, effective December 10, 2013, accumulated assessment credits have a period of validity of the longer of 12 years or 12 years after filling for eligible assessment work.

The location of the SpinCo Exploration Property and the claims composing the SpinCo Exploration Property are described in the maps below:

SpinCo Exploration Property Location

Claims Composing the SpinCo Exploration Property

The SpinCo Exploration Property is on public land, and permits should be obtained from the Ministère des Ressources Naturelles du Québec (“MRN”) for machinery access, for drilling, or mechanical trenching activities.

There are no surface rights associated to the land holding, but exploration works should be coordinated with other land users including the MRN, the Québec Environment and Sustainable Development Ministry (“MDDP”), the City of Val-d’Or and Agnico-Eagle’s Goldex-Manitou project managers. The tailings pile left by the former East-Sullivan Mines has been rehabilitated by the MRN and a certificate of authorization issued by the MDDP is required before initiating a drill program from the tailings surface or the containment dam.

The SpinCo Exploration Property includes the past producing site of the East-Sullivan Mine. This historical exploitation of copper-zinc (gold-silver) massive sulphide lenses left mining infrastructure and a large tailings pile covering the central part of the property. After closure of the mine in 1966, the site was abandoned and declared an orphan site by the government of Québec, and is still listed as such. The site was among the first to be reclaimed by the Québec Government in the early 1980’s, because of acid drainage problem caused by the pyrite-rich tailings. Wood waste covering of the tailing pile to reduce oxidation by rain water was initiated in 1984. In addition, the pile was surrounded by a containment dam between 1992 and 1996. In 1998, a recirculation circuit was introduced by pumping the outflow water from the impoundment to the tailing pile, throughout the organic cover.

There is no direct liability for past production on the property for SpinCo, but future exploration and exploitation activities will have to be carried out in coordination with governmental representatives in order to keep the integrity of the tailings confinement system. Ultimately, the tailings pile can be further secured and used for tailings disposal in the case of any future production by constructing appropriate containment facilities for tailings and waste material.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The SpinCo Exploration Property area is easily accessed from well-maintained gravel roads connected to Highway 117. A network of smaller roads, trails and ancient railways give access to most part of the property. The region experiences cold winters and warm summers. Snow accumulation and freeze-up of lakes begins in November and generally persists until April or May.

An experienced mining workforce is well-established in the Val d’Or area, where past and currently operating mines provide the immediate region with abundant specialized mining personnel including engineers, geologists, and technicians. Val d’Or is served by a small airport, a railway line, power lines and telecommunication systems.

The topography of the project area forms a rolling plain, mostly characterized by smooth forested highs (above 320 m) with some outcrops and swampy lower lands. Forested cover is mostly of balsam fir-white birch type, with significative presence of aspen as secondary forest-type.

History

The Bourlamaque Township was first mapped by the Geological Survey of Canada, as the mining camp of Val d’Or was being developed with the starting of several mines in the 1930’s (including Siscoe, Sullivan, Sigma, East Malartic, Lamaque, and others). The copper-zinc East Sullivan mine located in the west portion of the property was discovered in 1945 by mining and geologist engineers George-Henri Dumont and Pierre Beauchemin. The mine was in production from 1949 to 1966.

In 1950, surface diamond drilling approximately 600 to 900 m (2,000 to 3,000 feet) east of the mine shaft revealed two gold bearing intersections. From 1950 to 1958, during the mine production years, this gold structure was episodically explored from the surface and underground works (drifts, raisings and drillings). From 1981 to 1993 sporadic exploration work focused on this gold structure.

East Sullivan Mine

In 1944, a magnetometer survey defined several magnetic anomalies that were tested later by drilling. Most of the drill holes were located within the monzonite intrusive (identified as the Central Post or the East-Sullivan

Stock), since the strongest magnetic anomalies were defined over that area. In 1945, two near surface massive sulphide lenses (A and B) were discovered by drilling a weak anomaly in the west portion of the property. A shaft was sunk in 1946 and was deepened to 350 m (1,150 ft) at the opening of the mine (early 1949). The mining method employed at the East Sullivan mine was sub-level stoping with diamond-drill blast-holes (vertical rings) to break the stope slices. The five-compartment shaft reached 1,219.2 m in depth in 1966.

A concentrator with a capacity of 2,000 tonnes a day was erected in 1947. The mine was operated by East Sullivan Mines Limited (“East Sullivan Mines”) from 1949 to 1956. In 1960, the company changed its name to Sullico Mines Ltd. and the mine remained in production until 1966. The table below lists the statistics for the production at the East-Sullivan Mine. During the 1949-1956 period, East-Sullivan Mines Ltd. produced 15% of Quebec’s total copper output, being the third largest copper producer of that time, behind Noranda Mines Ltd. and Waite Amulet Mines Ltd.

In the first years of operation (1949-1956), most of the ore came from massive sulphide lenses A, B, and C. Gold, silver lead, cadmium and pyrite were also extracted as secondary product. In January 1950, the pyrite plant started to produce long tons of pyrite (up to 48,897 for year 1952). The amount of ounces of gold produced from the East Sullivan mine is episodically reported in some yearly reports of the Mining Industry (Department of Mines): 16,663 ounces of gold in 1950, 4,252 ounces of gold in1952 and 2,161 ounces of gold in 1958.

Historical Production Statistics – East Sullivan Mine

						Pyrite (long
Year	tons	Cu%	Zn%	Au g/t	Ag g/t	tons)	Mill capacity t/day
1949	768,746	1.95	1.11	0.62	14.00		2500
1950	869,587	1.78	0.87	0.53	12.13	27,519	2383
1951	904,762	1.63	1.27	0.53	14.31	48,897	2,479
1952	898,338	1.58	1.18	0.53	13.69		2454
1953	909,140	1.49	1.34	0.47	14.62	28,631	2550
1954	916,119	1.3	1.21	0.40	13.69	5,301.7	2550
1955	958,225	1.22	0.98	0.34	13.37		2550
1956	895,188	1.16	0.69	0.28	10.58		2550
1957	905,241	1.18	0.74	0.28	12.44		2450
1958	896,375	1	0.7	0.31	12.44		2455
1959	957,137	1	0.73	0.25	10.89		2620
1960	974,532	0.96	0.43	0.22	8.4		2663
1961	674,802	0.94	0.47	0.22	8.4		2817
1962	997,403	0.89	0.37	0.19	7.46		2733
1963	1,017,575	0.84	0.25	-	5.91		2760
1964	990,669	0.7	0.19	0.16	4.35		2710
1965	993,321	0.453	-	0.09	3.39		2721
1966	954,536	0.61	-	-	4.04		2700
Total	16,481,696

From 1950 to 1961, other sulphide lenses were developed and progressively came into production. Zinc production was temporarily suspended in years 1953, 1954 and partly in 1958 due to prevailing low prices. During the years when mining activities were undertaken, some exploration drifts were extended towards adjacent properties. One drift was oriented towards D’Aragon Mines Ltd. (southwest) and one towards the Centramaque Gold Mines (west) following option agreements with these companies. In the latter years (1963-1966), exploration ceased and lenses A, B and W became open to the surface. The mine was closed in 1966 and the five-compartment shaft remained in place until dynamited in February 2000. Total production of the mine was 16,007,443 Mt of ore with average contents of 1.023% Cu, 0.695% Zn and 0.329 g/t Au. Record indicate the storage facilities for drill core were destroyed after the closing of the mine.

The East Sullivan Mine was the subject of two geological studies: Assad, J. R., 1958, “The geology of the East Sullivan deposit, Val d’Or, Québec (Ph.D. thesis, McGill University), and Lavoie, S., 2003, “Géologie de la mine East Sullivan, Abitibi-Est, Val d’Or, Québec” (M.Sc. thesis, Université of Québec in Chicoutimi). in an effort to establish the relationship between the ore and the monzonitic intrusive as well as to provide a more comprehensive view of the deposit types and of the mineralisation location.

Gold Mineralization

In 1950, surface diamond drilling revealed two gold bearing intersections within the contact of the East Sullivan monzonitic intrusive 242 m (800 ft) below surface. According to Ministry of Industry 1950, the East drift also reached that area, on the 1,050 ft level. These intersections, located some 762 m (2,500 ft) east of the shaft, were found in a sheared zone that was subsequently explored by drillings from the surface and underground using drifts, raisings and drillings.

A group of prospectors from Val d’Or claimed the property in 1980. An electromagnetic survey was undertaken on the east portion, along with 4 drill holes (ES-1 to ES04) totaling 1,380 m (4,528 ft) that attempted to precisely locate the gold structure.

The claims were transferred to a new public company called “Exploration Denn’Or Inc” which conducted two large drilling programs from 1986 to 1988 to evaluate the gold structure. These drilling programs established that the gold structure strikes east to eastnortheast and dips 35 to 45° towards the south. Two irregular lenses were identified within the main shear zone and were interpreted to be open at depths and laterally. Drill density is irregular with the best drilled area along the mineralized plane (representing a 300 m by 300 m surface) showing piercing points along the plane every 10 to 15 m. Elsewhere along the drilled portion of the plane, the piercing point density is around 50 m.

In 1992, Exploration Denn’Or Inc. changed its name to Sulliden Exploration Inc., and pursued exploration of the SpinCo Exploration Property. During the winter of 1992-1993, exploration works consisted of a compilation of previous data with a new interpretation of the results. New grid lines totaling 16.95 line-km were emplaced followed by an induced polarization survey.

Historical Drilling

		No. of		Diameter of
Operator	Year	Holes	Metres	Core	Downhole Survey
East Sullivan Mine, surface drilling	1950	19	6,133	Not determined	Dip variation is recorded at various depths with occasional azimuth variation along angled hole
East Sullivan Mine, surface drilling	1958	3	703	AX, EX	No record of dip or azimuth variation along angled hole
East Sullivan Mine, underground drilling	1950-1954	60	4,314	A	No record of dip or azimuth variation along angled hole
Nugold	1981	4	1,380	BQ	Dip variation was recorded at various depths on all holes, most being vertical
Denn-Or	1987-1988	94	10,238	BQ	Dip variation was recorded at various depths on all holes, most being vertical
Total		180	22,768

Most of the drill holes from these campaigns helped to define the gold zone. Surface drillhole collars are displayed in the figure below. The underground holes were performed at level 320.1 metre (1050 feet), along the drift extending 760 metres (2,493 feet) eastward. Little information on drill contractor or equipment is available for these campaigns and no core was available for review.

Location of Collars for Surface Drill Holes

These drilling programs established that the gold structure strikes east to eastnortheast and dips 35 to 45° towards the south. Two irregular lenses were identified within the main shear zone and were interpreted to be open at depths and laterally. Drill density is irregular with the best drilled area along the mineralized plane (representing a 300m by 300m surface) showing piercing points along the plane every 10 to 15 metres. Elsewhere along the drilled portion of the plane, the piercing point density is around 50 metres.

					Interpreted true width
Drill Hole #	From (m)	To (m)	Gold content (g/t)	Length (m)	(m)
B14	341.1	343.1	1.56	1.98	1.95
B15	332.8	333.5	1.24	0.61	0.60
B16	335.9	341.7	2.30	5.79	5.70
Including	336.8	338.9	4.35	2.13	2.10
DB-87-23	270.6	272.6	0.74	2.01	1.42
DB-87-29	280.4	290.4	2.09	10.00	7.07
Including	280.4	283.2	4.36	2.77	1.96
DB-88-18	299.5	303.9	0.83	4.42	3.13
DB-88-21	413.7	420.9	6.77	7.19	5.08
Including	416.2	418.9	16.79	2.74	1.94

					Interpreted true width
Drill Hole #	From (m)	To (m)	Gold content (g/t)	Length (m)	(m)
DB-88-25	295.0	296.5	0.31	1.46	1.03
DB-88-31	328.9	338.2	0.44	9.30	6.58
DB-88-36	396.7	397.6	0.93	0.91	0.64
DB-88-39	429.6	432.8	1.14	3.26	2.31
ES2	338.7	343.9	4.23	5.15	3.64
Including	339.1	341.0	10.69	1.92	1.36

Historical evaluation of the Gold Zone

Some underground holes intercepted the gold structure at a low angle with assayed drill core indicating that the mineralized zone was fairly continuous, with values such as 9.11 g/t Au over 41.5 metres and 12.44 g Au/t over 18.9 metres. In addition, two raisings each totaling 30 metres (98.5 feet) were realized at level 320.1 metre (sections 6100E and 6200E) and were most probably parallel to underground holes. Only one raising was sampled. Channel samples over a length of 18.3 metres returned 5.48 g/t Au and 10.28 g/t Au from the east and west raising walls, respectively.

Two additional fracture zones parallel or oblique to the main sheared zone were intersected in the south-central portion of the investigated area. They were reported to be at shallower depths and contain some higher grades than the main shear zone.

Historical sampling and analysis

The table below includes statistics describing sampling done during the various drill campaigns.

Sampling was done continuously in and around the gold-bearing geological unit (shear-zone). Sampling was sporadic elsewhere and focused on geological features. No details have been compiled on sample preparation and analysis for drill core assayed during these drill campaigns.

In 1981 and 1987, Laboratoire d’Analyse Bourlamaque was used as the principal laboratory. The author of the SpinCo Technical Report has no knowledge of the laboratory certification at the time these assays were done. Gold is reported as the main metal assayed. Silver, copper and zinc are also infrequently reported. No specific gravity measurements were reported. No other information is available at this moment such as laboratories used, as assays were found integrated in the log sheets.

			Minimum	Maximum	Average
	No. of	Metrage	Sample Length	Sample Length	Sample Length
Operator	Samples	Sampled (m)	(m)	(m)	(m)
East Sullivan Mine, surface 1950	458	217.7	0.2	0.8	0.5
East Sullivan Mine, surface 1958	73	68.8	0.2	1.0	0.9
East Sullivan Mine, underground	1,279	999.6	0.2	1.8	0.8
Nugold	68	39.8	0.3	1.1	0.6
Denn-Or (1987)	1,522	2,142.0	0.3	2.4	1.4
Denn-Or (1988)	2,352	2,978.9	0.1	1.5	1.3
Total	5,752	6,446.8

No quality control procedures have been found for the sampling mentioned above, except for the following items:

(a)	Limited sludge assays for drill intervals are reported for the East Sullivan campaigns (surface 1958 and underground).

(b)	Limited re-assay of smaller, gold carrying interval within a previous larger sampled interval in 1987.

(c)	A program consisting of 78 re-assays for gold, focused mostly on reproducing detectable gold assays for the 1988 drill program.

Historical estimate of the Gold Zone

In 1988, an estimation of the Gold Zone was produced using data from 180 surface and underground diamond drill holes, along with samples from one exploration drift and one raising. This evaluation resulted in a historical resource estimate (not in compliance with the reporting standards in NI 43-101) of 442,376 tonnes at 4.60 g/t Au using a 1.56 g/t Au cut-off. This estimate is presented in an evaluation report commissioned by Denn’Or and dated by October 1988. A QP has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. SpinCo is not treating the historical estimate as current mineral resources or mineral reserves but rather to show the gold potential associated with the Gold Zone present on the SpinCo Exploration Property. These estimates should not be relied upon.

This volume estimate was performed by Denn’Or using an in-house modified polygonal method with categories other than the ones set out in NI 43-101 and not prepared to the standards required by the instrument or modern estimation practices. The estimate was made by considering 30 metres by 30 metres square surrounding each piercing point on the longitudinal transect and obtaining a volume by multiplying this surface by the thickness of the mineralized intersection. The average grade of the intersection was then attributed to each square, which was used to calculate the estimation.

The details of the estimation parameters are as follow:

  High cut-off grade for individual assays of 1 oz / t (31.104 g/t )

  Specific gravity of 11 pi3/ tonne ( 3.21 g/cm3)

  Minimum intersection width of 5 feet (1.524 metre)

  Only intersections with average of all assays above the low cut-off grade of 1.56 g/t Au were used

  Volume calculations used the following criteria:

o	Thickness of the block equals the true width of mineralized intersections (minimum of 5 feet)

o	Along the mineralized plane, a “probable category” was defined for squares centered on the piercing point of the intersection, each square having 100 feet (30.48 m) of side

o	Possible category was defined for a square of 200 feet (60.96 m) of sides centered on the piercing point, excluding the surface being categorized as probable

o

The side of a square was reduced in a direction where another piercing point was found at less than 100 feet (probable) or 200 feet (possible). In that case, the side of the resulting rectangle was set at half distance between the piercing points.

This historical estimate is best described as an “exploration target” and it is mentioned here to illustrate the potential associated with the Gold Zone present on the SpinCo Exploration Property. A full compilation of historical data and new drilling are necessary to upgrade this historical estimate to a current mineral resource or mineral reserve estimate. The decision to include part or all of this data into the project technical databases for possible future resource estimation will be made after the compilation process for historical data is completed.

Geological Setting and Mineralization

Regional Geology

The SpinCo Exploration Property is located in the north-central part of the Archean Abitibi Greenstone Belt, a subprovince of the Archean Superior Province of the Canadian Shield. This belt includes volcanosedimentary assemblages and granitic rocks of Archean age (> 2.5 Ga). The Abitibi Greenstone Belt was affected by a regional north-south compression. The volcanic sequences generally show east-west oriented synforms with synvolcanic and/or syntectonic plutons, alternating with east-west sedimentary sequences which tend to be unconformable. Most of the sedimentary and volcanic sequences dip steeply, with a regional subvertical schistosity generally oriented east-west. The volcano-sedimentary sequences are dissected by major structures of east-west direction. These structures are generally described as tectonic zones or deformation corridors of high amplitudes.

The Abitibi Greenstone Belt is formally divided into two segments: the Northern Volcanic Zone (“NVZ”), which covers most part of the Belt and the Southern Volcanic Zone (“SVZ”). The NVZ is a coherent geotectonic unit initially formed as a diffuse volcanic arc, which evolved into a mature arc as represented by a second volcanic and sedimentary cycle. The SpinCo Exploration Property is located in this volcanic zone. More specifically, the project is situated in the southern part of Harricana-Turgeon Belt which contains the plutonic and volcanosedimentary domains extending over 250 km along an east-west axis and over 70 km along a north-south axis. The composition of these complexes varies from dioritic to granodioritic.

Local Geology

The property encompasses the western contact of the monzonitic East-Sullivan Stock, which intrudes the volcanic sequence of the Val-d’Or and Heva Formations. The Val-d’Or Formation presents an alternance of andesitic and basaltic flows with intermediate volcaniclastic rock. The andesitic and dactic flows are porphyritic or massives while basaltic flows are brecciated with about 30% of angular clasts. In turn the volcaniclastic varies from tuff to lapilli tuff. The Heva Formation is characterized by massive to pillowed volcanic flows of basaltic composition. The East-Sullivan Stock is an elliptical, massive to porphyritic, multiphase intrusive body of monzonitic to dioritic composition. Contact metamorphism is in the forms of biotite rich bands affecting the surrounding volcanics. Finally, a northeast striking diabase dyke swarm intruded the area, during the Proterozoic Era.

Structurally, the property is included into the Val-d’Or Domain characterized by NE-SW orientation of the stratigraphy. This domain, which corresponds more or less to the Val-d’Or Formation, represents a younger volcanic sequence affected by only one phase of deformation of younger age.

The immediate host rocks of the sulfides ore bodies at the SpinCo Exploration Property are described as agglomerate and fragmental flows, according to former descriptions.

Mineralisation

Two distinct mineralisations of importance are found on the SpinCo Exploration Property: the now extracted sulphide rich base metal mineralization of the East-Sullivan Mine and the gold bearing shear zone that includes the Gold Zone.

The base-metal sulfide-rich mineralization occurs as subvertical lenticular bodies elongated in the E-W and ENE-WSW directions within the volcanic sequence of the Val-d’Or Formation. These mineralized bodies consisted of massive to semi massive sulfides including pyrrhotite pyrite chalcopyrite and sphalerite. Other minor sulfide minerals were arsenopyrite, marcassite, galena, ilmenite and magnetite. Alteration minerals include quartz, chlorite, sericite and carbonate. Production statistics presented above in the table entitled “Historical Production Statistics – East Sullivan Mine” show copper grades from 0.4 to 2.0%, zinc from 0.2 to 1.3%, silver from 3.4 to 14.0g/t and gold from 0.1 to 0.6 g/t. Although up to 22 lenses were exploited, most of the production is derived from three main lenses of massive sulfides (A, B, an d C) present near the surface, above 300 m (900 feet) in depth). The other lenses found at depth were smaller and contained lower copper grades, some of them being dominated by zinc. This mineralized system is older than the intrusive, as evidenced by the finding of massive sulfides remnants present as xenolith into the intrusive.

The gold mineralization zone is located in a fault plane that cuts intrusive rocks of the East-Sullivan Stock. This plane has a 45° dip to the south. It is described as a quartz-vein filled shear zone with a true thickness of six metres (20 feet) on average. The shear itself is composed of a poorly consolidated dark mylonite injected with quartz-carbonate-pyrite veins where gold values appear to correlate with the amount and size of pyrite crystals. Gold concentration obtained in drill core from the Gold Zone show a wide range of variation from undetected to 16.8 g/t Au, which may reflect both (i) poor distribution of gold into the structure and (ii) nugget effect associated with coarse gold, as frequently observed in gold-in-vein occurrences. Gold values are generally associated with quartz-carbonate veins 0.3 to 2.0 meter thick located near the lower contact of the shear zone in association with a dark mylonite. Associated alterations include quartz veining and silicification pyritization, sericitization, chloritization, carbonatation and hematization. The gold bearing fault plane was investigated by drilling between 200m and 400m of depth and laterally over a distance of more than 300m. Its projected intersection to the surface should correspond approximately to the north limit of the property. The dark mylonite presumably corresponds to a pre-existing mafic dyke. Smaller but richer gold-bearing quartz-pyrite veins were encountered outside from the main fault plane which may represent filling of tensional fracture associated with the main shear.

Deposit Types

Two main type of mineralisation found in the SpinCo Exploration Property are: copper-zinc-gold-silver ore extracted at the East Sullivan mine from 1949 to 1966, and gold mineralisation discovered in the 1950’s less than one kilometer to the east of the mine.

Deposit type for base metal ore

The East-Sullivan ore is typical of volcanogenic massive sulfide (“VMS”) deposits found in the Abitibi sub-province such as Louvicourt, Manitou-Barvue, Dunraine and the Louvem deposits. VMS deposits are synvolcanic accumulations of sulfide minerals that occur in geological domains characterized by submarine volcanic rocks. In simple terms, mineralized discordant lenses topped with a stratiform mineralized cap. VMS are classified based on base metal content, geological environment, host rock types or by the distribution of the alteration zones. This deposit could be classified using chlorite alteration, discordant alteration pipe and volcanic rock types observed at East Sullivan as a Noranda type.

A total of 16 million tonnes of ore with grades of 1.03 % Cu, 0.7% Zn, 0.3 g/t Au and 9.6 g/t Ag were mostly extracted from the upper 3 massive sulphide lenses at East Sullivan. Some 20 other lenses consisting of disseminated and brecciated ore as well as stringers were reported beneath the massive lenses. Although ore grades were decreasing in the last years of exploitation at East Sullivan, it is suggested that the mineralized zones are still open at depth, and that the ore lenses and host rocks were put in place as mineralized blocks displaced along faults and that possible extension of the deposit could have been laterally displaced at depth. The extension of the majority of the zones at depth was not fully investigated.

Deposit type for gold

Exploration work and a review of the geological literature of the area suggest that the gold mineralization found at East Sullivan could belong to the mesothermal type of gold deposit or gold bearing shear deposits.

At East Sullivan, the Cadillac Break regional fault zone is found less than 2 kilometres south of the property and a north to north-east trending shear zone crosscuts the entire property. Gold mineralized zones defined in 1987-88 are associated to this structure which crosscuts the contact between the monzonite to the east and the volcanics to the west. This structure is believed to have a semi-regional scale and was detected over a length of 400m and is up to 14m thick, with an average thickness of 6m.

The gold mineralisation described above seems to form a planar structure with little deformation, indicating a late mineralizing event in the history of regional deformation. The quartz-tourmaline vein deposit found in ductile shear zones of the Val D’Or area have been described as resulting from hydrothermal and deformation events considered to be contemporaneous to the Cadillac tectonic zone which is a major structure formed during regional deformation. This major structure could have drained auriferous fluids towards second and third order structures in the area of East Sullivan.

Exploration

Exploration work performed by prior companies is described above. The work detailed below summarizes exploration activities conducted by Sulliden on the SpinCo Exploration Property during the summer of 2013.

A digitized index was created to classify and facilitate further research for the 5,242 historical documents compiled so far for the SpinCo Exploration Property.

During summer 2013, 21,719 microfiches preserved since mine closure have been digitalized into image files by the MRN. Upon reception, 11,420 of these images have been transformed into pdf format, combined (if necessary) and classified into the index based on their nature. So far, indexed documents includes 988 drill logs, 2,519 plans, 1,779 sections and 17 reports.

Independent studies have been conducted over the SpinCo Exploration Property over the years. These documents include both geological and environmental studies, that have been regrouped and classified into the index.

All available exploration drill logs and reports done by prior companies (except East Sullivan Mines) have been regrouped and classified into the index. So far, a total of 50 logs performed within the property and 94 logs in the surrounding properties are now archived.

Approximately 55% of the documentation received from the MRN has been compiled, and from this initial compilation, the following databases were generated.

Drill and old workings databases

Digitized drill databases have been generated with the data compiled which consists at this moment of 2,154 drill logs. Information collected included drilling operators and date, collar location, dip, bearing, and length of drillholes. Some down hole data was also compiled, and the data compiled consists mostly of gold assays, lithology and mineral type, structure and texture information. The old stopes and exploration workings from the mine were also located according to the mine grid and a 3D framework of such infrastructure was generated. Assay values for gold from the workings of the old mine were also compiled into a database.

Structural element database

The compilation also focused on structural information displayed on geological maps drawn for 28 mine levels e.g. at every 60 m (200 feet). This data was used to generate a structural database. During summer 2013, 311 maps were referenced into ArcGIS from which two main types of data were extracted: structural symbols, and chronological markers. The database includes 4,656 referenced structural symbols and 183 chronological markers.

Using a 3D modeling software, every geological map compiled from the old mine showing the development layout was referenced and delimitations of ore bodies and tunnels were traced and connected to form a 3D model as shown below. The location of the gold zone is also displayed in relation to the exploration drift in the figure below.

Relation of the gold zone with the East Sullivan Mine

Drilling and Sample Preparation, Analyses and Security

Neither Sulliden nor SpinCo have performed any drilling or sampling activity on the SpinCo Exploration Property. Historical drilling and sampling is described above. See “Mineral Properties – History.”

Data Verification

Most of the data used in the present report are from historical works and little material is left for direct verification, except for exploration reports stored in internal archives or assessment files. Nevertheless, the database and particularly in the case of information from independent sources did not show major inconsistencies, so that available information is valuable in the present context where information is used as an indication of the mineralization potential to warrant further exploration works, including redrilling of the Gold Zone.

Mineral Processing and Metallurgical Testing

The Gold Zone of the SpinCo Exploration Property is at an early stage of exploration and mineral processing or metallurgical testing has not been performed at this stage.

Mineral Resource Estimate

There are no current mineral reserves or mineral resources for the SpinCo Exploration Property.

Exploration and Development

The gold-bearing shear zone on the SpinCo Exploration Property occurs within the late tectonic East Sullivan intrusion showing good analogy with operating or past gold mines located to the north in the Bourlamaque Pluton. The gold is found in a 6m wide shear zone with penetrative deformation injected by quartz-carbonate-pyrite auriferous veins. Gold assay values show a strong variability which can be due to poor distribution of gold into the mineralized structure or coarse gold grains scattered into the fault zone.

The Gold Zone has been investigated from 200m to 400m at depth and laterally over a distance of more than 300m. The lateral and downward extensions of the gold-bearing shear zone plane remain to be tested by drilling. The most important risk elements for the project are related to the probability of intersecting the targeted structure across an ore shoot with economic values.

In order to improve the comprehension of the nature and geometry of the mineralized system present on the property, it is recommended that SpinCo complete the historical data compilation initiated in 2013 while simultaneously performing surface exploration work on the property and gathering social and environmental information. These steps will be necessary to obtain the necessary permits to initiate a drill campaign. Accordingly, a non-contingent first phase of work with a $150,000 budget is proposed. Following the completion of the compilation, a second phase of work, which would consist of a drill program with a budget of C$2,000,000, is recommended. Both phases would total C$2,150,000.

Phase I	quantity	unit	Unit cost	Cost ($)
Completion of compilation work	90	man-days	$600.00	$54,000
Survey				$15,000
Line cutting	10	line km	$800.00	$8,000
IP geophysics	10	line km	$1 400.00	$14,000
Permitting	50	man-days	$600.00	$30,000
Production of maps and report	25	man-days	$600.00	$15,000
Contingency (approx. 10%)				$14,000
Total				$150,000

Phase II	quantity	item	Unit cost	Cost ($)
Interpretation of targets	20	man-days	$600	$12,000
Drilling	10,000	m	$100	$1,000,000
Core logging and splitting	200	team-days	$1,000	$200,000
Mobilisation transport expenses				$65,000
Lodging and food	200	team-days	$200	$40,000
Field supply				$40,000
Laboratory assay	7,500	samples	$40	$300,000
Production of plan and report				$60,000
Logistics				$33,000
Contingency (approx. 10%)				$250,000
Total				$2,000,000

Total for phase I and phase II				$2,150,000

Available Funds and Principal Purposes

Available Funds

Following completion of the Arrangement, it is anticipated that SpinCo will have approximately $25 million in available funds in the form of cash or cash and Rio Alto Shares (the “Available Funds”). It is anticipated that approximately $2.15 million of the Available Funds will be used in accordance with the recommended work program for the SpinCo Exploration Property as set out in the SpinCo Technical Report. The remainder of the available funds will be used for working capital purposes.

See Schedule “E” to this Supplement for a copy of SpinCo’s MD&A, for the period from incorporation on June 10, 2014 to the end of day on June 10, 2014.

Principal Purposes

The following table summarizes expenditures anticipated by SpinCo required to achieve its business objectives during the 18 months following completion of the Arrangement and the proposed listing of the SpinCo Shares on a stock exchange.

Principal Purpose	Amount ($)
Project expenditures for the SpinCo Exploration Property(1)	$2.2 million
Phase one and Phase two
General and administrative expenses for 18 months	$2.4 million
Total	$4.6 million

Note:

(1)	For more information, see “Information Concerning SpinCo Post-Arrangement – Mineral Properties-Exploration and Development”.

SpinCo intends to spend the funds available to it as stated in the table above. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for SpinCo to achieve its objectives or to pursue other exploration and development and/or business opportunities.

Business Objectives and Milestones

With the funds available to it as described above under the subheading “Information Concerning SpinCo Post-Arrangement – Available Funds and Principal Purposes, and Business Objectives and Milestones”, SpinCo intends to continue exploration of the SpinCo Exploration Property to increase the value of SpinCo. Due to the inherent risk of the mineral exploration business, SpinCo also will evaluate other properties as suitable opportunities are identified. The significant events that must occur for the business objectives above to be accomplished are positive exploration results (e.g., drilling results) that indicated continued work on the SpinCo Exploration Property is warranted. Should the results deem that further work is not justified, the company will look for other opportunities or pursue other business opportunities if the management of SpinCo determines that it is in the best interests of SpinCo to change SpinCo’s primary business focus.

Dividend Policy

SpinCo has not paid dividends since its incorporation. SpinCo currently intends to retain all available funds for use in its business and does not anticipate paying any dividends for the foreseeable future.

Selected Financial Information

Financial Statements

Included as Schedule “E” to this Supplement are audited financial statements of SpinCo for the period from incorporation on June 10, 2014 to the end of day on June 10, 2014, comprising a statement of changes in equity, a statement of cash flows and, a statement of financial position as of June 10, 2014 and notes to such statements. The financial statements of SpinCo were prepared in accordance with IFRS. Upon completion of the Arrangement, the SpinCo Assets will be transferred to SpinCo and will form the primary business of SpinCo, therefore included as Schedule “F” to this Supplement are the audited consolidated financial statements of the SpinCo Exploration Property business (the “SpinCo Exploration Property Business”) of SpinCo for the financial years ended April 30, 2014, 2013 and 2012, comprising of a statement of comprehensive income, a statement of changes in equity and a statement of cash flows of the business for the years ended April 30, 2014, 2013 and 2012; a statement of financial position for the years ended April 30, 2014 and 2013, and notes to such statements.

Included as Schedule “G” to this Supplement are the unaudited pro-forma consolidated financial statements of SpinCo in respect of SpinCo after giving effect to the Arrangement and the acquisition by SpinCo of the SpinCo Assets, comprising a pro-forma statement of financial as at April 30, 2014 and a pro-forma consolidated statement of comprehensive loss for the year ended April 30, 2014.

Selected Unaudited Pro Forma Financial Information

The following tables set out the unaudited pro forma consolidated financial information for SpinCo as at April 30, 2014, comprising the consolidated pro forma statement of financial position as at April 30, 2014 assuming the Arrangement occurred on April 30, 2014, and the consolidated pro forma statement of comprehensive loss for the year ended April 30, 2014 as if the Arrangement had occurred on May 1, 2013, all of which is qualified by the more detailed information contained in the unaudited pro-forma consolidated financial statements of SpinCo as at April 30, 2014 included as Schedule “G” to this Supplement.

2422222 Ontario Inc.
Selected Pro-Forma Consolidated Financial Statement Information Statement of
Financial Position as at April 30, 2014 ($)

Assets
Cash and Cash Equivalents	$25,000,001
Exploration and evaluation assets	$183,538
Total Assets	$25,183,539

Liabilities
Accounts Payable	$50,000

Equity
Contributions from Sulliden Gold Corporation Ltd.	-
Share capital	$22,704,418
Share purchase warrant reserve	$274,126
Share-based payment reserve	$2,154,995
Deficit	Nil
Total Liabilities and Equity	$25,183,539

2422222 Ontario Inc.
Selected Pro-Forma Consolidated Financial Statement Information
Consolidated Statement of Comprehensive Loss for the year ended April 30, 2014 ($)

Expenses
Share-based compensation	$(2,129)
General and administrative expenses	$(3,575)
Other	$(5,704)
Investment Income	$494
Net Loss and Comprehensive Loss for the Year	$(5,210)
Deficit, beginning of year	$(2,374)
Deficit, end of year	$(7,584)
Basic and Diluted Loss per Share	$(0.0002)

Management’s Discussion and Analysis

Included as Schedule “E” to this Supplement is SpinCo’s MD&A for the period from incorporation on June 10, 2014 to the end of the day on June 10, 2014. It includes financial information from, and should be read in conjunction with, the audited consolidated financial statements of SpinCo and the notes thereto, which are attached as Schedule “E” to this Supplement, as well as the disclosure contained throughout this Circular.

Included as Schedule “F” to this Supplement is the MD&A for the SpinCo Exploration Property Business for the fiscal years ended April 30, 2014 and 2013. It includes financial information from, and should be read in conjunction with, the audited consolidated carve-out financial statements of the SpinCo Exploration Property Business and the notes thereto, prepared in accordance with IFRS, as issued by the International Accounting Standards Board (which such carve-out statements are attached as Schedule “F” to this Supplement), as well as the disclosure contained throughout this Circular.

Description of Securities Distributed

SpinCo Shares

The authorized capital of SpinCo consists of an unlimited number of SpinCo common shares (hereinafter referred to as “SpinCo Shares”), of which one SpinCo Share is issued and outstanding as of the date of this Supplement. Holders of SpinCo Shares are entitled to one vote per SpinCo Share at all meetings of the shareholders of SpinCo, to receive dividends as and when declared by the directors, and to receive a pro rata share of the assets of SpinCo available for distribution to holders of SpinCo Shares in the event of liquidation, dissolution or winding up of SpinCo. All SpinCo Shares rank pari passu, each with the other, as to all benefits which might accrue to the holders of common shares.

Assuming completion of the Arrangement and pursuant to its terms, approximately 31,884,394 SpinCo Shares (assuming no exercise of Sulliden Options and Sulliden Warrants) will be issued and outstanding as fully paid and non-assessable upon completion of the Arrangement, all of which will be distributed to the Sulliden Shareholders. In addition, approximately 4,015,570 SpinCo Shares will be reserved for issuance upon the exercise of SpinCo Options and Sulliden Warrants. For further details with respect to the distribution of the SpinCo Shares upon completion of the Arrangement, see “The Arrangement – Principal Steps of the Arrangement” and “Risk Factors – Risk Factors Relating to the Arrangement” in this Supplement, and “Procedure for Exchange of Sulliden Shares”, “Treatment of Fractional Shares”, and “Cancellation of Rights After Six Years” in the Sulliden Circular”.

Listing of SpinCo Shares

SpinCo has made an application to have the SpinCo Shares listed for trading on the TSX. Listing of the SpinCo Shares is subject to SpinCo meeting the original listing requirements of the TSX. However, there can be no assurances as to if, or when, the SpinCo Shares will be listed or traded on a stock exchange. As at the date of the Circular, there is no market through which the SpinCo Shares to be distributed pursuant to the Arrangement may be sold and Sulliden Shareholders may not be able to resell the SpinCo Shares to be distributed to them pursuant to the Arrangement. This may affect the pricing of the SpinCo Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the SpinCo Shares, and the extent of issuer regulation. As at the date of the Circular, SpinCo does not have any of its securities listed or quoted, has not applied to list or quote any of its securities, and does not intend to apply to list or quote any of its securities, on a U.S. marketplace, or a marketplace outside Canada and the United States of America.

See “Information Concerning SpinCo Post-Arrangement – Risk Factors”.

SpinCo Options

Pursuant to the Plan of Arrangement, at the Effective Time, the vesting of each Sulliden Option will be accelerated and exchanged for one Sulliden Class A Option and 0.1 SpinCo Option. Each whole SpinCo Option may be exercised at a price equal to the original exercise price of such Sulliden Option multiplied by the Fair Market Value of one SpinCo share divided by the total Fair Market Value of one Sulliden Class A Share and one SpinCo Share multiplied by 0.1. See “The Arrangement – Principal Steps of the Arrangement – Sulliden Option Plan”.

As of the date of the Circular, SpinCo’s board of directors has adopted the SpinCo Stock Option Plan. See “Information Concerning SpinCo Post-Arrangement – Options to Purchase Securities” in this Supplement. The full text of the SpinCo Stock Option Plan is set out in the form of Appendix “J” to the Sulliden Circular.

Consolidated Capitalization

The following table and the note thereto sets forth the share capital of SpinCo after giving effect to the Arrangement. The following table should be read in conjunction with, and is qualified by reference to, the pro forma consolidated financial statements of SpinCo, attached as Schedule “G” to this Supplement.

Estimated Amount
		Amount Outstanding as of June	Outstanding after Giving
Designation of Security	Authorized	26, 2014	Effect to the Arrangement
Common shares, options and	Unlimited	One common share	31,884,393(1)(2) Common
Sulliden Warrants		$1	shares and 4,015,570 SpinCo
Options and Sulliden
Warrants
$25,000,000(3)

Notes:

(1)

This estimate is based on the following assumptions: (i) that there will be 315,583,932 Sulliden Shares issued and outstanding immediately prior to the Effective Time; (ii) that none of the Sulliden Warrants outstanding as of June 26 2014 will be exercised prior to the Effective Time; and (iii) that none of the Sulliden Options outstanding as of June 26, 2014 will be exercised prior to the Effective Time.

(2)	The 31,884,393 common shares do not include the 4,015,570 SpinCo Shares issuable upon the exercise of SpinCo Options or the SpinCo Shares issuable upon the exercise of Sulliden Warrants.
(3)

The $25,000,000 capitalization amount assumes there will be no difference between the Market Value of a Sulliden Share and 0.525 of a Rio Alto Share at the Effective Time. In the event that the Market Value of a Sulliden Share exceeds the Market Value of 0.525 of a Rio Alto Share at the Effective Time, the holders of Sulliden RSUs and Sulliden DSUs will receive a cash payment equivalent to the difference for each such Sulliden RSU or Sulliden DSU held; 50% of which will be satisfied from the cash portion of the Sulliden Cash Transfer and 50% of which will be satisfied by Rio Alto, and the $25,000,000 capitalization amount will be less corresponding to the amount satisfied by the cash portion of the Sulliden Cash Transfer.

SpinCo has not yet completed a financial year. There has not been any material change since the date of incorporation, and it is not proposed there be any material change in the share and loan capital of SpinCo on a consolidated basis, except for the proposed issuance of SpinCo Shares and SpinCo Options pursuant to the Arrangement.

Options to Purchase Securities

As of the date of the Circular, SpinCo’s board of directors (the “SpinCo Board”) has adopted the SpinCo Stock Option Plan. As of the date of the Circular, SpinCo has not granted any incentive stock options under the SpinCo Stock Option Plan, or otherwise, nor has it issued any other rights or securities to purchase SpinCo Shares. The SpinCo Board does not intend to grant any incentive stock options until such time following listing of the SpinCo Shares on an exchange in order that the trading price of the SpinCo Shares will have stabilized, such that a fair market value exercise price for options can be determined. See Appendix “J” in the Sulliden Circular.

Assuming no exercises of Sulliden Options between the date of this Supplement and the Effective Date, 2,127,930 SpinCo Replacement Options will be issued in exchange for Sulliden Options as part of the Arrangement.

Prior Sales

During the twelve months prior to the date of this Supplement, the following SpinCo Shares have been issued:

	Number of Issued SpinCo
Date of Issue	Shares	Price per SpinCo Share	Total Consideration
June 10, 2014	1	$1.00	$1.00

Escrowed Securities

There are no SpinCo Shares currently held in escrow and none are anticipated to be held in escrow following the Effective Date, unless required by a stock exchange, as applicable.

Principal Securityholders of Voting Securities

As of the date of this Supplement, the following person(s) beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding SpinCo Shares:

Number and (Percentage) of
Name	Designation of Class	Type of Ownership	SpinCo Shares(1)
Sulliden Gold Corporation Ltd.	Common shares	Registered and	1 (100%)
Beneficial

Note:

(1)	Based upon the current issued capital of SpinCo, which does not include any SpinCo Shares that will be issued pursuant to the Arrangement.

To the knowledge of SpinCo’s directors and executive officers, no person, upon completion of the Arrangement, will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the then outstanding SpinCo Shares.

Directors and Executive Officers

Name, Occupation and Security Holding

The following table sets forth the name, province or state, country of residence, and position with SpinCo, of each current and proposed director and executive officer of SpinCo, the principal business or occupation in which each director and executive officer of SpinCo has been engaged during the past five years, their relevant experiences, and the date of appointment of each director and executive officer. Each director will hold office until the next meeting of shareholders of SpinCo, unless their office is vacated.

Name, Province or State and Country of Residence and Position (1)	Date of Appointment(2)	Principal Occupation for the Past Five Years and Relevant Experience
Peter Tagliamonte Ontario, Canada Chairman and Director	June 10, 2014	Mr. Tagliamonte is currently Co-Chairman and CEO of Sulliden, a gold exploration company. Mr. Tagliamonte is a professional mining engineer and also holds an MBA from the Richard Ivey School of Business, at the University of Western Ontario. He is the former President and CEO of Central Sun Mining and COO of Desert Sun Mining where he developed the Jacobina Mine in Brazil into a 4,200-tonne-per-day mining operation. Mr. Tagliamonte has over 25 years of progressive managerial experience building and operating mines worldwide, notably in Central and South America. In 2005, he received the Mining Journal’s “Mine Manager of the Year” award in recognition for his work in the mining sector. Mr. Tagliamonte also serves as a director of several public companies in the resource sector.
Justin Reid Ontario, Canada CEO and Director	June 10, 2014	Since February 2013, Mr. Reid has served as President of Sulliden. Mr. Reid is a geologist and capital markets executive with over 20 years of experience focused exclusively in the resource space. Mr. Reid holds a B.Sc from the University of Regina, an M.Sc from the University of Toronto and MBA from the Kellogg School of Management at Northwestern University. Mr. Reid started his career as a geologist with SGS and Cominco Ltd. after which he became a partner and senior mining analyst at Cormark Securities in Toronto. In 2009, Mr. Reid was named Executive General Manager at Paladin Energy Ltd. responsible for leading all merger and acquisition, corporate and market related activities. He returned to Canada in early 2011 assuming the role of Managing Director Global Mining Sales at National Bank Financial, where he directed the firm’s sales and trading in the mining sector.
Stan Bharti Ontario, Canada Director	June 10, 2014	Executive Chairman of Forbes, a private merchant bank. Mr. Bharti has over 25 years of experience in operations, public markets and finance. Over the last 10 years, Mr. Bharti has been involved in acquiring, restructuring and financing various business ventures, mostly in the resource sector. He is a Professional Mining Engineer and holds a Masters Degree in Engineering from Moscow, Russia and the University of London, England. In addition, Mr. Bharti is a director of several public and private companies.

Name, Province or State and Country of Residence and Position (1)	Date of Appointment(2)	Principal Occupation for the Past Five Years and Relevant Experience
Bruce Humphrey(3) Ontario, Canada (Proposed Director)	Expected to be Appointed as of the Effective Date	Mr. Humphrey is a mining engineer with over 35 years of experience. He served as the President and Chief Executive Officer of Desert Sun Mining Corp. from October 2004 to April 2006. From May 1998 to May 2004, Mr. Humphrey served as Senior Vice President and Chief Operating Officer of Goldcorp Inc. He is a member of the Professional Engineers of Ontario. Mr. Humphrey also serves as a director of several public companies in the resource sector.
Pierre Pettigrew(3) Ontario, Canada (Proposed Director)	Expected to be Appointed as of the Effective Date	From January 1996 to February 2006, Mr. Pettigrew served as member of Parliament of the Government of Canada where he led a number of senior government departments in successive federal Canadian governments. Among other positions, he has served Canada as the Minister of Foreign Affairs, Minister for International Trade and the Minister for International Cooperation. Pierre Pettigrew presently works with Deloitte & Touche, LLP in the role of Executive Advisor, International and he serves as a director of several public companies.
George Faught(3) Ontario, Canada (Proposed Director)	Expected to be Appointed as of the Effective Date	Mr. Faught is a Chartered Accountant with over 25 years of senior management experience and is currently the Vice Chairman of Aberdeen International Inc. He has served as the Chief Financial Officer of publicly traded companies in the natural resources, financial services and pharmaceutical industries. Mr. Faught has broad financial management, corporate development and operating experience and from 1999 to 2005 served as the Chief Financial Officer for North American Palladium Ltd., a mid-tier platinum group metal producer. Prior to that, he served as Chief Financial Officer for Hudson Bay Mining & Smelting Co. Ltd., an integrated base metals producer, and William Resources Inc., an international gold producer. He also serves as a director of several public companies in the resource sector.
Deborah Battiston Ontario, Canada CFO		Ms. Battiston is a Certified General Accountant with over 20 years of accounting and financial management experience. At present, she is the Chief Financial Officer of a number of Canadian public companies in the mining sector. She has broad international experience having dealt with companies in over fourteen countries and having lived in Japan for several years. She has obtained a B.A. in Economics from the University of Guelph.
Neil Said Ontario, Canada Corporate Secretary		Mr. Said is a corporate securities lawyer who works as a legal consultant to various TSX and TSX Venture listed companies in the mining and oil & gas industries. He previously worked as a securities lawyer at a large Toronto corporate law firm, where he worked on a variety of corporate and commercial transactions. Mr. Said obtained a Juris Doctor from the Faculty of Law at the University of Toronto and he received a Bachelor of Business Administration (Honours) with a minor in Economics from Wilfrid Laurier University.

Notes:

(1)	Information as to residence and principal occupation, not being within the knowledge of SpinCo, has been furnished by the respective directors and officers individually.

(2)	Directors serve until the earlier of the next annual general meeting, or if their office is earlier vacated.
(3)	Member of the audit committee of the SpinCo Board.

None of SpinCo’s current or proposed directors or executive officers currently own SpinCo Shares. Upon the completion of the Arrangement, it is expected the directors and executive officers of SpinCo as a group, will beneficially own, or control or direct, directly or indirectly, an aggregate of 740,009 SpinCo Shares representing approximately 2.3% of the issued SpinCo Shares post-Arrangement.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of SpinCo, other than as disclosed below, no current or proposed director or executive officer of the company is, or within 10 years prior to the date of this Supplement has been, a director, chief executive officer or chief financial officer of any company (including SpinCo) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Bharti was a director of Kansai Mining Corporation (“Kansai”), a company listed on the TSXV, which on January 29, 2008, became subject to a cease trade order as a result of Kansai failing to file comparative financial statements for the year ended September 30, 2007 and management’s discussion and analysis for the period ended September 30, 2007. On March 5, 2008, the cease trade order against Kansai was revoked.

No current or proposed director or executive officer of SpinCo, or a shareholder holding a sufficient number of securities of SpinCo to materially affect control of SpinCo:

(a)

is, or within ten years prior to the date of this Circular has been, a director or executive officer of any company (including SpinCo) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No current or proposed director or executive officer of SpinCo, or a shareholder holding a sufficient number of securities of the company to materially affect the control of SpinCo, has been subject to, except as disclosed below, (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of SpinCo’s knowledge, and other than as disclosed herein, there are no known or potential conflicts of interest between SpinCo and any of its directors or officers except that certain directors and officers may service from time to time as directors, officers, promoters and members of management of other public companies and/or mining companies and therefore it is possible that a conflict may arise between their duties as a director or officer of SpinCo and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and SpinCo will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the OBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Executive Compensation

For purposes of this section, the term “Named Executive Officers” refers to the Chief Executive Officer and the Chief Financial Officer of SpinCo.

Compensation Discussion and Analysis

It is expected that SpinCo’s approach to executive compensation is to provide suitable compensation for executives that is internally equitable, externally competitive and reflects individual achievement. SpinCo will attempt to maintain compensation arrangements that will attract and retain highly qualified individuals who are able and capable of carrying out the objectives of SpinCo. SpinCo’s compensation arrangements for the Named Executive Officers will, in addition to salary, include compensation in the form of bonuses and, over a longer term, benefits arising from the grant of stock options. Given the stage of development of SpinCo, compensation of the Named Executive Officers is expected to include the granting of meaningful stock option awards so as to attract and retain management and, to a certain extent, to conserve cash. This policy may be re-evaluated in the future to instead emphasize increased base salaries and cash bonuses with a reduced reliance on option awards, depending upon the future development of SpinCo and other factors which may be considered relevant by the board of directors from time to time.

During the period commencing on June 10, 2014 (the date of incorporation of SpinCo) and ending on June 26, 2014, no salaries were paid to the Named Executive Officers of SpinCo. The SpinCo Board will establish and review SpinCo’s overall compensation philosophy and its general compensation policies with respect to executive officers, including the corporate goals and objectives and the annual performance objectives relevant to such officers. The SpinCo Board will evaluate each executive officer’s performance in light of these goals and objectives and, based on its evaluation, determine and approve the salary, bonus, options and other benefits for such officers. In determining compensation matters, the SpinCo Board may consider a number of factors, including SpinCo’s performance, the value of similar incentive awards to officers performing similar functions at comparable companies, the awards given in past years and other factors it considers relevant. With respect to any bonuses or incentive plan grants which may be awarded to executive officers in the future, SpinCo has not currently set any objective criteria and will instead rely upon any recommendations and discussion at the SpinCo Board level with respect to the above-noted considerations and any other matters which the SpinCo Board may consider relevant on a going-forward basis, including the cash position of SpinCo.

Options may be granted to directors, management, employees and certain service providers as long-term incentives to align the individual’s interests with those of SpinCo. The size of the option awards is anticipated to be in proportion to the deemed ability of the individual to make an impact on SpinCo success, as determined by the SpinCo Board. See “Information Concerning SpinCo Post-Arrangement – Options to Purchase Securities”.

Compensation of Executives

As at the date of the Circular, no remuneration or other compensation has been paid or provided by SpinCo to its executive officers for their services. SpinCo expects to enter into employment agreements with its Named Executive Officers pursuant to which the Named Executive Officers will provide management and administrative services to, and be compensated for those services by, SpinCo.

Employment Agreements

SpinCo will enter into executive employment agreements with each of its Named Executive Officers, Justin Reid and Deborah Battiston, who will serve as the Chief Executive Officer and Chief Financial Officer, respectively, following the Effective Time.

Compensation of Directors

Pursuant to its articles of incorporation, SpinCo may have a minimum of 1 and a maximum of 10 directors. At the Effective Time, SpinCo expects to have six directors. See “Information Concerning SpinCo Post-Arrangement – Directors and Executive Officers”. No remuneration has been paid to the directors for their services as directors to the date hereof. SpinCo expects to set directors’ fees, which will commensurate with an issue at stage of development of SpinCo. In addition, each of the directors will be entitled to participate in the SpinCo Stock Option Plan as more fully described under the heading “Information Concerning SpinCo Post-Arrangement –Options to Purchase Securities”. Directors who are employed by SpinCo will not be entitled to any additional directors’ fees.

Indebtedness of Directors and Executive Officers

As at the date of this Supplement, there was no indebtedness outstanding of any current or former director or executive officer of SpinCo (or any associates of such persons) which is owing to SpinCo, or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by SpinCo, entered into in connection with a securities purchase program or otherwise.

No individual who is, or at any time since the date of SpinCo’s incorporation was, a director or executive officer of SpinCo and no associate of such persons:

(a)	is, or at any time since the date of SpinCo’s incorporation has been, indebted to SpinCo; or

(b)

whose indebtedness to another entity is, or at any time since the date of SpinCo’s incorporation has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by SpinCo.

Audit Committee

On or before the Effective Date, SpinCo will establish an audit committee comprising directors considered to be independent and financially literate in accordance with applicable securities policies and stock exchange regulations. It is anticipated the SpinCo Board will adopt a charter for its audit committee, substantially in the form of Sulliden’s Audit Committee Charter set forth in Schedule “A” to the Sulliden AIF. It is expected that the audit committee will comprise Messrs. Bruce Humphrey, Pierre Pettigrew and George Faught.

Charter

The text of the audit committee’s charter will be substantially the same as that set forth in Schedule “A” to the Sulliden AIF.

Relevant Education and Experience

The following information outlines the experience of the current audit committee members.

Mr. Faught is a Chartered Accountant with over 25 years of senior management experience and has served as the Chief Financial Officer of a number of publicly traded companies in the natural resource, financial services and pharmaceutical industries. Mr. Faught has broad financial management, corporate development and operating experience and has served as the Chief Financial Officer of North American Palladium Ltd., a mid-tier Platinum Group Metal producer, and Hudson Bay Mining & Smelting Co Ltd., an integrated base metals producer. Mr. Faught is also a director of several public and private companies.

Mr. Humphrey is a mining engineer with over 35 years’ experience working in senior management roles with both junior and senior mining companies. From 2007 to 2009, he served as Chairman of Consolidated Thompson Iron Mines Limited. He served as the President and Chief Executive Officer of Desert Sun Mining Corp. from October 2004 to April 2006. From May 1998 to May 2004, Mr. Humphrey served as Senior Vice President and Chief Operating Officer of Goldcorp Inc. Mr. Humphrey currently sits on the boards of Arena Minerals Inc., Black Iron Inc., and Aberdeen International Inc., of which he is also a member of the audit committee. He is a member of the Professional Engineers of Ontario.

The Honourable Pierre S. Pettigrew has had a most distinguished career as a Canadian federal cabinet minister, serving as Minister of Foreign Affairs and Minister for International Trade in his last positions in public office. Mr. Pierre Pettigrew also served as Minister of Health, Minister of Intergovernmental Affairs, Minister of Human Resources Development and Minister of International Cooperation. As a cabinet minister, he chaired numerous working groups on difficult international trade issues and lead trade missions to China, India, Russia, Germany, Algeria, Morocco, South Africa, Nigeria, Mexico, and other countries. From 1985 to 1995, he was an International Business Consultant with Deloitte. Mr. Pettigrew has previously served on numerous audit committees of public companies.

Audit Committee Oversight

SpinCo has not completed a financial year and at no time since its incorporation was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the SpinCo Board.

Reliance on Certain Exemptions

SpinCo has not relied on any exemption from NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The audit committee of SpinCo will adopt policies and procedures for the engagement of non-audit services as described in the audit committee’s charter.

External Auditor Service Fees (By Category)

It is expected that fees of $25,000 will be paid by Sulliden in connection with the audit of the financial statements of SpinCo. No other audit or audit-related fees are payable by SpinCo.

Corporate Governance

Set out below is a description of SpinCo’s approach to corporate governance pursuant to NI 58-101 - Disclosure of Corporate Governance Practices and NP 58-201 - Corporate Governance Guidelines.

Board of Directors

The SpinCo Board currently consists of three directors, being Peter Tagliamonte, Justin Reid, and Stan Bharti. On the Effective Date, it is expected that Messrs. Bruce Humphrey, George Faught and Pierre Pettigrew will be appointed to the SpinCo Board. Mr. Reid and Mr. Tagliamonte are not expected to be independent as they are officers of SpinCo. It is expected that Messrs. George Faught, Bruce Humphrey and Pierre Pettigrew, each of whom are and will be independent of SpinCo, will join the SpinCo Board upon completion of the Arrangement.

It is not anticipated that the SpinCo Board will hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. To facilitate open and candid discussion among its independent directors, the SpinCo Board expects it will implement a policy to hold in-camera meetings with the independent directors at the end of each meeting of the SpinCo Board or committee, as applicable, to the extent appropriate or requested. The SpinCo Board has not yet named a chairman. To facilitate leadership among its independent directors, the SpinCo Board expects to appoint either an independent chairman, or an independent lead director. The SpinCo Board has not yet held any meetings.

SpinCo Board Mandate

The SpinCo Board does not have a written mandate. The duties and responsibilities of the SpinCo Board are to supervise the management of the business and affairs of SpinCo, and to act with a view towards the best interests of SpinCo. In discharging its duties and responsibilities, the SpinCo Board is responsible for the oversight and review of the strategic planning process of SpinCo; identifying the principal risks of SpinCo’s business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for SpinCo to facilitate communications with investors and other interested parties; and the integrity of SpinCo’s internal control and management information systems.

The SpinCo Board will discharge its responsibilities directly and through its committees, currently consisting of the audit committee. Additional committees may be established as SpinCo’s growth and needs warrant.

Position Descriptions

SpinCo does not have codified position descriptions for the chairman of the SpinCo Board, the chairman of the audit committee, or the Chief Executive Officer. SpinCo may in the future adopt written position descriptions for each of these positions. Until written position descriptions are prepared, the responsibilities of each such position will be delineated through the extensive experience of the directors in acting as directors of publicly-listed issuers engaged in mineral property exploration and development.

Directorships

The directors and expected directors of SpinCo identified in the table below currently hold the positions set out below with other reporting issuers. Upon completion of the Arrangement, none of the directors or expected directors will remain directors of Sulliden. Mr. Tagliamonte and Mr. Humphrey are expected to be appointed as directors of Rio Alto.

Name	Name of Reporting Issuer & Exchange
Stan Bharti	Aberdeen International Inc. (TSX)
Belo Sun Mining Corp. (TSX)
Silver Bear Resources Inc. (TSX)
Sulliden Gold Corporation Ltd. (TSX)

Name	Name of Reporting Issuer & Exchange
George Faught	Aberdeen International Inc. (TSX)
Crocodile Gold Corp. (TSX)
Wolf Resource Development Corp. (formerly Ferro Iron Ore Corp.) (TSXV)
Marathon Gold Corporation (TSX)
Sulliden Gold Corporation Ltd. (TSX)
Bruce Humphrey	Aberdeen International Inc. (TSX)
Arena Minerals Inc. (TSXV)
Black Iron Inc. (TSX)
Sulliden Gold Corporation Ltd. (TSX)
Pierre Pettigrew	Aberdeen International Inc. (TSX)
Alder Resources Ltd. (TSXV)
Black Iron Inc. (TSX)
IC Potash Corp. (TSX)
Sulliden Gold Corporation Ltd. (TSX)
Justin Reid	Coastal Gold Corp. (formerly Castillian Resources Corp.) (TSXV)
Copper One Inc. (TSXV)
Sulliden Gold Corporation Ltd. (TSX)
Kombat Copper Inc. (TSXV)
Peter Tagliamonte	Belo Sun Mining Corp. (TSX)
Crocodile Gold Corp. (TSX)
Sulliden Gold Corporation Ltd. (TSX)

Orientation and Continuing Education

It is expected that new directors of SpinCo will be briefed on strategic plans, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. However, there is no formal orientation for new members of the SpinCo Board, and this is considered to be appropriate, given SpinCo’s size and current level of operations. If the growth of SpinCo’s operations warrants it, it is likely that a formal orientation process will be implemented.

Ethical Business Conduct

The SpinCo Board expects management to operate the business of SpinCo in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute SpinCo’s business plan and to meet performance goals and objectives. To date, the SpinCo Board has not adopted a formal written Code of Business Conduct and Ethics. However, the current limited size of SpinCo’s operations and the small number of officers and employees allow the independent members of the SpinCo Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. Should SpinCo’s operations grow in size and scope, the SpinCo Board anticipates that it would then formulate and implement a formal Code of Business Conduct and Ethics.

Nomination of Directors

The SpinCo Board is responsible for sourcing potential new directors, proposing new director nominees to the SpinCo Board and reviewing the performance and qualifications of existing directors. The SpinCo Board was constituted for their technical and financial expertise, and SpinCo Board cultivates an extensive network of suitable individuals to serve as directors.

SpinCo Board Committees

Other than the audit committee, it is not expected that the SpinCo Board will establish any other committees immediately following the Effective Time. The SpinCo Board may establish additional committees after the Effective Time, in its discretion and according to SpinCo’s needs.

Assessments

The SpinCo Board and its individual directors will be assessed on an informal basis continually as to their effectiveness and contribution. The Chairman of the SpinCo Board will encourage discussion amongst the SpinCo Board as to evaluation of the effectiveness of the SpinCo Board as a whole and of each individual director. All directors will be free to make suggestions for improvement of the practice of the SpinCo Board at any time and will be encouraged to do so.

Risk Factors

An investment in SpinCo Shares, as well as SpinCo’s prospects, are highly speculative due to the high-risk nature of its business and the present stage of its development. Shareholders of SpinCo may lose their entire investment. The risks described below are not the only ones facing SpinCo. Additional risks not currently known to SpinCo, or that SpinCo currently deems immaterial, may also impair SpinCo’s operations. If any of the following risks actually occur, SpinCo’s business, financial condition and operating results could be adversely affected.

Sulliden Shareholders should consult with their professional advisors to assess the Arrangement and their resulting investment in SpinCo. In evaluating SpinCo and its business and whether to vote in favour of the Arrangement, Sulliden Shareholders should carefully consider, in addition to the other information contained in the Circular, the risk factors which follow, as well as the risks associated with the Arrangement (see “Risk Factors – Risks Relating to the Arrangement”). These risk factors may not be a definitive list of all risk factors associated with the Arrangement, an investment in SpinCo or in connection with SpinCo’s business and operations.

Listing of SpinCo Shares

The SpinCo Shares are not currently listed on any stock exchange. Although SpinCo has made an application for listing of the SpinCo Shares on the TSX, there is no assurance when, or if, the SpinCo Shares will be listed on a stock exchange. Listing will be subject to SpinCo meeting the original listing requirements of the TSX. Until the SpinCo Shares are listed on a stock exchange, shareholders of SpinCo may not be able to sell their SpinCo Shares. Even if a listing is obtained, ownership of SpinCo Shares will involve a high degree of risk.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive approvals from the securities authorities, the Court, the Sulliden Shareholders or that the Arrangement will be completed. If the Arrangement is not completed, the SpinCo Assets will be retained by Sulliden and SpinCo will remain a private company.

Qualification Under the Tax Act for a Registered Plan

If the SpinCo Shares are not listed on a designated stock exchange (which includes the TSX) before the due date for SpinCo’s first income tax return or if SpinCo does not otherwise satisfy the conditions in the Tax Act to be a “public corporation”, the SpinCo Shares will not be considered to be a qualified investment for a Registered Plan from their date of issue. Where a Registered Plan acquires a SpinCo Share in circumstances where the SpinCo Share is not a qualified investment under the Tax Act for the Registered Plan, adverse tax consequences may arise for the Registered Plan and the annuitant or holder under the Registered Plan. See “Certain Canadian Federal Income Tax Consideration – Residents of Canada – Eligibility for Investment”.

Commodity Prices

The ability of SpinCo to fund its activities and, if it ever becomes a producing mineral company, the profitability of SpinCo’s operations will be dependent upon the market price of precious metals. Precious metal prices fluctuate widely and are affected by numerous factors beyond the control of SpinCo. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of gold and silver has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on SpinCo’s business, financial condition and result of operations.

No Operating History

SpinCo was incorporated on June 10, 2014, has not commenced operations and therefore has no operating history. The SpinCo Assets will be transferred to SpinCo only in the event of completion of the Arrangement. The likelihood of success of SpinCo must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. Although SpinCo will initially be well funded, there is no assurance that the funds available will be sufficient to conduct achieve its business objectives and that funding over and above the initial cash provided to it in connection with the Arrangement will be available to it when needed. There is also no assurance that any of the SpinCo Assets or other properties that it may acquire will generate earnings, operate profitably or provide a return on investment in the future. SpinCo has no plans to pay dividends for the foreseeable future. The future dividend policy of SpinCo will be determined by its board of directors.

Unknown Environmental Risks for Past Activities

Exploration and mining operations incur risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. In recent years, regulatory requirements and improved technology have significantly reduced those risks, however, such risks have not been eliminated, and significant risk of environmental contamination from present and past exploration or mining activities still exists for mining companies. Companies may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. No assurance can be given that potential liabilities for such contamination or damages caused by past activities at the SpinCo Exploration Property do not exist.

Indemnified Liability Risk

Pursuant to the Arrangement Agreement, SpinCo has covenanted and agreed that, following the Effective Time, it will indemnify Rio Alto, Sulliden and their subsidiaries from all losses suffered or incurred by Rio Alto, Sulliden or their subsidiaries as a result of or arising directly or indirectly out of or in connection with an Indemnified Liability, which includes (i) a liability or obligation (other than any liability or obligation for Taxes) that, following the Effective Time, Sulliden or any of its subsidiaries is legally or contractually obliged to pay but which was incurred or accrued prior to the Effective Time in respect of the SpinCo Assets or the SpinCo Exploration Property (including the operations or activities in connection therewith); (ii) any liability or obligation for Tax arising from, or in connection with, the transactions contemplated by the SpinCo Conveyance Agreement, or any transfer or distribution of the SpinCo Assets and SpinCo Exploration Property or property substituted therefor that is completed in connection with the transactions; or (iii) any liability or obligation for Tax, which is payable but not yet paid or reflected in the reserves in Sulliden’s annual audited financial statements for the fiscal year ended April 30, 2013, and is imposed on, or is in respect of, the SpinCo Assets, the SpinCo Liabilities, and/or the SpinCo Exploration Property for or in respect of any taxable period (or portion thereof) ending on or prior to the Effective Date, in each case, but only to the extent that such Tax is payable after Sulliden and any of its subsidiaries have claimed the maximum amount of all credits, deductions, and other amounts available to it (including any loss carryforwards) for its respective taxation year that includes the transfer of SpinCo Assets or SpinCo Exploration Property to SpinCo. Any liability of Sulliden for Tax cannot be determined for certain at this time because Sulliden’s tax liability will depend on the Fair Market Value of the SpinCo Shares on the Effective Date and other factors including, but not limited to, the other deductions or credits available to Sulliden such as loss carry forwards in the taxation year of Sulliden that includes the distribution of the SpinCo Shares. A successful indemnification claim made by Rio Alto, Sulliden or their subsidiaries against SpinCo pursuant to the Arrangement Agreement could have a material adverse effect on SpinCo.

SpinCo has No Mineral Resources or Mineral Reserves

The East Sullivan property is in the exploration stage and sufficient work has not been done to describe mineralization on the property with enough geological confidence for such mineralization to be reported as a mineral resource or mineral reserve. There is no assurance given by SpinCo that continuing work on the property will lead to defining the mineralization with enough confidence and in sufficient quantities to report it as a mineral resource or mineral reserve, or to economically extract it.

Economics of Developing Mineral Properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that the SpinCo’s gold deposits are commercially mineable.

Should any mineral resources and reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) gold prices, which are historically cyclical; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

The ability to sell, and profit from the sale of any eventual mineral production from any property will be subject to the prevailing conditions in the minerals marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long term viability of the company and its operations.

No Assurance of Title to Property

There may be challenges to title to the mineral properties in which SpinCo holds a material interest. If there are title defects with respect to any of its properties, SpinCo might be required to compensate other persons or perhaps reduce its interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and development programs.

Regulatory Requirements

The current or future operations of SpinCo, including development activities and possible commencement of production on its properties, require permits from various federal and local governmental authorities, and such operations are, and will be, governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which SpinCo may require for the development and construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which SpinCo might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments or changes to current laws, regulations government policies and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on SpinCo and cause increases in costs or require abandonment or delays in the development of new mining properties. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside SpinCo’s control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on SpinCo.

Dependence on Management

SpinCo will be dependent upon the personal efforts and commitment of its management, which is responsible for the operation and development of its business. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of SpinCo could result, and other persons would be required to manage and operate SpinCo.

Financing Risks

If the Arrangement is completed, additional financing will be required to conduct exploration programs on the SpinCo Assets. If SpinCo’s proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to SpinCo are the sale of equity capital, or the offering by SpinCo of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause SpinCo to reduce, delay or terminate its proposed operations, with the possible loss of such operations.

Environmental Risks and Hazards

All phases of SpinCo’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect SpinCo’s operations. Environmental hazards may exist on the properties which are unknown to SpinCo at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

SpinCo is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. SpinCo will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance.

Without such insurance, and if SpinCo becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds SpinCo has to pay such liabilities and result in bankruptcy. Should SpinCo be unable to fund fully the remedial cost of an environmental problem, SpinCo might be required to enter into interim compliance measures pending completion of the required remedy.

Insurance

SpinCo’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of: SpinCo’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive regulatory approvals to transport their gold concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. SpinCo may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to SpinCo.

Dilution

Issuances of additional securities after completion of the Arrangement, including, but not limited to, issuances of SpinCo Shares, will result in a substantial dilution of the equity interests of any persons who are or may become SpinCo Shareholders as a result of or subsequent to the Arrangement. It is intended that SpinCo will conduct a financing of $10 million after the completion of the Arrangement, in which management and directors of SpinCo will participate.

Conflicts of Interest

Certain directors and officers of SpinCo are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which may be potential competitors of SpinCo. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of SpinCo. Directors and officers of SpinCo with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate legislation and Securities Laws.

Other Risk Factors

SpinCo will be subject to the similar risk factors to which Sulliden is exposed. See the list of risk factors above under the heading “Risk Factors – Risk Factors Relating to Sulliden”.

Promoters

Sulliden took the initiative of founding and organizing SpinCo and its business and operations and, as such, may be considered to be the promoter of SpinCo for the purposes of applicable securities legislation.

As at the date of the Circular, Sulliden is the sole (100%) shareholder of SpinCo and will transfer the SpinCo Assets and SpinCo Liabilities to SpinCo in conjunction with the reorganization of its business to allow SpinCo to hold and operate the SpinCo Exploration Property and as contemplated by the terms of the Arrangement.

The consideration paid or to be paid for the SpinCo Assets to be acquired by SpinCo from Sulliden will be in the form of SpinCo Shares, pursuant to the Plan of Arrangement.

The claims composing the SpinCo Exploration Property have associated costs with their capital as reflected in the consolidated financial statements of Sulliden incorporated by reference in the Supplement and the pro forma financial statements of SpinCo attached to this Supplement as Schedule “G”. During the ten years prior to the date of the Circular, Sulliden has not been subject to:

(a)	a cease trade order,

(b)	an order similar to a cease trade order, or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days; nor has Sulliden been subject to:

(a)

any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority or has entered into a settlement agreement with a provincial and territorial securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

nor has Sulliden become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

Legal Proceedings and Regulatory Actions

Legal Proceedings

There are no legal proceedings outstanding, threatened or pending, as of the date of the Circular, by or against SpinCo or to which SpinCo is a party or to which the SpinCo Exploration Property or any other of the SpinCo Assets is subject, nor to SpinCo’s knowledge are any such legal proceedings contemplated.

Regulatory Actions

There are currently no: (a) penalties or sanctions imposed against SpinCo by a court relating to Securities Laws or by a securities regulatory authority since the date of its incorporation; (b) other penalties or sanctions imposed by a court or regulatory body against SpinCo necessary for this Circular to contain full, true and plain disclosure of all material facts relating to the securities being distributed; and (c) settlement agreements SpinCo entered into before a court relating to Securities Laws or with a securities regulatory authority since the date of its incorporation.

Interest Of Management And Others In Material Transactions

Since SpinCo’s incorporation, no director, executive officer, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding SpinCo Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect SpinCo other than Sulliden in connection with SpinCo’s incorporation, the entering into of the Arrangement Agreement, and the transfer of the SpinCo assets to SpinCo in connection with the Arrangement.

Certain directors and officers of Sulliden are also current or proposed directors and officers of SpinCo.

Auditor, Transfer Agents and Registrar

The auditor of SpinCo is PricewaterhouseCoopers LLP (“PwC”) of Toronto, Ontario with offices at PwC Tower, 18 York Street, Suite 2600, Toronto ON M5J 0B2.

The registrar and transfer agent for the SpinCo Shares will be TMX Equity Transfer Services Inc., with offices at 200 University Avenue, Suite 300, Toronto, Ontario M5H 4H1.

Material Contracts

The only agreements or contracts that SpinCo has entered into since its incorporation or will enter into as part of the Arrangement, which may be reasonably regarded as being currently material, on a pro forma basis, are as follows:

(a)	the Arrangement Agreement;

(b)	the SpinCo Conveyance Agreement; and

(c)	the Rio Alto Share Resale Agreement.

A copy of any material contract or report may be inspected at any time up to the commencement of Sulliden Meeting during normal business hours at 65 Queen Street W. Suite 800, Toronto, Canada M5H 2M5.

Experts

Certain legal matters relating to the Arrangement will be passed upon by Cassels Brock & Blackwell LLP, on behalf of SpinCo. As of the date of this Supplement, the partners and associates of Cassels Brock & Blackwell LLP, as a group, own less than 1% of the issued and outstanding SpinCo Shares.

Rémi Charbonneau, Geologist, Ph. D., prepared the technical report entitled “Technical Report on the East Sullivan Property, Abitibi, Québec” dated June 17, 2014. Mr. Charbonneau is a “Qualified Person” as defined by NI 43-101 and independent of SpinCo.

To the knowledge of SpinCo, the Qualified Person mentioned above held less than 1% of the outstanding SpinCo Shares at the time of the preparation of the report and/or at the time of the preparation of the technical information contained in this Supplement.

PwC has advised that it is independent of SpinCo within the rules of professional conduct by which they are governed.

Other Material Facts

There are no material facts other than as disclosed herein.

SCHEDULE “A” PLAN OF ARRANGEMENT

ARTICLE 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Amalco” has the meaning specified in Section 2.3(q);

“Arrangement” means the arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of June 13, 2014 among the Parties (including the Schedules thereto) as amended by amending agreement dated June 26, 2014, and as it may be further amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Dissent Rights” has the meaning ascribed thereto in Section 4.

“Arrangement Dissenting Shareholder” means a registered holder of Sulliden Shares who has validly exercised Arrangement Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Arrangement Dissent Rights as of the Effective Time, but only in respect of the Sulliden Shares in respect of which Arrangement Dissent Rights are validly exercised by such holder.

“Arrangement Resolution” means the special resolution of the Sulliden Shareholders approving the Arrangement.

“Articles of Arrangement” means the articles of arrangement of Sulliden in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any statutory holiday in Toronto, Ontario, Montréal, Québec or Vancouver, British Columbia.

“Canadian Resident” means a beneficial owner of Sulliden Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person).

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Class A Shares” means the unlimited number of Class A common shares of Sulliden which are to be created in accordance with this Plan of Arrangement and which shall have attached thereto the right to two votes at all meetings of Sulliden Shareholders, the right to dividends as and when declared by the directors of Sulliden, and the right to participate in the remaining assets of Sulliden upon a winding up of Sulliden.

“Class B Shares” means the Sulliden Shares which are are to be redesignated as Class B Shares in accordance with this Plan of Arrangement.

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Sulliden Share that is issued and outstanding immediately prior to the Effective Time, comprising of a combination of (i) 0.525 of a Rio Alto Share, and (ii) and 0.10 of a SpinCo Share.

“Continuance” means the continuance of Sulliden into Ontario under section 180 of the Act and section 287 of the QBCA on the terms and subject to the conditions set out in the Arrangement Agreement and, if applicable, the Interim Order;

“Continuance Resolution” means the special resolution of the Sulliden Shareholders approving the Continuance considered at the Meeting;

“Continuance Dissent Rights” means the rights of dissent in respect of the Continuance Resolution pursuant to the QBCA;

“Continuance Dissent Shareholder” means a registered holder of Sulliden Shares who has validly exercised Continuance Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Continuance Dissent Rights as of the effective time of the Continuance, but only in respect of the Sulliden Shares in respect of which Continuance Dissent Rights are validly exercised by such holder;

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“CRA” means the Canada Revenue Agency.

“Depositary” means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Sulliden Shares for the Consideration in connection with the Arrangement.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” means the Continuance Dissent Rights or the Arrangement Dissent Rights.

“Dissenting Shareholder” means a Continuance Dissenting Shareholder or an Arrangement Dissenting Shareholder, as applicable.

“Effective Date” means the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Eligible Holder” means (i) a Canadian Resident or (ii) an Eligible Non-Resident.

“Eligible Non-Resident” means a beneficial owner of Sulliden Shares immediately prior to the Effective Time, who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and whose Sulliden Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act or a partnership any member of which is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and whose Sulliden Shares are “taxable Canadian property” and not “treaty protected property”, in each case as defined in the Tax Act.

“Fair Market Value” with reference to:

(i)	a Rio Alto Share means the amount that is the closing price of the Rio Alto Shares on the TSX on the last trading day immediately prior to the Effective Date;

(ii)	a Class A Share means the amount that is the Fair Market Value of a Rio Alto Share multiplied by 0.525;

(iii)

0.1 of a SpinCo Share means the amount that is the volume weighted average price of the Sulliden Shares on the TSX over the twenty trading days ending immediately before the Effective Date minus the Fair Market Value of a Class A Share;

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA, in a form acceptable to Sulliden, SpinCo and Rio Alto, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including, but not limited to, the TSX, the NYSE and the BVL.

“In-The-Money Amount” in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option.

“Interim Order” means the interim order of the Court in a form acceptable to the Parties, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Sulliden Meeting, as such order may be amended by the Court with the consent of the Parties, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Letter of Transmittal” means the letter of transmittal sent to Sulliden Shareholders for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Loan” has the meaning ascribed thereto in Section 2.3 (h);

“Loan Amount” means $25,000,000.

“OBCA” means the Business Corporations Act (Ontario).

“Option Shares” means the Rio Alto Shares issuable on exercise of any Rio Alto Replacement Option.

“Market Value” means the volume weighted average trading price of the Rio Alto Shares or Sulliden Shares, as applicable, on the TSX for the five (5) consecutive trading days immediately prior to the date as of which Market Value is determined.

“Parties” means Rio Alto, Sulliden and SpinCo, and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Sulliden and Rio Alto, each acting reasonably.

“QBCA” means the Business Corporations Act (Québec)

“Rio Alto” means Rio Alto Mining Limited.

“Rio Alto Funding Shares” has the meaning ascribed thereto in Section 2.3(h).

“Rio Alto NewCo” means a wholly-owned corporation of Rio Alto incorporated under the laws of Ontario no less than one (1) day prior to the Effective Time.

“Rio Alto Replacement Option” has the meaning ascribed thereto in Section 2.3(m).

“Rio Alto Share Price” means the price of Rio Alto Shares based on the volume weighted average trading price of Rio Alto Shares on the TSX for the five trading day period ended on the last trading day immediately prior to the date of the Sulliden Meeting.

“Rio Alto Shares” means the common shares in the authorized share capital of Rio Alto.

“Section 85 Election” has the meaning ascribed thereto in Section 2.4.

“SpinCo” means 2422222 Ontario Inc.

“SpinCo Conveyance Agreement” means the agreement between Sulliden and SpinCo to effect the sale and transfer of SpinCo Assets and SpinCo Liabilities from Sulliden to SpinCo.

“SpinCo Option” means an option to purchase one SpinCo Share at an exercise price equal to the original exercise price of the Sulliden Option for which it was exchanged multiplied by the Fair Market Value of 0.1 SpinCo Share divided by the total Fair Market Value of one Class A Share and 0.1 SpinCo Share multiplied by 10.

“Sulliden” means Sulliden Gold Corporation Ltd.

“Sulliden Arrangement Resolution” means the special resolution approving the Plan of Arrangement presented to the Sulliden Shareholders at the Sulliden Meeting.

“Sulliden Cash Transfer” has the meaning ascribed thereto in Section 2.3 (i);

“Sulliden Circular” means the notice of the Sulliden Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Sulliden Shareholders in connection with the Sulliden Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Sulliden Class A Option” means an option to purchase a Class A Share at an exercise price equal to the original exercise price of the Sulliden Option for which it was exchanged multiplied by the Fair Market Value of a Class A Share divided by the total Fair Market Value of one Class A Share and 0.1 of a SpinCo Share.

“Sulliden Continuance Resolution” means the special resolution of the Sulliden Shareholders in respect of the Sulliden Continuance to be considered at the Sulliden Meeting substantially in the form and content of Schedule B of the Arrangement Agreement.

“Sulliden DSU” means a deferred share unit issued under the Sulliden DSU Plan.

“Sulliden DSU Plan” means the deferred share unit plan of Sulliden as approved by the board of directors of Sulliden.

“Sulliden Meeting” means the special meeting of Sulliden Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution.

“Sulliden Option Holders” means the holders of Sulliden Options.

“Sulliden Option Plan” means the share option plan of Sulliden, approved by Sulliden Shareholders at a meeting held on October 6, 2011.

“Sulliden Options” means the outstanding options to purchase Sulliden Shares granted under the Sulliden Option Plan.

“Sulliden RSU” means a restricted stock unit issued under the Sulliden RSU Plan.

“Sulliden RSU Plan” means the restricted stock unit plan of Sulliden as approved by the board of directors of Sulliden.

“Sulliden Shareholders” means the holders of Sulliden Shares.

“Sulliden Shares” means the common shares in the authorized share capital of Sulliden.

“Sulliden Warrants” means the common share purchase warrants of Sulliden.

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

“TSX” means the Toronto Stock Exchange.

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(a)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(e)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(f)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(g)	Time References. References to time are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Rio Alto, Sulliden, SpinCo, all holders and beneficial owners of Sulliden Shares, Sulliden Options, Sulliden Warrants, Sulliden DSUs and Sulliden RSUs, including Dissenting Shareholders, the registrar and transfer agent of Sulliden and the Depositary, at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

2.3	Arrangement

At the Effective Time the following shall occur and shall be deemed to occur in the following sequence as set out below without any further authorization, act or formality, in each case effective as at one minute intervals starting at the Effective Time:

(a)	all Sulliden Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of all Liens) to Rio Alto; and

(i)

such Dissenting Shareholders shall cease to be the holders of such Sulliden Shares and to have any rights as Sulliden Shareholders other than the right to be paid the fair value for such Sulliden Shares as set out in Article 4;

(ii)	the name of each such Dissenting Shareholders shall be removed as a Sulliden Shareholder from the registers of Sulliden Shareholders maintained on or on behalf of Sulliden; and

(iii)	such Sulliden Shares so transferred to Rio shall thereupon be cancelled without payment;

(b)

all of the issued and outstanding Sulliden RSUs shall be deemed to have vested, and the amount necessary to satisfy the obligations of Sulliden under each of the outstanding Sulliden RSUs (being for each such Sulliden RSU an amount equal to the Market Value of one Sulliden Share at the Effective Time) shall be settled by (a) the issuance by Rio Alto of 0.525 of a fully paid and non-assessable Rio Alto Share to the holder of such RSU and (b) a cash payment to the holder of such RSU equal to the difference between the Market Value of a Sulliden Share and the Market Value of 0.525 of a Rio Alto Share at the Effective Time, if any, (50% of such payment to come from and be paid by Rio Alto and 50% to be deducted from the Sulliden Cash Transfer and paid by Sulliden) (less any applicable amounts to be withheld pursuant to the Plan of Arrangement), and thereafter the Sulliden RSU Plan will terminate and none of the former holders of Sulliden

RSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Sulliden RSU Plan;

(c)

all of the the issued and outstanding Sulliden DSUs shall be deemed to have vested, and the resignation of each holder of Sulliden DSUs of his or her position with Sulliden and the appointment of their successors shall be effective, and the amount necessary to satisfy the obligations of Sulliden under each of the outstanding Sulliden DSUs (being for each such Sulliden DSU an amount equal to the Market Value of one Sulliden Share at the Effective Time) shall be settled by (a) the issuance by Rio Alto of 0.525 of a fully paid and non-assessable Rio Alto Share to the holder of such DSU and (b) a cash payment to the holder of such DSU equal to the difference between the Market Value of a Sulliden Share and the Market Value of 0.525 of a Rio Alto Share at the Effective Time, if any, (50% of such payment to come from and be paid by Rio Alto and 50% to be deducted from the Sulliden Cash Transfer and paid by Sulliden) (less any applicable amounts to be withheld pursuant to the Plan of Arrangement), and thereafter the Sulliden DSU Plan will terminate and none of the former holders of Sulliden DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Sulliden DSU Plan;

(d)

the authorized share capital of Sulliden will be amended by redesignating the Sulliden Shares as the Class B Shares and the articles of Sulliden shall be deemed to be amended accordingly, and each certificate representing Sulliden Shares shall, as and from the time such redesignation is effective, represent Class B Shares;

(e)	the authorized share capital of Sulliden will be amended by the creation of an unlimited number of Class A Shares, and the articles of Sulliden shall be deemed to be amended accordingly;

(f)	the SpinCo Option Plan will come into force;

(g)

the transactions contemplated by the SpinCo Conveyance Agreement shall become effective and pursuant thereto, Sulliden shall assign and transfer to SpinCo and SpinCo shall accept the SpinCo Assets and SpinCo Liabilities, and as consideration for the SpinCo Assets, SpinCo shall issue to Sulliden that number of fully-paid and non-assessable SpinCo Shares such that immediately after the foregoing issuance Sulliden shall hold in aggregate (together with the SpinCo Shares held immediately prior to the foregoing issuance) that number of SpinCo Shares that is equal to 0.0147 multiplied by the number of Sulliden Shares that are issued and outstanding immediately prior to the Effective Time (adjusted as provided in Section 2.5 below) less the number of Sulliden Shares held by Dissenting Shareholders, all in accordance with the terms of the SpinCo Conveyance Agreement, and Sulliden shall be entered into the register of SpinCo Shares maintained by or on behalf of SpinCo;

(h)

Rio Alto will lend (the “Loan”) to Sulliden an amount of cash equal to the Loan Amount by way of a non-interest bearing demand promissory note. If Rio Alto has so elected in accordance with Section 2.10(b) of the Arrangement Agreement, Sulliden will subscribe and pay for and Rio Alto shall issue to Sulliden that number of fully-paid and non-assessable Rio Alto Shares (the “Rio Alto Funding Shares”) equal to $10,000,000 at the Rio Alto Share Price;

(i)

Sulliden will subscribe for and SpinCo shall issue to Sulliden that number of additional fully-paid and non-assessable SpinCo Shares that is equal to 0.0853 multiplied by the number of Sulliden Shares that are issued and outstanding immediately prior to the Effective Time (adjusted as provided in Section 2.5 below) less the number of Sulliden Shares held by Dissenting Shareholders, in consideration for payment from Sulliden to SpinCo (the “Sulliden Cash Transfer”) of (i) cash subscription proceeds equal to $25,000,000 using funds from the Loan or (ii) $15,000,000 in cash using funds from the Loan and the transfer to SpinCo of all of the Rio Alto Funding Shares, in both instances subject to any applicable deduction to the cash amount in accordance with Section 2.3 (b) and (c);

(j)

Each Sulliden Option will be exchanged for a Sulliden Class A Option and one-tenth (0.1) of a SpinCo Option (and when aggregated with the other similar SpinCo Options of a holder of such options resulting in a fraction, they shall be rounded down to the nearest whole number of SpinCo Options). The term to expiry, conditions to and manner of exercising, and all other terms and conditions of a Sulliden Class A Option or a SpinCo Option, will be the same as the Sulliden Option for which it is exchanged and any document evidencing a Sulliden Option shall thereafter evidence and be deemed to evidence such Sulliden Class A Option or SpinCo Option, as the case may be. It is intended that subsection 7(1.4) of Tax Act apply to such exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Sulliden Class A Option or a SpinCo Option, as the case may be, will be increased such that the aggregate of the In-The-Money Amount of the Sulliden Class A Option and the In-The-MoneyAmount of the SpinCo Option immediately after the exchange does not exceed the In-The-Money Amount of the Sulliden Option immediately before the exchange.

(k)	Sulliden shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act, and which reorganization shall occur in the following order:

(i)	each outstanding Class B Share will be exchanged with Sulliden free and clear of all Liens for one (1) Class A Share and one-tenth (0.1) of a SpinCo Share, and such Class B Share shall thereupon be cancelled, and:

(A)	the holders of such Class B Shares shall cease to be the holders thereof and to have any rights or privileges as holders of such Class B Shares;

(B)	such holders’ names shall be removed from the register of the Class B Shares maintained by or on behalf of Sulliden; and

(C)

each Sulliden Shareholder shall be deemed to be the holder of the Class A Shares and SpinCo Shares (in each case, free and clear of any Liens) exchanged for the Class B Shares and shall be entered in the register of Sulliden or SpinCo, as the case may be, as the registered holder thereof;

(ii)	the stated capital of Sulliden for the outstanding Class A Shares will be an amount equal to the paid-up capital of Sulliden in respect of the Class B Shares, less the paid-up capital of Sulliden that is attributable to each Sulliden Share held by Dissenting Shareholders and described in paragraph 2.3(a) hereof, and less the fair market value of the SpinCo Shares distributed on such exchange;

(l)

each outstanding Class A Share (other than Class A Shares held by Rio Alto or any affiliate thereof) will, without further act or formality by or on behalf of a holder of Class A Shares, be irrevocably assigned and transferred by the holder thereof to Rio Alto (free and clear of all Liens) in exchange for 0.525 of a Rio Alto Share for each Class A Share held, and

(i)

the holders of such Class A Shares shall cease to be the holders thereof and to have any rights as holders of such Class A Shares other than the right to receive 0.525 of a Rio Alto Share per Class A Share in accordance with this Plan of Arrangement;

(ii)	such holders’ name shall be removed from the register of the Class A Shares maintained by or on behalf of Sulliden; and

(iii)

Rio Alto shall be deemed to be the transferee and the legal and beneficial holder of such Class A Shares (free and clear of all Liens) and shall be entered as the registered holder of such Class A Shares in the register of the Class A Shares maintained by or on behalf of Sulliden.

(m)

each Sulliden Class A Option, shall be exchanged for a fully-vested option (each, a “Rio Alto Replacement Option”) to purchase from Rio Alto 0.525 of Rio Alto Share (and when aggregated with the other similar Rio Alto Replacement Options of a holder of such options resulting in a fraction of a Rio Alto Share, they shall be rounded down to the nearest whole number of Rio Alto Shares). Such Rio Alto Replacement Option shall provide for an exercise price per Rio Alto Replacement Option (rounded up to the nearest whole cent) equal to the exercise price per Class A Share that otherwise be payable to acquire a Class A Share pursuant to the Sulliden Class A Option it replaces. All terms and conditions of a Rio Alto Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Sulliden Class A Option for which it was exchanged, and shall be governed by the terms of the Sulliden Option Plan and any document evidencing a Sulliden Class A Option shall thereafter evidence and be deemed to evidence such Rio Alto Replacement Option, except that the term to expiry of any Rio Alto Replacement Option shall not be affected by a holder of Rio Alto Replacement Options not becoming, or ceasing to be, an employee, consultant, officer or director of Sulliden or Rio Alto, as the case may be. It is intended that subsection 7(1.4) of Tax Act apply to such exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Rio Alto Replacement Option will be increased such that the In-The-Money Amount of the Rio Alto Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Sulliden Class A Option immediately before the exchange;

(n)

each Class A Share held by Rio Alto will be transferred to Rio Alto Newco in consideration of the issue by Rio Alto Newco to Rio Alto of one common share of Rio Alto Newco for each Class A Share so transferred;

(o)	the stated capital in respect of the Class A Shares will be reduced to $1.00 without any repayment of capital in respect thereof;

(p)	Sulliden will file an election with the CRA to cease to be a public corporation for the purposes of the Tax Act; and

(q)	Rio Alto NewCo and Sulliden shall amalgamate to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under under Section 177 of the OBCA, such that:

(i)	Rio Alto will receive on the amalgamation one Amalco common share in exchange for each Rio Alto Newco common share previously held, and all of the issued and outstanding Class A Shares will be cancelled without repayment of capital in respect thereof;

(ii)	the stated capital of the Amalco common shares will be an amount equal to the “paid-up capital”, as that term is defined in the Tax Act, attributable to all of the issued and outstanding Rio Alto Newco common shares immediately prior to the Amalgamation;

(iii)	the name of Amalco shall be “Shahuindo Gold Limited”;

(iv)	the initial directors of Amalco shall be the directors of Rio Alto NewCo;

(v)	the initial officers of Amalco shall be the officers of Rio Alto NewCo;

(vi)	Amalco shall have a minimum of 3 directors and a maximum of 11 directors;

(vii)	all of the property of each of Rio Alto NewCo and Sulliden continues to be the property of Amalco;

(viii)	Amalco continues to be liable for the obligations of each of Rio Alto NewCo and Sulliden (other than any obligations of Rio Alto NewCo or Sulliden to the other);

(ix)	any existing cause of action, claim or liability to prosecution is unaffected;

(x)	a civil, criminal or administrative action or proceeding pending by or against Rio Alto NewCo or Sulliden may continue to be prosecuted by or against Amalco;

(xi)	a conviction against, or ruling, order or judgment in favour of or against Rio Alto NewCo or Sulliden may be enforced by or against Amalco;

(xii)

the articles of Rio Alto NewCo immediately before the Effective Time are deemed to be the articles of incorporation of Amalco, and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalco;

(xiii)	the by-laws of Rio Alto NewCo immediately before the Effective Time are deemed to be the by-laws of Amalco;

(xiv)	Amalco shall be authorized to issue an unlimited number of common shares; and

(xv)

the directors of Amalco may appoint one or more directors of Amalco but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of Amalco, and any directors of Amalco appointed pursuant to the previous sentence shall hold office for a term expiring not later than the close of the next annual meeting of shareholders.

2.4	Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Rio Alto and SpinCo shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates (or electronic deposit) representing the Rio Alto Shares and SpinCo Shares required to be issued to former Sulliden Shareholders in accordance with the provisions of Section 2.3 hereof, which shares shall be held by the Depositary as agent and nominee for such former Sulliden Shareholders for distribution to such former Sulliden Shareholders in accordance with the provisions of Article 2 hereof.

(b)

An Eligible Holder whose Class A Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Rio Alto, within 90 days after the Effective Date, duly completed with the details of the number of Class A Shares transferred and the applicable agreed amounts for the purposes of such joint elections. Rio Alto shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Neither Sulliden, Rio Alto nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Rio Alto or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(c)	Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Rio Alto will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable), to the Eligible Holder.

2.5	No Fractional Shares

Following the Effective Time, if the aggregate number of Rio Alto Shares to which a former Sulliden Shareholder would otherwise be entitled would include a fractional share, then the number of Rio Alto Shares that such former Sulliden Shareholder is entitled to receive shall be rounded down to the next whole number and no former Sulliden Shareholder will be entitled to any compensation in respect of such fractional Rio Alto Share. In addition, following the Effective Time, if the aggregate number of SpinCo Shares to which a former Sulliden Shareholder would otherwise be entitled would include a fractional share, then the number of SpinCo Shares that such former Sulliden Shareholder is entitled to receive shall be rounded down to the next whole number and no former Sulliden Shareholder will be entitled to any compensation in respect of such fractional SpinCo Share.

ARTICLE 3
SULLIDEN WARRANTS

3.1	Sulliden Warrants

In accordance with the terms of the Sulliden Warrants, each holder of a Sulliden Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Sulliden Warrant, in lieu of Sulliden Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Rio Alto Shares and SpinCo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Sulliden Shares to which such holder would have been entitled if such holder had exercised such holder’s Sulliden Warrants immediately prior to the Effective Time. Each Sulliden Warrant shall continue to be governed by and be subject to the terms of the applicable Warrant certificate, subject to any supplemental exercise documents issued by Rio Alto and SpinCo (as they mutually agree, each acting reasonably) to holders of Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price with each them.

3.2	Exercise of Sulliden Warrants Post-Effective Time

Upon any valid exercise of a Sulliden Warrant after the Effective Time, Rio Alto shall issue the necessary number of Rio Alto Shares, and SpinCo shall issue the necessary number of SpinCo Shares, necessary to settle such exercise, provided that Rio Alto or SpinCo, as applicable, has received the portion of the Sulliden Warrant exercise price such that the Sulliden Warrant exercise price is divided between Rio Alto and SpinCo as follows:

(a)

Rio Alto shall receive for each 0.525 of a Rio Alto Share a portion of the exercise price equal to the original exercise price of the Sulliden Warrant multiplied by the Fair Market Value of a Class A Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of 0.1 of a SpinCo Share; and

(b)

SpinCo shall receive for each 0.1 of a Spinco Share a portion of the exercise price equal to the original exercise price of the Sulliden Warrant multiplied by the Fair Market Value of a SpinCo Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of 0.1 of a SpinCo Share.

3.3	Idem

This Article 3 is subject to adjustment in accordance with the terms of the Sulliden Warrants.

ARTICLE 4
RIGHTS OF DISSENT

4.1	Rights of Dissent

Nothing in this Plan of Arrangement or the transactions contemplated hereby shall affect, reduce or derogate from the rights of Continuance Dissenting Shareholders to be paid fair value by Sulliden (or Amalco as its successor) for their Sulliden Shares under section 378 of the QBCA. A Continuance Dissenting Shareholder shall not be entitled to exercise Arrangement Dissent Rights.

Holders of Sulliden Shares (other than Continuance Dissenting Shareholders) may exercise dissent rights (“Arrangement Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by Sulliden not later than 4:30 p.m. (Toronto time) on the Business Day immediately preceding the date of the Sulliden Meeting (as it may be adjourned or postponed from time to time).

Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Sulliden Shares held by them, and in respect of which Dissent Rights have been validly exercised, to Rio Alto, free and clear of all Liens, as provided in Section 2.3(a) above and if they:

(a)

ultimately are entitled to be paid fair value for such Sulliden Shares, will be entitled to be paid the fair value by Rio Alto (or by Amalco in the case of a Continuance Dissenting Shareholder) of such Sulliden Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Sulliden Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Sulliden Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Sulliden Shareholder.

4.2	Recognition of Dissenting Shareholders

(a)

In no circumstances shall Rio Alto, Sulliden, Amalco, SpinCo, the Depository or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the holder of those Sulliden Shares in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall Rio Alto, Sulliden, Amalco, SpinCo, the Depository or any other Person be required to recognize Dissenting Shareholders as Sulliden Shareholders in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(a) above, and the names of such Dissenting Shareholders shall be removed from the registers of Sulliden Shareholders in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section (a) occurs. In addition to any other restrictions under the OBCA or the QBCA, as the case may be, none of the following shall be entitled to exercise Dissent Rights: (i) Sulliden Optionholders, (ii) Sulliden Warrantholders, and (iii) Sulliden Shareholders who vote or have instructed a proxyholder to vote such Sulliden Shares in favour of the Contunuance Resolution or Arrangement Resolution, as the case may be (but only in respect of such Sulliden Shares).

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1	Letter of Transmittal

The Depositary will forward to each former registered Sulliden Shareholder, at the address of such former Sulliden Shareholder as it appears on the former register for the Sulliden Shares, a Letter of Transmittal and instructions for obtaining delivery of the certificates or other evidence of ownership representing the Rio Alto Shares and the SpinCo shares that will be transferred to such former Sulliden Shareholder pursuant to the Arrangement.

5.2	Class A Shares and Class B Shares

Recognizing that the Sulliden Shares shall be re-designated as Class B Shares pursuant to Section 2.3(d) and Class B Shares shall be exchanged partially for Class A Shares pursuant to Section 2.3(k)(i), Sulliden shall not issue share certificates representing the Class B Shares or the Class A Shares in replacement for outstanding share certificates representing the Sulliden Shares and each certificate representing the outstanding Sulliden Shares shall, as and from the time such exchange is effective, represent Class A Shares.

5.3	SpinCo Share Certificates

As soon as practicable following the Effective Date, SpinCo shall deliver, or cause to be delivered to the Depositary, certificates representing the SpinCo Shares required to be issued to the registered former Sulliden Shareholders in accordance with the provisions Section 2.3(k)(i) hereof, which certificates shall be held by the Depositary as agent and nominee for such former Sulliden Shareholders, for distribution to such former Sulliden Shareholders in accordance with the provisions of Section 5.5 hereof.

5.4	Rio Alto Share Certificates

Rio Alto shall deliver, or arrange to be delivered, to the Depositary certificates representing the Rio Alto Shares required to be issued to registered former Sulliden Shareholders, which certificates shall be held by the Depository, as agent and nominee for such former Sulliden Shareholders, for Distribution in accordance with the provisions of Section 5.5 hereof, all in accordance with Section 2.3(l) hereof.

5.5	Payment of Consideration

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Sulliden Shares, together with such other documents and instruments as would have been required to effect the transfer of the Sulliden Shares formerly represented by such certificate under the OBCA and the articles of Sulliden and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, a certificate representing the Rio Alto Shares and a certificate representing the SpinCo Shares that such holder is entitled to receive in accordance with Section 2.3 hereof. Any such certificate formerly representing Sulliden Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Sulliden Shareholder of any kind or nature against or in Sulliden, Rio Alto or SpinCo; and on such sixth anniversary, all Rio Alto Shares, SpinCo Shares and cash to which such former Sulliden Shareholder was entitled shall be deemed to have been surrendered to Rio Alto or SpinCo, as applicable.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.5(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Sulliden Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Rio Alto Shares and a certificate representing the SpinCo

Shares that the holder of such certificate is entitled to receive in accordance with Section 2.3 hereof.

(c)

No holder of Sulliden Shares, Sulliden Options, Sulliden Warrants, Sulliden DSUs or Sulliden RSUs shall be entitled to receive any consideration with respect to such Sulliden Shares, Sulliden Options, Sulliden Warrants, Sulliden DSUs or Sulliden RSUs, other than any consideration to which such holder is entitled to receive in accordance with Section 2.3 and this Section 5.5 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.6	Lost Certificates

In the event any certificate which, immediately prior to the Effective Time, represented one or more outstanding Sulliden Shares that were transferred pursuant to Section 2.3(k) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver to such Person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing the Rio Alto Shares and a certificate representing the SpinCo Shares that such Person is entitled to receive in accordance with Section 2.3 hereof in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Rio Alto Shares, SpinCo Shares is to be delivered shall as a condition precedent to the delivery of such Rio Alto Shares and SpinCo Shares, give a bond satisfactory to Rio Alto, SpinCo and the Depositary (acting reasonably) in such sum as Rio Alto and SpinCo may direct, or otherwise indemnify Rio Alto, SpinCo and Sulliden in a manner satisfactory to Rio Alto, SpinCo and Sulliden, acting reasonably, against any claim that may be made against Rio Alto, SpinCo and Sulliden with respect to the certificate alleged to have been lost, stolen or destroyed.

5.7	Withholding Rights

Any of the Parties or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 4.1), such amounts as Rio Alto, Sulliden, SpinCo, or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. The Parties and the Depositary shall also have the right to withhold and sell, on their own account or through a broker, and on behalf of any aforementioned Person to whom a withholding obligation applies, or require such Person to irrevocably direct the sale through a broker and irrevocably direct the broker pay the proceeds of such sale to the Parties or the Depositary, as appropriate, such number of Rio Alto Shares or SpinCo Shares issued to such Person pursuant to the Arrangement Agreement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any withholding obligations. None of the Parties or the Depository will be liable for any loss arising out of any sale.

5.8	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.9	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Sulliden Shares issued prior to the Effective Time, (b) the rights and obligations of the Sulliden Shareholders, Sulliden, SpinCo, Rio Alto, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any

Sulliden Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Parties, each acting reasonably, (iii) filed with the Court and, if made following the Sulliden Meeting, approved by the Court, and (iv) communicated to Sulliden Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the Sulliden Meeting (provided that Rio Alto shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Sulliden Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Sulliden Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Sulliden Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Rio Alto, provided that it concerns a matter which, in the reasonable opinion of Rio Alto, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Sulliden Shareholder.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

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Court File No. CV-14-10603-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	THURSDAY, THE 26TH DAY
	)	
JUSTICE NEWBOULD	)	OF JUNE, 2014

SULLIDEN GOLD CORPORATION LTD. and 2422222 ONTARIO INC.

Applicants

IN THE MATTER OF Section 182 of the *BUSINESS CORPORATIONS ACT (ONTARIO)*, being Chapter B.16 of The Revised Statutes of Ontario 1990, as amended

AND IN THE MATTER OF a Proposed Arrangement involving SULLIDEN GOLD CORPORATION LTD., 2422222 ONTARIO INC. and RIO ALTO MINING LIMITED

INTERIM ORDER

THIS MOTION made by Sulliden Gold Corporation Ltd. ("Sulliden") and 2422222 Ontario Inc. ("SpinCo"), for an interim order for advice and directions pursuant to section 182 of the *Business Corporations Act* (Ontario), R.S.O. 1990, c. B.16, as amended, (the "OBCA") was heard this day at 330 University Avenue, 8th Floor, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on June 24, 2014 and the affidavit of Justin Reid sworn June 24, 2014 (the "Supporting Affidavit"),

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including the Plan of Arrangement, which is attached as a Schedule to the joint management information circular of Sulliden and Rio Alto Mining Limited ("Rio Alto") (the "Information Circular"), which is attached as Exhibit "B" to the Supporting Affidavit, and on hearing the submissions of counsel for Sulliden and SpinCo and counsel for Rio Alto Mining Limited ("Rio Alto"),

Definitions

1. **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Information Circular or otherwise as specifically defined herein.

The Meeting

2. **THIS COURT ORDERS** that Sulliden is permitted to call, hold and conduct a special meeting (the "Meeting") of the holders of voting common shares (the "Shareholders") in the capital of Sulliden to be held at the Fairmont The Queen Elizabeth, 900 René – Lévesque Blvd. W., Montréal, Québec, H3B 4A5, on Wednesday, July 30, 2014 at 11:00 a.m. (Toronto time) in order for the Shareholders to consider, among other things, and, if determined advisable, pass:

(a) with or without variation, a special resolution (the "Continuance Resolution") authorizing the continuance of Sulliden under the OBCA substantially in the form set forth in Appendix "B" to the Information Circular; and

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(b) with or without variation, a special resolution authorizing, adopting and approving the Arrangement and the Plan of Arrangement (collectively, the "Arrangement Resolution") in the form set forth in Appendix "A" to the Information Circular.

3. **THIS COURT ORDERS** that the Meeting, as it relates to the Continuance Resolution, shall be called, held and conducted in accordance with the *Business Corporations Act* (Québec), chapter S-31.1 (the "QBCA"), the notice of meeting of Shareholders which accompanies the Information Circular (the "Notice of Meeting") and the articles and by-laws of Sulliden, subject to what may be provided hereafter and subject to further order of this court.

4. **THIS COURT ORDERS** that, if the Continuance Resolution is authorized, adopted and approved by the Shareholders at the Meeting, then the balance of the Meeting, including the authorization, adoption and approval of the Arrangement Resolution, shall be held and conducted in accordance with the OBCA, the Notice of Meeting and the articles and by-laws of Sulliden, subject to what may be provided hereafter and subject to further order of this court.

5. **THIS COURT ORDERS** that the record date (the "Record Date") for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be June 26, 2014, and shall not change in respect of any adjournments or postponements of the Meeting.

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6. **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Meeting shall be:

(a) the Shareholders or their respective proxyholders;

(b) the officers, directors, auditors and advisors of Sulliden;

(c) representatives and advisors of Rio Alto; and

(d) other persons who may receive the permission of the Chair of the Meeting.

7. **THIS COURT ORDERS** that Sulliden may transact such other business at the Meeting as is contemplated in the Information Circular, or as may otherwise be properly before the Meeting.

Quorum

8. **THIS COURT ORDERS** that the Chair of the Meeting shall be determined by Sulliden in accordance with the by-laws of Sulliden and that the quorum at the Meeting shall be Shareholders at the opening of the Meeting who are entitled to vote at the Meeting being present in person or by proxy holding, in the aggregate, not less than five per cent (5%) of the outstanding common shares of Sulliden.

Amendments to the Arrangement and Plan of Arrangement

9. **THIS COURT ORDERS** that Sulliden is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 10 below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it

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may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 13 and 14 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

10. **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement, as referred to in paragraph 9 above, would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Sulliden may determine.

Amendments to the Information Circular

11. **THIS COURT ORDERS** that Sulliden is authorized to make such amendments, revisions and/or supplements to the draft Information Circular as it may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 13 and 14 hereof.

Adjournments and Postponements

12. **THIS COURT ORDERS** that Sulliden, if it deems advisable and subject to the provisions of the QBCA and Sulliden's by-laws, is specifically authorized to adjourn or

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postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall, subject to the provisions of the QBCA and Sulliden's by-laws, be given by such method as Sulliden may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

13. **THIS COURT ORDERS** that, in order to effect notice of the Meeting, Sulliden shall send the Information Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Sulliden may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), to the following:

(a) the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting by one or more of the following methods:

(i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Sulliden, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last

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address of the person known to the Corporate Secretary of Sulliden;

(ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii) by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Sulliden, who requests such transmission in writing and, if required by Sulliden, who is prepared to pay the charges for such transmission;

(b) non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer; and

(c) the directors and auditors of Sulliden, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

14. **THIS COURT ORDERS** that, in the event that Sulliden elects to distribute the Meeting Materials, Sulliden is hereby directed to distribute the Information Circular (including the Notice of Application and this Interim Order), and any other

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communications or documents determined by Sulliden to be necessary or desirable (collectively, the "Court Materials") to the holders of options ("Sulliden Options"), the holders of restricted stock units ("Sulliden RSUs"), the holders of deferred share units ("Sulliden DSUs") and the holders of warrants ("Sulliden Warrants") to acquire Sulliden Shares (collectively, the "Other Sulliden Securityholders") by any method permitted for notice to Shareholders as set forth in paragraphs 13(a) or 13(b) above, concurrently with the distribution described in paragraph 13 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Sulliden or its registrar and transfer agent at the close of business on the Record Date.

15. **THIS COURT ORDERS** that accidental failure or omission by Sulliden to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Sulliden, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Sulliden, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

16. **THIS COURT ORDERS** that Sulliden is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Sulliden may determine in accordance with the terms of the Arrangement Agreement ("Additional Information"), and that notice of such Additional Information may, subject to

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paragraph 10 above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Sulliden may determine.

17. **THIS COURT ORDERS** that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 13 and 14 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 13 and 14 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 10 above.

Solicitation and Revocation of Proxies

18. **THIS COURT ORDERS** that Sulliden is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Information Circular, with such amendments and additional information as Sulliden may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Sulliden and Rio Alto are authorized, at their expense, to solicit proxies, directly or through their respective officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine. Sulliden may waive generally, in its discretion, the time limits set out in the Information Circular for the

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deposit or revocation of proxies by Shareholders, if Sulliden deems it advisable to do so.

19. **THIS COURT ORDERS** that, in respect of the Arrangement Resolution, Shareholders shall be entitled to revoke their proxies in accordance with subsection 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to clause 110(4)(a) of the OBCA may be deposited at the office of Sulliden's registrar and transfer agent, TMX Equity Transfer Services, at 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, as set out in the Information Circular, at any time up to and including the last Business Day preceding the day of the Meeting or any adjournment or postponement thereof, including by depositing a new proxy, or by any other manner permitted by applicable law. Notwithstanding the foregoing, a Shareholder who attends personally at the Meeting may revoke its proxy and vote in person at the Meeting.

Voting

20. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold common shares as of the close of business (Toronto time) on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

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21. **THIS COURT ORDERS** that votes shall be taken at the Meeting on the basis of one vote per common share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Continuance Resolution must be passed by an affirmative vote of at least two-thirds (66⅔%) of the votes cast in respect of the Continuance Resolution at the Meeting in person or by proxy by the Shareholders, and the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(b) a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders, other than those of: (i) Stan Bharti; (ii) Peter Tagliamonte; (iii) any person who is a "related party" of any of (i) or (ii) above in respect of the Arrangement; and (iv) any other person who is a "joint actor" with any of (i), (ii) or (iii) above in respect of the Arrangement, as determined by Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* and subject to the exceptions noted therein.

Such votes shall be sufficient to authorize Sulliden to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular

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without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Court.

22. **THIS COURT ORDERS** that in respect of matters properly brought before the Meeting pertaining to items of business affecting Sulliden (other than in respect of the Continuance Resolution and the Arrangement Resolution), each Shareholder is entitled to one vote for each voting common share of Sulliden held.

Dissent Rights

23. **THIS COURT ORDERS** that each registered Shareholder shall be entitled to exercise Continuance Dissent Rights in respect of the Continuance Resolution, provided that such Shareholder complies with Chapter XIV of the QBCA, which shall govern the rights and obligations arising from the exercise of Continuance Dissent Rights.

24. **THIS COURT ORDERS** that each registered Shareholder shall be entitled to exercise Arrangement Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Sulliden in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received not later than 4:30 p.m. (Toronto time) on the Business Day immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time), and must otherwise strictly

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comply with the requirements of the OBCA. For purposes of these proceedings, the "court" referred to in section 185 of the OBCA means this Court.

25. **THIS COURT ORDERS** that Rio Alto shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for voting common shares held by Shareholders who duly exercise Arrangement Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Information Circular, all references to the "corporation" in subsections 185 (4) and 185(10) to 185(26) inclusive, of the OBCA shall be deemed to refer to "Rio Alto" in place of the "corporation", and Rio Alto shall have all of the rights, duties and obligations of the "corporation" under subsections 185(10) to 185(26) inclusive, of the OBCA.

26. **THIS COURT ORDERS** that any Shareholder who duly exercises either Continuance Dissent Rights or Arrangement Dissent Rights set out in any of paragraphs 23-25 above and who:

(i) is ultimately determined by this Court to be entitled to be paid fair value for his, her or its voting common shares, shall be deemed to have transferred those voting common shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Rio Alto for cancellation in consideration for a payment of cash from Rio Alto (in the case of an Arrangement Dissenting Shareholder) or from Amalco (in the case of a Continuance Dissenting Shareholder) equal to such fair value; or

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(ii) is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its voting common shares pursuant to the exercise of either the Continuance Dissent Rights or the Arrangement Dissent Rights, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Sulliden, Rio Alto, Amalco or any other person be required to recognize such Shareholders as holders of voting common shares of Sulliden at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Sulliden's register of holders of voting common shares at that time.

Hearing of Application for Approval of the Arrangement

27. **THIS COURT ORDERS** that upon approval by the Shareholders of the Continuance Resolution, the Arrangement Resolution and the Plan of Arrangement in the manner set forth in this Interim Order, Sulliden may apply to this Court for final approval of the Arrangement.

28. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 13 and 14 hereof, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served, unless a Notice of Appearance is served in accordance with paragraph 29 hereof.

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29. **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Sulliden and SpinCo and the solicitors for Rio Alto as soon as reasonably practicable, and, in any event, no less than two (2) days before the hearing of this Application at the following addresses:

Cassels Brock & Blackwell LLP
Barristers & Solicitors
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Robert B. Cohen
Tel: 416-869-5425
Fax: 416-350-6929

Lawyers for Sulliden Gold Corporation Ltd. and TRAC Resources Corp.

Davis LLP
Barristers & Solicitors
Suite 6000, 1 First Canadian Place
PO Box 367,
100 King St W
Toronto, Ontario M5X 1E2

Susan Friedman
Tel: 416-365-3503
Fax: 416-777-7415

Lawyers for Rio Alto Mining Limited

30. **THIS COURT ORDERS** that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application for final approval of the Arrangement shall be:

(i) Sulliden and SpinCo;

(ii) Rio Alto; and

(iii) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

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31. **THIS COURT ORDERS** that any materials to be filed by Sulliden and SpinCo in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

32. **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 29 shall be entitled to be given notice of the adjourned date.

Precedence

33. **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, Sulliden Options, Sulliden RSUs, Sulliden DSUs or Sulliden Warrants, or the articles or by-laws of Sulliden, this Interim Order shall govern.

Extra-Territorial Assistance

34. **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

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Variance

35. **THIS COURT ORDERS** that Sulliden and SpinCo shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

Shaw J.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

JUN 2 5 2014

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IN THE MATTER OF SULLIDEN GOLD CORPORATION LTD. and 2422222 ONTARIO INC.

Court File No. CV-14-10603-00CL

Applicants

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

INTERIM ORDER

B-19

CASSELS BROCK & BLACKWELL LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Robert B. Cohen LSUC#: 32187D
Tel: 416-869-5425
Fax: 416-350-6929

Lawyers for the Applicants

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C-1

SCHEDULE “C”
NOTICE OF APPLICATION FOR FINAL ORDER

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service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LEGAL AID OFFICE.

Date: June 24, 2014

Issued by ______________________
Local Registrar Natasha Brown
Registrar

Address of court office 330 University Avenue
7th floor
Toronto ON M5G 1R7

TO: **ALL HOLDERS OF SHARES, OPTIONS, RESTRICTED STOCK UNITS, DEFERRED SHARE UNITS AND WARRANTS OF SULLIDEN GOLD CORPORATION LTD.**

AND TO: **ALL DIRECTORS OF SULLIDEN GOLD CORPORATION LTD.**

AND TO: **THE AUDITORS OF SULLIDEN GOLD CORPORATION LTD.**

AND TO: **DAVIS LLP**
Suite 6000, 1 First Canadian Place
PO Box 367,
100 King St W
Toronto ON M5X 1E2

Susan Friedman
Tel: 416-365-3503
Fax: 416-777-7415

Lawyers for Rio Alto Mining Limited

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APPLICATION

1. **THE APPLICANTS MAKE APPLICATION FOR:**

(a) an Interim Order for advice and directions of this Court pursuant to subsection 182(5) of the *Business Corporations Act*, R.S.O. 1990, c. B.16, as amended (the "OBCA") or pursuant to other applicable legislation, with respect to notice and the conduct of a meeting (the "Meeting") of the holders of shares (the "Shareholders") of Sulliden Gold Corporation Ltd. ("Sulliden") and such other matters pertaining to a proposed plan of arrangement (the "Arrangement") involving Sulliden, 2422222 Ontario Inc. ("SpinCo") and Rio Alto Mining Limited ("Rio Alto"), as described below;

(b) a Final Order of the Superior Court of Justice pursuant to subsections 182(3) and 182(5) of the OBCA approving the Arrangement if it is adopted and approved by the Shareholders at the Meeting and declaring that the terms of the Plan of Arrangement are fair and reasonable to the securityholders of Sulliden; and

(c) such further and other relief as to this Court seems just.

2. **THE GROUNDS FOR THE APPLICATION ARE:**

(a) Sulliden is a Canadian-based development stage mining company focused on advancing its 100% owned Shahuindo gold and silver project (the "Shahuindo Project") in Peru. Sulliden also has mining rights to a property (the "East Sullivan Property") approximately 8 kilometres to the South East of the City of Val d'Or in the gold mining district of Abitibi, Québec;

(b) The common shares of Sulliden ("Sulliden Shares") are listed and trade on the Toronto Stock Exchange (the "TSX"), as well as on the Lima Stock Exchange and the Premier Tier of the U.S. Over-the-Counter Market.

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Sulliden has corporate offices located in Toronto, Ontario and has a number of other securities issued and outstanding, namely options ("Sulliden Options"), restricted stock units ("Sulliden RSUs"), deferred share units ("Sulliden DSUs") and warrants (collectively, the "Other Sulliden Securities");

(c) Rio Alto is a Canadian-based resource company focused on the development of the 21,000 ha La Arena gold/copper project located in north central Peru, the most prolific gold mining district in Peru;

(d) Rio Alto's common shares ("Rio Alto Shares") are also listed and trade on the TSX as well as the New York Stock Exchange and the Lima Stock Exchange;

(e) SpinCo is a corporation incorporated pursuant to and governed by the provisions of the OBCA with its head office being located in Toronto, Ontario. SpinCo is authorized to issue an unlimited number of common shares ("SpinCo Shares");

(f) the Arrangement is an "arrangement" within the meaning of subsection 182(1) of the OBCA and is being proposed for a *bona fide* business purpose;

(g) pursuant to the Arrangement, Rio Alto will acquire each outstanding Sulliden Share that it does not already own, directly or through an affiliate. In connection therewith and among various other steps, including the passing by Shareholders of a continuance resolution (the "Continuance Resolution") providing for the continuance of Sulliden pursuant to section 180 of the OBCA:

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(ii) all of the issued and outstanding Sulliden RSUs shall be deemed to have vested and Sulliden shall allot and issue to each holder under the terms of the Sulliden RSU Plan thereof such number of Sulliden Shares as are due to such holder under the terms of the Sulliden RSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Sulliden RSU Plan will terminate;

(iii) all of the issued and outstanding Sulliden DSUs shall be deemed to have vested and the resignation of each holder of Sulliden DSUs of his or her position with Sulliden and the appointment of their successors shall be effective and Sulliden shall allot and issue to each holder of Sulliden DSUs such number of Sulliden Shares as are due to settle the amount due to such holder under the terms of the Sulliden DSU Plan (less any amounts withheld pursuant to the Plan of Arrangement) and thereafter the Sulliden DSU Plan will terminate;

(vi) an option plan for SpinCo will come into force;

(vii) transactions contemplated by a conveyance agreement between Sulliden and SpinCo to effect the sale and transfer of certain assets and liabilities of Sulliden to SpinCo (being those related to the East Sullivan Property) shall become effective, and as consideration for that sale and transfer, SpinCo shall issue to Sulliden that number of fully-paid and non-assessable SpinCo common shares ("SpinCo

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Shares") such that immediately after the foregoing issuance, Sulliden shall hold in aggregate (together with the SpinCo Shares held immediately prior to the foregoing issuance) that number of SpinCo Shares that is equal to 0.0147 multiplied by the number of Sulliden Shares that are issued and outstanding immediately prior to the Effective Time after giving effect to the issuances contemplated in paragraphs (g)(ii) and (iii) above (adjusted so that there are no fractional shares) less the number of Sulliden Shares held by Dissenting Shareholders;

(x) each Sulliden option ("Sulliden Option") shall be exchanged for a Sulliden Class A Option and one-tenth (0.1) of an option to

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(xvii) Rio Alto NewCo and Sulliden shall amalgamate to form one corporate entity ("Amalco") as if they had amalgamated pursuant to section 177 of the OBCA such that, among other things, Rio Alto will receive, on the amalgamation, one Amalco common share in exchange for each Rio Alto NewCo common share previously held, and all of the issued and outstanding Class A Shares will be cancelled without repayment of capital in respect thereof, and Amalco shall be organized in the manner specified in the Plan of Arrangement so that, among other things, Amalco shall be named "Shahuindo Gold Ltd." and continue to be liable for the obligations of each of Rio Alto NewCo and Sulliden;

(h) the Exchange Ratio represents consideration to Sulliden Shareholders of C$1.12 per Sulliden Share based on the closing price of Rio Alto Shares of C$2.13 per share on the TSX as of May 20, 2014, which implies a 43.4% premium over the May 20, 2014 closing price of Sulliden Shares and a 46.8% premium calculated on the 20-day volume weighted average price of each of Sulliden and Rio Alto as of May 20, 2014;

(i) all statutory requirements under the OBCA have been or will be fulfilled by the return date of this Application for final approval;

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(j) the directions set out and the approvals required pursuant to any Interim Order this Court may grant have been followed and obtained, or will be followed and obtained, by the return date of this Application for final approval;

(l) the Arrangement is in the best interest of Sulliden and is fair and reasonable;

(n) pursuant to an interim order (the "Interim Order") of this Court to be obtained by Sulliden and SpinCo, notice of this application will be served on all Shareholders and holders of Other Sulliden Securities at their respective registered addresses as they appear on the books of Sulliden at the close of business (Toronto time) on June 26, 2014, including those persons whose registered addresses are outside the Province of Ontario. Service of these proceedings on persons outside of Ontario will be effected pursuant to Rules 17.02(n) and (o) of the *Rules of Civil Procedure* and the Interim Order. With respect to all other persons and entities having an interest in the affairs of Sulliden, notice of this application will be given in accordance with the provisions of the Interim Order;

(o) this application is brought in good faith and has a material connection to the Toronto Region in that, among other things:

(i) Sulliden has its principal office located in Toronto;

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(iii) the transfer agent of Sulliden, as well as Sulliden's auditors, are located in Toronto;

(iv) the shares of both Sulliden and Rio Alto are listed and trade on the TSX; and

(v) Rio Alto NewCo is governed by the OBCA and, once amalgamated with Sulliden to form Amalco pursuant to the Plan of Arrangement, Amalco will be governed by the OBCA;

(p) Section 182 of the OBCA;

(q) Rules 14.05 and 38 of the Rules *of Civil Procedure*; and

(r) such further and other grounds as counsel may advise and this Court may permit.

3. **THE FOLLOWING DOCUMENTARY EVIDENCE** will be used at the hearing of the application:

(a) the affidavit of Justin Reid, the President and director of Sulliden, sworn in June of 2014;

(b) a supplementary affidavit to be filed after the Meeting and detailing the events thereat; and

(c) such further affidavits of deponents on behalf of Sulliden reporting as to compliance with the Interim Order; and

IN THE MATTER OF SULLIDEN GOLD CORPORATION LTD. and 2422222 ONTARIO INC.

Applicant

Court File No.: CV-14-10603-00CL

C-13

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

NOTICE OF APPLICATION

CASSELS BROCK & BLACKWELL LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Robert B. Cohen LSUC#: 32187D
Tel: 416-869-5425
Fax: 416-350-6929

Lawyers for the Applicants

SCHEDULE “D”
RIO ALTO UNAUDITED PRO-FORMA
CONSOLIDATED FINANCIAL STATEMENTS

RIO ALTO MINING LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

	Rio Alto	Pro Forma
	Mining	Sulliden Gold
	Limited	Corporation
		Ltd.

		January 31
	March 31	2014		Pro Forma	Pro Forma
As at	2014	(Note 6)	Note 2	Adjustments	Consolidated

Assets
Current
Cash and cash equivalents	$33,692	$8,106		$-	$41,798
Accounts receivable	9,796	658		-	10,454
Other financial assets	150	-		-	150
Inventory	31,757	-		-	31,757
Prepaid expenses	2,964	-		-	2,964
Income tax receivable	2,146	-		-	2,146
IGV receivable	18,759	-		-	18,759
Total Current Assets	99,264	8,764		-	108,028

Restricted cash	4,027	-		-	4,027
Plant and equipment, net	136,227	15,537		-	151,764
Mineral properties and development costs, net	100,221	164,967	3(b)	(164,967)	381,471
			3(b)	281,250
Deferred tax asset	4,970	-			4,970
Total Assets	$344,709	$189,268		$116,283	$650,260

Liabilities
Current
Accounts payable and accrued liabilities	34,840	1,124	3(a)	5,200	41,164
Taxes payable	1,326	-		-	1,326
Deferred revenue	4,594	-		-	4,594
Derivative liability	435	-		-	435
Short term debt	3,492	-		-	3,492
Total Current Liabilities	44,687	1,124		5,200	51,011

Accounts payable and accrued liabilities	3,001	-		-	3,001
Asset retirement obligation	23,111	-		-	23,111
Deferred tax liability	-	5,831	3(d)	(5,831)	-
Total Liabilities	70,799	6,955		(631)	77,123

Equity
Share capital	141,202	238,036	3(c)	(238,036)	426,880
			3(a)	285,678
Share option and warrant reserve	12,271	23,615	3(c)	(23,615)	25,820
			3(a)	4,793
			3(a)	8,756
Translation reserve	4,522	8,157	3(c)	(8,157)	4,522
Related earnings (deficit)	115,915	(87,495)	3(c)	87,495	115,915
Total Equity	273,910	182,313		116,914	573,137
Total Liabilities and Equities	$344,709	$189,268		$116,283	$650,260

RIO ALTO MINING LIMITED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT NET INCOME
AND COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars)

	Rio Alto	Pro Forma
	Mining	Sulliden Gold
	Limited	Corporation
		Ltd.

		January 31
	December	2014		Pro Forma	Pro Forma
For the twelve months ended	31 2013	(Note 6)	Note 2	Adjustments	Consolidated

Sales	$285,122	$-		$-	$285,122
Cost of sales	(140,195)	-		-	(140,195)
Amortization	(35,759)	(2)		-	(35,761)
Gross Profit	109,168	(2)		-	109,166

General and administrative expenses	(6,968)	(20,538)		-	(27,506)
Exploration and evaluation expenses	(9,219)	-		-	(9,219)
Operating earnings	92,981	(20,540)		-	72,441

Unrealized gain on derivative liability	1,310	-		-	1,310
Loss on settlement of prepayment	(5,427)	-		-	(5,427)
Accretion of asset retirement obligation	(1,547)	-		-	(1,547)
Captive insurance expenses	(187)	-		-	(187)
Foreign exchange (loss) gain	(1,690)	638		-	(1,052)
Impairment of exploration property	(7,261)	-		-	(7,261)
Other gain	487	517		-	1,004
Income before income taxes	78,666	(19,385)		-	59,281

Provision for current income taxes	(44,711)	-		-	(44,711)
Provision for deferred income taxes	(3,197)	(14)		-	(3,211)
Net income and comprehensive income	$30,758	$(19,399)		$-	$11,359

	Rio Alto	Pro Forma
	Mining	Sulliden Gold
	Limited	Corporation
		Ltd.

		January 31
	March 31	2014		Pro Forma	Pro Forma
For the three months ended	2014	(Note 6)	Note 2	Adjustments	Consolidated

Sales	$65,088	$-		$-	$65,088
Cost of sales	(34,938)	-		-	(34,938)
Amortization	(7,768)	-		-	(7,768)
Gross Profit	22,382	-		-	22,382

General and administrative expenses	(1,279)	(1,941)		-	(3,220)
Exploration and evaluation expenses	(579)	-		-	(579)
Operating earnings	20,524	(1,941)		-	18,583

Unrealized gain on derivative liability	299	-		-	299
Accretion of asset retirement obligation	(398)	-		-	(398)
Captive insurance expenses	(122)	-		-	(122)
Foreign exchange (loss) gain	(235)	33		-	(202)
Other (loss) gain	(92)	263		-	171
Income before income taxes	19,976	(1,645)		-	18,331

Provision for current income taxes	(8,547)	-		-	(8,547)
Recovery of (provision for) deferred income taxes	480	(281)		-	199

Net income and comprehensive income	$11,909	$(1,926)		$-	$9,983

RIO ALTO MINING LIMITED

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands United States dollars unless otherwise stated)
(Unaudited)

1.	Basis of presentation

On June 13, 2014 Rio Alto Mining Limited (“Rio Alto” or the “Company”) and Sulliden Gold Corporation Ltd. (“Sulliden”) announced that they entered into an arrangement agreement (the “Agreement”) pursuant to which Rio Alto has agreed to acquire all of the issued and outstanding common shares of Sulliden by way of a court-approved Plan of Arrangement (the "Arrangement"). Pursuant to the terms of the Arrangement, all of the Sulliden common shares (the “Sulliden Common Shares”) issued and outstanding immediately prior to consummation of the transaction shall become exchangeable into the common stock of Rio Alto on the basis of 0.525 of a common share of Rio Alto.

In addition, as part of the transaction, certain of Sulliden’s assets will be spun-out into a new company (”SpinCo”) and Sulliden shareholders will receive 0.100 common shares of SpinCo for each Sulliden Common Share issued and outstanding immediately prior to consummation of the transaction. SpinCo will be capitalized with CAD $25 million cash (the “Sulliden Cash Transfer”).

Following completion of the transaction, each outstanding warrant and stock option to purchase one (1) Sulliden Common Share will be exercisable into 0.525 common shares of Rio Alto and 0.100 common shares of SpinCo.

These unaudited pro forma consolidated financial statements have been prepared to give effect to the proposed transaction with Sulliden on the basis that each shareholder of Sulliden (other than Rio Alto) will receive shares of common stock of Rio Alto in exchange for their Sulliden Common Shares. These unaudited pro forma consolidated statements reflect the acquisition of 100 per cent of the Sulliden Common Shares.

The pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with, the following historical financial information which was prepared in accordance with International Financial Reporting Standards (“IFRS”):

a.	For the unaudited pro forma consolidated statement of financial position (giving effect to the transaction as if it had occurred on March 31, 2014):
i.	the unaudited condensed consolidated interim financial statements of Rio Alto Mining Limited as at March 31, 2014;
ii.

the unaudited condensed consolidated interim financial statements of Sulliden Gold Corporation Ltd. as at January 31, 2014 adjusted for certain pro forma adjustments and to translate from Canadian to United States dollars (note 6);

b.	For the unaudited twelve-month pro forma consolidated statement of income and comprehensive income (giving effect to the Transaction as if it had occurred on January 1, 2013):
i.	the audited consolidated statement of net income and comprehensive income of Rio Alto Mining Limited for the year ended December 31, 2013;
ii.

the audited consolidated statement of operations and comprehensive loss of Sulliden Gold Corporation Ltd. for the year ended April 30, 2013 adjusted to include the nine months ended March 31, 2014 and exclude the nine months ended March 31, 2013 (as presented in the respective unaudited condensed consolidated interim statements of operations and comprehensive loss for the nine months ended January 31, 2014 and 2013) and to translate from Canadian to United States dollars (note 6);

c.	For the unaudited three-month pro forma consolidated statement of income and comprehensive income (giving effect to the Transaction as if it had occurred on January 1, 2013:
i.	the unaudited condensed consolidated interim statement of income and comprehensive income of Rio Alto Mining Limited for the three months ended March 31, 2014;
ii.

the unaudited condensed consolidated interim statement of operations and comprehensive loss of Sulliden Gold Corporation Ltd. For the three months ended January 31, 2013 adjusted to translate from Canadian to United States dollars (note 6);

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Rio Alto for the year ended December 31, 2013 which are incorporated by reference into this document. Management of the Company has reclassified certain line items from Sulliden financial statements in an attempt to conform to the presentation of the Company’s consolidated financial statements. It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described in Note 2 in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

RIO ALTO MINING LIMITED

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands United States dollars unless otherwise stated)
(Unaudited)

1.	Basis of presentation - continued

These unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto of Rio Alto described above. These unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The pro forma adjustments and allocations of the purchase price for Sulliden are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized. The final valuation will be based on the actual net tangible and intangible assets of Sulliden that exist as of the date of the completion of the acquisition.

2.	Acquisition

The transaction will be recorded for accounting purposes as an asset acquisition. In consideration for the acquisition of Sulliden, the Company will issue 0.525 shares (“exchange ratio”) of Rio Alto common stock for each outstanding common share of Sulliden (less the 26,966,292 common shares of Sulliden held by Rio Alto) totaling approximately 153.2 million common shares to shareholders of Sulliden, representing approximately $285.7 million total value based on the closing price of Rio Alto’s common stock on May 21, 2014. 750,000 Deferred Share Units (“DSUs”) and 2,510,000 Restricted Share Units (“RSUs”) will be exchanged for shares of Rio Alto based on the exchange ratio. In addition, in the event that the Market Value (based on the volume weighted average trading price on the TSX for the five consecutive trading days immediately prior to the date on which the Market Value is determined) of a Sulliden Share exceeds the Market Value of 0.525 of a Rio Alto share at the effective time of the Arrangement, the holders of Sulliden DSUs and RSUs will receive a cash payment equivalent to the difference for each such Sulliden RSU and DSU held, with 50% of the cash payment being satisfied by Rio Alto and 50% of the cash payment satisfied via the deduction from the Sulliden Cash Transfer.

The acquisition price reflects the market price of Rio Alto’s common shares over a 10-day period before and after the announcement date on May 21, 2014 and is estimated at C$2.04 per each Rio Alto share. The final acquisition price will be based on the quoted market price, exchange rate, and the actual number of Sulliden issued and outstanding shares, options, and warrants outstanding on the actual date of closing.

Each Sulliden warrant or stock option which gives the holder the right to acquire shares in the common stock of Sulliden when presented for execution will be exchanged for a warrant or stock option which will give the holder the right to acquire shares in the common stock of Rio Alto on the same basis as the exchange of Sulliden common shares for Rio Alto common shares. These options and warrants have been included in the purchase consideration at their fair value of approximately $4.8 million and $8.8 million, respectively, based on the Black-Scholes pricing model.

For the purpose of determining the value of the purchase consideration, the total number of outstanding shares, options, and warrants have been derived from the latest published financial statements of Sulliden as at January 31, 2014 adjusted for certain transactions as described in note 6. The value of the purchase consideration for accounting purposes will differ from the amount assumed in the unaudited pro forma consolidated financial statement information for changes in the number of outstanding shares, options and warrants as of the transaction closing date.

The fair value of the net assets of Sulliden to be acquired will ultimately be determined during the third quarter of 2014. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material. The preliminary acquisition cost has been allocated as follows:

Fair value of 151,524,261 shares issued (May 20, 2014 closing price)	$283,917
750,000 DSUs settled at CAD $1.12 per DSU (for 393,750 Rio Alto shares)	405
2,510,000 RSUs settled at CAD $1.12 per RSU (for 1,317,755 Rio Alto shares)	1,356
Fair value of 11,171,633 stock options issued	4,793
Fair value of 9,910,112 share purchase warrants issued	8,756
Transaction costs	5,200
Total purchase price	$304,427

Cash and cash equivalents	$8,106
Accounts receivable	658
Plant and equipment	15,537
Mineral properties and deferred exploration costs	281,250
Accounts payable and accrued liabilities	(1,124)
Net assets acquired	$304,427

RIO ALTO MINING LIMITED

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands United States dollars unless otherwise stated)
(Unaudited)

3.	Pro forma assumptions and adjustments

These unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)	The acquisition cost of $304,427 including accrued estimated transaction costs of $5,200, has been allocated to the acquired assets and liabilities on a pro forma basis as described in Note 2.
(b)

The excess of the purchase consideration over carrying values of net assets of Sulliden (exclusive $164,967 mineral properties and deferred exploration costs) in the amount of $281,250 has been assigned to the acquired mineral properties.

(c)	Equity balances of Sulliden are eliminated.
(d)	Deferred tax liability of Sulliden is not recognized due to initial recognition exemption.

4.	Pro forma share capital

Pro forma share capital as at March 31, 2014 has been determined as follows:

	Number	Value
	of Shares	(‘000s)
Common shares of Rio issued and outstanding as at March 31, 2014	176,987,682	$141,202
Common shares of Sulliden issued and outstanding as at June 13, 2014 (less shares held by Rio Alto)	288,617,640	238,036
Reversal of Sulliden share capital	(135,301,874)	(238,036)
Fair value of common shares issued to acquire Sulliden	-	285,678
Pro forma share capital	330,303,448	$426,880

5.	Pro forma earnings per share

	12 months	3 months
	ended	ended
	December 31	March 31
Basic	2014	2014
Adjusted weighted average number of Rio Alto shares outstanding	176,307,763	176,873,904
Assumed number of Rio Alto shares issued for Sulliden shares	153,235,766	153,235,766
Pro forma weighted average number of shares outstanding	329,543,529	330,109,670
Pro forma net income (‘000s)	11,359	9,983
Earnings per share	$0.03	$0.03

Diluted
Adjusted weighted average number of Rio Alto shares outstanding	177,942,524	177,722,738
Assumed number of Rio Alto shares issued for Sulliden shares	153,235,766	153,235,766
Pro forma weighted average number of shares outstanding	331,178,290	330,958,504
Pro forma net income (‘000s)	11,359	9,983
Earnings per share	$0.03	$0.03

6.	Sulliden conforming adjustments

As discussed in Note 1, certain adjustments have been made to the Sulliden financial statements.

The following pro forma adjustments were made to the balance sheet as at January 31, 2014:

RIO ALTO MINING LIMITED

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands United States dollars unless otherwise stated)
(Unaudited)

SULLIDEN GOLD CORPORATION LTD.

Pro Forma Consolidated Statements of Financial Position (unaudited)
As at January 31, 2014

													Pro Forma Sulliden
	As Reported										Pro Forma		Gold Corporation
		Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma		Month-End	Ltd.
	January										January 31,		January 31,
	31,	Adj	Adj	Adj	Adj	Adj	Adj	Adj	Adj	Adj		Rate
As at	2014	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	2014	0.8994	2014
	CDN										CDN		USD
Current assets
Cash and cash equivalents	$32,668	-	-	(14,906)	(7,800)	(900)	-	-	-	(50)	$9,012	0.8994	$8,106
Fixed income investments	17,594	-	-	(10,094)	(7,500)	-	-	-	-	-	-	0.8994	-
Amounts receivable and other	745	-	(14)	-	-	-	-	-	-	-	731	0.8994	658
Total current assets	51,007	-	(14)	(25,000)	(15,300)	(900)	-	-	-	(50)	9,743		8,764
Non-current assets
Property and equipment, net	17,275	-	-	-	-	-	-	-	-	-	17,275	0.8994	15,537
Mine development assets	179,397	-	-	-	3,606	-	-	416	-	-	183,419	0.8994	164,967
Exploration and evaluation assets	55	(105)	-	-	-	-	-	-	-	50	-	0.8994	-
TOTAL ASSETS	$247,734	(105)	(14)	(25,000)	(11,694)	(900)	-	416	-	-	$210,437		$189,268

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$858	-	-	-	-	-	-	-	-	-	$858	0.8994	$772
Accrued liabilities	472	-	-	-	-	-	(82)	-	-	-	390	0.8994	352
Total current liabilities	1,330	-	-	-	-	-	(82)	-	-	-	1,248		1,124

Non-current liabilities
Deferred income taxes	6,483	-	-	-	-	-	-	-	-	-	6,483	0.8994	5,831

Total liabilities	7,813	-	-	-	-	-	(82)	-	-	-	7,731		6,955

SHAREHOLDERS' EQUITY
Share capital	286,115	(105)	-	(25,000)	-	-	840	-	2,811	-	264,661	0.8994	238,036
Share purchase warrant reserve	2,741	-	-	-	-	-	-	-	-	-	2,741	0.8994	2,465
Share-based payment reserve	24,271	-	-	-	-	-	-	1,843	(2,598)	-	23,516	0.8994	21,150
Opening deficit	(67,850)	-	-	-	-	-	-	-	-	-	(67,850)	1.0008	(67,904)
Deficit adjustment	-	-	-	-	-	-	-	-	(213)	-	(213)	0.8994	(191)
Translation adjustment	-	-	-	-	-	-	-	-	-	-	-		8,157
Net loss for the twelve months (j)	(5,356)	-	(14)	-	(11,694)	(900)	(758)	(1,427)	-	-	(20,149)	0.9628	(19,400)
Total shareholders' equity	239,921	(105)	(14)	(25,000)	(11,694)	(900)	82	416	-	-	202,706		182,313
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	$247,734	(105)	(14)	(25,000)	(11,694)	(900)	-	416	-	-	$210,437		$189,268

The adjustments in the above table are as such:
(a)         Transfer of East Sullivan to SpinCo
(b)         Settlement of related party advance
(c)         Transfer of $25 million (cash) to SpinCo and subscription of SpinCo shares and subsequent issuance of SpinCo shares to existing Sulliden shareholders
(d)         Change of control payment, costs of employees directly related to the project are capitalized to Mine Development Assets
(e)         Transaction costs estimated at $900,000 – legal, auditor review fees and financing fee
(f)         Settlement of 750,000 DSU at $1.12 per DSU through issuance of Rio Alto shares based on the exchange ratio
(g)         Vesting of 2,510,000 RSUs
(h)         Settlement of 2,510,000 RSUs at $1.12 per RSU though issuance Rio Alto shares based on the exchange ratio
(i)          Excess of attributed value over settlement of RSUs

RIO ALTO MINING LIMITED

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands United States dollars unless otherwise stated)
(Unaudited)

(j)	Average exchange rate was applied to the net loss for the twelve months.
(k)

Assumes that there is no difference between the Market Value of 0.525 of a Rio Alto Share and a Sulliden share at the effective time of the Arrangement. In the event that the Market Value of a Sulliden Share exceeds the Market Value of 0.525 of a Rio Alto Share at the effective time, the holders of Sulliden RSUs and Sulliden DSUs will receive a cash payment equivalent to the difference for each such Sulliden RSU or Sulliden DSU held, 50% of this cash payment will be satisfied by Rio Alto and 50% of this cash payment will be satisfied from Sulliden via a deduction in the amount of the Sulliden Cash Transfer.

The following pro forma adjustments were made to the income statement for the calculated period ended January 31, 2014:

SULLIDEN GOLD CORPORATION LTD.
Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited)

											Pro Forma
	As	Pro	Calculated						Pro Forma		Sulliden Gold Corporation
	Reported	Forma									Ltd.
	Nine	Three	Twelve						Twelve		Twelve
	months	months	months						months	Translation	months
	ended	ended	ended	Pro Forma	Pro Forma	Pro Forma	Pro Forma	Pro Forma	ended	to USD	ended
											January
	January 31,	April 30,	January 31,	Adj	Adj	Adj	Adj	Adj	January 31,		31,
	2014	2013	2014	(a)	(b)	(c)	(d)	(e)	2014	0.9628	2014
	CDN	CDN	CDN						CDN		USD
Expenses
Share-based compensation	$2,437	$(495)	$1,942	-	-	758	1,427	-	$4,127	0.9628	$3,973
General and administrative	3,296	1,301	4,597	14	900	-	-	11,694	17,205	0.9628	16,565
Depreciation	1	1	2	-	-	-	-	-	2	0.9628	2
	5,734	807	6,540	14	900	758	1,427	11,694	21,334		20,540
Other
Foreign exchange gain	(634)	(29)	(663)	-	-	-	-	-	(663)	0.9628	(638)
Investment income	(497)	(40)	(537)	-	-	-	-	-	(537)	0.9628	(517)
Net loss before income tax	4,603	738	5,341	14	900	758	1,427	11,694	20,134		19,385
Deferred income tax expense	223	(208)	15	-	-	-	-	-	15	0.9628	14
Net loss and comprehensive loss for the period	$4,826	$530	$5,356	14	900	758	1,427	11,694	$20,149		$19,399

The adjustments in the above table are as such:
a) Settlement of related party advance
b) Transaction costs estimated at $900,000 – legal, auditor review fees and financing fee
c) Settlement of 750,000 DSU at $1.12 per DSU
d) Settlement of 2,510,000 RSU at $1.12 per RSU
e) Change of control payment, costs of employees directly related to the project are capitalized to Mine Development Assets

RIO ALTO MINING LIMITED

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands United States dollars unless otherwise stated)
(Unaudited)

f) The results for the three months ended January 31, 2014 have been presented as originally reported, with the average exchange rate for the three months applied

SCHEDULE “E”
AUDITED FINANCIAL STATEMENTS AND MD&A OF SPINCO

2422222 ONTARIO INC.
( A Newly Incorporated Business)

FINANCIAL STATEMENTS

JUNE 10, 2014

(expressed in Canadian dollars)

June 26, 2014

Independent Auditor’s Report

To the Board of Directors of
2422222 Ontario Inc.

We have audited the accompanying financial statements of 2422222 Ontario Inc., which comprise the statement of financial position as at June 10, 2014 and the statement of cash flows for the period June 10, 2014 to June 10, 2014 and changes in equity for the period June 10, 2014 to June 10, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal controls as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of 2422222 Ontario Inc. as at June 10, 2014 and its financial performance for the period June 10, 2014 to June 10, 2014 and their cash flows for the period June 10, 2014 to June 10, 2014 in accordance with IFRS.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

2422222 ONTARIO INC.
(A Newly Incorporated Business)
Statement of Financial Position
(Expressed in Canadian dollars)
As at June 10, 2014

ASSETS
Cash	$1

SHAREHOLDER'S EQUITY
Share capital (note 3)	$1

Subsequent event (Note 4)

Approved by the Board of Directors:

Signed “Peter Tagliamonte”, Director

Signed “Justin Reid”,Director

The accompanying notes are an integral part of these financial statements

2422222 ONTARIO INC.
(A Newly Incorporated Business)
Statement of Cash Flows
(Expressed in Canadian dollars)
Day of incorporation June 10, 2014

Cash provided by Financing Activities

Issue of share at incorporation	$1

Net increase in cash	1

Cash, beginning of period	-

Cash, end of period	$1

The accompanying notes are an integral part of these financial statements

2422222 ONTARIO INC.
(A Newly Incorporated Business)
Statement of Changes in Equity
(Expressed in Canadian dollars)
Day of incorporation June 10, 2014

	Share Capital

	Number of
	Common Shares	Amount
Upon incorporation on June 10, 2014	1	$1

The accompanying notes are an integral part of these financial statements

2422222 ONTARIO INC.
(A Newly Incorporated Business)
Notes to the Financial Statements
Period from incorporation on June 10, 2014 to the end of the same business day
(Expressed in Canadian dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

2422222 Ontario Inc. (“2422222” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on June 10, 2014 and is a wholly-owned subsidiary of Sulliden Gold Corporation Ltd. (“Sulliden”). The head office of the Company is located at 65 Queen Street West, Suite 800, Toronto, Ontario, M5H 2M5 and the registered office of the Company is located at the same address.

Sulliden is in the process of completing an arrangement as described in Note 4 that will result in 2422222 holding title to an exploration property located in Quebec. These financial statements reflect the financial position, changes in equity and cash flows of the Company as at June 10, 2014 and for the period from incorporation on June 10, 2014. 2422222 has not begun any operating activities.

2.	BASIS OF PRESENTATION

The financial statements of the Company have been prepared by management in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on June 26, 2014.

3.	SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

Upon incorporation on June 10, 2014, the Company issued one common share at a price of $1.

4.	SUBSEQUENT EVENT

On June 13, 2014, the Company announced that they have signed a definitive arrangement agreement relating to the previously announced (dated May 21, 2014) business combination of Rio Alto Mining Limited ("Rio Alto"), and Sulliden (the “Transaction”). Under the Transaction, Rio Alto will acquire each outstanding common share of Sulliden for 0.525 of a Rio Alto common share. In addition, shareholders of Sulliden will receive 0.10 of a common share in 2422222 for each common share of Sulliden (“Sulliden common share”) held. As part of the arrangement, Sulliden will transfer its 100% interest in the East Sullivan Property in Val-d'Or, Quebec to 2422222 and 2422222 will be capitalized with approximately $25 million in cash which at Rio Alto's option may be provided entirely in cash or $15 million in cash and $10 million in common shares of Rio Alto. Following completion of the transaction, each outstanding warrant and stock option to purchase Sulliden common shares will be exercisable to purchase 0.525 of a Rio Alto common share and 0.10 of 2422222 common share in lieu of each Sulliden common share.

The Transaction remains subject to court and regulatory approval, as well as the approval of Rio Alto and Sulliden shareholders. The meeting of Sulliden shareholders and the meeting of Rio Alto shareholders to approve the Transaction are both scheduled to take place on July 30, 2014.

2422222 ONTARIO INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Expressed in Canadian dollars, unless otherwise noted)

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of 2422222 Ontario Inc. (the “Company” or “2422222””) is prepared as of June 10, 2014 and should be read in conjunction with the Company’s audited financial statements and the notes thereto for the period from incorporation on June 10, 2014 to the end of the same business day, which were prepared in accordance with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

DESCRIPTION OF BUSINESS

2422222 was incorporated on June 10, 2014 as part of a plan of arrangement.

On May 21, 2014 Rio Alto Mining Ltd. (“Rio Alto”) and Sulliden Gold Corporation Ltd. (“Sulliden”) announced the signing of a binding letter agreement (“Agreement”) to combine their respective businesses (the "Transaction"). Rio Alto will acquire each outstanding common share of Sulliden for 0.525 of a Rio Alto common share. In addition, as part of the agreement, shareholders of Sulliden will receive 0.10 common share of 2422222 Ontario Inc. (“2422222”) for each Sulliden common share held. Sulliden will transfer its 100% interest in Sulliden Gold Corporation Ltd. (East Sullivan Property) (the “Property”) and $25 million of cash (which at Rio Alto’s option may be provided entirely in cash or $15 million in cash and $10 million in common shares of Rio Alto) to 2422222. Following completion of the agreement, each outstanding warrant and stock option to purchase Sulliden common shares will be exercisable to purchase 0.525 of a Rio Alto common share and 0.10 of 2422222 common shares in lieu of each Sulliden share. In addition to shareholder approvals, the Transaction is also subject to the receipt of all necessary regulatory, court and other approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature.

The Property is located approximately 8 kilometres to the southeast of the City of Val D’Or Bourlamaque Township, in the gold mining district of Abitibi, Québec. The Property consists of 21 staked claim units, each having approximately 16 hectares in area, for a total area of approximately 336 hectares. The property is easily accessed and serviceable from the city of Val D’Or. All claims are contiguous and 100% owned by the Sulliden. This area has been explored for both gold and base metals over the past starting as early as 1872. The property encompasses the ancient East Sullivan polymetallic mine operated from 1949 to 1966 by East Sullivan Mines and Sullico Mine.

Sulliden Gold Corporation Ltd. (“Sulliden”) is the Company’s only shareholder. As of the date of this MD&A, the Company has incurred no operations. As the Company is an exploration entity, it is dependent on its ability to raise financing and that there is a commitment to receive $25,000,000 in cash (which at Rio Alto’s option may be provided entirely in cash or $15 million in cash and $10 million in common shares of Rio Alto) upon the completion of the Rio Alto transaction described above.

2422222 intends to make an application to the TSX Exchange for its shares to be listed for trading on the TSX. If the 2422222 shares do not become listed or quoted for trading on any stock exchange, this could have a material adverse effect on the liquidity of the 2422222 shares and negatively impact the share price of 2422222 shares following the completion of the Transaction.

ADDITIONAL COMMENTS

Readers of this Management Discussion of Analysis can obtain information on the exploration property that is to be transferred to the Company in Sulliden’s Management Discussion and Analysis for the fiscal years ended April 30, 2013 and 2012 and other filings, which are available under Sullliden’s profile on www.sedar.com and www.sulliden.com.

SCHEDULE “F”
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE SPINCO BUSINESS
AND RELATED MD&A

SULLIDEN GOLD CORPORATION LTD.
(EAST SULLIVAN PROPERTY)

CARVE OUT FINANCIAL STATEMENTS

April 30, 2014

(expressed in Canadian dollars)

June 26, 2014

Independent Auditor’s Report

To the Board of Directors of
Sulliden Gold Corporation Ltd.

We have audited the accompanying carve out financial statements of Sulliden Gold Corporation Ltd. (East Sullivan Property), which comprise the statements of financial position as at April 30, 2014 and April 30, 2013 and the statements of operations and comprehensive loss, changes in equity and cash flows for the years ended April 30, 2014, April 30, 2013 and April 30, 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the carve out financial statements
Management is responsible for the preparation and fair presentation of these carve out financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal controls as management determines is necessary to enable the preparation of carve out financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these carve out financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the carve out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve out financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the carve out financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the carve out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the carve out financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion
In our opinion, the carve out financial statements present fairly, in all material respects, the financial position of Sulliden Gold Corporation Ltd. (East Sullivan Property) as at April 30, 2014 and April 30, 2013 and its financial performance and their cash flows for the years ended April 30, 2014, April 30, 2013 and April 30, 2012 in accordance with IFRS.

Emphasis of matter
Without modifying our opinion, we draw attention the fact that, as described in note 1 to the carve out financial statements, Sulliden Gold Corporation Ltd. (East Sullivan Property) has not operated as a separate entity. These carve out financial statements are, therefore, not necessarily indicative of results that would have occurred if Sulliden Gold Corporation Ltd. (East Sullivan Property) had been a separate stand-alone entity during the year presented or of future results of the Sulliden Gold Corporation Ltd. (East Sullivan Property).

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

SULLIDEN GOLD CORPORATION LTD. (EAST SULLIVAN PROPERTY)
Statements of Financial Position
(Expressed in Canadian dollars)

As at	April 30,	April 30,	April 30,	May 1, 2011
	2014	2013	2012	2011
ASSETS
Exploration and evaluation asset (note 6)	$133,538	$24,260	$3,138	$3,138
TOTAL ASSETS	133,538	24,260	3,138	3,138

EQUITY
Contributions from Sulliden Gold Corporation Ltd.	$141,122	$26,634	$5,403	$5,077
Deficit	(7,584)	(2,374)	(2,265)	(1,939)
TOTAL EQUITY	$133,538	$24,260	$3,138	$3,138

Nature of operations and continuance of operations (note 1)

On behalf of the Board:

Signed “Peter Tagliamonte”, Director

Signed “George Faught”, Director

The accompanying notes are an integral part of these carve out financial statements

SULLIDEN GOLD CORPORATION LTD. (EAST SULLIVAN PROPERTY)
Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

	Year Ended April 30,
	2014	2013	2012
Expenses
Share-based compensation	$(2,129)	$(8)	$(240)
General and administrative expenses	(3,575)	(108)	(100)
	(5,704)	(116)	(340)
Other
Investment income	494	7	14
Net loss and comprehensive loss for the year	(5,210)	(109)	(326)

The accompanying notes are an integral part of these carve out financial statements

SULLIDEN GOLD CORPORATION LTD. (EAST SULLIVAN PROPERTY)
Statement of Changes in Equity
(Expressed in Canadian dollars)

	Contributions from
	Sulliden Gold
	Corporation Ltd.	Deficit	Total Equity

Balance as at May 1, 2011	$5,077	$(1,939)	$3,138
Net loss for the year	-	(326)	(326)
Contributions received from Sulliden	326	-	326
Balance as at April 30, 2012	$5,403	$(2,265)	$3,138
Net loss for the year	-	(109)	(109)
Contributions received from Sulliden	21,231	-	21,231
Balance as at April 30, 2013	26,634	(2,374)	24,260
Net loss for the year	-	(5,210)	(5,210)
Contributions received from Sulliden	114,488	-	114,488
Balance as at April 30, 2014	$141,122	$(7,584)	$133,538

The accompanying notes are an integral part of these carve out financial statements

SULLIDEN GOLD CORPORATION LTD. (EAST SULLIVAN PROPERTY)
Statement of Cash Flows
(Expressed in Canadian dollars)

	Year Ended April 30,
	2014	2013	2012
Cash flows from operations
Net loss for the year	$(5,210)	$(109)	$(326)
Share-based compensation	2,129	8	240
Net cash used in operating activities	(3,081)	(101)	(86)

Cash flows from financing activities
Contributions from Sulliden Gold Corporation Ltd.	$112,359	$21,223	$86
Net cash provided by financing activities	112,359	21,223	86

Cash flows by investing Activities
Increase in exploration and evaluation asset	$(109,278)	$(21,122)	$-
Net cash used in investing activities	(109,278)	(21,122)	-
Net change in cash	-	-	-
Cash, beginning of year	-	-	-
Cash, end of year	$-	$-	$-

The accompanying notes are an integral part of these carve out financial statements

SULLIDEN GOLD COPORATION LTD. (EAST SULLIVAN PROPERTY)
Notes to the Carve out Financial Statements
April 30, 2014
(Expressed in Canadian dollars unless otherwise noted)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

These carve out financial statements reflect the financial position, results of operations and cash flows of Sulliden Gold Corporation Ltd. (East Sullivan Property) (the “Property”), which will be carried on by 2422222 Ontario Inc. (“2422222”) following the transfer by Sulliden Gold Corporation Ltd. (“Sulliden”) of certain assets to 2422222 as described in note 9.

2.	BASIS OF PRESENTATION

The carve out financial statements of the Property have been prepared by management in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Statements of Operations and Comprehensive Loss for the years ended April 30, 2014, 2013 and 2012 reflect an allocation of Sulliden’s share-based compensation costs, general and administrative expenses and investment income earned/incurred in each of these years. The allocation of these expenses and investment income was calculated on the basis of the estimated ratio of exploration activity attributable to the East Sullivan property relative to the exploration and development activity attributable to all of Sulliden’s mineral properties for each of the years presented. Applicable expenses and investment income directly attributable to East Sullivan have been allocated as such.

The carve out financial statements have been presented on a carve out basis using historical cost convention with the Exploration and Evaluation asset amounts based on the amounts recorded by Sulliden. Management cautions readers of these financial statements that the allocation of expenses does not necessarily reflect an accurate presentation of share-based compensation costs, general and administrative expenses and investment income that the Property would have earned/incurred in the aforementioned years or will incur in the future.

The carve out financial statements were approved and authorized for issuance by the Board of Directors of the Company on June 26, 2014.

3.	SUMMARY OF SIGNIFANT ACCOUNTING POLICIES

a) Exploration and Evaluation Assets

Exploration and evaluation include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. Costs incurred before the Property has obtained the legal right to explore an area are recognized in the statement of operations and comprehensive income (loss).

Exploration and evaluation relating to the acquisition of, exploration for and development of mineral properties are capitalized and include, but are not restricted to: drilling, trenching, sampling, surveying and gathering exploration data; calculation and definition of mineral resource; test work on geology, metallurgy, mining, geotechnical and geophysical; and conducting geological, geophysical, engineering, environmental, marketing and financial studies.

Capitalized costs, including general and administrative costs, are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

SULLIDEN GOLD COPORATION LTD. (EAST SULLIVAN PROPERTY)
Notes to the Carve out Financial Statements
April 30, 2014
(Expressed in Canadian dollars unless otherwise noted)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Upon the commencement of commercial production, capitalized costs will be transferred to the relevant asset classes within property, plant and equipment and charged to operations on a unit-of-production basis. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when impairment of the asset has been identified. The recoverability of amounts shown for mine development assets is dependent upon the discovery of economically recoverable reserves, the ability of the Property to obtain financing to complete development of properties and on future production.

Exploration and evaluation activities involve the search for mineral resources/reserves, the assessment of technical and operational feasibility and the determination of an identified mineral reserve’s commercial viability. Once the legal right to explore has been acquired, exploration and evaluation expenditures less recoveries are capitalized by property.

Capitalized Exploration and evaluation assets for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation assets are transferred to mine development costs. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable reserves and/or a decision to commence construction of a mine; however, this determination may be impacted by management’s assessment of certain modifying factors including: legal, environmental, social and governmental factors. All subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within mine development costs.

All capitalized Exploration and evaluation assets are monitored for indications of impairment. Indicators of impairment include, but are not limited to:

  the period for which the right to explore is less than one year;

  further exploration expenditures are not anticipated;

  a decision to discontinue activities in a specific area; and

  the existence of sufficient data indicating that the carrying amount of an exploration and evaluation asset is unlikely to be recovered from the development or sale of the asset.

Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that mine development assets are not expected to be recovered, they are charged to operations.

b) Provisions

General

Provisions are recognised when (a) the Property has a present obligation (legal or constructive) as a result of a past event and (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current risk free pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

SULLIDEN GOLD COPORATION LTD. (EAST SULLIVAN PROPERTY)
Notes to the Carve out Financial Statements
April 30, 2014
(Expressed in Canadian dollars unless otherwise noted)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Income taxes

As of April 30, 2014, The Property had not been incorporated, is not a legal entity and does not file a tax return. Upon incorporation of 2422222 and the execution of the transfer of assets and liabilities as described in Note 1, the final tax basis of the transferred assets and liabilities will be established.

The Property follows the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. A deferred tax asset is only recognized to the extent that it is probable that taxable profit will be available against which the temporary differences can be utilized.

d) Contributions

Contributions from Sulliden to the Property are presented as part of equity. The Property has no share capital, options or warrants, and as a result, there is no applicable share-related disclosure.

e) Investment income

Investment income is recognised when it is probable that the economic benefits will flow to the Property and the amount of revenue can be measured reliably. Investment income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

f) Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded-vesting basis over the period during which the employee becomes unconditionally entitled to equity instruments, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in the statement of operations and comprehensive loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payment reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Property obtains the goods or the counterparty renders the service. For those options that expire after vesting, the recorded value is transferred to retained earnings (deficit).

SULLIDEN GOLD COPORATION LTD. (EAST SULLIVAN PROPERTY)
Notes to the Carve out Financial Statements
April 30, 2014
(Expressed in Canadian dollars unless otherwise noted)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Restricted Share Units (“RSU”)

RSUs are granted to officers and employees under the terms of the Sulliden’s RSU Incentive Plan. The Property recognizes compensation expense equal to the market value of the common shares of Sulliden at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period using the graded vesting method, with a corresponding credit to share-based payment reserve for equity settled RSUs.

The RSUs vest in three equal tranches, on each of January 31, 2014, January 31, 2015 and January 31, 2016. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs that are expected to vest. The effect of these changes is recognized in the period of change. A trustee acting on behalf of the RSU holders purchases shares of the Sulliden from the open market to distribute to RSU holders as compensation. These shares are restricted and reserved in trust for issuances. Upon settlement of equity settled RSUs, any difference between the cost of the shares purchased on the open market and the amount of credited to share-based payment reserve remains in share-based payment reserve.

  Deferred Share Units (“DSUs”)

DSUs are granted to Sulliden’s non-executive directors under the terms of the Sulliden's DSU Incentive Plan. The initial fair value of the DSU compensation liability is calculated at the date of grant based on the Sulliden's share price on grant date. Subsequently, at each reporting date and on settlement, the DSU compensation liability is remeasured, with any change in fair value recorded as compensation expense in the statement of loss and comprehensive loss in the period. The fair value of the DSUs is marked to the quoted market price of the Company's common shares at each reporting date. The DSUs are settled in cash. The DSUs vest based on the pro-rata number of days each independent director remains a director of the Sulliden until January 31, 2016, except in the event of an earlier change of control, in which case, the DSUs will vest fully upon such change of control.

g) New adopted accounting standards

The following standards became effective for annual periods beginning on or after January 1, 2013, with an earlier application permitted. The Property adopted these standards and they did not have a material impact on its carve out financial statements

  IFRS 7 Financial instruments: disclosures were further amended to provide guidelines on the eligibility criteria for offsetting assets and liabilities as a single net amount in the balance sheets.

  IFRS 10 Consolidated Financial Statements (“IFRS 10”) provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of SIC 12.
  In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements.

  IFRS 12 Disclosure of Interest in Other Entities (“IFRS 12”) sets out disclosure requirements for all forms of interests in other entities, including joint arrangement, associates, special purpose vehicles and other off statements of financial position vehicles.

  IFRS 13 Fair Value Measurement (“IFRS 13”) converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price.

  IAS 1, Presentation of Financial Statements (“IAS 1”), has been amended to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

SULLIDEN GOLD COPORATION LTD. (EAST SULLIVAN PROPERTY)
Notes to the Carve out Financial Statements
April 30, 2014
(Expressed in Canadian dollars unless otherwise noted)

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of carve out financial statements in conformity with IFRS requires the Property’s management to make judgments, estimates and assumptions about future events that affect the amounts reported in the carve out financial statements and related notes to the carve out financial statements. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may differ from those estimates. The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

  Valuation of Exploration and evaluation assets - The Property carries its mineral properties at cost less any impairment losses. The Property capitalizes exploration and evaluation costs, which are related to specific projects, until the commercial feasibility of the project is determinable or the project is determined to be impaired. Costs are charged to operations when a property is abandoned or when impairment in value is identified. The Property reviews the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may not be recoverable. In undertaking this review, management is required to make significant estimates which are subject to various risks and uncertainties. Estimates may include, but are not limited to estimates of future metal prices, capital and operating costs, the quantities of mineral reserves to be mined and expected recoveries of minerals contained in ore, the ability to convert resources into economically mineable reserves, discount rates and; in the case of fair value less costs to sell, the discounted future after-tax cash flows expected to be derived from the Property’s mining properties, costs to sell the properties and the appropriate discount rate.
  Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Property’s mineral properties and exploration and development assets.

5.	SEGMENTED INFORMATION

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Property’s operations comprise a single reporting operating segment engaged substantially in mineral exploration in Quebec. As the operations comprise a single operating segment, amounts disclosed in the financial statements also represent segment amounts.

6.	EXPLORATION AND EVALUATION ASSET

	April 30,	April 30,	April 30,	May 1
	2014	2013	2012	2011

Beginning of year	$24,260	$3,138	$3,138	$2,578
Geology	97,835	20,555	-	-
Government fees	8,131	567	-	560
Field costs	3,312	-	-	-

End of year	$133,538	$24,260	$3,138	$3,138

For the year ended April 30, 2014 and 2013, capitalized exploration and evaluation costs relates to the compilation and analysis of historical drilling and exploration data on the Property.

SULLIDEN GOLD COPORATION LTD. (EAST SULLIVAN PROPERTY)
Notes to the Carve out Financial Statements
April 30, 2014
(Expressed in Canadian dollars unless otherwise noted)

7.	FINANCIAL INSTRUMENTS

Liquidity risk

As at April 30, 2014, the Property had no working capital. The Property expects to rely on the cash (or cash and common shares) to be transferred in from Sulliden discussed above to finance its ongoing planned activities. The Property is dependent on its ability to raise future equity or other debt financings, as required and available.

8.	CAPITAL MANAGEMENT

The Property manages its capital structure and makes adjustments to it, based on the funds available, in order to support the acquisition, exploration and development of mineral properties. The Property considers capital to consist of equity in net assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Property’ management to sustain future development.

The property in which the Property currently has an interest is in the exploration stage. In the past, the Property has relied on contributions from Sulliden to fund its operations. The continuing operations of the Property are dependent upon the closing of the Transaction (including the commitment to receive $25,000,000 in cash (which at Rio Alto’s option may be provided entirely in cash or $15 million in cash and $10 million in common shares of

Rio Alto) as described in note 10) as expected in early August 2014, its ability to raise additional funds, if required, in the future, successfully complete the exploration and development of its mineral properties and commence profitable operations in the future

9.	RELATED PARTY DISCLOSURES

Consulting fees

As at April 30, 2014, Sulliden is being charged $25,000 per month (the Property’s share - $19 per month) pursuant to a consulting and employment agreement between Sulliden, Forbes & Manhattan, Inc. (“Forbes”) and Mr. Stan Bharti. For the year ended April 30, 2014, the total charge was $300,000 (the Property’s share -$228) (for the year ended April 30, 2013, the total charge was $300,000; the Property’s share - $8) (for the year ended April 30, 2012, the total charge was $220,000; the Property’s share - $6). Mr. Stan Bharti, a director and Co-Chair of the Company is the Executive Chairman of Forbes.

Shared office space

The Property shares office space with other corporations that may have some common directors and/or officers. The costs associated with this space are administered by 2227929 Ontario Inc. For the year ended April 30, 2014, Sulliden was charged a monthly fee of $30,000 (the Property’s share - $23 per month) plus other charges totalling to $451,476 (the Property’s share - $343) (for the year ended April 30, 2013, the total charges was $511,739; the Property’s share -$14) ) (for the year ended April 30, 2012, the total charges was $494,919; the Property’s share -$14) for its proportionate share of office space.

Compensation of key management personnel of the Company

The Property’s proportionate share of the compensation of Sulliden’s directors and other members of key management personnel were as follows: Year ended April 30

	2014	2013	2012
Management salaries and fees	$63,190	$20,638	$54
Directors fees	160	3	5
Share-based payments	1,588	37	242
	$64,938	$20,678	$301

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Property directly or indirectly, including any directors (executive and non-executive) of Sulliden. The remuneration of directors and key executives is determined by the Board of Directors of Sulliden having regard to the performance of individuals and market trends.

SULLIDEN GOLD COPORATION LTD. (EAST SULLIVAN PROPERTY)
Notes to the Carve out Financial Statements
April 30, 2014
(Expressed in Canadian dollars unless otherwise noted)

10.	SUBSEQUENT EVENT

On June 13, 2014, Sulliden announced that they have signed a definitive arrangement agreement relating to the previously announced (dated May 21, 2014) business combination of Rio Alto Mining Limited ("Rio Alto"), and Sulliden (the “Transaction”). Under the Transaction, Rio Alto will acquire each outstanding common share of Sulliden for 0.525 of a Rio Alto common share. In addition, shareholders of Sulliden will receive 0.10 of a common share in 2422222 for each common share of Sulliden (“Sulliden common share”) held. As part of the arrangement, Sulliden will transfer its 100% interest in the East Sullivan Property in Val-d'Or, Quebec to 2422222 and 2422222 will be capitalized with approximately $25 million in cash which at Rio Alto's option may be provided entirely in cash or $15 million in cash and $10 million in common shares of Rio Alto. Following completion of the transaction, each outstanding warrant and stock option to purchase Sulliden common shares will be exercisable to purchase 0.525 of a Rio Alto common share and 0.10 of 2422222 common share in lieu of each Sulliden common share.

The Transaction remains subject to court and regulatory approval, as well as the approval of Rio Alto and Sulliden shareholders. The meeting of Sulliden shareholders and the meeting of Rio Alto shareholders to approve the Transaction are both scheduled to take place on July 30, 2014.

SULLIDEN GOLD CORPORATION LTD.
(EAST SULLIVAN PROPERTY)

Management’s Discussion and Analysis

For the years ended April 30, 2014 and 2013

SULLIDEN GOLD CORPORATION LTD.
(EAST SULLIVAN PROPERTY)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended April 30, 2014 and 2013
(Expressed in Canadian dollars, unless otherwise noted)

INTRODUCTION

On June 13, 2014 Rio Alto Mining Ltd. (“Rio Alto”) and Sulliden Gold Corporation Ltd. (“Sulliden”) announced that they have signed a definitive arrangement agreement relating to the previously announced (May 21, 2014) business combination of Rio Alto and Sulliden (the “Transaction”). Under the Transaction, Rio Alto will acquire each outstanding common share of Sulliden for 0.525 of a Rio Alto common share. In addition, as part of the agreement, shareholders of Sulliden will receive 0.10 common share of 2422222 Ontario Inc. (“2422222”) for each Sulliden common share held. Sulliden will transfer its 100% interest in Sulliden Gold Corporation Ltd. (East Sullivan Property) (the “Property”) and $25 million of cash (which at Rio Alto’s option may be provided entirely in cash or $15 million in cash and $10 million in common shares of Rio Alto) to 2422222. Following completion of the Transaction, each outstanding warrant and stock option to purchase Sulliden common shares will be exercisable to purchase 0.525 of a Rio Alto common share and 0.10 of 2422222 common shares in lieu of each Sulliden share.

The Transaction remains subject to court and regulatory approval, as well as the approval of Rio Alto and Sulliden shareholders. The meeting of Sulliden shareholders and the meeting of Rio Alto shareholders to approve the Transaction are both scheduled to take place on July 30, 2014.

The Property is located approximately 8 kilometres to the southeast of the City of Val D’Or Bourlamaque Township, in the gold mining district of Abitibi, Québec. The Property consists of 21 staked claim units, each having approximately 16 hectares in area, for a total area of approximately 336 hectares. The property is easily accessed and serviceable from the city of Val D’Or. All claims are contiguous and 100% owned by the Sulliden. This area has been explored for both gold and base metals over the past starting as early as 1872. The property encompasses the ancient East Sullivan polymetallic mine operated from 1949 to 1966 by East Sullivan Mines and Sullico Mine.

The following Management’s Discussion and Analysis (“MD&A”) of the Property is prepared as of June 26, 2014 and reviews the activities of the Property for the year ending April 30, 2014 and the subsequent period up to the date of the filing of this MD&A. This MD&A should be read in conjunction with the Property’s audited financial statements and the notes thereto for the years ended April 30, 2014, 2013 and 2012. The MD&A was prepared in accordance with the requirements set out in Multilateral Instrument 51-102 of the Canadian Securities Administrators Continuous Disclosure Obligations. All dollar amounts are stated in Canadian dollars, unless otherwise noted.

The audited financial statements to which this MD&A refer were prepared in accordance with the International Financial Reporting Standards and Interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been presented under the continuity of interests basis of accounting with balance sheet amounts based on the amounts recorded by Sulliden.

Management cautions readers of these financial statements that the allocation of expenses shown in the audited financial statements does not necessarily reflect an accurate presentation of share-based compensation costs, general and administrative expenses and investment income that The Property would have earned/incurred in the aforementioned years or will incur in the future.

OVERVIEW AND HISTORY

The Property is located approximately 8 kilometres to the southeast of the City of Val D’Or, Bourlamaque Township, in the gold mining district of Abitibi, Québec. The Property consists of 21 staked claim units, each having approximately 16 hectares in area, for a total area of approximately 336 hectares. The property is easily accessed and serviceable from the City of Val D’Or. All claims are contiguous, 100% owned by the Sulliden and in good standing. This area has been explored for both gold and base metals over the past starting as early as 1872. The property encompasses the ancient East Sullivan polymetallic mine operated from 1949 to 1966 by East Sullivan Mines and Sullico Mine.

An underground base metal mine (Cu-Zn) was operated on the property from 1949 to 1966 by the East Sullivan Mine Ltd. Exploration works (surface drilling and exploration drift) realized by East Sullivan mines in the 1950’ lead to the discovery of a gold bearing zone on the property, approximately 300 m east of the mine shaft.

Later, in the 1980’, drill exploration focussing on the gold target was conducted by Nugold Entreprises and the by Exploration Denn’Or Inc. A total of 97 holes were drilled for an approximate accumulated drill metrage of 30,000 meters. As a result from this investigation, the gold mineralization was found to be hosted or spatially related to a shear zone trending ENE (060°) and dipping 45° to the south.

No historical core is available for review for the project. Relationships between the sample length and the true thickness of the mineralized intercept may not be understood due to drill density, small scale change in vein orientation, and change in drill dip and azimuth and erroneous location of historical data. Assay results may not be reliable and don’t follow the QAQC standards implemented with the application of the N43-101.

In 2013, Sulliden reactivated work on the property. The first step taken was to launch the compilation of all available historical data. Historical data came from internal files and government archives. Although the compilation process is not yet completed, advancement were made with respect to the indexing of all historical material processed, to the generation of drill (and drill related) and structural databases, and to the tridimensional modeling of the mine workings.

No drilling was undertaken recently by the Sulliden.

The Property in the exploration stage; as such the Property has historically relied on funding from Sulliden to carry out its exploration and pay for general and administrative and other operating costs. Upon closing of the Transaction, expected in early August 2014, 2422222 will own a 100% interest in the Property, have $25 million of cash (or at Rio Alto’s option $15 million in cash and $10 million in common shares of Rio Alto). 2422222 will be developing an exploration budget and plan for the Property. After the Transaction is completed, 2422222 will assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

SELECTED ANNUAL INFORMATION

	Year ended April 30,
	2014	2013	2012
Net sales or total revenues	$-	$-	$-
Net loss	$(5,210)	$(109)	$(326)
Total Assets	$133,538	$24,260	$3,138

Results of Operations

The Property explores for precious and base metal deposits. It has no producing properties and consequently no sales or revenues from operations.

For the years ended April 30, 2014, 2013 and 2012, the Property recognized a net loss of $5,210, $109 and $326, respectively. The net loss is derived from the allocation of Sulliden’s share-based compensation costs, general and administrative and investment income as described in Note 1 to the audited financial statements for the year ended April 30, 2014, 2013 and 2012. The higher net loss for fiscal 2014 compared to fiscal 2013 and 2012 relates to higher shared-based compensation costs relating to the Restricted Share Unit and Deferred Share Unit incentive plans adopted by Sulliden starting October 2013 and higher salaries, consulting and director fees incurred by Sulliden.

Total Assets

Total Assets represents the exploration and evaluation cost on the Property. Exploration and evaluation relating to the acquisition of, exploration for and development of mineral properties are capitalized and include, but are not restricted to: drilling, trenching, sampling, surveying and gathering exploration data; calculation and definition of mineral resource; test work on geology, metallurgy, mining, geotechnical and geophysical; and conducting geological, geophysical, engineering, environmental, marketing and financial studies. Capitalized costs, including general and administrative costs, are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

SUMMARY OF QUARTERLY RESULTS

	April 30,	January 31,	October 31,	July 31,
	2014	2014	2013	2013
Net sales or total revenue	$-	$-	$-	$-
Net loss	1,236	1,361	1,948	665

	April 30,	January 31,	October 31,	July 31,
	2013	2013	2012	2012
Net sales or total revenue	$-	$-	$-	$-
Net loss	21	54	17	17

The Property is in an exploration stage and consequently it has no sales or revenues from operations. As discussed above, the higher net loss for fiscal 2014 compared to fiscal 2013 relates to higher shared-based compensation costs relating to the Restricted Share Unit and Deferred Share Unit incentive plans adopted by Sulliden starting October 2013 and higher salaries, consulting and director fees incurred by Sulliden. The net loss on a quarterly basis fluctuates mainly due to the timing of incurred expenses which include granted incentive plans, management and staff bonuses and share purchase option plans.

LIQUIDITY AND CAPITAL RESOURCES

The Property has no operations that generate cash flows. In the past, the Property has relied on contributions from Sulliden to fund its operations. The continuing operations of the Property are dependent upon the closing of the Transaction (including the commitment to receive $25,000,000 in cash (which at Rio Alto’s option may be provided entirely in cash or $15 million in cash and $10 million in common shares of Rio Alto) as described above) as expected in early August 2014, its ability to raise additional funds, if required, in the future, successfully complete the exploration and development of its mineral properties and commence profitable operations in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for the Property accounting periods beginning after May 1, 2014.

  IFRS 9 Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Property has not yet determined the impact of IFRS 9 on its financial statements.

  IAS 32 Financial instruments: presentation was amended to address inconsistencies in current practice when applying the offsetting criteria in IAS 32. Under this amendment, the meaning of
  “currently has a legally enforceable right of set-off” was clarified as well as providing clarification that some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for annual periods beginning on or after January 1, 2014 and is not expected to have a significant impact on The Property.

RISK AND UNCERTAINTIES

As the Property is active in the mineral resource exploration and development industry, it is exposed to a number of risks.

Title to Properties

While the Property has investigated title to all of the properties for which it holds concessions, claims or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Property cannot guarantee that title to such properties will not be challenged or impugned. The Property can never be certain that it will have valid title to its mineral properties. The Property does not carry title insurance on its properties. A successful claim that the Property does not have title to a property could cause the Property to lose its rights to that property, perhaps without compensation for its prior expenditures relating to the property.

Liquidity Concerns and Future Financings

The Property may require capital and operating expenditures in connection with the operation and development of its property and for working capital purposes. There can be no assurance that the Property will be successful in obtaining required financing as and when needed. Volatile markets may make it difficult or impossible for the Property to obtain debt financing or equity financing on favourable terms, if at all. Failure to obtain additional financing on a timely basis may cause the Property to postpone or slow down its development plans, forfeit rights in some or all of its properties or reduce or terminate some or all of its activities.

Mineral Resource and Mineral Reserve Estimates May be Inaccurate

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves. Such estimates are a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between management’s assumptions, including economic assumptions such as mineral prices, market conditions and actual events could have a material adverse effect on the Property’s mineral reserve and mineral resource estimates, financial position and results of operations.

No Revenues

To date, the Property has not recorded any revenues from operations nor has the Property commenced commercial production on any property. There can be no assurance that the Property has sufficient capital resources to continue as a going concern, that significant losses will not occur in the near future or that the Property will be profitable in the future. The Property expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Property’s will continue to require the commitment of substantial resources. There can be no assurance that the Property will continue as a going concern, generate any revenues or achieve profitability.

Nature of Mining, Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through exploration and drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. There is no certainty that the expenditures made by the Property towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Mining operations generally involve a high degree of risk. The Property’s operations are subject to the hazards and risks normally encountered in mineral exploration and development, including environmental hazards, explosions, and unusual or unexpected geological formations or pressures. Such risks could result in damage to, or destruction of, mineral properties, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Mineral Prices

The ability of the Property to fund its activities and, if it becomes a producing mineral company, the profitability of the Property’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Property. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Property’s business, financial condition and result of operations.

Licences and Permits, Laws and Regulations

The Property’s exploration and development activities require permits and approvals from various government authorities, and are subject extensive national, regional and local laws and regulations governing prospecting, exploration, development, production, transportation, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more time consuming and costly. In addition, the Property may be required to compensate those suffering loss or damage by reason of its activities. the Property will be required to obtain additional licences and permits from various governmental authorities to continue and expand its exploration and development activities. There can be no guarantee that the Property will be able to maintain or obtain all necessary licences, permits and approvals that may be required to explore and develop its properties, or commence construction or operation of mining facilities.

Environmental

The Property’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The project site contains an abandoned mining complex. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Property, including the suspension or cessation of operations.

Uninsured Risks

In the course of exploration and development of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Property.

Competition

The Property competes with many other mining companies that have substantially greater resources. Such competition may result in the Property being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund East Sullivan’s operations and develop its properties. The Property’s inability to compete with other mining companies for these resources would have a material adverse effect on the Property’s results of operations and business.

Dependence on Outside Parties

The Property has relied upon consultants, geologists, engineers and others and intends to rely on these parties for exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Property.

Qualified Personnel

Recruiting and retaining qualified personnel in the future is critical to the Property’s success. As the Property explores and develops its property, the need for skilled labour will increase. The number of persons skilled in the exploration and development of mining properties is limited and competition for this workforce is intense. The initiatives of the Property may be significantly delayed or otherwise adversely affected if the Property cannot recruit and retain qualified personnel as and when required.

Conflicts of Interest

Certain of the Property’s directors and officers serve or may agree to serve as directors or officers of other mining companies and, to the extent that such other companies may participate in ventures in which The Property may participate, the directors of the Property may have a conflict of interest in negotiating and concluding terms respecting such participation.

CAUTIONARY STATEMENTS

Except for statements of historical fact relating to the Property certain information contained herein constitutes forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to the development potential of the Property; the future price of gold and other minerals; the estimation of mineral reserves and mineral resources; conclusions of economic evaluation; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; mining or processing issues; currency exchange rates; government regulation of mining operations; and environmental risks. Generally, forward-looking information can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’ or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’. Forward-looking information is based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Property to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during construction, expansion and start-up; variations in mineral grade and recovery rates; delay or failure to receive government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of gold and other minerals; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; other risks of the mining industry and other risks described herein. Although management of Sulliden has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

SCHEDULE “G”
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF SPINCO

2422222 ONTARIO INC.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

APRIL 30, 2014

(expressed in Canadian dollars)

2422222 Ontario Inc.
Pro Forma Consolidated Statement of Financial Position
(Unaudited)
(Expressed in Canadian dollars)
As at April 30, 2014

		Sulliden Gold
		Corporation
		Ltd. (East
	2422222	Sullivan					2422222
	Ontario Inc.	Property)					Ontario Inc.

	June 10, 2014	April 30, 2014	Pro Forma Adjustments				Pro Forma
			Note 2(a)	Note 2(b)	Note 2(c)	Note 2(d)
ASSETS
Cash	$1	$-	$25,000,000	$-	$-	$-	$25,000,001
	1	-	25,000,000	-	-	-	25,000,001
Exploration and evaluation assets	-	133,538	-	50,000	-	-	183,538
TOTAL ASSETS	1	133,538	25,000,000	50,000	-	-	$25,183,539

LIABILITIES
Accounts payable	$-	$-	$-	$50,000	$-	$-	$50,000
	-	-	-	50,000	-	-	50,000
EQUITY
Contributions from Sulliden Gold
Corporation Ltd.	$-	$141,122	$25,000,000	$-	$(7,584)	$(25,133,538)	$-
Share capital	1	-		-	-	22,704,417	22,704,418
Share purchase warrant reserve	-	-	-	-	-	274,126	274,126
Share-based payment reserve	-	-	-	-	-	2,154,995	2,154,995
Deficit	-	(7,584)	-	-	7,584	-	-
TOTAL LIABILITIES AND EQUITY	$1	$133,538	$25,000,000	$50,000	$-	$-	$25,183,539

2422222 Ontario Inc.
Pro Forma Consolidated Statement of Comprehensive Loss
(Unaudited)
(Expressed in Canadian dollars)
For the year ended April 30, 2014

	Sulliden Gold
	Corporation
	Ltd. (East
	Sullivan
	Property)
				2422222
	Year ended	2422222	Pro Forma	Ontario Inc. Pro
	April 30, 2014	Ontario Inc.	Adjustment	Forma

Expenses
Share-based compensation	$(2,129)	$-	$-	$(2,129)
General and administrative expenses	(3,575)	-	-	(3,575)
	(5,704)	-	-	(5,704)
Other
Investment income	494	-	-	494
Net loss and comprehensive loss for the year	(5,210)	-	-	(5,210)
Deficit, beginning of year	(2,374)	-	-	(2,374)
Deficit, end of year	$(7,584)	$-	$-	$(7,584)

Basic and diluted loss per share				$(0.0002)

Weighted Average number of common shares outstanding				31,451,234

2422222 ONTARIO INC.
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)
April 30, 2014
(Expressed in Canadian dollars unless otherwise noted)

1.	BASIS OF PRESENTATION

The unaudited pro-forma consolidated financial statements of 2422222 Ontario Inc (“2422222”) have been prepared for inclusion in the Information Circular of Sulliden Gold Corporation Ltd. (“Sulliden”) dated June 26, 2014 relating to proposed acquisition of Sulliden by Rio Alto Mining Ltd (“Rio Alto”) through an arrangement. Under the arrangement, Rio Alto will acquire each outstanding common share of Sulliden for 0.525 of a Rio Alto common share. In addition, shareholders of Sulliden will receive 0.10 of a common share in 2422222 for each common share of Sulliden (“Sulliden common share”) held. As part of the arrangement, Sulliden will transfer its 100% interest in the East Sullivan Property in Val-d'Or, Quebec to 2422222 and 2422222 will be capitalized with approximately $25 million in cash which at Rio Alto's option may be provided entirely in cash or $15 million in cash and $10 million in common shares of Rio Alto. Following completion of the transaction, each outstanding warrant and stock option to purchase Sulliden common shares will be exercisable to purchase 0.525 of a Rio Alto common share and 0.10 of 2422222 common share in lieu of each Sulliden common share.

Upon completion of the arrangement, Rio Alto will own Sulliden and its 100% interests in the Shahuindo Gold and Silver Project in Peru. These pro-forma consolidated financial statements have been derived from the audited financial statements of 2422222 as at June 10, 2014 and the audited financial statements of Sulliden Gold Corporation Ltd. (East Sullivan Property) (“the Property”) as at April 30, 2014. 2422222 is a newly formed company incorporated under the laws of the Province of Ontario.

The pro-forma consolidated statement of financial position has been prepared as if the arrangement had occurred on April 30, 2014. The pro-forma consolidated Statements of Comprehensive Loss for the year ended April 30, 2014 have been prepared as if the arrangement had occurred on May 1, 2013.

These unaudited pro-forma consolidated financial statements have been prepared by the management of Sulliden in accordance with International Financial Reporting Standards. The pro-forma adjustments are based on certain estimates and assumptions and it is likely that the actual adjustments will differ from the pro-forma adjustments and it is possible the differences may be material. The pro-forma consolidated financial statements have been prepared for illustrative purposes only and may not be indicative of 2422222’s financial position or operating results that would have occurred if the arrangement had been in effect at the dates indicated.

Further, these unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position that may be obtained in the future. These unaudited pro-forma consolidated financial statements should be read in conjunction with the financial statements and other information available to Sulliden, as referred to above.

2.	PRO FORMA ASSUMPTIONS

The unaudited pro forma consolidated financial statements give effect to the following assumptions and transactions:

a)

The subscription by Sulliden for $25,000,000 in common shares of 2422222. The pro forma adjustment of $25,000,000 assumes there will be no difference between the market value of a Sulliden common share and 0.525 of a Rio Alto common share at the time of the closing of the arrangement. In the event that the market value of a Sulliden common share exceeds the market value of 0.525 of a Rio Alto common share at the time of the closing of the arrangement, the holders of Sulliden’s Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”) will receive a cash payment equivalent to the difference for each RSU or DSU held; 50% of which will be satisfied from the cash portion of Sulliden’s subscription and 50% of which will be satisfied by Rio Alto.

b)	Exploration and evaluation costs of $50,000 to be incurred on the East Sullivan property for a technical report.

2422222 ONTARIO INC.
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)
April 30, 2014
(Expressed in Canadian dollars unless otherwise noted)

2.	PRO FORMA ASSUMPTIONS (Continued)

c)	Elimination of deficit on recapitalization of 2422222.

d)

Conversion factor of shareholders of Sulliden receiving 0.10 of a common share in 2422222 for each common share of Sulliden and each outstanding warrant and stock options to purchase Sulliden common shares exercisable to purchase 0.10 of 2422222 common share in lieu of each Sulliden common share:

1)	Conversion of 314,512,332 common shares of Sulliden into 31,451,233 common shares of 2422222 (Note 3)

2)	Conversion of 18,876,404 share purchase warrants of Sulliden into 18,876,404 share purchase warrants of 2422222 (Note 4)

3)	Conversion of 22,350,900 share purchase options of Sulliden into 22,350,900 share purchase options of 2422222 (Note 5).

3.	SHARE CAPITAL

Pro Forma share capital as at April 30, 2014 in the unaudited pro forma consolidated statement of financial position is comprised of the following:

	Number of
	Shares	Amount

Share capital as set out in the audited financial statements of 2422222	1	$1
Shares issued on transfer of assets to 2422222	31,451,233	22,704,417
	31,451,234	22,704,418

4.	SHARE PURCHASE WARRANTS

Pro Forma share purchase warrants as at April 30, 2014 in the unaudited pro forma consolidated statement of financial position is comprised of the following:

	Number of
	Warrants	Amount

Shares purchase warrants issued on transfer of assets to 2422222	18,876,404	$274,126
	18,876,404	274,126

Each share purchase warrant entitles the holder of the warrant to acquire one common share of 2422222 at a price of $0.13 until April 12, 2015. The exercise price of the share purchase warrants is based on the conversion factor of 0.10.

2422222 ONTARIO INC.
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited)
April 30, 2014
(Expressed in Canadian dollars unless otherwise noted)

5.	SHARE-BASED PAYMENT RESERVE

Pro Forma share-based payment reserve as at April 30, 2014 in the unaudited pro forma consolidated statement of financial position is comprised of the following:

	Number of
	Options	Amount

Shares purchase options issued on transfer of assets to 2422222	22,350,900	$2,154,995
	22,350,900	2,154,995

Share purchase options outstanding entitles the holders of the option to acquire one common shares of 2422222 at prices ranging from $0.07 to $0.24 per common share and terminating no later than September 12, 2018. The exercise price of the share purchase options is based on the conversion factor of 0.10.

Any questions and requests for assistance may be directed to the Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
 M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-229-8214
Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272